Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-175944

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

On July 10, 2011, Vanguard Natural Resources, LLC (“Vanguard”), Vanguard Natural Gas, LLC (“VNG”), Vanguard Acquisition Company, LLC (“MergerCo”), which is a wholly-owned subsidiary of VNG, Encore Energy Partners LP (“Encore”), and Encore Energy Partners GP LLC (“Encore GP”), which is the general partner of Encore, entered into a merger agreement (the “merger agreement”). Pursuant to the merger agreement, MergerCo will merge with and into Encore (the “merger”), with Encore surviving the merger as a wholly-owned subsidiary of VNG, and all common units representing limited partner interests in Encore (“Encore common units”) outstanding at the effective time of the merger and not owned by VNG will be cancelled and converted into the right to receive common units representing limited liability company interests in Vanguard (“Vanguard common units”) based on an exchange ratio of 0.75 Vanguard common units per Encore common unit. No fractional Vanguard common units will be issued in the merger, and Encore unitholders will, instead, receive cash in lieu of fractional Vanguard common units. Vanguard common unitholders will continue to own their existing Vanguard common units.

Based on the estimated number of Vanguard common units and Class B units and Encore common units that will be outstanding immediately prior to the closing of the merger, we estimate that, upon the closing, former Encore unitholders (other than VNG), will own approximately 37.8% of the combined company and the current Vanguard unitholders will own approximately 62.2% of the combined company.

Vanguard and Encore will each hold special meetings of their respective unitholders in connection with the proposed merger. At the special meeting of Vanguard unitholders, the Vanguard unitholders will be asked to vote on the proposal to approve the issuance of Vanguard common units to Encore unitholders pursuant to the merger agreement (the “Vanguard common unit issuance”). The proposal to issue Vanguard common units will be approved if the holders of a majority of the outstanding Vanguard common units and Class B units, voting together as a single class, present in person or represented by proxy, entitled to vote on the proposal and actually voting at the special meeting, vote to approve the Vanguard common unit issuance, provided the total number of votes cast represents a majority of the outstanding Vanguard units entitled to vote on the proposal. At the special meeting of Encore unitholders, the Encore unitholders will be asked to vote on the proposal to approve and adopt the merger agreement and approve the merger. The proposal to approve and adopt the merger agreement and approve the merger will be approved if the holders of a majority of the outstanding Encore common units entitled to vote on the proposal vote to approve and adopt the merger agreement and approve the merger. Pursuant to a voting agreement (the “voting agreement”) between Vanguard, VNG, MergerCo, Encore and Encore GP, Vanguard and VNG have agreed to vote any Encore common units owned by them in favor of approving and adopting the merger agreement and approving the merger, including the 20,924,055 Encore common units currently held by VNG, which units represent approximately 46.0% of the outstanding Encore common units.

We cannot complete the merger unless the unitholders of Vanguard and Encore approve the respective proposals described above. Accordingly, your vote is very important regardless of the number of units you own. Voting instructions are set forth inside this joint proxy statement/prospectus.

The conflicts committee (the “Vanguard Conflicts Committee”) of the Vanguard board of directors (the “Vanguard Board”) unanimously determined that the merger, the merger agreement, and the transactions contemplated thereby, including the Vanguard common unit issuance, are fair and reasonable to, and in the best interests of, Vanguard and the holders of Vanguard common units unaffiliated with Vanguard. The actions taken by the Vanguard Conflicts Committee constitute “Special Approval” under Vanguard’s limited liability company agreement. The Vanguard Conflicts Committee also recommended that the merger, the merger agreement and the transactions contemplated thereby, including the Vanguard common unit issuance, be approved by the Vanguard Board, and the Vanguard common unit issuance be approved by the holders of Vanguard common units. Based in part on such determination, Special Approval and recommendation, the Vanguard Board approved the merger, the merger agreement and the transactions contemplated thereby, including the Vanguard common unit issuance, and recommended that the holders of Vanguard common units vote in favor of the Vanguard common unit issuance.

The conflicts committee (the “Encore Conflicts Committee”) of the Encore GP board of directors (the “Encore GP Board”) unanimously determined that the merger, the merger agreement, and the transactions contemplated thereby are fair and reasonable to, advisable to and in the best interests of, Encore and the holders of Encore common units unaffiliated with Vanguard (the “Encore unaffiliated unitholders”) and approved the same. The actions taken by the Encore Conflicts Committee constitute “Special Approval” under Encore’s partnership agreement. The Encore Conflicts Committee also recommended that the Encore GP Board determine that the merger agreement and the merger are fair and reasonable to, advisable to, and in the best interests of Encore and the Encore unaffiliated unitholders and that the Encore unaffiliated unitholders vote in favor of approval and adoption of the merger agreement. Based in part on such determination, Special Approval and recommendation, the Encore GP Board approved the merger, the merger agreement and the transactions contemplated thereby, determined that they were fair and reasonable to, advisable to, and in the best interests of Encore and the Encore unaffiliated unitholders, and recommended that the Encore unitholders vote in favor of the merger agreement and the merger.

This joint proxy statement/prospectus provides you with detailed information about the proposed merger and related matters. We encourage you to read the entire document carefully. In particular, please read “Risk Factors” beginning on page 38 of this joint proxy statement/ prospectus for a discussion of risks relevant to the merger and Vanguard’s business following the merger.

Vanguard’s common units are listed on the New York Stock Exchange (“NYSE”) under the symbol “VNR,” and Encore’s common units are listed on the NYSE under the symbol “ENP.” The last reported sale price of Vanguard’s common units on the NYSE on October 27, 2011 was $28.78. The last reported sale price of Encore common units on the NYSE on October 27, 2011 was $21.29.

Loren Singletary Chairman of the Conflicts Committee of The Board of Directors of Vanguard Natural Resources, LLC	John E. Jackson Chairman of the Conflicts Committee of The Board of Directors of Encore Energy Partners GP LLC

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this joint proxy statement/prospectus or has determined if this document is truthful or complete. Any representation to the contrary is a criminal offense.

All information in this document concerning Vanguard has been furnished by Vanguard. All information in this document concerning Encore has been furnished by Encore. Vanguard has represented to Encore, and Encore has represented to Vanguard, that the information furnished by and concerning it is true and correct in all material respects.

This joint proxy statement/prospectus is dated October 31, 2011 and is being first mailed to Encore unitholders and Vanguard unitholders on or about October 31, 2011.

Houston, Texas
October 31, 2011

Notice of Special Meeting of Unitholders

To the Unitholders of Vanguard Natural Resources, LLC:

A special meeting of unitholders of Vanguard Natural Resources, LLC (“Vanguard”) will be held on November 30, 2011 at 11:00 a.m., local time, at the offices of Vinson & Elkins L.L.P., 1001 Fannin Street, Suite 2500, Houston, Texas 77002, for the following purposes:

•	To consider and vote upon a proposal to approve the issuance of common units representing limited liability company interests in Vanguard (“Vanguard common units”) in connection with the merger (the “merger”) contemplated by the Agreement and Plan of Merger dated as of July 10, 2011, by and among Vanguard, Vanguard Natural Gas, LLC, Vanguard Acquisition Company, LLC, Encore Energy Partners LP and Encore Energy Partners GP LLC, as it may be amended from time to time (the “merger agreement”); and
•	To transact such other business as may properly be presented at the meeting or any adjournments or postponements of the meeting.

The proposal to issue Vanguard common units to Encore unitholders pursuant to the merger agreement (the “Vanguard common unit issuance”) will be approved if the holders of a majority of the outstanding Vanguard common units and Class B units, voting together as a single class, present in person or represented by proxy, entitled to vote on the proposal and actually voting at the special meeting, vote to approve the Vanguard common unit issuance, provided the total number of votes cast represents a majority of the outstanding Vanguard units entitled to vote on the proposal. Failures to vote, abstentions and broker non-votes will result in the absence of a vote for or against the Vanguard common unit issuance.

The conflicts committee (the “Vanguard Conflicts Committee”) of the Vanguard board of directors (the “Vanguard Board”) unanimously determined that the merger, the merger agreement, and the transactions contemplated thereby, including the Vanguard common unit issuance, are fair and reasonable to, and in the best interests of, Vanguard and the holders of Vanguard common units unaffiliated with Vanguard. The actions taken by the Vanguard Conflicts Committee constitute “Special Approval” under Vanguard’s limited liability company agreement. The Vanguard Conflicts Committee also recommended that the merger, the merger agreement and the transactions contemplated thereby, including the Vanguard common unit issuance, be approved by the Vanguard Board, and the Vanguard common unit issuance be approved by the holders of Vanguard common units. Based in part on such determination, Special Approval and recommendation, the Vanguard Board approved the merger, the merger agreement and the transactions contemplated thereby, including the Vanguard common unit issuance, and recommended that the holders of Vanguard common units vote in favor of the Vanguard common unit issuance.

Only unitholders of record at the close of business on October 14, 2011 are entitled to notice of and to vote at the meeting and any adjournments or postponements of the meeting. A list of unitholders entitled to vote at the meeting will be available for inspection at Vanguard’s offices in Houston, Texas for any purpose relevant to the meeting during normal business hours for a period of ten days before the meeting and at the meeting.

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE VOTE IN ONE OF THE FOLLOWING WAYS:

•	If you hold your units in the name of a bank, broker or other nominee, you should follow the instructions provided by your bank, broker or nominee when voting your Vanguard units.
•	If you hold your units in your own name, you may vote by:
•	using the toll-free telephone number shown on the proxy card;
•	using the Internet website shown on the proxy card; or
•	marking, signing, dating and promptly returning the enclosed proxy card in the postage-paid envelope. It requires no postage if mailed in the United States.

The enclosed joint proxy statement/prospectus provides a detailed description of the merger and the merger agreement as well as a description of the issuance of Vanguard common units to Encore unitholders pursuant to the merger agreement. We urge you to read this joint proxy statement/prospectus, including any documents incorporated by reference, and the Annexes carefully and in their entirety. If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies or need help voting your Vanguard common units, please contact Vanguard’s proxy solicitor:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
Banks and Brokers Call: 212-269-5550
All Others Call Toll Free: 1-800-628-8532
Email: proxyinfo@dfking.com

By order of the Board of Directors of
Vanguard Natural Resources, LLC,

Scott W. Smith
President and Chief Executive Officer
Vanguard Natural Resources, LLC

Houston, Texas
October 31, 2011

Notice of Special Meeting of Unitholders

To the Unitholders of Encore Energy Partners LP:

A special meeting of unitholders of Encore Energy Partners LP (“Encore”) will be held on November 30, 2011 at 10:00 a.m., local time, at the offices of Vinson & Elkins L.L.P., 1001 Fannin Street, Suite 2500, Houston, Texas 77002, for the following purposes:

•	To consider and vote upon the approval and adoption of the Agreement and Plan of Merger dated as of July 10, 2011, by and among Vanguard Natural Resources, LLC (“Vanguard”), Vanguard Natural Gas, LLC (“VNG”), Vanguard Acquisition Company, LLC (“MergerCo”), Encore and Encore Energy Partners GP LLC (“Encore GP”), as it may be amended from time to time (the “merger agreement”), and the approval of the merger contemplated by the merger agreement (the “merger”); and
•	To transact such other business as may properly be presented at the meeting or any adjournments or postponements of the meeting.

The proposal to adopt the merger agreement and approve the merger will be approved if the holders of a majority of the outstanding Encore common units entitled to vote on the proposal vote to adopt the merger agreement and approve the merger. Failures to vote, abstentions and broker non-votes will have the same effect as a vote against the merger proposal. Pursuant to a voting agreement (the “voting agreement”) between Vanguard, VNG, MergerCo, Encore and Encore GP, Vanguard and VNG have agreed to vote any Encore common units owned by them in favor of adopting the merger agreement and approving the merger, including the 20,924,055 Encore common units currently held by VNG, which represent approximately 46.0% of the outstanding Encore common units.

The conflicts committee (the “Encore Conflicts Committee”) of the Encore GP board of directors (the “Encore GP Board”) unanimously determined that the merger, the merger agreement, and the transactions contemplated thereby are fair and reasonable to, advisable to, and in the best interests of, Encore and the holders of Encore common units unaffiliated with Vanguard (the “Encore unaffiliated unitholders”) and approved the same. The actions taken by the Encore Conflicts Committee constitute “Special Approval” under Encore’s partnership agreement. The Encore Conflicts Committee also recommended that the Encore GP Board determine that the merger agreement and the merger are fair and reasonable to, advisable to, and in the best interests of Encore and the Encore unaffiliated unitholders and that the Encore unaffiliated unitholders vote in favor of approval and adoption of the merger agreement. Based in part on such determination, Special Approval and recommendation, the Encore GP Board approved the merger, the merger agreement and the transactions contemplated thereby, determined that they were fair and reasonable to, advisable to, and in the best interests of Encore and Encore unaffiliated unitholders, and recommended that the Encore unitholders vote in favor of the merger agreement and the merger.

Only unitholders of record at the close of business on October 14, 2011 are entitled to notice of and to vote at the meeting and any adjournments or postponements of the meeting. A list of unitholders entitled to vote at the meeting will be available for inspection at Encore’s offices in Houston, Texas for any purpose relevant to the meeting during normal business hours for a period of ten days before the meeting and at the meeting.

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE VOTE IN ONE OF THE FOLLOWING WAYS:

•	If you hold your units in the name of a bank, broker or other nominee, you should follow the instructions provided by your bank, broker or nominee when voting your Encore common units.
•	If you hold your units in your own name, you may vote by:
•	using the toll-free telephone number shown on the proxy card;
•	using the Internet website shown on the proxy card; or
•	marking, signing, dating and promptly returning the enclosed proxy card in the postage-paid envelope. It requires no postage if mailed in the United States.

The enclosed joint proxy statement/prospectus provides a detailed description of the merger and the merger agreement as well as a description of the issuance of Vanguard common units to Encore unitholders pursuant to the merger agreement. We urge you to read this joint proxy statement/prospectus, including any documents incorporated by reference, and the Annexes carefully and in their entirety. If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies or need help voting your Encore common units, please contact Encore’s proxy solicitor:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
Banks and Brokers Call: 212-269-5550
All Others Call Toll Free: 1-800-628-8532
Email: proxyinfo@dfking.com

By order of the Board of Directors of
Encore Energy Partners GP LLC,
as the general partner of Encore Energy Partners LP,

Scott W. Smith
President and Chief Executive Officer
Encore Energy Partners GP LLC

IMPORTANT NOTE ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the Securities and Exchange Commission, which is referred to as the “SEC” or the “Commission,” constitutes a proxy statement of Encore under Section 14(a) of the Securities Exchange Act of 1934, as amended, which is referred to as the “Exchange Act,” with respect to the solicitation of proxies for the special meeting of Encore unitholders to, among other things, approve the merger agreement and the merger. This joint proxy statement/prospectus is also a proxy statement of Vanguard under Section 14(a) of the Exchange Act with respect to the solicitation of proxies for the special meeting of Vanguard unitholders to, among other things, approve the Vanguard common unit issuance in connection with the merger and a prospectus of Vanguard under Section 5 of the Securities Act of 1933, as amended, which is referred to as the “Securities Act,” for Vanguard common units that will be issued to Encore unitholders in the merger pursuant to the merger agreement.

As permitted under the rules of the SEC, this joint proxy statement/prospectus incorporates by reference important business and financial information about Vanguard and Encore from other documents filed with the SEC that are not included in or delivered with this joint proxy statement/prospectus. Please read “Where You Can Find More Information” beginning on page 160. You can obtain any of the documents incorporated by reference into this document from Vanguard or Encore, as the case may be, or from the SEC’s website at http://www.sec.gov. This information is also available to you without charge upon your request in writing or by telephone from Vanguard or Encore at the following addresses and telephone numbers:

Vanguard Natural Resources, LLC 5847 San Felipe, Suite 3000 Attention: Investor Relations Houston, Texas 77057 Telephone: (832) 327-2255	Encore Energy Partners LP 5847 San Felipe, Suite 3000 Attention: Investor Relations Houston, Texas 77057 Telephone: (832) 327-2255

Please note that copies of the documents provided to you will not include exhibits, unless the exhibits are specifically incorporated by reference into the documents or this joint proxy statement/prospectus.

You may obtain certain of these documents at Vanguard’s website, www.vnrllc.com, by selecting “Investors” and then selecting “SEC Filings,” and at Encore’s website, www.encoreenp.com, by selecting “Investors” and then selecting “SEC Filings.” Information contained on Encore’s and Vanguard’s websites is expressly not incorporated by reference into this joint proxy statement/prospectus.

In order to receive timely delivery of requested documents in advance of the special meetings, your request should be received no later than November 23, 2011. If you request any documents, Vanguard or Encore will mail them to you by first class mail, or another equally prompt means, within one business day after receipt of your request.

Vanguard and Encore have not authorized anyone to give any information or make any representation about the merger, Vanguard or Encore that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that have been incorporated by reference into this joint proxy statement/prospectus. Therefore, if anyone distributes this type of information, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies is unlawful, or you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. The information contained in this joint proxy statement/prospectus speaks only as of the date of this joint proxy statement/prospectus, or in the case of information in a document incorporated by reference, as of the date of such document, unless the information specifically indicates that another date applies. All information in this document concerning Vanguard has been furnished by Vanguard. All information in this document concerning Encore has been furnished by Encore. Vanguard has represented to Encore, and Encore has represented to Vanguard, that the information furnished by and concerning it is true and correct in all material respects.

JOINT PROXY STATEMENT/PROSPECTUS

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DEFINITIONS

The following terms have the meanings set forth below for purposes of this joint proxy statement/ prospectus, unless the context otherwise indicates:

•	“Encore” means Encore Energy Partners LP
•	“Encore GP Board” means the board of directors of Encore GP.
•	“Encore Conflicts Committee” means the conflicts committee of the board of directors of Encore GP.
•	“Encore GP” means Encore Energy Partners GP LLC, the general partner of Encore.
•	“Encore’s partnership agreement” means the Second Amended and Restated Agreement of Limited Partnership of Encore, dated as of September 17, 2007, as amended by Amendment No. 1 thereto, dated as of May 10, 2007 and Amendment No. 2 thereto, dated as of December 28, 2010.
•	“Encore unaffiliated unitholders” means the Encore unitholders other than Vanguard and its affiliates, including VNG.
•	“MergerCo” means Vanguard Acquisition Company, LLC, a wholly owned subsidiary of VNG.
•	“Vanguard” means Vanguard Natural Resources, LLC.
•	“Vanguard Board” means the board of directors of Vanguard.
•	“Vanguard Conflicts Committee” means the conflicts committee of the board of directors of Vanguard.
•	“Vanguard’s limited liability company agreement” means the Second Amended and Restated Limited Liability Company Agreement of Vanguard, dated as of October 29, 2007.
•	“VNG” means Vanguard Natural Gas, LLC, a wholly owned subsidiary of Vanguard.

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETINGS

Important Information and Risks.  The following are brief answers to some questions that you may have regarding the proposed merger and the proposals being considered at the special meetings. You should read and consider carefully the remainder of this joint proxy statement/prospectus, including the Risk Factors beginning on page 38 and the attached Annexes, because the information in this section does not provide all of the information that might be important to you. Additional important information and descriptions of risk factors are also contained in the documents incorporated by reference in this joint proxy statement/prospectus. Please read “Where You Can Find More Information” beginning on page 160.

Q:	Why am I receiving these materials?
A:	Vanguard and Encore have agreed to combine by merging MergerCo, a wholly-owned subsidiary of VNG, with and into Encore, with Encore surviving the merger. The merger cannot be completed without the approval of the Vanguard and Encore unitholders.
Q:	What are the proposed transactions?
A:	Vanguard and Encore have agreed to combine by merging MergerCo with and into Encore under the terms of a merger agreement that is described in this joint proxy statement/prospectus and attached as Annex A to this joint proxy statement/prospectus. As a result of the merger, each outstanding common unit representing a limited partner interest in Encore (“Encore common units”), other than those owned by VNG, will be converted into the right to receive common units representing limited liability company interests in Vanguard (“Vanguard common units”) based on an exchange ratio of 0.75 Vanguard common units per Encore common unit (the “exchange ratio”). The 20,924,055 Encore common units owned by VNG will remain outstanding as the only limited partner interests in Encore.

The merger will become effective on the date and at the time that the certificate of merger is filed with the Secretary of State of the State of Delaware, or a later date and time if set forth in the certificate of merger. Throughout this joint proxy statement/prospectus, this is referred to as the “effective time” of the merger.

Q:	Why are Vanguard and Encore proposing the merger?
A:	Vanguard and Encore believe that the merger will benefit both Vanguard and Encore by combining into a single company of significantly larger scale that is better positioned to compete in the marketplace.

Please read “The Merger — Recommendation of the Encore Conflicts Committee and the Encore GP Board and Reasons for the Merger” and “The Merger — Recommendation of the Vanguard Conflicts Committee and the Vanguard Board and Reasons for the Merger.”

Q:	What will happen to Encore as a result of the merger?
A:	As a result of the merger, MergerCo will merge with and into Encore, and Encore will survive as an indirect wholly-owned subsidiary of Vanguard.
Q:	What will Encore common unitholders receive in the merger?
A:	If the merger is completed, holders of Encore common units (whom we refer to as “Encore unitholders”) other than VNG will be entitled to receive 0.75 Vanguard common units in exchange for each Encore common unit owned. The exchange ratio is fixed and will not be adjusted on account of any change in price of either Vanguard common units or Encore common units prior to completion of the merger. If the exchange ratio would result in an Encore unitholder being entitled to receive a fraction of a Vanguard common unit, that unitholder will receive cash from Vanguard in lieu of such fractional interest in an amount equal to such fractional interest multiplied by the average of the closing prices of Vanguard common units for the ten consecutive New York Stock Exchange (“NYSE”) full trading days ending at the close of trading on the last NYSE full trading day immediately preceding the day the merger closes. For additional information regarding exchange procedures, please read “The Merger Agreement — Exchange of Certificates; Fractional Units.”

Q:	Where will my units trade after the merger?
A:	Vanguard common units will continue to trade on the NYSE under the symbol “VNR.” Encore common units will no longer be publicly traded.
Q:	What will Vanguard unitholders receive in the merger?
A:	Vanguard unitholders will simply retain the Vanguard units they currently own. They will not receive any additional Vanguard units in the merger.
Q:	What happens to my future distributions?
A:	Once the merger is completed and Encore common units are exchanged for Vanguard common units, when distributions are approved and declared and paid by Vanguard, former Encore unitholders will receive distributions on the Vanguard common units they receive in the merger in accordance with Vanguard’s limited liability company agreement. Encore unitholders will receive distributions on their Encore common units for the quarter ended September 30, 2011 on the payment date of November 14, 2011. Assuming that the merger closes before February 3, 2012, the expected ex-dividend dates for determining the holders of Vanguard and Encore common units entitled to receive distributions for the fourth quarter of 2011, former Encore unitholders will receive distributions on Vanguard common units they receive in the merger for the quarter ended December 31, 2011 to be declared by January 27, 2012 and paid on February 14, 2012. Encore unitholders will not receive distributions from both Encore and Vanguard for the same quarter. For additional information, please read “Market Prices and Distribution Information.”

Current Vanguard common unitholders will continue to receive distributions on their common units in accordance with Vanguard’s limited liability company agreement and at the discretion of the Vanguard Board. For a description of the distribution provisions of Vanguard’s limited liability company agreement, please read “Comparison of the Rights of Vanguard and Encore Unitholders.”

The current annualized distribution rate per Encore common unit is $1.88 (based on the quarterly distribution of $0.47 per Encore common unit declared on October 27, 2011 with respect to the third quarter of 2011). Based on the exchange ratio, the annualized distribution rate for each Encore common unit exchanged for 0.75 Vanguard common units would be approximately $1.7325 (based on the quarterly distribution of $0.5775 per Vanguard common unit declared on October 27, 2011 with respect to the third quarter of 2011). Accordingly, based on current distribution rates and the exchange ratio, an Encore unitholder would initially receive approximately 7.8% less in quarterly cash distributions on an annualized basis after giving effect to the merger. For additional information, please read “Comparative Per Unit Information” and “Market Prices and Distribution Information.”

Q:	When and where will the special meetings be held?
A:	Vanguard unitholders: The special meeting of Vanguard unitholders will be held at the offices of Vinson & Elkins L.L.P., 1001 Fannin Street, Suite 2500, Houston, Texas 77002 on November 30, 2011, at 11:00 a.m., local time.

Encore unitholders:  The special meeting of Encore unitholders will be held at the offices of Vinson & Elkins L.L.P., 1001 Fannin Street, Suite 2500, Houston, Texas 77002 on November 30, 2011, at 10:00 a.m., local time.

Q:	Who is entitled to vote at the special meetings?
A:	Vanguard unitholders: The record date for the Vanguard special meeting is October 14, 2011. Only holders of record of Vanguard common units or Class B units (whom we refer to, collectively, as “Vanguard unitholders”) as of the close of business on the record date are entitled to notice of, and to vote at, the Vanguard special meeting or any adjournment or postponement of the Vanguard special meeting.

Encore unitholders:  The record date for the Encore special meeting is October 14, 2011. Only unitholders of record as of the close of business on the record date are entitled to notice of, and to vote at, the Encore special meeting or any adjournment or postponement of the Encore special meeting.

Q:	What constitutes a quorum at the special meetings?
A:	Vanguard unitholders: The presence in person or by proxy at the special meeting of the holders of a majority of Vanguard’s outstanding units on the record date will constitute a quorum and will permit Vanguard to conduct the proposed business at the Vanguard special meeting. Units held in your name will be counted as present at the special meeting if you:
•	are present in person at the meeting; or
•	have submitted a properly executed proxy card or properly submitted your proxy by telephone or Internet.

Proxies received but marked as abstentions will be counted as units that are present and entitled to vote for purposes of determining the presence of a quorum. If an executed proxy is returned by a broker or other nominee holding units in “street name” indicating that the broker does not have discretionary authority as to certain units to vote on a specific proposal (a “broker non-vote” with respect to such proposal), such units will be considered present at the meeting for purposes of determining the presence of a quorum but cannot be included in the vote. Therefore, broker non-votes will result in the absence of a vote for or against the Vanguard common unit issuance. Because the only proposal for consideration at the Vanguard special meeting is a non-discretionary proposal, however, we do not expect that there will be any broker non-votes at the Vanguard special meeting.

Encore unitholders:  The presence in person or by proxy at the special meeting of the holders of a majority of Encore’s outstanding common units on the record date will constitute a quorum and will permit Encore to conduct the proposed business at the special meeting. Units held in your name will be counted as present at the special meeting if you:

•	are present in person at the meeting; or
•	have submitted a properly executed proxy card or properly submitted your proxy by telephone or Internet.

Proxies received but marked as abstentions will be counted as units that are present and entitled to vote for purposes of determining the presence of a quorum. Broker non-votes will be considered present at the meeting for purposes of determining the presence of a quorum but cannot be included in the vote; therefore, broker non-votes have the same effect as a vote against approval and adoption of the merger agreement and approval of the merger. Because the only proposal for consideration at the Encore special meeting is a non-discretionary proposal, however, we do not expect that there will be any broker non-votes at the Encore special meeting.

Q:	What is the vote required to approve each proposal?
A:	Vanguard unitholders: The proposal to issue Vanguard common units will be approved if the holders of a majority of the outstanding Vanguard units present in person or represented by proxy, entitled to vote on the proposal and actually voting at the special meeting, vote to approve the issuance of Vanguard common units to Encore unitholders pursuant to the merger agreement (the “Vanguard common unit issuance”), provided the total number of votes cast represents a majority of the outstanding Vanguard units entitled to vote on the proposal. Failures to vote, abstentions and broker non-votes will result in the absence of a vote for or against the Vanguard common unit issuance.

Encore unitholders:  The proposal to approve and adopt the merger agreement and approve the merger (the “merger proposal”) will be approved if the holders of a majority of the outstanding Encore common units entitled to vote on the merger proposal vote to approve and adopt the merger agreement and approve the merger. Failures to vote, abstentions and broker non-votes will have the same effect as a vote against the merger proposal. Pursuant to a voting agreement (the “voting agreement”) between Vanguard, VNG, MergerCo, Encore and Encore GP, Vanguard and VNG have agreed to vote any Encore common units owned by them in favor of approving and adopting the merger agreement and approving the merger, including the 20,924,055 Encore common units currently held by VNG, which represent approximately 46.0% of the outstanding Encore common units.

Q:	How do I vote my units if I hold my units in my own name?
A:	Vanguard unitholders: After you have read this joint proxy statement/prospectus carefully, please respond by completing, signing and dating your proxy card and returning it in the enclosed postage-paid envelope, or by submitting your proxy by telephone or the Internet as soon as possible in accordance with the instructions provided under “The Special Unitholder Meetings — Voting Procedures — Voting by Vanguard Unitholders” beginning on page 42.

Encore unitholders:  After you have read this joint proxy statement/prospectus carefully, please respond by completing, signing and dating your proxy card and returning it in the enclosed postage-paid envelope, or by submitting your proxy by telephone or the Internet as soon as possible in accordance with the instructions provided under “The Special Unitholder Meetings — Voting Procedures — Voting by Encore Unitholders” beginning on page 44.

Q:	If my units are held in “street name” by my broker or other nominee, will my broker or other nominee vote my units for me?
A:	Vanguard unitholders: Not unless you tell them how to vote. As a general rule, absent specific instructions from you, your broker is not allowed to vote your Vanguard units on any proposal on which your broker, bank or other nominee does not have discretionary authority. The only proposal for consideration at the Vanguard special meeting is the approval of the Vanguard common unit issuance, which is a non-discretionary matter for which brokers, banks and other nominees do not have discretionary authority to vote. To tell your broker or other nominee how to vote, you should follow the directions that your broker or other nominee provides to you.

Please note that you may not vote your Vanguard units held in “street name” by returning a proxy card directly to Vanguard or by voting in person at the special meeting of Vanguard unitholders unless you provide a “legal proxy,” which you must obtain from your broker or other nominee. If you do not instruct your broker or other nominee on how to vote your Vanguard units, your broker or other nominee must not vote your Vanguard units, which will result in the absence of a vote for or against the Vanguard common unit issuance. You should therefore provide your broker or other nominee with instructions as to how to vote your Vanguard units.

Encore unitholders:  Not unless you tell them how to vote. As a general rule, absent specific instructions from you, your broker is not allowed to vote your Encore common units on any proposal on which your broker, bank or other nominee does not have discretionary authority. The only proposal for consideration at the Encore special meeting is the approval and adoption of the merger agreement and the approval of the merger, which is a non-discretionary matter for which brokers, banks and other nominees do not have discretionary authority to vote. To tell your broker or other nominee how to vote, you should follow the directions that your broker or other nominee provides to you.

Please note that you may not vote your Encore common units held in “street name” by returning a proxy card directly to Encore or by voting in person at the special meeting of Encore unitholders unless you provide a “legal proxy,” which you must obtain from your broker or other nominee. If you do not instruct your broker or other nominee on how to vote your Encore common units, your broker or other nominee must not vote your Encore common units, which will have the same effect as a vote against the approval and adoption of the merger agreement and the approval of the merger. You should therefore provide your broker or other nominee with instructions as to how to vote your Encore common units.

Q:	When do you expect the merger to be completed?
A:	A number of conditions must be satisfied before Vanguard and Encore can complete the merger, including the approval of the Vanguard common unit issuance by the Vanguard unitholders and the approval and adoption of the merger agreement and the approval of the merger by the Encore unitholders. Although Vanguard and Encore cannot be sure when all of the conditions to the merger will be satisfied, Vanguard and Encore expect to complete the merger as soon as practicable following the special meetings (assuming the Vanguard common unit issuance and the merger proposal are approved by the Vanguard unitholders and Encore unitholders, respectively). For additional information, please read “The Merger Agreement — Conditions to the Merger.”

Q:	How do the Vanguard Conflicts Committee and the Vanguard Board recommend that the Vanguard unitholders vote?
A:	The Vanguard Conflicts Committee and the Vanguard Board recommend that Vanguard unitholders vote FOR the Vanguard common unit issuance.

On July 9, 2011, the Vanguard Conflicts Committee unanimously determined that the merger agreement and the transactions contemplated thereby, including the merger, the voting agreement and the Vanguard common unit issuance, were fair and reasonable to, and in the best interest of, Vanguard, the unaffiliated unitholders of Vanguard and, to the extent necessary or applicable, VNG (in Vanguard’s capacity as the sole member manager of VNG). The Vanguard Conflicts Committee also approved and recommended that the Vanguard Board approve and adopt the merger and the transactions contemplated thereby in all respects, and authorize and empower Vanguard and, to the extent necessary or applicable, VNG (in Vanguard’s capacity as the sole member manager of VNG), to enter into the merger agreement and the voting agreement and to consummate the transactions contemplated thereby and recommended that the holders of Vanguard common units vote in favor of the Vanguard common unit issuance.

Based in part on the Vanguard Conflicts Committee’s determination and recommendation, the Vanguard Board approved the merger, the merger agreement and the transactions contemplated thereby, including the Vanguard common unit issuance, and recommended that the holders of Vanguard common units vote in favor of the Vanguard common unit issuance.

Q:	How do the Encore Conflicts Committee and the Encore GP Board recommend that the Encore unitholders vote?
A:	The Encore Conflicts Committee and the Encore GP Board recommend that Encore unitholders vote FOR the merger proposal.

On July 10, 2011, the Encore Conflicts Committee unanimously determined that the merger agreement and the transactions contemplated thereby are fair and reasonable to, advisable to and in the best interest, of Encore and the Encore unaffiliated unitholders, approved the same and recommended that the Encore GP Board determine that the merger agreement and the transactions contemplated thereby are fair and reasonable to, advisable to and in the best interests of Encore and the Encore unaffiliated unitholders, and that the Encore unitholders vote in favor of the merger agreement and the merger.

Based in part on the Encore Conflicts Committee’s determination and recommendation, the Encore GP Board determined that the merger agreement and the transactions contemplated thereby are fair and reasonable to, advisable to and in the best interests of Encore and the Encore unaffiliated unitholders, approved the merger, the merger agreement and the transactions contemplated thereby, and recommended that the Encore unitholders vote in favor of the merger agreement and the merger.

Q:	What are the expected U.S. federal income tax consequences to an Encore unitholder as a result of the transactions contemplated by the merger agreement?
A:	Under current law, it is anticipated that for U.S. federal income tax purposes no income or gain should be recognized by an Encore unitholder solely as a result of the merger, other than an amount of income or gain, which Encore expects to be relatively small on a per unit basis, due to (i) any decrease in an Encore unitholder’s share of partnership liabilities pursuant to Section 752 of the Internal Revenue Code of 1986, as amended (the “Code”) or (ii) any cash received in lieu of fractional Vanguard common units.

Please read “Risk Factors — Tax Risks Related to the Merger” and “Material U.S. Federal Income Tax Consequences of the Merger — Tax Consequences of the Merger to Encore and Its Common Unitholders.”

Q:	Under what circumstances could the merger result in an Encore unitholder recognizing taxable income or gain?
A:	As a result of the merger, Encore unitholders who receive Vanguard common units will become limited partners of Vanguard for U.S. federal income tax purposes and will be allocated a share of Vanguard’s nonrecourse liabilities. Each Encore unitholder will be treated as receiving a deemed cash distribution equal to the excess, if any, of such unitholder’s share of nonrecourse liabilities of Encore immediately before the merger over such unitholder’s share of nonrecourse liabilities of Vanguard immediately following the merger. If the amount of the deemed cash distribution received by an Encore unitholder exceeds the unitholder’s basis in his Encore common units, such unitholder will recognize gain in an amount equal to such excess. Vanguard and Encore do not expect any Encore unitholders to recognize gain in this manner. For additional information, please read “Material U.S. Federal Income Tax Consequences of the Merger.”

To the extent holders of Encore common units receive cash in lieu of fractional Vanguard common units in the merger, such unitholders will recognize gain or loss equal to the difference between the cash received and the unitholders’ adjusted tax basis allocated to such fractional Vanguard common units.

Q:	What are the expected U.S. federal income tax consequences for an Encore unitholder of the ownership of Vanguard common units after the merger is completed?
A:	Each Encore unitholder who becomes an Vanguard unitholder as a result of the merger will, as is the case for existing Vanguard common unitholders, be required to report on its U.S. federal income tax return such unitholder’s distributive share of Vanguard’s income, gains, losses, deductions and credits. In addition to U.S. federal income taxes, such a holder will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangibles taxes that may be imposed by the various jurisdictions in which Vanguard conducts business or owns property or in which the unitholder is resident. Please read “U.S. Federal Income Taxation of Ownership of Vanguard Common Units.”
Q:	Assuming the merger closes before December 31, 2011, how many Schedule K-1s will I receive if I am an Encore unitholder?
A:	You will receive two Schedule K-1s, one from Encore which will describe your share of Encore’s income, gain, loss and deduction for the period prior to effectiveness of the merger, and one from Vanguard, which will describe your share of Vanguard’s income, gain, loss and deduction for the period after effectiveness of the merger.

At the effective time of the merger, Encore will be treated as a terminated partnership under Section 708 of the Internal Revenue Code. Therefore, as a result of the merger, Encore’s taxable year will end as of the date of the merger, and Encore will be required to file a final U.S. federal income tax return for the taxable year ending on the date the merger is effective. Encore expects to furnish a Schedule K-1 to each Encore unitholder within 90 days of the closing of the merger, and Vanguard expects to furnish a Schedule K-1 to each Vanguard unitholder within 90 days of the closing of Vanguard’s taxable year on December 31, 2011.

Q:	Are unitholders entitled to appraisal rights?
A:	No. Neither Vanguard unitholders nor Encore unitholders are entitled to appraisal rights under applicable law or contractual appraisal rights under Vanguard’s limited liability company agreement, Encore’s partnership agreement or the merger agreement.
Q:	What if I do not vote?
A:	Vanguard unitholders: If you do not vote in person or by proxy or if you abstain from voting, or a broker non-vote is made, it will result in the absence of a vote for or against the Vanguard common unit issuance. If you sign and return your proxy card but do not indicate how you want to vote, your proxy will be counted as a vote in favor of the Vanguard common unit issuance.

Encore unitholders:  If you do not vote in person or by proxy or if you abstain from voting, or a broker non-vote is made, it will have the same effect as a vote against the merger proposal. If you sign and return your proxy card but do not indicate how you want to vote, your proxy will be counted as a vote in favor of the merger proposal.

Q:	If I am planning to attend the special meeting in person, should I still vote by proxy?
A:	Yes. Whether or not you plan to attend the special meeting for the company in which you own units, you should vote by proxy. Your units will not be voted if you do not vote by proxy and do not vote in person at the scheduled special meeting of the company in which you hold units.
Q:	Can I change my vote after I have voted by proxy?
A:	Yes. If you own your units in your own name, you may revoke your proxy at any time prior to its exercise by:
•	giving written notice of revocation to the secretary of Encore GP or the secretary of Vanguard, as applicable, at or before the special meeting of the company in which you own units;
•	appearing and voting in person at the special meeting of the company in which you own units; or
•	properly completing and executing a later dated proxy and delivering it to the secretary of Encore GP or the secretary of Vanguard, as applicable, at or before the special meeting.

Your presence without voting at the meeting will not automatically revoke your proxy, and any revocation during the meeting will not affect votes previously taken.

Q:	What should I do if I receive more than one set of voting materials for the Vanguard special meeting or the Encore special meeting?
A:	You may receive more than one set of voting materials for the Vanguard special meeting or the Encore special meeting and the materials may include multiple proxy cards or voting instruction cards. For example, you will receive a separate voting instruction card for each brokerage account in which you hold units. Additionally, if you are a holder of record registered in more than one name, you will receive more than one proxy card. Finally, if you hold both Vanguard units and Encore common units, you will receive two separate packages of proxy materials. Please complete, sign, date and return each proxy card and voting instruction card that you receive according to the instructions on it.
Q:	What if I hold units in both Vanguard and Encore?
A:	If you hold both Vanguard common units and Encore common units, you will receive two separate packages of proxy materials. A vote cast as a Vanguard unitholder will not count as a vote cast as an Encore unitholder, and a vote cast as an Encore unitholder will not count as a vote cast as a Vanguard unitholder. Therefore, please separately submit a proxy for each of your Vanguard and Encore common units.
Q:	If I am a holder of Encore common units represented by a unit certificate, should I send in my certificates representing Encore common units now?
A:	No. After the merger is completed, Encore unitholders who hold their units in certificated form will receive written instructions for exchanging their certificates representing Encore common units. Please do not send in your certificates representing Encore common units with your proxy card. If you own Encore common units in “street name,” the merger consideration should be credited by your broker to your account within a few days following the closing date of the merger.

Q:	Whom do I call if I have further questions about voting, the special meetings or the merger?
A:	Vanguard and Encore unitholders who have questions about the merger, including the procedures for voting their units, or who desire additional copies of this joint proxy statement/prospectus or additional proxy cards should contact:

If you are a Vanguard unitholder:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
Banks and Brokers Call: 212-269-5550
All Others Call Toll Free: 1-800-628-8532
Email: proxyinfo@dfking.com

or

Vanguard Natural Resources, LLC
5847 San Felipe, Suite 3000
Attention: Investor Relations
Houston, Texas 77057
Telephone: (832) 327-2255	If you are an Encore unitholder:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
Banks and Brokers Call: 212-269-5550
All Others Call Toll Free: 1-800-628-8532
Email: proxyinfo@dfking.com

or

Encore Energy Partners LP
5847 San Felipe, Suite 3000
Attention: Investor Relations
Houston, Texas 77057
Telephone: (832) 327-2255

SUMMARY

This summary highlights some of the information in this joint proxy statement/prospectus. It may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the terms of the merger, you should read carefully this document, the documents incorporated by reference, and the Annexes to this document, including the full text of the merger agreement included as Annex A. Please also read “Where You Can Find More Information.”

The Merger Parties’ Businesses (page 113)

Vanguard Natural Resources, LLC

Vanguard is a publicly traded limited liability company focused on the acquisition and development of mature, long-lived oil and natural gas properties in the United States. Vanguard’s properties and oil and natural gas reserves are located in four core operating areas:

•	the Permian Basin in west Texas and New Mexico;
•	south Texas;
•	the southern portion of the Appalachian Basin, primarily in southeast Kentucky and northeast Tennessee; and
•	Mississippi.

Based on reserve reports prepared by Vanguard’s independent reserve engineers, DeGolyer and MacNaughton, Vanguard’s total estimated proved reserves at December 31, 2010 were 69.3 million barrels of oil equivalent (“MMBOE”), of which approximately 55% were oil reserves and 80% were classified as proved developed. At December 31, 2010, Vanguard owned working interests in 4,895 gross (2,270 net) productive wells.

Vanguard’s estimated proved reserves and productive wells at December 31, 2010 include those proved reserves and productive wells that Vanguard acquired in connection with the Encore Sponsor Interest Acquisition described below under “Relationship of Vanguard and Encore” and are subject to a 53.3% non-controlling interest in Encore.

Vanguard’s principal executive offices are located at 5847 San Felipe, Suite 3000, Houston, Texas 77057, and its telephone number is (832) 327-2255.

Encore Energy Partners LP

Encore is a Delaware limited partnership formed in February of 2007 engaged in the acquisition, exploitation, and development of oil and natural gas reserves from onshore fields in the United States. Encore’s properties and oil and natural gas reserves are located in four core areas:

•	the Big Horn Basin in Wyoming and Montana;
•	the Permian Basin in west Texas and New Mexico;
•	the Williston Basin in North Dakota and Montana; and
•	the Arkoma Basin in Arkansas and Oklahoma.

Based on reserve reports prepared by Encore’s independent reserve engineers, DeGolyer and MacNaughton, Encore’s total estimated proved reserves at December 31, 2010 were 41.1 MMBOE, of which approximately 70% were oil and natural gas liquids reserves and 90% were classified as proved developed. At December 31, 2010, Encore owned working interests in 2,765 gross (1,042 net) productive wells.

Encore’s principal executive offices are located at 5847 San Felipe, Suite 3000, Houston, Texas 77057, and its telephone number is (832) 327-2255.

Relationship of Vanguard and Encore (page 114)

Vanguard and Encore are closely related. On December 31, 2010, Vanguard and VNG completed an acquisition pursuant to a purchase agreement with Denbury Resources Inc. (“Denbury”) and certain of its subsidiaries pursuant to which VNG acquired all of the member interests in Encore GP, which is the general partner of Encore and the owner of 504,851 general partner units in Encore, and 20,924,055 common units representing limited partner interests in Encore, representing a 46.7% aggregate equity interest in Encore. We refer to this acquisition as the “Encore Sponsor Interest Acquisition.”

As a result of the Encore Sponsor Interest Acquisition, Encore’s general partner is an indirect wholly-owned subsidiary of Vanguard. In addition, approximately 46.0% of Encore’s common units are owned by VNG. Since the completion of the Encore Sponsor Interest Acquisition, employees of Vanguard have provided all of the operating functions and general and administrative support services of Encore pursuant to an administrative services agreement (the “administrative services agreement”), please see “Organizational Chart — Before the Merger.”

All of the executive officers of Encore GP are also executive officers of Vanguard, including Scott W. Smith and Richard Robert, and a majority of the directors of Encore GP are also employees of Vanguard. These directors were appointed in connection with the completion of the Encore Sponsor Interest Acquisition. For information about the common executive officers of Vanguard and Encore GP and the resulting interests of Vanguard and Encore GP directors and officers in the merger, please read “Certain Relationships; Interests of Certain Persons in the Merger.”

Structure of the Merger and Related Transactions (page 89)

Pursuant to the merger agreement, at the effective time of the merger, an indirect wholly-owned subsidiary of Vanguard will merge with and into Encore, with Encore surviving the merger as an indirect wholly-owned subsidiary of Vanguard, and each outstanding Encore common unit, other than those Encore common units owned by VNG, will be cancelled and converted into the right to receive 0.75 Vanguard common units. This merger consideration represented a 4.4% premium to the closing price of Encore common units based on the closing prices of Encore common units and Vanguard common units on March 24, 2011, the last trading day before Vanguard announced its initial proposal to acquire all of the Encore common units owned by the public.

If the exchange ratio would result in an Encore unitholder being entitled to receive a fraction of a Vanguard common unit, that Encore unitholder will receive cash from Vanguard in lieu of such fractional interest in an amount equal to such fractional interest multiplied by the average of the closing prices of Vanguard common units for the ten consecutive NYSE full trading days ending at the close of trading on the last NYSE full trading day immediately preceding the day the merger closes.

Once the merger is completed and Encore common units are exchanged for Vanguard common units (and cash in lieu of fractional units, if applicable), when distributions are declared by the Vanguard Board and paid by Vanguard, former Encore unitholders will receive distributions on their Vanguard common units in accordance with Vanguard’s limited liability company agreement. For a description of the distribution provisions of Vanguard’s limited liability company, please read “Comparison of the Rights of Vanguard and Encore Unitholders.”

As of October 14, 2011, there were 29,836,019 Vanguard common units outstanding and 420,000 Vanguard Class B units outstanding. Vanguard’s Class B units have substantially the same rights as the Vanguard common units and, upon vesting, will become convertible at the election of the holder into Vanguard common units. Based on the 24,565,529 Encore common units outstanding at October 14, 2011 (other than those owned by VNG), Vanguard expects to issue approximately 18,424,146 Vanguard common units in connection with the merger.

Other Transactions Related to the Merger (page 88)

Voting Agreement

In connection with the merger agreement, Vanguard, VNG, MergerCo, Encore and Encore GP entered into a voting agreement on July 10, 2011. Pursuant to the voting agreement, Vanguard and VNG have agreed to vote any Encore common units owned by them in favor of adopting the merger agreement and approving the merger, including the 20,924,055 Encore common units currently held by VNG, which represent approximately 46.0% of the outstanding Encore common units. The voting agreement will terminate upon the earliest of (i) the completion of the merger, (ii) the termination of the merger agreement and (iii) the mutual written agreement of the parties.

Directors and Officers of Vanguard Following the Merger (page 114)

The directors of Vanguard prior to the merger will continue as the directors of Vanguard following the merger. It is anticipated that the executive officers of Vanguard will continue as the executive officers of Vanguard following the merger. It is not anticipated that any of the current directors or executive officers of Encore GP will continue as directors or executive officers of Vanguard following the merger, other than:

•	Scott W. Smith, who is currently President, Chief Executive Officer and director of both Encore GP and Vanguard, who is expected to continue in such roles with Vanguard following the merger;
•	Richard A. Robert, who is currently Executive Vice President and Chief Financial Officer of both Encore GP and Vanguard, as well as a director of Encore GP, who is expected to continue as Executive Vice President and Chief Financial Officer of Vanguard following the merger; and
•	Britt Pence, who is currently Senior Vice President of Engineering of both Encore GP and Vanguard, as well as a director of Encore GP, who is expected to continue as Senior Vice President of Engineering of Vanguard following the merger.

W. Timothy Hauss, who is currently Operations Manager of both Encore GP and Vanguard, as well as a director of Encore GP, is expected to continue as Operations Manager of Vanguard following the merger, but does not and will not serve as an executive officer.

Market Prices of Vanguard Common Units and Encore Common Units Prior to Announcing the Proposed Merger

Vanguard’s common units are traded on the NYSE under the ticker symbol “VNR.” Encore’s common units are traded on the NYSE under the ticker symbol “ENP.” The following table shows the closing prices of Vanguard common units and Encore common units on March 24, 2011 (the last full trading day before Vanguard announced its initial proposal to acquire all of the Encore common units owned by the public) and the average closing prices of Vanguard common units and Encore common units during the 20-day trading period prior to and including March 24, 2011.

Date/Period	Vanguard common units	Encore common units
March 24, 2011	$32.22	$23.15
20-day Average	$31.33	$22.78

Special Meetings (pages 42 and 44)

Vanguard Special Meeting

Where and when:  The Vanguard special meeting will take place at the offices of Vinson & Elkins L.L.P., 1001 Fannin Street, Suite 2500, Houston, Texas 77002 on November 30, 2011 at 11:00 a.m., local time.

What you are being asked to vote on:  At the Vanguard special meeting, Vanguard unitholders will vote on the Vanguard common unit issuance. Vanguard unitholders also may be asked to consider other matters as may properly come before the meeting. At this time, Vanguard knows of no other matters that will be presented for the consideration of its unitholders at the meeting.

Who may vote:  You may vote at the Vanguard special meeting if you owned Vanguard units at the close of business on the record date, October 14, 2011. On that date, there were 29,836,019 Vanguard common units and 420,000 Vanguard Class B units outstanding. You may cast one vote for each outstanding Vanguard unit that you owned on the record date.

What vote is needed:  The proposal to issue Vanguard common units will be approved if the holders of a majority of the outstanding Vanguard units present in person or represented by proxy, entitled to vote on the proposal and actually voting at the special meeting, vote to approve the Vanguard common unit issuance, provided the total number of votes cast represents a majority of the outstanding Vanguard units entitled to vote on the proposal. Failures to vote, abstentions and broker non-votes will result in the absence of a vote for or against the Vanguard common unit issuance.

Encore Special Meeting

Where and when:  The Encore special meeting will take place at the offices of Vinson & Elkins L.L.P., 1001 Fannin Street, Suite 2500, Houston, Texas 77002 on November 30, 2011 at 10:00 a.m., local time.

What you are being asked to vote on:  At the Encore special meeting, Encore unitholders will vote on the adoption of the merger agreement and the approval of the merger. Encore unitholders also may be asked to consider other matters as may properly come before the meeting. At this time, Encore knows of no other matters that will be presented for the consideration of its unitholders at the meeting.

Who may vote:  You may vote at the Encore special meeting if you owned Encore common units at the close of business on the record date, October 14, 2011. On that date, there were 45,489,584 Encore common units outstanding. You may cast one vote for each outstanding Encore common unit that you owned on the record date.

What vote is needed:  The proposal to approve and adopt the merger agreement and approve the merger will be approved if the holders of a majority of the outstanding Encore common units entitled to vote on the proposal vote to approve and adopt the merger agreement and approve the merger. Failures to vote, abstentions and broker non-votes will have the same effect as a vote against the merger proposal. Pursuant to a voting agreement between Vanguard, VNG, MergerCo, Encore and Encore GP, Vanguard and VNG have agreed to vote any Encore common units owned by them in favor of approving and adopting the merger agreement and approving the merger, including the 20,924,055 Encore common units currently held by VNG, which represent approximately 46.0% of the outstanding Encore common units.

Recommendation to Vanguard Unitholders (page 58)

The members of the Vanguard Conflicts Committee considered the benefits of the merger and the related transactions as well as the associated risks and unanimously determined that the merger agreement and the transactions contemplated thereby, including the merger, the voting agreement and the Vanguard common unit issuance, were fair and reasonable to, and in the best interest of, Vanguard, the unaffiliated unitholders of Vanguard and, to the extent necessary or applicable, VNG (in Vanguard’s capacity as the sole member manager of VNG). The Vanguard Conflicts Committee also approved and recommended that the Vanguard Board approve and adopt the merger and the transactions contemplated thereby in all respects, and authorize and empower Vanguard and, to the extent necessary or applicable, VNG (in Vanguard’s capacity as the sole member manager of VNG), to enter into the merger agreement and the voting agreement and to consummate the transactions contemplated thereby, and recommended that the holders of Vanguard common units vote in favor of the Vanguard common unit issuance.

Based in part on the Vanguard Conflicts Committee’s determination and recommendation, the Vanguard Board approved the merger, the merger agreement and the transactions contemplated thereby, including the Vanguard common unit issuance, and recommended that the holders of Vanguard common units vote in favor of the Vanguard common unit issuance.

Vanguard unitholders are urged to review carefully the background and reasons for the merger described under “The Merger” and the risks associated with the merger described under “Risk Factors.”

Recommendation to Encore Unitholders (page 60)

The members of the Encore Conflicts Committee considered the benefits of the merger and the related transactions as well as the associated risks and unanimously determined that the merger agreement and the transactions contemplated thereby were fair and reasonable to, advisable to and in the best interest of, Encore and the Encore unaffiliated unitholders, approved the same and recommended that the Encore GP Board determine that the merger agreement and the transactions contemplated thereby are fair and reasonable to, advisable to and in the best interests of Encore and the Encore unaffiliated unitholders, and that the Encore unitholders approve and adopt the merger agreement and approve the merger.

Based in part on the Encore Conflicts Committee’s determination and recommendation, the Encore GP Board determined that the merger agreement and the transactions contemplated thereby are fair and reasonable to, advisable to and in the best interests of Encore and the Encore unaffiliated unitholders, approved the merger, the merger agreement and the transactions contemplated thereby and recommended that the merger agreement and the transactions contemplated thereby be approved by the Encore unitholders.

Encore unitholders are urged to review carefully the background and reasons for the merger described under “The Merger” and the risks associated with the merger described under “Risk Factors.”

Vanguard’s Reasons for the Merger (page 58)

The Vanguard Conflicts Committee considered many factors in making its determination that the merger agreement and the transactions contemplated thereby, including the merger, the voting agreement, and the Vanguard common unit issuance, were fair and reasonable to, and in the best interest of, Vanguard and the unaffiliated unitholders of Vanguard. The Vanguard Conflicts Committee viewed the following factors, among others described in greater detail under “The Merger — Recommendation of the Vanguard Conflicts Committee and the Vanguard Board and Reasons for the Merger,” as being generally positive or favorable in coming to this determination and its related recommendations described above:

•	The combined company will be significantly larger than Vanguard and should have greater financial, operational and technical strengths that should enable it to consider and more effectively pursue additional types of opportunities, including acquisitions and financing alternatives.
•	That the proved oil and gas reserves of the combined company are expected to consist of approximately 63% oil and natural gas liquids reserves, as compared to 53% oil and natural gas liquids reserves for Vanguard on a stand-alone basis, an advantage in light of the better expected profit margins for oil and natural gas liquids production than natural gas production as reflected in the short-term and long-term market prices for oil versus natural gas.
•	The combined company’s increased inventory of producing properties and the Vanguard Conflicts Committee’s belief that the merger would expand Vanguard’s geographic reach and diversification into the Big Horn Basin, the Williston Basin and the Arkoma/Mid-Continent region.
•	The Vanguard Conflicts Committee’s belief that the Encore properties represent a high-quality asset base characterized by predictable production profiles, low decline rates, long reserve lives and relatively modest capital requirements.
•	The form of merger consideration, which consists of a fixed number of Vanguard common units, provides anticipated greater market capitalization and related liquidity for the combined company common units. In addition, a fixed exchange ratio provides certainty and protection in the event the Vanguard common unit price decreased relative to the Encore common unit price prior to the closing.
•	The merger agreement contains a closing condition that a material adverse effect with respect to Encore must not have occurred prior to the closing date.
•	The opinion the Vanguard Conflicts Committee received from RBC Capital Markets, LLC (“RBC”) on July 9, 2011, together with the related financial analyses presented to the Vanguard Conflicts Committee on such date by RBC in connection therewith, with respect to the fairness from a financial point of view as of such date to Vanguard of the exchange ratio provided for in the merger agreement, as more fully described under “— Opinion of the Vanguard Conflicts Committee’s Financial Advisor.”
•	The potential synergies from combining the operations of Vanguard and Encore, including decreased general and administrative expenses, based on estimates from management.

The Vanguard Conflicts Committee considered the following factors, among others described in greater detail under “The Merger — Recommendation of the Vanguard Conflicts Committee and Vanguard Board and Reasons for the Merger,” to be generally negative or unfavorable in making its determination and recommendations:

•	That the exchange ratio is fixed and there is a possibility that the Vanguard common unit price could increase relative to the Encore common unit price prior to closing, increasing the premium available to Encore unitholders. However, the Vanguard Conflicts Committee on the whole believed that the positive attributes of a fixed exchange ratio described above, together with the closing condition that a material adverse effect with respect to Encore must not have occurred and the other positive factors described above, outweighed this potential negative attribute.
•	The risk that potential benefits sought in the merger might not be fully realized.
•	The risk that oil and natural gas prices will decrease significantly from the pricing assumptions used to evaluate the desirability of the merger from a financial point of view.
•	The proved and potential oil and natural gas reserves of Encore may not be as valuable or profitable as anticipated.
•	The merger may not be completed as a result of a failure to satisfy the conditions to completion of the merger.
•	There are significant risks inherent in combining and integrating two companies, including challenges associated with integrating personnel, operations, information technologies and financial reporting. In addition, successful integration of companies requires the dedication of significant management resources, which could temporarily distract management’s attention from the day-to-day businesses of the combined company.

Overall, the Vanguard Conflicts Committee believed that the advantages of the merger outweighed the negative factors.

Encore’s Reasons for the Merger (page 60)

The Encore Conflicts Committee considered many factors in determining that the merger agreement and the transactions contemplated thereby were fair and reasonable to, advisable to and in the best interest of, Encore and the Encore unaffiliated unitholders. The Encore Conflicts Committee viewed the following factors, among others described in greater detail under “The Merger — Recommendation of the Encore Conflicts Committee and the Encore GP Board and Reasons for the Merger,” as being generally positive or favorable in coming to this determination and its related recommendations:

•	The opinion the Encore Conflicts Committee received from Jefferies & Company, Inc. (“Jefferies”), delivered orally at the Encore Conflicts Committee meeting on July 10, 2011, and subsequently confirmed in writing, that, based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Jefferies set forth in its opinion, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to the Encore unaffiliated unitholders, as described in Jefferies’ opinion.
•	The presentation of Jefferies on July 10, 2011 in connection with the foregoing opinion, which is described under “— Opinion of the Encore Conflicts Committee’s Financial Advisor.”
•	That in receiving Vanguard common units in the merger, the Encore unaffiliated unitholders would be provided an opportunity to participate in a combined entity that was larger than either entity on a stand-alone basis, that had a stronger balance sheet, and that was capable of pursuing significantly larger and more meaningful growth opportunities than could have been pursued by Encore alone.
•	That the Encore Conflicts Committee viewed the exchange ratio as fair in light of the Encore Conflicts Committee’s perception that Encore’s business, operations, financial condition and prospects would require significant future capital expenditures, thus limiting its future capability of maintaining its level of cash distributions.
•	That the Encore Conflicts Committee viewed the merger as more favorable to the Encore unaffiliated unitholders than continuing to hold their Encore common units.

•	The belief of the Encore Conflicts Committee that the distributable cash flow represented by the Encore unaffiliated unitholders’ aggregate interest in the combined entity would be greater than the distributable cash flow represented by their present aggregate interest in Encore.
•	That the exchange ratio was fixed and therefore the value of the merger consideration payable to the Encore unaffiliated unitholders would increase in the event that the market price of Vanguard common units increased prior to the closing.
•	The merger agreement contains a closing condition that a material adverse effect with respect to Vanguard must not have occurred prior to the closing date.

The Encore Conflicts Committee considered the following factors, among others described in greater detail under “The Merger — Recommendation of the Encore Conflicts Committee and the Encore GP Board and Reasons for the Merger,” to be generally negative or unfavorable in making its determination and recommendations:

•	That the exchange ratio was fixed and therefore the value of the merger consideration payable to Encore unaffiliated unitholders would decrease in the event that the market price of Vanguard common units decreased prior to the closing. However, the Encore Conflicts Committee on the whole believed that the positive attributes of a fixed exchange ratio described above, together with the closing condition that a material adverse effect with respect to Vanguard must not have occurred and the other positive factors described above, outweighed this potential negative attribute.
•	That Encore unitholders would not be entitled to appraisal rights under the merger agreement, Encore’s partnership agreement or Delaware law.
•	That since Vanguard’s initial proposal indicated it was interested in acquiring the Encore common units it did not own already and was not interested in selling its interest in Encore, the possibility that the Encore Conflicts Committee could conduct a meaningful auction for the acquisition of Encore or any interest therein was foreclosed.
•	That the Encore Conflicts Committee did not, in fact, conduct an auction process or other solicitation of interest from third parties for the acquisition of Encore or of the common units held by the Encore unaffiliated unitholders.
•	Despite greater distributable cash flow on a pro forma basis, if Vanguard does not increase its cash distributions per Vanguard common unit, holders of Encore common units would receive on a pro forma basis smaller cash distributions than they could be expected to receive from Encore on their existing Encore common units.
•	That because the merger agreement can be approved by holders of a majority of the outstanding Encore common units, and Vanguard already owns approximately 46% of Encore’s common units and has agreed to vote in favor of approval of the merger agreement, the affirmative vote of only a limited number of additional Encore common unitholders would be needed to approve and adopt the merger agreement and approve the merger.
•	The potential for conflicts of interest of the executive officers and non-independent directors of Encore GP involved in negotiating the merger agreement.

Overall, the Encore Conflicts Committee believed that the advantages of the merger outweighed the negative factors.

Opinion of the Vanguard Conflicts Committee’s Financial Advisor (page 68)

On July 9, 2011, representatives of RBC delivered RBC’s oral opinion, subsequently confirmed in writing, to the Vanguard Conflicts Committee, to the effect that, as of such date and based upon and subject to the factors and assumptions made, procedures followed, matters considered and limits of the review undertaken by RBC set forth therein, the exchange ratio provided for in the merger agreement, is fair, from a financial point of view, to Vanguard.

The full text of RBC’s written opinion, dated July 9, 2011, sets forth, among other things, the factors and assumptions made, procedures followed, matters considered and limits of the review undertaken by RBC in connection with its opinion, a copy of which is attached as Annex B to this joint proxy statement/prospectus. The summary of RBC’s opinion contained in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. RBC provided its opinion for the information and assistance of the Vanguard Conflicts Committee, in its capacity of such, in connection with the merger. RBC’s opinion was not a recommendation to any unitholder of Vanguard or Encore as to how such unitholder should vote or act with respect to the merger or any other matter, and RBC’s opinion did not address the merits of the underlying decision by Vanguard to engage in the merger or the relative merits of the merger compared to any alternative business strategy or transaction in which Vanguard might engage. Furthermore, RBC’s opinion did not address the merits of the underlying decision by Vanguard, as sole member of VNG, the sole member of Encore GP, Encore’s general partner, to cause Encore GP and Encore to engage in the merger or the relative merits of the merger compared to any alternative business strategy or transaction in which Encore GP and Encore might engage.

Opinion of the Encore Conflicts Committee’s Financial Advisor (page 73)

In connection with Vanguard’s merger proposal to Encore, the Encore Conflicts Committee retained Jefferies to render an opinion, if requested, as to the fairness, from a financial point of view, of the exchange ratio proposed by Vanguard to the Encore unaffiliated unitholders. At the Encore Conflicts Committee’s meeting on July 10, 2011, Jefferies rendered its oral opinion (subsequently confirmed in writing) to the effect that, as of that date, and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Jefferies set forth in its opinion, the exchange ratio set forth in the merger agreement was fair, from a financial point of view, to the Encore unaffiliated unitholders.

Jefferies’ opinion is directed to the Encore Conflicts Committee. It does not address any aspects of the merger other than the Encore exchange ratio and does not constitute a recommendation as to how any Encore common unitholder should vote on the merger or any matter related thereto.

The full text of the Jefferies’ written opinion, dated as of July 10, 2011, is attached to this joint proxy statement/prospectus as Annex C. Encore encourages its common unitholders to read the opinion carefully and in its entirety. The summary of Jefferies’ opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion.

Certain Relationships; Interests of Certain Persons in the Merger (page 114)

In considering the recommendations of the Encore Conflicts Committee and the Encore GP Board with respect to the merger, Vanguard and Encore unitholders should be aware that certain of the executive officers and directors of Vanguard and Encore GP have interests in the transaction that differ from, or are in addition to, the interests of Vanguard and Encore unitholders generally, including:

Vanguard Unitholders

•	All of the directors and executive officers of Vanguard will receive continued indemnification for their actions as directors and executive officers of Vanguard.
•	Senior management of Vanguard, which is the same as the senior management of Encore GP, prepared projections with respect to Vanguard’s and Encore’s future financial and operating performance on a stand-alone basis and on a combined basis.
•	All of the executive officers of Vanguard are also directors of Encore GP.

Encore Unitholders

•	All of the directors and executive officers of Encore GP will receive continued indemnification for their actions as directors and executive officers of Encore GP.
•	The majority of the directors and all of the executive officers of Encore GP (i) are employees of Vanguard and (ii) own Vanguard common units, but do not own Encore common units.

•	Senior management of Vanguard, which is the same as the senior management of Encore GP, prepared projections with respect to Vanguard’s and Encore’s future financial and operating performance on a stand-alone basis and on a combined basis.

The Merger Agreement (page 89)

The merger agreement is attached to this joint proxy statement/prospectus as Annex A and is incorporated by reference into this document. You are encouraged to read the merger agreement because it is the legal document that governs the merger.

What Needs to Be Done to Complete the Merger

Vanguard and Encore will complete the merger only if the conditions set forth in the merger agreement are satisfied or, in some cases, waived. The obligations of Vanguard and Encore to complete the merger are subject to, among other things, the following conditions:

•	The merger agreement and the merger will have been approved by the affirmative vote or consent of holders, as of the record date for the Encore meeting, of a majority of the outstanding Encore common units;
•	the issuance of Vanguard common units in connection with the merger will have been approved by the affirmative vote or consent of holders of a majority of the Vanguard units who vote, provided that the total vote cast represents a majority of the Vanguard units entitled to vote;
•	any waiting period (including any extended waiting period arising as a result of a request for additional information by the Federal Trade Commission or the U.S. Department of Justice) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) will have expired or been terminated. All other filings required to be made prior to the effective time with, and all other consents, approvals, permits and authorizations required to be obtained prior to the effective time from, any governmental authority in connection with the execution and delivery of the merger agreement and the consummation of the transactions contemplated under the merger agreement by the parties or their affiliates will have been made or obtained, except where the failure to obtain such consents, approvals, permits and authorizations could not be reasonably likely to result in a material adverse effect on Vanguard or Encore;
•	no order, decree or injunction of any court or agency of competent jurisdiction will be in effect, and no law will have been enacted or adopted, that enjoins, prohibits or makes illegal the consummation of any of the transactions contemplated by the merger agreement, and no action, proceeding or investigation by any governmental authority with respect to the merger or the other transactions contemplated by the merger agreement will be pending that seeks to restrain, enjoin, prohibit or delay the consummation of the merger or such other transaction or to impose any material restrictions or requirements thereon or on Vanguard or Encore with respect to the merger or the other transactions contemplated by the merger agreement; provided, however, that prior to invoking this condition, the invoking party must have used its commercially reasonable efforts in good faith to consummate the merger as required under the merger agreement;
•	the registration statement of which this joint proxy statement/prospectus is a part will have become effective under the Securities Act and no stop order suspending the effectiveness of the registration statement will have been issued and no proceedings for that purpose will have been initiated or threatened by the SEC; and
•	the Vanguard common units to be issued in the merger will have been approved for listing on the NYSE, subject to official notice of issuance.

The obligations of Vanguard to effect the merger are further subject to the satisfaction or waiver by Vanguard, on or prior to the closing date of the merger, of each of the following conditions:

•	each of the representations and warranties contained in the merger agreement of Encore and Encore GP qualified as to materiality or material adverse effect, will be true and correct in all respects and those not so qualified will be true and correct in all material respects, in each case, as of the date of the merger agreement and upon the closing date with the same effect as though all such representations and warranties had been made on the closing date (in either case, except for any such representations and warranties made as of a specified date, in which case as of such date); provided, however, that no representations and warranties will be deemed to be untrue or incorrect to the extent that any Encore party or Vanguard party had knowledge of such inaccuracy as of the date of the merger agreement; provided, further, however, that the immediately preceding proviso will not apply if any member of the Encore Conflicts Committee had actual knowledge of any such inaccuracy as of the date of the merger agreement;
•	each and all of the agreements and covenants of Encore and Encore GP to be performed and complied with pursuant to the merger agreement on or prior to the effective time must have been duly performed and complied with in all material respects;
•	Vanguard will have received a certificate signed by the chief executive officer of Encore GP, dated as of the closing date, to the effect that the conditions set forth in the first two bullet points immediately above have been satisfied;
•	Vanguard will have received an opinion from Vinson & Elkins L.L.P. (“Vinson & Elkins”) counsel to Vanguard, to the effect that:
•	the merger and the transactions contemplated by the merger will not result in the loss of limited liability of any member of Vanguard;
•	the merger and the transactions contemplated by the merger agreement will not cause Vanguard or any “Operating Company” (as defined in the Vanguard limited liability company agreement) to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes;
•	at least 90% of the current gross income of Vanguard constitutes qualifying income within the meaning of Section 7704(d) of the Internal Revenue Code;
•	the registration statement of which this joint proxy statement/prospectus is a part accurately sets forth the material federal income tax consequences to the Vanguard unaffiliated unitholders of the merger and the transactions contemplated by the merger agreement;
•	no gain or loss should be recognized for U.S. federal income tax purposes by existing Vanguard unaffiliated unitholders as a result of the merger (other than gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Internal Revenue Code); and
•	there must not have occurred a material adverse effect with respect to Encore between the signing of the merger agreement and the closing date.

The obligations of Encore to effect the merger are further subject to the satisfaction or waiver by Encore, on or prior to the closing date of the merger, of each of the following conditions:

•	each of the representations and warranties contained in the merger agreement of Vanguard, VNG and MergerCo qualified as to materiality or material adverse effect will be true and correct in all respects and those not so qualified will be true and correct in all material respects, in each case, as of the date of the merger agreement and upon the closing date with the same effect as though all such representations and warranties had been made on the closing date (in either case, except for any such representations and warranties made as of a specified date, in which case as of such date);
•	each and all of the agreements and covenants of Vanguard, VNG and MergerCo to be performed and complied with pursuant to the merger agreement on or prior to the closing date must have been duly performed and complied with in all material respects;
•	Encore will have received a certificate signed by the chief executive officer of Vanguard, dated as of the closing date, to the effect that the conditions set forth in the first two bullet points immediately above have been satisfied;

•	Encore will have received an opinion from Bracewell & Giuliani LLP (“Bracewell & Giuliani”), counsel to the Encore Conflicts Committee, to the effect that:
•	no gain or loss should be recognized for U.S. federal income tax purposes by the holders of Encore common units to the extent Vanguard common units are received in exchange for Encore common units as a result of the merger (other than gain resulting from either (i) any decrease in partnership liabilities pursuant to Section 752 of the Internal Revenue Code or (ii) a sale of the Vanguard common units pursuant to the merger agreement; and
•	the registration statement of which this joint proxy statement/prospectus is a part accurately sets forth the material federal income tax consequences to the holders of Encore common units of the merger and the transactions contemplated by the merger agreement; and
•	there must not have occurred a material adverse effect with respect to Vanguard between the date of the merger agreement and the closing date.

The merger agreement provides that the unitholder voting conditions may not be waived. Each of Vanguard and Encore (with the consent of the Vanguard Conflicts Committee or the Encore Conflicts Committee, as applicable) may choose to complete the merger even though any condition to its obligation has not been satisfied if the necessary unitholder approval has been obtained and the law allows it to do so.

Unitholder Approvals; Change in Recommendation

Encore has agreed, subject to specified exceptions, to take all action necessary to call, hold and convene the Encore special meeting as promptly as practicable after the registration statement of which this joint proxy statement/prospectus is a part is declared effective. Subject to the exceptions described below, the Encore Conflicts Committee and the Encore GP Board have agreed to recommend approval of the merger agreement and the merger to the holders of Encore common units, and Encore will take all reasonable lawful action to solicit such approval by the holders of Encore common units. Except as described below, neither the Encore Conflicts Committee nor the Encore GP Board will take any action that would be considered an “Encore Change in Recommendation.” For additional detail, please see “The Merger Agreement — Covenants — Unitholder Approvals” beginning on page 101.

At any time prior to obtaining the Encore unitholder approval, the Encore Conflicts Committee or the Encore GP Board may make an Encore Change in Recommendation if it has determined in good faith, after consultation with its outside legal counsel and financial advisors, that failure to make an Encore Change in Recommendation would be inconsistent with its duties under Encore’s partnership agreement or applicable law; provided, however, that the Encore Conflicts Committee will not be entitled to exercise its right to make an Encore Change in Recommendation unless (i) Encore has not engaged in a willful and material breach of its covenant related to acquisition proposals described more fully under “The Merger Agreement —  Covenants — Acquisition Proposals,” (ii) Encore has provided to Vanguard and the Vanguard Conflicts Committee three business days prior written notice, advising Vanguard that the Encore Conflicts Committee intends to take such action and specifying the reasons for taking such action in reasonable detail, including, if a reason for the Encore Change in Recommendation is an acquisition proposal, the terms and conditions of such acquisition proposal and the identity of the person making such acquisition proposal, (iii) if a reason for the Encore Change in Recommendation is an acquisition proposal, Encore has provided to Vanguard all materials and information delivered or made available to the person or group of persons making such acquisition proposal pursuant to the merger agreement (to the extent not previously provided to Vanguard), (iv) each of Encore GP, Encore and the Encore Conflicts Committee has negotiated, and has used its commercially reasonable efforts to cause its representatives to negotiate, in good faith with Vanguard during such notice period to enable Vanguard to revise the terms of the merger agreement such that it would obviate the need for making the Encore Change in Recommendation, and (v) following the end of such notice period, the Encore Conflicts Committee will have considered in good faith any changes to the merger agreement proposed by Vanguard and will have determined that the failure to make an Encore Change in Recommendation would continue to be inconsistent with its duties under Encore’s partnership agreement or applicable law even if such revisions proposed by Vanguard were to be given effect. For additional information on what constitutes an “acquisition proposal”, please see “The Merger —  Covenants — Acquisition Proposals” beginning on page 104.

If an Encore Change in Recommendation occurs in accordance with the merger agreement, Encore and Encore GP will, upon request of the Encore Conflicts Committee, (i) no longer call, hold or convene the Encore special meeting and (ii) cancel any previously called Encore special meeting.

Acquisition Proposals

Encore and Encore GP have agreed that they will not, and they will cause their subsidiaries and use their commercially reasonable efforts to cause their representatives not to, directly or indirectly, initiate, solicit, knowingly encourage or facilitate any inquiries regarding, or the making or submission of any proposal or offer that constitutes, or may reasonably be expected to lead to, an acquisition proposal. In addition, subject to specified exceptions, Encore and Encore GP have agreed that they will not, and they will cause their subsidiaries and use their commercially reasonable efforts to cause their representatives not to, directly or indirectly:

•	conduct or participate in any discussions or negotiations regarding any acquisition proposal; or
•	furnish to any person any non-public information or data relating to Encore or any of its subsidiaries or afford access to the business, properties, assets, or, except as required by law or Encore’s partnership agreement, books or records of Encore or any of its subsidiaries.

In certain circumstances, however, if the Encore Conflicts Committee, after consultation with its outside legal counsel and financial advisors, determines in good faith that the failure to take the actions indicated in the above bullet points would be inconsistent with its duties under the Encore partnership agreement or applicable law and satisfies other requirements set forth in the merger agreement, then the Encore Conflicts Committee may determine to make an Encore Change in Recommendation.

For additional information regarding these provisions, as well as the definition of an “acquisition proposal,” please see “The Merger Agreement — Covenants — Acquisition Proposals” beginning on page 104.

Termination of the Merger Agreement

Vanguard and Encore can agree to terminate the merger agreement by mutual written consent at any time without completing the merger, even after the Vanguard and Encore unitholders have approved the merger agreement and the merger. In addition, either party may terminate the merger agreement on its own upon written notice to the other without completing the merger if:

•	the merger is not completed on or before December 31, 2011; so long as no breach of the merger agreement by the terminating party was the primary cause of, or resulted in, the failure of the merger to have been consummated on or before December 31, 2011;
•	any governmental authority has issued a final and nonappealable statute, rule, order, decree or regulation or taken any other action that permanently restrains, enjoins or prohibits the consummation of the merger, or makes the merger illegal, so long as the terminating party is not then in material breach of the merger agreement;
•	Encore does not obtain the required Encore unitholder approval; provided, however, that Encore may not be the terminating party if Encore’s material breach of the merger agreement was the cause of its failure to obtain the required unitholder vote;
•	Vanguard does not obtain Vanguard unitholder approval in accordance with the provisions summarized under “— The Merger Agreement — Covenants — Vanguard Unitholder Approval”; provided, however, that Vanguard may not be the terminating party if Vanguard’s material breach of the merger agreement was the cause of its failure to obtain the required unitholder vote;
•	there has been a material breach of or any material inaccuracy in any of the representations, warranties, covenants or agreements set forth in the merger agreement on the part of any of the other parties, which breach is not cured within 30 days following notice, or which breach, by its nature, cannot be cured prior to December 31, 2011, so long as the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement. No party will have the right, however, to terminate the merger agreement pursuant to the provision summarized in this bullet point unless the breach of a representation, warranty, covenant or agreement, together with all other such breaches, would entitle the party receiving such representation not to consummate the transactions contemplated by the merger agreement because the closing conditions contained in the merger agreement have not been met;
•	an Encore Change in Recommendation has occurred.

Material U.S. Federal Income Tax Consequences of the Merger (page 137)

Tax matters associated with the merger are complicated. The U.S. federal income tax consequences of the merger to an Encore unitholder will depend on such common unitholder’s own personal tax situation. The tax discussions in this joint proxy statement/prospectus focus on the U.S. federal income tax consequences generally applicable to individuals who are residents or citizens of the United States that hold their Encore common units as capital assets, and these discussions have only limited application to other unitholders, including those subject to special tax treatment. Encore unitholders are urged to consult their tax advisors for a full understanding of the U.S. federal, state, local and foreign tax consequences of the merger that will be applicable to them.

Encore expects to receive an opinion from Bracewell & Giuliani to the effect that no gain or loss should be recognized by the holders of Encore common units to the extent Vanguard common units are received in exchange therefor as a result of the merger, other than gain resulting from either (i) any decrease in partnership liabilities pursuant to Section 752 of the Internal Revenue Code, or (ii) any cash received in lieu of any fractional Vanguard common units. Vanguard expects to receive an opinion from Vinson & Elkins to the effect that no gain or loss should be recognized by Vanguard unitholders as a result of the merger (other than gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Internal Revenue Code). Opinions of counsel, however, are subject to certain limitations and are not binding on the Internal Revenue Service, or “IRS,” and no assurance can be given that the IRS would not successfully assert a contrary position regarding the merger and the opinions of counsel.

The U.S. federal income tax consequences described above may not apply to some holders of Vanguard common units and Encore common units. Please read “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 137 for a more complete discussion of the U.S. federal income tax consequences of the merger.

Other Information Related to the Merger

No Appraisal Rights (page 86)

Neither Vanguard unitholders nor Encore unitholders are entitled to appraisal rights under applicable law or contractual appraisal rights under the Vanguard limited liability company agreement, the Encore partnership agreement or the merger agreement.

Antitrust and Regulatory Matters (page 86)

Under the HSR Act, Vanguard and Encore are required to submit premerger notification filings to the Antitrust Division (the “Antitrust Division”) of the U.S. Department of Justice (the “DOJ”) and the Federal Trade Commission (the “FTC”) and to observe a statutorily prescribed 30 calendar day waiting period prior to completing the merger, unless the Antitrust Division and the FTC terminate the waiting period early. On July 29, 2011, each of Vanguard and Encore filed a Premerger Notification and Report Form with the Antitrust Division and the FTC. The parties requested and were granted early termination of the 30 calendar day waiting period effective August 5, 2011.

Listing of common units to be Issued in the Merger; Delisting and Deregistration of Encore Common Units (page 86)

Vanguard expects to obtain approval to list on the NYSE the Vanguard common units to be issued pursuant to the merger agreement, which approval is a condition to the merger. Upon completion of the merger, Encore common units currently listed on the NYSE will cease to be listed on the NYSE and will be subsequently deregistered under the Exchange Act.

Accounting Treatment (page 87)

The merger will be accounted for in accordance with Financial Accounting Standards Board Accounting Standards Codification 810, Consolidations — Overall — Changes in Parent’s Ownership Interest in a Subsidiary, which is referred to as ASC 810. The changes in Vanguard’s ownership interest in Encore will be accounted for as an equity transaction and no gain or loss will be recognized as a result of the merger for financial reporting purposes.

Comparison of the Rights of Vanguard and Encore Unitholders (page 119)

Encore unitholders will own Vanguard common units following the completion of the merger, and their rights associated with Vanguard common units will be governed by, in addition to Delaware law, Vanguard’s limited liability company agreement, which differs in a number of respects from Encore’s partnership agreement.

Pending Litigation (page 87)

On March 29, 2011, John O’Neal, a purported unitholder of Encore filed a putative class action petition in the 125th Judicial District of Harris County, Texas on behalf of unitholders of Encore. Similar petitions were filed on April 4, 2011 by Jerry P. Morgan and on April 5, 2011 by Herbert F. Rower in other Harris County district courts. The O’Neal, Morgan, and Rower lawsuits were consolidated on June 5, 2011 as John O’Neal v. Encore Energy Partners, L.P., et al., Case Number 2011-19340, which is pending in the 125th Judicial District Court of Harris County. On July 28, 2011, Michael Gilas filed a class action petition in intervention. On July 26, 2011, the current plaintiffs in the consolidated O’Neal action filed an amended putative class action petition against Encore, Encore GP, Scott W. Smith, Richard A. Robert, Douglas Pence, W. Timothy Hauss, John E. Jackson, David C. Baggett, Martin G. White, and Vanguard. That putative class action petition and Gilas’s petition in intervention both allege that the named defendants are (i) violating duties owed to Encore’s public unitholders by, among other things, failing to properly value Encore and failing to protect against conflicts of interest or (ii) are aiding and abetting such breaches. On October 13, 2011, the parties agreed to stay this lawsuit pending resolution of the Delaware State Court Action (defined below). The defendants named in the Texas lawsuits intend to defend vigorously against them.

On April 5, 2011, Stephen Bushansky, a purported unitholder of Encore, filed a putative class action complaint in the Delaware Court of Chancery on behalf of the unitholders of Encore. Another purported unitholder of Encore, William Allen, filed a similar action in the same court on April 14, 2011. The Bushansky and Allen actions have been consolidated under the caption In re: Encore Energy Partners LP Unitholder Litigation, C.A. No. 6347-VCP (the “Delaware State Court Action”). On August 12, 2011, those plaintiffs jointly filed an amended consolidated class action complaint naming as defendants Encore, Scott W. Smith, Richard A. Robert, Douglas Pence, W. Timothy Hauss, John E. Jackson, David C. Baggett, Martin G. White, and Vanguard. That putative class action complaint alleges, among other things, that defendants breached the partnership agreement by proposing a transaction that is not fair and reasonable and that the preliminary joint proxy statement/prospectus omitted material information. Plaintiffs seek an injunction prohibiting the proposed merger from going forward and compensatory damages if the proposed merger is consummated. In response, Vanguard has filed a motion to dismiss and it intends to defend vigorously against this lawsuit.

On August 28, 2011, Herman Goldstein, a purported unitholder of Encore, filed a putative class action complaint against Encore, Encore GP, Scott W. Smith, Richard A. Robert, Douglas Pence, W. Timothy Hauss, John E. Jackson, David C. Baggett, Martin G. White, and Vanguard in the United States District Court for the Southern District of Texas on behalf of the unitholders of Encore. That lawsuit is captioned Goldstein v. Encore Energy Partners LP. et al., United States District Court for the Southern District of Texas, 4:11-cv-01398. Goldstein alleges that the named defendants violated Sections 14(a) and 20(a) of the Securities Exchange Act of 1934 and Rule 14a-9 promulgated thereunder by disseminating a false and materially misleading proxy statement in connection with the merger. Plaintiff seeks an injunction prohibiting the proposed merger from going forward. The defendants named in this lawsuit intend to defend vigorously against it.

On September 6, 2011, Donald A. Hysong, a purported unitholder of Encore, filed a putative class action complaint against Encore, Encore GP, Scott W. Smith, Richard A. Robert, Douglas Pence, W. Timothy Hauss,

John E. Jackson, David C. Baggett, Martin G. White, and Vanguard on behalf of the unitholders of Encore in the United States District Court for the District of Delaware that is captioned Hysong v. Encore Energy Partners LP. et al., 1:11-cv-00781-SD. Hysong alleges that the named defendants violated either Section 14(a) of the Securities Exchange Act of 1934 and Rule 14a-9 promulgated thereunder or Section 20(a) of the Securities Exchange Act of 1934 by disseminating a false and materially misleading proxy statement in connection with the merger. Plaintiff seeks an injunction prohibiting the proposed merger from going forward. On September 14, 2011, in accordance with recent practice in Delaware, this case was assigned to Judge Stewart Dalzell of the Eastern District of Pennsylvania. On September 29, 2011, Plaintiff filed a motion seeking to preliminarily enjoin the merger. Pursuant to the Private Securities Litigation Reform Act, all discovery and proceedings have been stayed pending resolution of Defendant’s Motion to Dismiss or a showing by the Plaintiff. The defendants named in this lawsuit intend to defend vigorously against it.

Vanguard and Encore cannot predict the outcome of these or any other lawsuits that might be filed subsequent to the date of the filing of this joint proxy statement/prospectus, nor can Vanguard and Encore predict the amount of time and expense that will be required to resolve these lawsuits. Vanguard, Encore and the other defendants named in these lawsuits intend to defend vigorously against these and any other actions.

Summary of Risk Factors (page 38)

You should consider carefully all the risk factors together with all of the other information included in this joint proxy statement/prospectus before deciding how to vote. The risks related to the merger and the related transactions, Vanguard’s business, Vanguard common units and risks resulting from Vanguard’s organizational structure are described under the caption “Risk Factors” beginning on page 38 of this joint proxy statement/prospectus. Some of these risks include, but are not limited to, those described below:

•	The exchange ratio is fixed, and the market value of the merger consideration to the Encore unaffiliated unitholders will be equal to 0.75 times the price of Vanguard common units at the closing of the merger, which market value will decrease if the market value of Vanguard’s common units decreases.
•	The directors and executive officers of Vanguard and Encore GP have interests relating to the merger that differ in certain respects from the interests of the Vanguard and Encore unaffiliated unitholders.
•	The transactions contemplated by the merger agreement may not be consummated even if the Vanguard and Encore unitholders approve the merger agreement and the merger.
•	Financial projections by Vanguard and Encore may not prove accurate.
•	While the merger agreement is in effect, both Encore and Vanguard may lose opportunities to enter into different business combination transactions with other parties on more favorable terms and may be limited in their ability to pursue other attractive business opportunities.
•	No ruling has been requested with respect to the U.S. federal income tax consequences of the merger.
•	The intended U.S. federal income tax consequences of the merger are dependent upon each of Vanguard and Encore being treated as a partnership for U.S. federal income tax purposes.
•	The U.S. federal income tax treatment of the merger is subject to potential legislative changes and differing judicial or administrative interpretations.
•	Encore unitholders could recognize taxable income or gain for U.S. federal income tax purposes as a result of the merger.

Organizational Chart

Before the Merger

The following diagram depicts the organizational structure of Vanguard and Encore as of October 27, 2011 before the consummation of the merger and the other transactions contemplated by the merger agreement.

Vanguard Natural Resources, LLC
(NYSE: VNR)
100% Ownership Interest
100% Ownership Interest
Vanguard Natural Gas, LLC
20,924,055 Common Units
Vanguard Finance Corp
100% Ownership Interest
100% Ownership Interest
Encore Energy Partners GP LLC
(the General Partner)
Vanguard Subsidiary
45.5% Limited Partner Interest
504,851 General Partner Units
1.1% General Partner Interest
Public Unitholders
24,565,529 Common Units
53.4% Limited Partner Interest
Encore Energy Partners LP
(NYSE: ENP)
100% Ownership Interest
Encore Subsidiaries

After the Merger

The following diagram depicts the organizational structure of Vanguard and Encore immediately after giving effect to the merger and the other transactions contemplated by the merger agreement.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL
AND OPERATING INFORMATION OF VANGUARD AND ENCORE

The following tables set forth, for the periods and at the dates indicated, summary historical financial and operating information for Vanguard and Encore and summary unaudited pro forma financial information for Vanguard after giving effect to the proposed merger with Encore. The summary historical financial data as of and for each of the years ended December 31, 2006, 2007, 2008, 2009 and 2010 are derived from and should be read in conjunction with the audited financial statements and accompanying footnotes of Vanguard and Encore, respectively. The summary historical financial data as of and for the six-month periods ended June 30, 2010 and 2011 are derived from and should be read in conjunction with the unaudited financial statements and accompanying footnotes of Vanguard and Encore, respectively. Vanguard’s and Encore’s consolidated balance sheets as of December 31, 2009 and 2010 and as of June 30, 2011, and the related statements of consolidated operations, comprehensive income, cash flows and equity for each of the three years in the period ended December 31, 2010 and the six months ended June 30, 2011 and 2010 are incorporated by reference into this joint proxy statement/prospectus from Vanguard’s and Encore’s respective annual reports on Form 10-K for the year ended December 31, 2010, and their quarterly reports on Form 10-Q for the six months ended June 30, 2011.

The summary unaudited pro forma condensed consolidated financial statements of Vanguard show the pro forma effect of Vanguard’s proposed merger with Encore. For a complete discussion of the pro forma adjustments underlying the amounts in the table on the following page, please read “Unaudited Pro Forma Condensed Consolidated Financial Statements” beginning on page F-1 of this document.

Since the completion of the Encore Sponsor Interest Acquisition on December 31, 2010, Encore is a consolidated subsidiary of Vanguard for financial accounting and reporting purposes. As the acquisition was completed on December 31, 2010, no results of operations were included in the consolidated statement of operations for the year ended December 31, 2010 or any prior periods. The fair value of the assets and liabilities Vanguard acquired on December 31, 2010 in the Encore Sponsor Interest Acquisition and cash flows associated with the transaction were included in the consolidated balance sheet as of December 31, 2010 and the statement of cash flows for the year ended December 31, 2010, respectively.

The proposed merger will be accounted for in accordance with Financial Accounting Standards Board Accounting Standards Codification 810, Consolidations — Overall — Changes in Parent’s Ownership Interest in a Subsidiary, which is referred to as ASC 810. The changes in Vanguard’s ownership interest in Encore will be accounted for as an equity transaction and no gain or loss will be recognized as a result of the merger.

The unaudited pro forma condensed consolidated financial statements have been prepared to assist in the analysis of financial effects of the proposed merger between Vanguard and Encore. The unaudited pro forma condensed statements of consolidated operations for the year ended December 31, 2010 and the six months ended June 30, 2011 assume the proposed merger-related transactions occurred on January 1, 2010. The unaudited pro forma condensed consolidated balance sheet assumes the proposed merger-related transactions occurred on June 30, 2011. The unaudited pro forma condensed consolidated financial statements are based upon assumptions that Vanguard and Encore believe are reasonable under the circumstances, and are intended for informational purposes only. They are not necessarily indicative of the financial results that would have occurred if the transactions described herein had taken place on the dates indicated, nor are they indicative of the future consolidated results of the combined entity.

Vanguard’s non-generally accepted accounting principles, or non-GAAP, financial measures of gross operating margin and Adjusted EBITDA are presented in the summary historical and pro forma financial information. Please read “— Non-GAAP Financial Measures,” which provides the necessary explanations for these non-GAAP financial measures and reconciliations to their most closely related GAAP financial measures.

For information regarding the effect of the merger on pro forma distributions to Encore unitholders, please read “Comparative Per Unit Information.”

Summary Historical and Pro Forma Financial Information of Vanguard

	Vanguard Predecessor		Vanguard Consolidated Historical(5)						Vanguard Pro Forma
	For the Year Ended December 31,		For the Year Ended December 31,				For the Six Months Ended June 30,		For the Year Ended December 31,	For the Six Months Ended June 30,
	2006		2007	2008	2009	2010	2010	2011	2010	2011
			(In thousands, except per unit amounts)
							(Unaudited)		(Unaudited)
Statement of Operations Data:
Revenues:
Oil and natural gas liquids sales	$38,184		$34,541	$68,850	$46,035	$85,357	$39,516	$152,410	$293,101	$161,795
Gain (loss) on commodity cash flow hedges(1)	—		(702)	269	(2,380)	(2,832)	(1,559)	(1,672)	(2,832)	(1,672)
Realized gain (loss) on other commodity derivative contracts(1)	(2,208)		—	(6,552)	29,993	24,774	11,761	2,572	26,904	2,572
Unrealized gain (loss) on other commodity derivative contracts(1)	17,748		—	39,029	(19,043)	(14,145)	10,720	(41,014)	(30,416)	(41,014)
Other:	665		—	—	—	—	—	—	—	—
Total revenues	54,389		33,839	101,596	54,605	93,154	60,438	112,296	286,757	121,681
Costs and Expenses:
Lease operating expenses	4,896		5,066	11,112	12,652	18,471	8,707	28,567	67,544	31,619
Depreciation, depletion, amortization and accretion	8,633		8,981	14,910	14,610	22,231	9,951	41,378	91,010	44,251
Impairment of oil and natural gas properties	—		—	58,887	110,154	—	—	—	—	—
Selling, general and administrative expenses	5,199		3,507 (2)	6,715 (2)	10,644 (2)	10,134 (2)	2,534	11,107	17,732	10,238
Bad debt expense	—		1,007	—	—	—	—	—	—	—
Production and other taxes	1,774		2,054	4,965	3,845	6,840	3,462	13,626	25,650	13,626
Total costs and Expenses	20,502		20,615	96,589	151,905	57,676	24,654	94,678	201,936	99,734
Income (Loss) from Operations	33,887		13,224	5,007	(97,300)	35,478	35,784	17,618	84,821	21,947
Other Income (Expense):
Interest income	$40		$62	$17	$—	$1	$—	$—	$13	$—
Interest and financing expenses	(7,372)		(8,135)	(5,491)	(4,276)	(5,766)	(2,814)	(13,628)	(30,172)	(14,578)
Realized loss on interest rate derivative contracts	—		—	(107)	(1,903)	(1,799)	(998)	(1,505)	(5,717)	(1,505)
Gain (loss) on acquisition of oil and natural gas properties	—		—	—	6,981	(5,680)	(5,680)	(870)	—	(870)
Unrealized gain (loss) on interest rate derivative contracts	—		—	(3,178)	763	(349)	(684)	299	(354)	299
Loss on extinguishment of debt	—		(2,502)	—	—	—	—	—
Other	—		—	—	—	—	—	6	44	6
Total other income (expenses)	(7,332)		(10,575)	(8,759)	1,565	(13,593)	(10,176)	(15,698)	(36,186)	(16,648)
Net income (loss)	$26,555		$2,649	$(3,752)	$(95,735)	$21,885	$25,608	$1,920	$48,635	$5,299
Less:
Net income attributable to non-controlling interest	—		—	—	—	—	—	533	—	—
Net income (loss) attributable to Vanguard unitholders	$26,555		$2,649	$(3,752)	$(95,735)	$21,885	$25,608	$1,387	$48,635	$5,299
Net Income (Loss) Per Unit:
Common and Class B units – basic	N/A	(3)	$0.39	$(0.32)	$(6.74)	$1.00	$1.30	$0.05	$1.01	$0.11
Common and Class B units – diluted	N/A	(3)	$0.39	$(0.32)	$(6.74)	$1.00	$1.30	$0.05	$1.01	$0.11
Distributions Paid Per Unit	N/A	(3)	$0.425 (4)	$1.77 (4)	$2.00 (4)	$2.15 (4)	$1.05 (4)	$1.13 (4)	$2.15 (4)	$1.13 (4)
Weighted Average Common Units Outstanding
Basic	N/A	(3)	6,533	11,374	13,791	21,500	19,206	29,678	47,872	48,192
Diluted	N/A	(3)	6,533	11,374	13,791	21,500	19,222	29,834	47,910	48,258

Summary Historical and Pro Forma Financial Information of Vanguard – (continued)

	Vanguard Predecessor	Vanguard Consolidated Historical(5)						Vanguard Pro Forma
	For the Year Ended December 31,	For the Year Ended December 31,				For the Six Months Ended June 30,		For the Six Months Ended June 30,
	2006	2007	2008	2009	2010	2010	2011	2011
		(In thousands, except per unit amounts)
						(Unaudited)		(Unaudited)
Balance sheet data (at period end):
Total assets	$138,726	$131,179	$232,562	$210,700	$1,568,751		$1,535,315	$1,614,996
Total long-term and current maturities of debt	94,068	37,400	135,000	129,800	585,500		590,000	656,000
Total VNR members’ equity	30,713	82,331	85,351	60,286	320,731		290,621	814,844
Other financial data:
Net cash flows provided by operating activities	16,087	1,373	39,554	52,155	71,577	31,457	84,859
Cash used in investing activities	(37,383)	(26,409)	(119,539)	(109,315)	(429,994)	(121,065)	(26,984)
Cash provided by (used in) financing activities	19,985	26,415	76,878	57,644	359,758	91,377	(54,243)
Adjusted EBITDA attributable to Vanguard unitholders (unaudited)(2)	24,772	30,395	48,754	56,202	80,396	37,646	74,077

(1)	Oil and natural gas derivative contracts were used to reduce Vanguard’s exposure to changes in oil and natural gas prices. Prior to 2007, they were not specifically designated as hedges under ASC Topic 815, thus the changes in the fair value of commodity derivative contracts were marked to market in Vanguard’s earnings. In 2007, Vanguard designated all commodity derivative contracts as cash flow hedges; therefore, the changes in fair value in 2007 are included in other comprehensive income (loss). In 2008, all commodity derivative contracts were either de-designated as cash flow hedges or they failed to meet the hedge documentation requirements for cash flow hedges. As a result, (a) for the cash flow hedges that were settled in 2008 through 2010, the change in fair value through December 31, 2007 has been reclassified to earnings from accumulated other comprehensive loss and is classified as gain (loss) on commodity cash flow hedges and (b) the changes in the fair value of other commodity derivative contracts are recorded in earnings and classified as gain (loss) on other commodity derivative contracts.
(2)	Includes $1.0 million, $2.9 million, $3.6 million and $2.1 million of non-cash-unit based compensation expense in 2010, 2009, 2008 and 2007, respectively.
(3)	No dividends declared per unit and no calculations of earnings per unit and weighted average units outstanding were made for Vanguard predecessor as there was a single member interest prior to 2007.
(4)	Distributions declared per unit were calculated using total distributions to members over the weighted average common units for the period. The 2007 distribution was pro-rated for the period from the closing of the IPO on October 28, 2007 through December 21, 2007, resulting in a distribution of $0.291 per unit for the period.
(5)	In 2008, 2009 and 2010, Vanguard acquired certain oil and natural gas properties and related assets in the Permian Basin, south Texas and Mississippi. The operating results of these properties are included with Vanguard’s from the date of acquisition forward.

Summary Historical Financial Information of Encore

	Encore Consolidated Historical(a)					For the Six Months Ended June 30,
	For the Year Ended December 31,
	2006	2007	2008	2009	2010	2010	2011
	(In thousands, except per unit amounts)
						(Unaudited)
Statement of Operations Data:
Revenues:
Oil and natural gas liquids	$40,921	$136,082	$227,559	$128,404	$155,367	$78,447	$89,479
Natural gas	40,440	38,792	53,864	21,635	28,109	14,910	12,061
Marketing	—	8,582	5,324	478	269	147	81
Commodity derivative fair value loss – realized	—	—	—	—	—	617	(4,798)
Commodity derivative fair value gain (loss) – unrealized	—	—	—	—	—	21,443	(24,596)
Total Revenues	81,361	183,456	286,747	150,517	183,745	115,564	72,227
Expenses:
Production:
Lease operating	16,408	35,807	46,766	43,451	43,021	21,639	18,747
Production taxes and marketing(b)	5,875	23,519	33,591	16,452	18,221	10,199	10,025
Depletion, depreciation and amortization	14,852	47,970	58,076	57,481	50,580	25,690	23,068
Exploration	22	171	196	3,132	194	76	—
General and Administrative(c)	3,471	15,245	16,606	12,040	12,398	7,271	8,259
Derivative fair value loss (gain)(d)	—	26,301	(96,880)	47,464	14,146	—	—
Total expenses	40,628	149,013	58,355	180,020	138,560	64,875	60,099
Operating income (loss)	40,733	34,443	228,392	(29,503)	45,185	50,689	12,128
Other income (expense):
Interest(e)	—	(12,702)	(6,969)	(10,974)	(13,171)	(4,684)	(4,384)
Interest rate derivative fair value loss – realized	—	—	—	—	—	(1,951)	(1,413)
Interest rate derivative fair value gain (loss) – unrealized	—	—	—	—	—	(104)	623
Other	—	43	95	162	56	38	9
Total other expenses	—	(12,659)	(6,874)	(10,812)	(13,115)	(6,701)	(5,165)
Income (loss) before income taxes	40,733	21,784	221,518	(40,315)	32,070	43,988	6,963
Income tax provision	(260)	(78)	(762)	(14)	—	(111)	(195)
Net income (loss)	40,473	21,706	220,756	(40,329)	32,070	43,877	6,768

	Encore Consolidated Historical(a)					For the Six Months Ended June 30,
	For the Year Ended December 31,
	2006	2007	2008	2009	2010	2010	2011
	(In thousands, except per unit amounts)
						(Unaudited)
Net income (loss) allocation(f):
Limited partners’ interest in net income (loss)		$(18,877)	$163,070	$(39,913)	$31,722	$43,394	$6,694
General partner’s interest in net income (loss)		$(394)	$2,648	$(592)	$348	$483	$74
Net income (loss) per unit(f):
Basic	—	$(0.79)	$5.33	$(1.01)	$0.70	$0.96	$0.15
Diluted	—	$(0.79)	$5.21	$(1.01)	$0.70	$0.96	$0.15
Weighted Average Common Units Outstanding(f):
Basic	—	23,877	30,568	39,366	45,331	45,320	45,478
Diluted	—	23,877	31,938	39,366	45,337	45,333	45,478
Cash distributions declared per common unit	—	$0.05	$2.31	$2.05	$2.04	$1.04	$0.99
Balance sheet data (at period end):
Total assets	$211,287	$749,144	$813,313	$719,651	$653,562		$628,331
Total long-term and current maturities of debt	—	47,500	150,000	255,000	234,000		230,000
Total equity	197,810	640,066	619,351	406,004	348,962		311,358
Other financial data:
Net cash flows provided by operating activities	62,031	73,369	189,235	114,970	121,351	73,614	58,703
Cash used in investing activities	(8,836)	(524,772)	(42,333)	(41,085)	(7,119)	(3,122)	(7,859)
Cash provided by (used in) financing activities	(53,195)	451,406	(146,286)	(72,750)	(114,606)	(57,542)	(49,529)

(a)	In March 2007, Encore acquired certain oil and natural gas properties and related assets in the Elk Basin of Wyoming and Montana. The operating results of these properties are included with Encore’s from the date of acquisition forward.
(b)	In conjunction with Encore’s Elk Basin acquisition in March 2007, Encore acquired a crude oil pipeline and a natural gas pipeline. Prior to March 2007, Encore had no marketing activities and, therefore, no marketing revenues and expenses.
(c)	As a result of becoming a publicly traded entity in September 2007, Encore incurs additional expenses such as fees associated with annual and quarterly reports to unitholders, tax returns, Schedule K-1 preparation and distribution, investor relations, registrar and transfer agent fees, incremental insurance costs, and accounting and legal services. In addition, historically, Encore Operating received a fee based on our production for performing our administrative services and reimbursement of actual third-party expenses incurred on our behalf. Pursuant to the Vanguard Acquisition, VNG will receive the administrative services fees and reimbursement of actual third party expenses incurred on our behalf during 2011.

(d)	In conjunction with Encore’s Elk Basin acquisition in March 2007, EAC contributed floor contracts to Encore and Encore has subsequently purchased additional derivative contracts based on Encore’s risk management strategy. Prior to March 2007, Encore had no derivative contracts and, therefore, no derivative fair value gains or losses.
(e)	In conjunction with Encore’s Elk Basin acquisition in March 2007, Encore entered into two credit agreements. Prior to March 2007, Encore had no indebtedness and, therefore, no interest expense.
(f)	Prior to the closing of Encore’s initial public offering in September 2007, EAC owned all of Encore’s general and limited partner interests, with the exception of management incentive units owned by then certain executive officers of Encore’s general partner. Accordingly, earnings per unit is not presented for periods prior to Encore’s initial public offering.

Non-GAAP Financial Measures

This section provides reconciliations of Vanguard’s non-GAAP financial measure of Adjusted EBITDA included in this joint proxy statement/prospectus to its most directly comparable financial measures calculated and presented in accordance with GAAP.

Adjusted EBITDA of Vanguard

Vanguard defines Adjusted EBITDA as net income (loss) plus:

•	Net interest expense, including write-off of deferred financing fees and realized gains and losses on interest rate derivative contracts;
•	Loss on extinguishment of debt;
•	Depreciation, depletion and amortization (including accretion of asset retirement obligations);
•	Impairment of oil and natural gas properties;
•	Bad debt expenses;
•	Amortization of premiums paid on derivative contracts;
•	Amortization of value on derivative contracts acquired;
•	Unrealized gains and losses on other commodity and interest rate derivative contracts;
•	Gains and losses on acquisitions of oil and natural gas properties;
•	Change in fair value of derivative contracts;
•	Deferred taxes;
•	Unit-based compensation expense;
•	Realized gains and losses on cancelled derivatives;
•	Material transaction costs incurred on acquisitions and mergers; and
•	Non-cash portion of phantom unit expense granted to officers.

Adjusted EBITDA is a significant performance metric used by Vanguard management as a tool to measure (prior to the establishment of any cash reserves by the Vanguard Board, debt service and capital expenditures) the cash distributions Vanguard could pay the Vanguard unitholders. Specifically, this financial measure indicates to investors whether or not Vanguard is generating cash flow at a level that can sustain or support an increase in Vanguard’s quarterly distribution rates. Adjusted EBITDA is also used as a quantitative standard by Vanguard management and by external users of Vanguard’s financial statements such as investors, research analysts and others to assess the financial performance of Vanguard’s assets without regard to financing methods, capital structure or historical cost basis; the ability of Vanguard’s assets to generate cash sufficient to pay interest costs and support Vanguard’s indebtedness; and Vanguard’s operating performance and return on capital as compared to those of other companies in Vanguard’s industry.

Vanguard’s Adjusted EBITDA should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Vanguard’s Adjusted EBITDA excludes some, but not all, items that affect net income and operating income and these measures may vary among other companies. Therefore, Vanguard’s Adjusted EBITDA may not be comparable to similarly titled measures of other companies

Since Vanguard’s Adjusted EBITDA is based on its consolidated net income, it includes amounts attributable to Encore and its subsidiaries for the six months ended June 30, 2011. Vanguard’s Adjusted EBITDA does not include the operating results of Encore and its subsidiaries for the periods ending on or before the completion of the Encore Sponsor Interest Acquisition on December 31, 2010.

The following table presents Vanguard’s calculation of Adjusted EBITDA (unaudited) on a historical basis.

	Year Ended December 31,					Six Months Ended June 30,
	Vanguard Predecessor	Vanguard
(in thousands)	2006	2007	2008	2009	2010	2010	2011
Net Income (Loss)	$26,555	$2,649	$(3,752)	$(95,735)	$21,885	$25,608	$1,920
Plus:
Interest expense, including realized losses on interest rate derivative contracts	7,372	8,135	5,597	6,179	7,565	3,812	15,133
Loss on extinguishment of debt	—	2,502	—	—	—	—	—
Depreciation, depletion, amortization and accretion	8,633	8,981	14,910	14,610	22,231	9,951	41,378
Impairment of oil and natural gas properties	—	—	58,887	110,154	—	—	—
Bad debt expense	—	1,007	—	—	—	—	—
Amortization of premiums paid on derivative contracts	—	4,274	4,493	3,502	1,950	998	4,838
Amortization of value on derivative contracts acquired	—	—	733	3,619	1,995	1,168	118
Unrealized (gains) losses on other commodity and interest rate derivative contracts(1)	(17,748)	—	(35,851)	18,280	14,494	(10,036)	40,715
(Gain) loss on acquisitions of oil and natural gas properties	—	—	—	(6,981)	5,680	5,680	870
Deferred taxes	—	—	177	(302)	(12)	(49)	195
Unit-based compensation expense	—	2,132	3,577	2,483	847	466	1,146
Realized loss on cancelled derivatives	—	777	—	—	—	—	—

	Year Ended December 31,					Six Months Ended June 30,
	Vanguard Predecessor	Vanguard
(in thousands)	2006	2007	2008	2009	2010	2010	2011
Unrealized fair value of phantom units granted to officers	—	—	—	4,299	179	48	233
Cash settlement of phantom units granted to officers	—	—	—	(3,906)	—	—	—
Material transaction costs incurred on acquisitions and mergers	—	—	—	—	3,583	—	563
Less:
Interest income	40	62	17	—	1	—	—
Adjusted EBITDA before non-controlling interest	24,772	30,395	48,754	56,202	80,396	37,646	107,109
Non-controlling interest attributable to adjustments above	—	—	—	—	—	—	(34,499)
Administrative services fees eliminated in consolidation	—	—	—	—	—	—	1,467
Adjusted EBITDA	$24,772	$30,395	$48,754	$56,202	$80,396	$37,646	$74,077

(1)	Oil and natural gas derivative contracts were used to reduce Vanguard’s exposure to changes in oil and natural gas prices. Prior to 2007, they were not specifically designated as hedges under ASC Topic 815, thus the changes in the fair value of commodity derivative contracts were marked to market in Vanguard’s earnings and classified as gain (loss) on other commodity derivative contracts. In 2007, Vanguard designated all commodity derivative contracts as cash flow hedges. In 2008, all commodity derivative contracts were either de-designated as cash flow hedges or they failed to meet the hedge documentation requirements for cash flow hedges. As a result, the changes in the fair value of other commodity derivative contracts are recorded in earnings and classified as gain (loss) on other commodity derivative contracts. The changes in fair value of interest rate derivative contracts is recorded in earnings and classified as gain (loss) on interest rate derivative contracts.

COMPARATIVE PER UNIT INFORMATION

The following table sets forth (i) historical per unit information of Vanguard, (ii) the unaudited pro forma per unit information of Vanguard after giving pro forma effect to the proposed merger and the transactions contemplated thereby, including Vanguard’s issuance of 0.75 Vanguard common units for each outstanding Encore common unit (other than Encore common units owned by VNG), and (iii) the historical and equivalent pro forma per unit information for Encore.

You should read this information in conjunction with (i) the summary historical financial information included elsewhere in this joint proxy statement/prospectus, (ii) the historical consolidated financial statements of Encore and Vanguard and related notes that are incorporated by reference in this joint proxy statement/prospectus and (iii) the “Unaudited Pro Forma Condensed Consolidated Financial Statements” and related notes included elsewhere in this joint proxy statement/prospectus. The unaudited pro forma per unit information does not purport to represent what the actual results of operations of Encore and Vanguard would have been had the proposed merger been completed in another period or to project Encore’s and Vanguard’s results of operations that may be achieved if the proposed merger is completed.

	Year Ended December 31, 2010
	Vanguard		Encore
	Historical	Vanguard Pro Forma(1)	Historical	Equivalent Pro Forma(2)
Net income per unit(3):
Basic	$1.00	$1.01	$0.70	$0.76
Diluted	$1.00	$1.01	$0.70	$0.76
Cash distributions paid per unit(3)	$2.15	$2.15	$2.04	$1.61
Book value per common unit	$10.74	N/A	$7.06	N/A

	Six Months Ended June 30, 2011
	Vanguard		Encore
	Historical	Vanguard Pro Forma(1)	Historical	Equivalent Pro Forma(2)
Net income per unit(3):
Basic	$0.05	$0.11	$0.15	$0.08
Diluted	$0.05	$0.11	$0.15	$0.08
Cash distributions paid per unit(3)	$1.13	$1.13	$0.99	$0.85
Book value per common unit	$9.63	$16.88	$6.87	$12.66

(1)	Vanguard’s pro forma information includes the effect of the merger on the basis described in the notes to the “Unaudited Pro Forma Condensed Consolidated Financial Statements” included elsewhere in this joint proxy statement/prospectus.
(2)	Encore’s equivalent pro forma earnings, book value and cash distribution amounts have been calculated by multiplying Vanguard’s pro forma per unit amounts by the 0.75x exchange ratio.
(3)	Vanguard calculations include Vanguard common units and Class B units.

MARKET PRICES AND DISTRIBUTION INFORMATION

Vanguard common units are traded on the NYSE under the ticker symbol “VNR,” and the Encore common units are traded on the NYSE under the ticker symbol “ENP.” The following table sets forth, for the periods indicated, the range of high and low sales prices per unit for Vanguard common units and Encore common units, on the NYSE composite tape, as well as information concerning quarterly cash distributions declared and paid on those units. The sales prices are as reported in published financial sources.

	Vanguard common units				Encore common units
	High	Low	Distribution(1)		High	Low	Distribution(1)
2007
Fourth Quarter	$19.15	$14.12	0.4250	(2)	$21.50	$16.56	0.3875
2008
First Quarter	$17.25	$13.55	0.4450		$21.50	$17.92	0.5755
Second Quarter	$18.55	$15.30	0.4450		$28.50	$18.80	0.6881
Third Quarter	$16.75	$11.70	0.5000		$28.73	$18.08	0.6600
Fourth Quarter	$12.00	$4.62	0.5000		$22.10	$8.34	0.5000
2009
First Quarter	$11.24	$5.90	0.5000		$16.91	$11.06	0.5000
Second Quarter	$15.15	$9.88	0.5000		$18.62	$12.75	0.5125
Third Quarter	$16.73	$11.97	0.5000		$17.27	$12.61	0.5375
Fourth Quarter	$22.80	$14.47	0.5250		$20.97	$15.66	0.5375
2010
First Quarter	$25.55	$19.27	0.5250		$21.80	$18.20	0.5000
Second Quarter	$25.27	$16.94	0.5500		$21.63	$9.50	0.5000
Third Quarter	$26.46	$19.05	0.5500		$21.33	$16.77	0.5000
Fourth Quarter	$29.76	$24.98	0.5600		$22.59	$18.78	0.5000
2011
First Quarter	$33.41	$28.23	0.5700		$23.90	$20.30	0.4900
Second Quarter	$33.67	$26.10	0.5750		$25.48	$19.60	0.4700
Third Quarter	$31.75	$22.79	0.5775	(3)	$22.99	$15.10	0.4700	(3)
Fourth Quarter (through October 27, 2011)	$29.18	$21.86	—	(4)	$21.50	$16.12	—	(4)

(1)	Represents cash distributions per Vanguard common and Class B unit or Encore common unit declared with respect to the quarter presented and paid in the following quarter.
(2)	This distribution was pro-rated for the period from the closing of Vanguard’s initial public offering on October 29, 2007 through December 31, 2007, resulting in a distribution of $0.291 per unit for the period
(3)	Cash distributions with respect to the third quarter of 2011 have been declared but not paid.
(4)	Cash distributions with respect to the fourth quarter of 2011 have not been declared or paid.

The last reported sale price of Encore common units on the NYSE on March 24, 2011, the last trading day before Vanguard announced its initial proposal to acquire all of the Encore common units owned by the public, was $23.15. The last reported sale price of Vanguard common units on the NYSE on March 24, 2011, the last trading day before Vanguard announced its initial proposal to acquire all of the Encore common units owned by the public, was $32.22. The last reported sale price of Encore common units on the NYSE on October 27, 2011, the latest practicable date prior to the printing of this joint proxy statement/prospectus, was $21.29. The last reported sale price of Vanguard common units on the NYSE on October 27, 2011, the latest practicable date prior to the printing of this joint proxy statement/prospectus is a part, was $28.78.

As of October 14, 2011, the record date for the Vanguard special meeting, Vanguard had 29,836,019 common units and 420,000 Class B Units outstanding held by approximately 24 holders of record. Vanguard’s limited liability company agreement requires it to distribute all of its “available cash,” as defined in its partnership agreement, within 45 days after the end of each quarter. The payment of quarterly cash distributions by Vanguard in the future, therefore, will depend on the amount of its “available cash” at the end of each quarter.

As of October 14, 2011, the record date for the Encore special meeting, Encore had 45,489,584 outstanding common units held by approximately 13 holders of record. Encore’s partnership agreement requires it to distribute all of its “available cash,” as defined in its partnership agreement, within 45 days after the end of each quarter. The payment of quarterly cash distributions by Encore in the future will depend on the amount of its “available cash” at the end of each quarter.

RISK FACTORS

Owning equity securities involves risks. You should consider carefully the following risk factors, together with all of the other information included in, or incorporated by reference into, this joint proxy statement/prospectus before deciding how to vote. In particular, please read Part I, Item 1A, “Risk Factors,” in the Annual Reports on Form 10-K for the year ended December 31, 2010 for each of Vanguard and Encore incorporated by reference herein. This document also contains forward-looking statements that involve risks and uncertainties. Please read “Information Regarding Forward-Looking Statements.”

Risks Related to the Merger

The exchange ratio is fixed and the market value of the merger consideration to the Encore unaffiliated unitholders on the closing date will be equal to 0.75 times the price of Vanguard common units at the closing of the merger, which market value will decrease if the market value of Vanguard’s common units decreases.

The market value of the consideration that the Encore unaffiliated unitholders will receive in the merger will depend on the trading price of Vanguard’s common units at the closing of the merger. The exchange ratio that determines the number of Vanguard common units that the Encore unaffiliated unitholders will receive in the merger is fixed. This means that there is no “price protection” mechanism contained in the merger agreement that would adjust the number of Vanguard common units that the Encore unaffiliated unitholders will receive based on any decreases in the trading price of Vanguard common units. If Vanguard’s common unit price at the closing of the merger is less than Vanguard’s common unit price on the date that the merger agreement was signed, then the market value of the consideration received by the Encore unaffiliated unitholders will be less than contemplated at the time the merger agreement was signed.

Vanguard common unit price changes may result from a variety of factors, including general market and economic conditions, changes in Vanguard’s business, operations and prospects, regulatory considerations and changes in stock market analyst recommendations regarding the Vanguard common units, other companies comparable to Vanguard or companies in its industry. Many of these factors are beyond Vanguard’s and Encore’s control. For historical and current market prices of Vanguard common units and Encore common units, please read “Summary — Market Prices and Distribution Information” section of this joint proxy statement/prospectus.

The transactions contemplated by the merger agreement may not be consummated even if Vanguard unitholders approve the Vanguard common unit issuance and Encore unitholders approve and adopt the merger agreement and approve the merger.

The merger agreement contains conditions that, if not satisfied or waived, would result in the merger not occurring, even though Vanguard unitholders may have approved the Vanguard common unit issuance and Encore unitholders may have voted to approve and adopt the merger agreement and approve the merger. In addition, Encore and Vanguard can agree not to consummate the merger even if the Vanguard unitholders approve the Vanguard common unit issuance and the Encore unitholders approve and adopt the merger agreement and approve the merger and the conditions to the closing of the merger are otherwise satisfied.

Financial projections by Vanguard and Encore may not prove accurate.

In performing their financial analyses and rendering their opinions regarding the fairness from a financial point of view of the exchange ratio, the financial advisors to each of the Vanguard Conflicts Committee and the Encore Conflicts Committee reviewed and relied on, among other things, internal financial analyses and forecasts for Encore and Vanguard prepared by management. These financial projections include assumptions regarding future operating cash flows, expenditures, growth and distributable income of Vanguard and Encore. They speak only as of the date made and will not be updated. These financial projections were not provided with a view to public disclosure, are subject to significant economic, competitive, industry and other uncertainties and may not be achieved in full, at all or within projected timeframes. In addition, the failure of Vanguard’s or Encore’s businesses to achieve projected results, including projected cash flows or distributable cash flows, could have a material adverse effect on Vanguard’s common unit price, financial position and ability to maintain or increase its distributions following the merger.

While the merger agreement is in effect, both Encore and Vanguard may lose opportunities to enter into different business combination transactions with other parties on more favorable terms, and may be limited in their ability to pursue other attractive business opportunities.

While the merger agreement is in effect, Encore is prohibited from, directly or indirectly, initiating, soliciting, knowingly encouraging or facilitating any inquiries regarding or the making or submission of any proposal that constitutes or may reasonably be expected to lead to a proposal to acquire 15% or more of the assets of or equity interests in Encore, or offering to enter into certain transactions such as a merger, sale of assets or other business combination, with any other person, subject to limited exceptions. As a result of these provisions in the merger agreement, Encore may lose opportunities to enter into more favorable transactions.

Both Vanguard and Encore have also agreed to refrain from taking certain actions with respect to their businesses and financial affairs pending completion of the merger or termination of the merger agreement. These restrictions and the non-solicitation provisions (described in more detail below in “The Merger Agreement”) could be in effect for an extended period of time if completion of the merger is delayed and the parties agree to extend the December 31, 2011 outside termination date.

In addition to the economic costs associated with pursuing a merger, each of Vanguard’s and Encore GP’s management is devoting substantial time and other resources to the proposed transaction and related matters, which could limit Vanguard’s and Encore’s ability to pursue other attractive business opportunities, including potential joint ventures, stand-alone projects and other transactions. If either Vanguard or Encore is unable to pursue such other attractive business opportunities, its growth prospects and the long-term strategic position of its business and the combined business could be adversely affected.

Risks Related to the Combined Company After the Merger

Vanguard’s growth strategy may adversely affect its results of operations if it does not successfully integrate Encore.

Vanguard may be unable to successfully integrate Encore or other businesses that it acquires in the future. Vanguard may incur substantial expenses or encounter delays or other problems in connection with its growth strategy that could negatively impact its financial position, results of operations and cash flows.

Moreover, the merger involves numerous risks, including but not limited to:

•	difficulties in the assimilation of the operations and technologies of Encore;
•	experiencing operational interruptions or the loss of key employees, customers or suppliers;
•	inefficiencies and complexities that can arise because of unfamiliarity with new assets and the businesses associated with them, including with their markets; and
•	diversion of the attention of management and other personnel from day-to-day business to the development or acquisition of new businesses and other business opportunities.

In addition, any anticipated benefits of the merger, such as expected cost savings, may not be fully realized, if at all.

Vanguard may not have sufficient cash from operations to pay quarterly distributions on Vanguard common units following establishment of cash reserves and payment of operating costs.

Following the merger, Vanguard may not have sufficient cash flow from operations each quarter to pay distributions. Under the terms of Vanguard’s limited liability company agreement, the amount of cash otherwise available for distribution will be reduced by Vanguard’s operating expenses and the amount of any cash reserve amounts that the Vanguard Board establishes to provide for future operations, future capital expenditures, future debt service requirements and future cash distributions to Vanguard unitholders. The amount of cash Vanguard can distribute on its common units principally depends upon the amount of cash generated from Vanguard’s operations, which will fluctuate from quarter to quarter based on, among other things:

•	the amount of oil, natural gas and natural gas liquids the combined company produces;

•	the price at which the combined company is able to sell its oil, natural gas and natural gas liquids production;
•	the level of the combined company’s operating costs;
•	the level and success of the combined company’s price risk management activities;
•	the level of the combined company’s interest expense which depends on the amount of the combined company’s indebtedness and the interest payable thereon; and
•	the level of the combined company’s capital expenditures.

In addition, the actual amount of cash the combined company will have available for distribution will depend on other factors, some of which are beyond Vanguard’s control, including:

•	the combined company’s ability to make working capital borrowings under its credit facilities to pay distributions;
•	the cost of acquisitions, if any;
•	the combined company’s debt service requirements;
•	fluctuations in the combined company’s working capital needs;
•	timing and collectability of receivables;
•	restrictions on distributions contained in the combined company’s credit facilities;
•	prevailing economic conditions; and
•	the amount of cash reserves established by the Vanguard Board for the proper conduct of the combined company’s business.

As a result of these factors, the amount of cash Vanguard distributes in any quarter to the Vanguard unitholders following the merger may fluctuate significantly from quarter to quarter. If Vanguard does not achieve its expected operational results following the merger or cannot borrow the amounts needed, Vanguard may not be able to pay the full, or any, amount of the quarterly distributions, in which event the market price of Vanguard common units may decline substantially.

Tax Risks Related to the Merger

In addition to reading the following risk factors, you are urged to read “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 137 and “Tax Consequences of Holding Vanguard Common Units” beginning on page 142 for a more complete discussion of the expected material U.S. federal income tax consequences of the merger and owning and disposing of Vanguard common units received in the merger.

No ruling has been obtained with respect to the U.S. federal income tax consequences of the merger.

No ruling has been or will be requested from the IRS with respect to the U.S. federal income tax consequences of the merger. Instead, Vanguard and Encore are relying on the opinions of their respective counsel as to the U.S. federal income tax consequences of the merger, and counsel’s conclusions may not be sustained if challenged by the IRS. Please read “Material U.S. Federal Income Tax Consequences of the Merger.”

The intended U.S. federal income tax consequences of the merger are dependent upon Vanguard being treated as a partnership for U.S. federal income tax purposes.

The treatment of the merger as nontaxable to Encore unitholders is dependent upon Vanguard being treated as a partnership for U.S. federal income tax purposes. If Vanguard were treated as a corporation for U.S. federal income tax purposes, the consequences of the merger would be materially different and the merger would likely be a fully taxable transaction to an Encore unitholder.

Encore unitholders could recognize taxable income or gain for U.S. federal income tax purposes as a result of the merger.

As a result of the merger, Encore unitholders who receive Vanguard common units will become members of Vanguard for U.S. federal income tax purposes and will be allocated a share of Vanguard’s nonrecourse liabilities. Each Encore unitholder will be treated as receiving a deemed cash distribution equal to the excess, if any, of such common unitholder’s share of nonrecourse liabilities of Encore immediately before the merger over such common unitholder’s share of nonrecourse liabilities of Vanguard immediately following the merger. If the amount of any deemed cash distribution received by an Encore unitholder exceeds the common unitholder’s basis in his common units, such common unitholder will recognize gain in an amount equal to such excess. Vanguard and Encore do not expect any Encore unitholders to recognize gain in this manner.

To the extent Encore unitholders receive cash in lieu of fractional Vanguard common units in the merger, such unitholders will recognize gain or loss equal to the difference between the cash received and the common unitholders’ adjusted tax basis allocated to such fractional Vanguard common units.

THE VANGUARD SPECIAL MEETING

Time, Place and Date.  The special meeting of Vanguard unitholders will be held at the offices of Vinson & Elkins L.L.P., 1001 Fannin Street, Suite 2500, Houston, Texas 77002 on November 30, 2011, at 11:00 a.m., local time. The meeting may be postponed by the Vanguard Board or adjourned by the Chairman of the Vanguard Board to another date or place for proper purposes, including for the purpose of soliciting additional proxies.

Purposes.  The purposes of the special meeting are:

•	to consider and vote on the approval of the issuance of Vanguard common units pursuant to the merger agreement and the merger; and
•	to transact such other business as may properly be presented at the meeting or any adjournment or postponement of the meeting.

At this time, Vanguard knows of no other matter that will be presented for consideration at the meeting.

Quorum.  The presence in person or by proxy at the special meeting of the holders of a majority of Vanguard’s outstanding units on the record date will constitute a quorum and will permit Vanguard to conduct the proposed business at the special meeting. Units held in your name will be counted as present at the special meeting if you:

•	are present in person at the meeting; or
•	have submitted a properly executed proxy card or properly submitted your proxy by telephone or Internet.

Proxies received but marked as abstentions will be counted as units that are present and entitled to vote for purposes of determining the presence of a quorum. Broker non-votes will be considered present at the meeting for purposes of determining the presence of a quorum but cannot be included in the vote; therefore, broker non-votes have the same effect as a vote against adoptions of the merger agreement and approval of the merger. Because the only proposal for consideration at the Vanguard special meeting is a non-discretionary proposal, however, we do not expect that there will be any broker non-votes at the Vanguard special meeting.

Record Date.  The Vanguard unitholder record date for the special meeting is the close of business on October 14, 2011.

Units Entitled to Vote.  Vanguard unitholders may vote at the special meeting if they owned Vanguard units at the close of business on the record date. Vanguard unitholders may cast one vote for each Vanguard unit owned on the record date.

Votes Required.  The proposal to issue Vanguard common units will be approved if the holders of a majority of the outstanding Vanguard units present in person or represented by proxy, entitled to vote on the proposal and actually voting at the special meeting, vote to approve the Vanguard common unit issuance, provided the total number of votes cast represents a majority of the outstanding Vanguard units entitled to vote on the proposal. Failures to vote, abstentions and broker non-votes will result in the absence of a vote for or against the Vanguard common unit issuance.

Common Units Outstanding.  As of the record date, there were 29,836,019 Vanguard common units and 420,000 Vanguard Class B units outstanding, held by approximately 24 holders of record.

Voting Procedures

Voting by Vanguard Unitholders.  Vanguard unitholders who hold units in their own name may vote using any of the following methods:

•	call the toll-free telephone number listed on your proxy card and follow the recorded instructions;
•	go to the internet website listed on your proxy card and follow the instructions provided;
•	complete, sign and mail your proxy card in the postage-paid envelope; or
•	attend the meeting and vote in person.

If you have timely and properly submitted your proxy, clearly indicated your vote and have not revoked your proxy, your units will be voted as indicated. If you have timely and properly submitted your proxy but have not clearly indicated your vote, your units will be voted FOR adoption of the merger agreement and approval of the merger.

If any other matters are properly presented for consideration at the meeting or any adjournment or postponement thereof, the persons named in your proxy will have the discretion to vote on these matters. Vanguard’s limited liability agreement provides that the Vanguard Board may adjourn the meeting for proper purposes and that, in the absence of a quorum, any meeting of Vanguard members may be adjourned from time to time by the affirmative vote of a majority of the outstanding Vanguard units represented either in person or by proxy.

Revocation.  If you hold your Vanguard units in your own name, you may revoke your proxy at any time prior to its exercise by:

•	giving written notice of revocation to the Secretary of Vanguard at or before the special meeting;
•	appearing and voting in person at the special meeting; or
•	properly completing and executing a later dated proxy and delivering it to the Secretary of Vanguard at or before the special meeting.

Your presence without voting at the meeting will not automatically revoke your proxy, and any revocation during the meeting will not affect votes previously taken.

Validity.  The inspectors of election will determine all questions as to the validity, form, eligibility (including time of receipt) and acceptance of proxies. Their determination will be final and binding. The Vanguard Board has the right to waive any irregularities or conditions as to the manner of voting. Vanguard may accept your proxy by any form of communication permitted by Delaware law so long as Vanguard is reasonably assured that the communication is authorized by you.

Solicitation of Proxies.  The accompanying proxy is being solicited by Vanguard on behalf of the Vanguard Board. The expenses of preparing, printing and mailing the proxy and materials used in the solicitation will be borne by Vanguard.

D.F. King & Co., Inc. has been retained by Vanguard to aid in the solicitation of proxies for the Vanguard special meeting for an initial fee of $10,000 and the reimbursement of out-of-pocket expenses. In addition to the mailing of this joint proxy statement/prospectus, proxies may also be solicited from Vanguard unitholders by personal interview, telephone, fax or other electronic means by directors and officers of Vanguard and employees of Vanguard and its affiliates who provide services to Vanguard, who will not receive additional compensation for performing that service. Arrangements also will be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of proxy materials to the beneficial owners of Vanguard common units held by those persons, and Vanguard will reimburse them for any reasonable expenses that they incur.

Units Held in Street Name.  If you hold Vanguard units in the name of a bank, broker or other nominee, you should follow the instructions provided by your bank, broker or nominee when voting your Vanguard common units or when granting or revoking a proxy.

As a general rule, absent specific instructions from you, your broker is not allowed to vote your common units on any proposal on which your broker, bank or other nominee does not have discretionary authority. The only proposal for consideration at the Vanguard special meeting is the adoption of the merger agreement and the approval of the merger, which is a non-discretionary matter for which brokers, banks and other nominees do not have discretionary authority to vote. To tell your broker or other nominee how to vote, you should follow the directions that your broker or other nominee provides to you.

Please note that you may not vote your Vanguard units held in “street name” by returning a proxy card directly to Vanguard or by voting in person at the special meeting of Vanguard unitholders unless you provide a “legal proxy,” which you must obtain from your broker or other nominee. If you do not instruct your broker or other nominee on how to vote your Vanguard units, your broker or other nominee may not vote your Vanguard units, which will result in the absence of a vote for or against the Vanguard common unit issuance. You should therefore provide your broker or other nominee with instructions as to how to vote your Vanguard units.

THE ENCORE SPECIAL MEETING

Time, Place and Date.  The special meeting of Encore unitholders will be held at the offices of Vinson & Elkins L.L.P., 1001 Fannin Street, Suite 2500, Houston, Texas 77002 on November 30, 2011, at 10:00 a.m., local time. The meeting may be adjourned or postponed by Encore GP to another date or place for proper purposes, including for the purpose of soliciting additional proxies.

Purposes.  The purposes of the special meeting are:

•	to consider and vote on the approval and adoption of the merger agreement and the approval of the merger; and
•	to transact such other business as may properly be presented at the meeting or any adjournment or postponement of the meeting.

At this time, Encore knows of no other matter that will be presented for consideration at the meeting.

Quorum.  The presence in person or by proxy at the special meeting of the holders of a majority of Encore’s outstanding common units on the record date will constitute a quorum and will permit Encore to conduct the proposed business at the special meeting. Units held in your name will be counted as present at the special meeting if you:

•	are present in person at the meeting; or
•	have submitted a properly executed proxy card or properly submitted your proxy by telephone or Internet.

Proxies received but marked as abstentions will be counted as units that are present and entitled to vote for purposes of determining the presence of a quorum. Broker non-votes will be considered present at the meeting for purposes of determining the presence of a quorum but cannot be included in the vote; therefore, broker non-votes have the same effect as a vote against the approval and adoption of the merger agreement and approval of the merger. Because the only proposal for consideration at the Encore special meeting is a non-discretionary proposal, however, we do not expect there to be any broker non-votes at the Encore special meeting.

Record Date.  The Encore unitholder record date for the special meeting is the close of business on October 14, 2011.

Units Entitled to Vote.  Encore unitholders may vote at the special meeting if they owned Encore common units at the close of business on the record date. Encore unitholders may cast one vote for each Encore common unit owned on the record date.

Votes Required.  The proposal to adopt the merger agreement and approve the merger will be approved if the holders of a majority of the outstanding Encore common units entitled to vote on the proposal vote to adopt the merger agreement and approve the merger. Failures to vote, abstentions and broker non-votes will have the same effect as a vote against the merger proposal. Pursuant to a voting agreement between Vanguard, VNG, MergerCo, Encore and Encore GP, Vanguard and VNG have agreed to vote any Encore common units owned by them in favor of adopting the merger agreement and approving the merger, including the 20,924,055 Encore common units currently held by VNG, which represent approximately 46.0% of the outstanding Encore common units.

Common Units Outstanding.  As of the record date, there were 45,489,584 Encore common units outstanding held by approximately 13 holders of record.

Voting Procedures

Voting by Encore Unitholders.  Encore unitholders who hold units in their own name may vote using any of the following methods:

•	call the toll-free telephone number listed on your proxy card and follow the recorded instructions;
•	go to the internet website listed on your proxy card and follow the instructions provided;

•	complete, sign and mail your proxy card in the postage-paid envelope; or
•	attend the meeting and vote in person.

If you have timely and properly submitted your proxy, clearly indicated your vote and have not revoked your proxy, your units will be voted as indicated. If you have timely and properly submitted your proxy but have not clearly indicated your vote, your units will be voted FOR adoption of the merger agreement and approval of the merger.

If any other matters are properly presented for consideration at the meeting or any adjournment or postponement thereof, the persons named in your proxy will have the discretion to vote on these matters. Encore’s partnership agreement provides that Encore GP may adjourn the meeting for proper purposes and that, in the absence of a quorum, any meeting of Encore limited partners may be adjourned from time to time by the affirmative vote of a majority of the outstanding Encore common units represented either in person or by proxy.

Revocation.  If you hold your Encore common units in your own name, you may revoke your proxy at any time prior to its exercise by:

•	giving written notice of revocation to the Secretary of Encore GP at or before the special meeting;
•	appearing and voting in person at the special meeting; or
•	properly completing and executing a later dated proxy and delivering it to the Secretary of Encore GP at or before the special meeting.

Your presence without voting at the meeting will not automatically revoke your proxy, and any revocation during the meeting will not affect votes previously taken.

Validity.  The inspectors of election will determine all questions as to the validity, form, eligibility (including time of receipt) and acceptance of proxies. Their determination will be final and binding. The Encore GP Board has the right to waive any irregularities or conditions as to the manner of voting. Encore may accept your proxy by any form of communication permitted by Delaware law so long as Encore is reasonably assured that the communication is authorized by you.

Solicitation of Proxies.  The accompanying proxy is being solicited by Encore GP on behalf of the Encore GP Board. The expenses of preparing, printing and mailing the proxy and materials used in the solicitation will be borne by Encore.

D.F. King & Co., Inc. has been retained by Encore to aid in the solicitation of proxies for an initial fee of $2,500 and the reimbursement of out-of-pocket expenses. In addition to the mailing of this joint proxy statement/prospectus, proxies may also be solicited from Encore unitholders by personal interview, telephone, fax or other electronic means by directors and officers of Encore GP and employees of Encore and its affiliates who provide services to Encore, who will not receive additional compensation for performing that service. Arrangements also will be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of proxy materials to the beneficial owners of Encore common units held by those persons, and Encore will reimburse them for any reasonable expenses that they incur.

Units Held in Street Name.  If you hold Encore common units in the name of a bank, broker or other nominee, you should follow the instructions provided by your bank, broker or nominee when voting your Encore common units or when granting or revoking a proxy.

As a general rule, absent specific instructions from you, your broker is not allowed to vote your common units on any proposal on which your broker, bank or other nominee does not have discretionary authority. The only proposal for consideration at the Encore special meeting is the adoption of the merger agreement and the approval of the merger, which is a non-discretionary matter for which brokers, banks and other nominees do not have discretionary authority to vote. To tell your broker or other nominee how to vote, you should follow the directions that your broker or other nominee provides to you.

Please note that you may not vote your Encore common units held in “street name” by returning a proxy card directly to Encore or by voting in person at the special meeting of Encore unitholders unless you provide a “legal proxy,” which you must obtain from your broker or other nominee. If you do not instruct your broker or other nominee on how to vote your Encore common units, your broker or other nominee may not vote your Encore common units, which will have the same effect as a vote against the adoption of the merger agreement and the approval of the merger. You should therefore provide your broker or other nominee with instructions as to how to vote your Encore common units.

THE MERGER

Background of the Merger

The Vanguard Board from time to time reviews and evaluates potential strategic alternatives with Vanguard management, including possible acquisitions and business combination transactions. The Vanguard Board believes this is consistent with one of Vanguard’s primary business strategies of replacing reserves by making accretive acquisitions of oil and natural gas properties.

On September 2, 2010, Scott W. Smith, the President and Chief Executive Officer of Vanguard was contacted by a representative of Denbury Resources Inc. (“Denbury”) regarding Denbury’s potential sale of its approximate 45.6% limited partner interest in Encore and its 100% equity interest in Encore GP, which is referred to throughout this joint proxy statement/prospectus as the “Encore Sponsor Interest Acquisition.”

On September 7, 2010, Vanguard engaged its primary outside counsel, Vinson & Elkins, to represent Vanguard in the potential Encore Sponsor Interest Acquisition. On September 8, 2010, Vanguard entered into a confidentiality agreement with Denbury related to the transaction.

For the remainder of September and the first half of October 2010, Vanguard conducted legal and business due diligence pertaining to Encore’s assets and operations. On September 22, 2010, Vanguard contacted RBC with a view to engaging RBC, and Vanguard subsequently did engage RBC, to act as its financial advisor with respect to the transaction. RBC assisted Vanguard in its diligence efforts from such point onward.

On October 14, 2010, in accordance with bid procedures put into place by Denbury in its sale process, Vanguard submitted its initial indication of interest to Denbury with respect to the potential Encore Sponsor Interest Acquisition.

On October 18, 2010, at a special meeting of the Vanguard Board, Mr. Smith and Richard Robert, the Executive Vice President and Chief Financial Officer of Vanguard, provided the board members with information related to the potential Encore Sponsor Interest Acquisition, and indicated that they expected to provide a formal presentation on the transaction to the Vanguard Board at its next scheduled meeting on October 29, 2010. Over the course of the next two weeks, Vanguard management continued to work with RBC and Vinson & Elkins to complete a due diligence review of Encore and the potential Encore Sponsor Interest Acquisition.

On October 29, 2010, at a regularly scheduled meeting of the Vanguard Board, Vanguard management provided an update on the status of discussions with Denbury. RBC then reviewed its preliminary financial analyses of the potential Encore Sponsor Interest Acquisition, as well as the effects of a potential future combination of Vanguard and Encore following completion of the Encore Sponsor Interest Acquisition. Representatives from Vinson & Elkins discussed with the Vanguard Board procedural and legal issues related to both the Encore Sponsor Interest Acquisition and a potential future combination of Vanguard and Encore, including the Vanguard Board’s fiduciary obligations with respect to the potential Encore Sponsor Interest Acquisition.

Between October 27, 2010 and November 13, 2010, Vanguard and Denbury exchanged multiple drafts of a purchase agreement and conducted a series of negotiations related to the proposed Encore Sponsor Interest Acquisition.

On November 13, 2010, at a special meeting of the Vanguard Board, the Vanguard Board approved the Encore Sponsor Interest Acquisition, for a purchase price of $380 million. Vanguard and Denbury executed the purchase agreement on November 16, 2010.

On December 21, 2010, Vanguard notified Denbury that it was exercising its right under the purchase agreement to issue 3,137,255 Vanguard common units constituting $80 million of the $380 million purchase price.

On December 31, 2010, Vanguard completed the Encore Sponsor Interest Acquisition. As a result of this acquisition, VNG acquired an approximate 45.6% limited partner interest in Encore and became the sole member of Encore GP. Because VNG is a wholly owned subsidiary of Vanguard, the closing of the Encore Sponsor Interest Acquisition resulted in Vanguard acquiring effective control over Encore as the indirect owner of Encore’s general partner.

Among other things, as the sole member of Encore GP, VNG gained the exclusive right to appoint directors to the Encore GP Board. In connection with the closing of the acquisition, VNG accepted the resignations of the Denbury-affiliated directors of Encore GP and appointed a board comprised of a majority of Vanguard employees. The Vanguard employees VNG appointed as board members of Encore GP were: Messrs. Smith and Robert; Douglas Pence, the Senior Vice President of Engineering of Vanguard; and W. Timothy Hauss, the Operations Manager of Vanguard. Messrs. Smith and Robert were also appointed President and Chief Executive Officer of Encore GP and Executive Vice President and Chief Financial Officer of Encore GP, respectively. Each of the three independent directors of Encore GP — David Baggett, John E. Jackson and Martin G. White — continued as independent directors of Encore GP following the Encore Sponsor Interest Acquisition.

Upon completion of the Encore Sponsor Interest Acquisition, Vanguard and Encore continued to operate as independent entities, pursuing opportunities and executing growth strategies in a manner consistent with their respective past practices. On December 31, 2010, the Vanguard Board established a business opportunities policy related to opportunities presented to Encore or Vanguard. The Vanguard Board later amended this policy in April of 2011. The business opportunities policy generally provides that if a business opportunity with a purchase price in excess of $25 million is presented in geographic areas in which Vanguard or Encore, respectively, operate and the other does not, the entity that operates in that area will have the first look at the opportunity and, after its conflicts committee (in the case of Encore) or its board of directors (in the case of Vanguard) determines not to pursue the opportunity, the other entity may consider the opportunity. In geographic areas in which Vanguard and Encore overlap or in areas in which neither currently operate, each entity is provided the opportunity to participate in the opportunity on a “50/50” basis. Vanguard and Encore’s acquisition of Permian basin assets in June of 2011 for a combined purchase price of $85 million was equally shared by Vanguard and Encore in accordance with this business opportunities policy.

Following the Encore Sponsor Interest Acquisition, Vanguard management continued to study the potential effects of a combination of Vanguard and Encore, and from time to time discussed with members of the Vanguard Board the possibility of a future combination of Vanguard and Encore.

In early February 2011, Messrs. Smith and Robert met with representatives from RBC to request that RBC update certain of the financial analyses it had prepared in connection with the Encore Sponsor Interest Acquisition to contemplate a potential combination of Vanguard and Encore.

In early February 2011, Mr. Smith advised the Encore GP Board that there was a possibility that a transaction involving a combination of Vanguard and Encore might be proposed. While Mr. Smith was clear that nothing was being proposed at that time, even on a preliminary basis, he suggested that the independent members of the Encore GP Board, who collectively constitute the Encore Conflicts Committee, begin considering engaging independent advisors, including independent legal counsel and financial advisors. Based on the prior experience of several members of the Encore Conflicts Committee with Bracewell & Giuliani relating to special committee assignments for other companies, and in light of Bracewell & Giuliani’s experience in representing MLPs and oil and gas companies, Bracewell & Giuliani was invited to a special meeting of the Encore Conflicts Committee on February 18, 2011. At this meeting, Bracewell & Giuliani was engaged as independent legal advisor to the Encore Conflicts Committee. After being retained, Bracewell & Giuliani reviewed with the Encore Conflicts Committee the responsibilities of members of the committee under Encore’s partnership agreement and Delaware law. In particular, Bracewell & Giuliani discussed the circumstances outlined in Encore’s partnership agreement by which a potential or apparent conflict of interest could be resolved, including the approval by a majority of the members of the Encore Conflicts Committee, referred to in the Encore partnership agreement and herein as “Special Approval.” Bracewell & Giuliani further outlined the duties and responsibilities of the Encore Conflicts Committee members with respect to determining whether Special Approval should be given in connection with a particular transaction, and in satisfying their obligations under Encore’s partnership agreement and in determining whether to provide Special Approval to any transaction with Vanguard or any alternative transaction. The Encore Conflicts Committee had previously discussed several potential financial advisors. At this point in the meeting, the Encore Conflicts Committee invited two investment banking firms separately into the meeting and interviewed each of them.

On February 24, 2011, Mr. Smith contacted Vinson & Elkins and asked Vinson & Elkins to prepare a draft proposal letter related to the potential combination of Vanguard and Encore, to be presented for consideration by the Vanguard Board at a meeting scheduled for the following day.

On February 25, 2011, at a regularly scheduled meeting of the Vanguard Board, Messrs. Smith and Robert reviewed with the Vanguard Board their views regarding the future operations of Vanguard and Encore on a stand-alone and combined basis, as well as the potential synergies and risks associated with a business combination transaction. In particular, the Vanguard Board discussed the benefits to be gained in a business combination compared to the status quo, such as benefits from the increased size and scale of the combined company from the perspective of operating reach, cash flow stability and the ability to compete for acquisitions, the benefits of expanded geographic diversification, and potential synergies associated with anticipated cost savings related to audit, tax and other public company costs, such as director fees and listing fees. The Vanguard Board also discussed the risks of a business combination compared to the status quo, such as risks of integrating the largest acquisition in Vanguard’s history, the potential transaction costs, and the potential non-monetary costs associated with extended public negotiations. Messrs. Smith and Robert also reviewed the structure set forth in a proposal letter to be delivered to the Encore Conflicts Committee. A representative of RBC attended a portion of the meeting and provided an updated relative trading analysis and an updated sensitivity analysis regarding a potential business combination transaction. The Vanguard Board discussed the procedural matters related to pursuing a combination of Vanguard and Encore, as well as potential terms of a business combination transaction. The Vanguard Board discussed the potential for conflicts of interest or perceived conflicts of interest in the negotiation of a business combination of Vanguard and Encore, and agreed that, if Vanguard were to make a proposal to Encore, the Vanguard Conflicts Committee would have the authority to negotiate on behalf of Vanguard. The Vanguard Board authorized the management team to finalize the proposal letter to Encore and, subject to market conditions and advice from RBC, make the preparations necessary to deliver a formal proposal to Encore to acquire all of the outstanding Encore common units not already owned by VNG in exchange for 0.69 Vanguard common units and $0.15 in cash per Encore common unit. Factors the Vanguard Board considered in determining the proposed consideration included the need for the consideration not to be a discount to the trading price of Encore common units based on the then-current trading prices of Encore and Vanguard common units, the desire that the transaction not be dilutive to either Vanguard or Encore on a distributable cash flow per unit basis (given a range of potential synergies), as well as strategic considerations related to potential subsequent negotiations.

On March 1, 2011, Messrs. Smith and Robert met telephonically with representatives of RBC to discuss the draft proposal letter and the potential terms of the proposal, including whether it would consist of all Vanguard common units or a combination of Vanguard common units and cash.

On March 2 and 3, 2011, Mr. Smith and representatives from Vinson & Elkins and RBC exchanged correspondence and had discussions regarding the proposed merger consideration, and the effects of including a cash component as part of the merger consideration.

From March 3 through March 8, 2011, Messrs. Smith and Robert continued to analyze the potential terms of an acquisition proposal with the assistance of RBC, and continued to revise the draft proposal letter with the assistance of Vinson & Elkins. In addition, Messrs. Smith and Robert monitored the relative trading prices of both Vanguard and Encore common units.

On March 5, 2011, the Vanguard Board held a special telephonic meeting. At such meeting, Mr. Smith updated the Vanguard Board on management’s ongoing discussions with Vanguard’s legal and financial advisors related to the terms of the proposal letter to Encore, which had been approved at the Vanguard Board meeting held on February 25, 2011. Mr. Robert also summarized for the Vanguard Board updated financial and trading analyses that had been performed by RBC with respect to the proposed combination of Encore and Vanguard. After discussion of the market conditions and transaction structure, the Vanguard Board, including the members of the Vanguard Conflicts Committee, authorized the delivery of a formal proposal to Encore to acquire all of the outstanding Encore common units not already owned by VNG in exchange for between 0.69 Vanguard common units and 0.71 Vanguard common units per Encore common unit, subject to approval of an offer letter and exchange ratio by the Vanguard Board and the Vanguard Conflicts Committee. The Vanguard Board determined this range by considering the same factors it evaluated during its February 25, 2011 meeting, with updated trading price information and taking into account the elimination of the cash component of the contemplated merger consideration.

On March 8, 2011, Messrs. Smith and Robert informed the Vanguard Board that, while they continued to believe that a combination of Vanguard and Encore was desirable, the then-current market conditions and relative trading prices of Vanguard and Encore were not conducive to completing a business combination. Messrs. Smith and Robert indicated that they would continue to monitor market conditions.

Between February 18 and March 10, 2011, the Encore Conflicts Committee members discussed which investment banking firm should be engaged in the event Vanguard were to propose a transaction. By the end of this period, the Encore Conflicts Committee members reached a consensus on Jefferies, as their choice of independent financial advisor, based on Jefferies’ broad experience with transactions of the type that the Encore Conflicts Committee believed it might be called on to consider, as well as the firm’s experience in the oil and natural gas exploration and production industry and in transactions involving related parties or conflicts of interest of a nature that might require the delivery of a fairness opinion.

On March 24, 2011, the Vanguard Board held a special telephonic meeting with Messrs. Smith and Robert. At this meeting, Messrs. Smith and Robert updated the Vanguard Board on the market conditions surrounding a potential offer. After discussions of the potential offer terms, Mr. Smith recommended that Vanguard make a formal proposal to the Encore Conflicts Committee to acquire all of the outstanding Encore common units not already owned by VNG in exchange for 0.72 Vanguard common units for each Encore common unit (the “March 24 Proposal”). The Vanguard Conflicts Committee members indicated that the Vanguard Conflicts Committee also approved and recommended the formal proposal at a 0.72 exchange ratio. Factors the Vanguard Board considered in determining the proposed exchange ratio included the need for the consideration not to be a discount to the trading price of Encore common units based on the then-current trading prices of Encore and Vanguard common units, the desire that the transaction not be dilutive to either Vanguard or Encore on a distributable cash flow per unit basis (given a range of potential synergies), as well as strategic considerations related to potential subsequent negotiations. Based upon the approval and recommendations of the Vanguard Conflicts Committee, the Vanguard Board approved the delivery of a letter to the Encore Conflicts Committee, setting forth the March 24 Proposal. In its proposal letter, Vanguard also stated that it would not entertain any proposal to sell its interests in Encore or Encore GP. The proposal letter indicated that Vanguard expected that the Encore GP Board would delegate the authority to evaluate the proposal to the Encore Conflicts Committee.

Following the completion of the Vanguard Board meeting and the close of trading on the NYSE on March 24, 2011, Mr. Smith delivered the proposal letter to John E. Jackson, the Chairman of the Encore Conflicts Committee. After the delivery of the proposal letter, Vanguard and Encore finalized a joint press release and related SEC filings regarding the proposal letter, which Vanguard and Encore filed with the SEC on March 25, 2011.

On March 25, 2011, the Encore Conflicts Committee met telephonically with representatives of Bracewell & Giuliani. Bracewell & Giuliani reviewed with the Encore Conflicts Committee draft board resolutions for the Encore GP Board that would delegate to the Encore Conflicts Committee the full power of the Encore GP Board to consider the March 24 Proposal and any other proposal for an extraordinary transaction, and discussed the need for amended and restated indemnification agreements for the Encore Conflicts Committee members, the benefits of a standstill agreement with Vanguard and other matters. The objectives of the standstill agreement were, among other things, to prevent Vanguard from directly or indirectly increasing its ownership interest in Encore, soliciting or obtaining the right to vote additional Encore common units at any meeting with respect to the March 24 Proposal or any other proposal to acquire the additional Encore common units that Vanguard did not already own, or voting on any transaction that had not been approved and recommended by the Encore Conflicts Committee. Vanguard already indirectly owned Encore GP and approximately 46.0% of the outstanding Encore common units, and the March 24 Proposal letter stated that Vanguard would not entertain a proposal to sell its interests in Encore GP or Encore. The Encore Conflicts Committee also was aware that Denbury had actively marketed its interests in Encore GP and Encore in the fall of 2010 and sold them to Vanguard, presumably the highest bidder, at a significant discount to the prices at which the Encore common units were trading in November 2010 and March 2011. The Encore Conflicts Committee therefore believed that as recently as four months earlier, no other party had been willing to pay nearly as much per unit for a significant block of Encore common units as Vanguard was offering in the March 24 Proposal. In light of these factors, the Encore Conflicts Committee believed it was unlikely that a third party would offer to acquire either Encore or the non-controlling interest in Encore held by its public unitholders and that a solicitation of alternative bids or indications of interest from third parties would be fruitless.

On March 27, 2011, Bracewell & Giuliani discussed with Vinson & Elkins the draft board resolutions, the necessity of amended and restated indemnification agreements for the Encore Conflicts Committee members and the desirability of a standstill agreement with Vanguard.

On March 29, 2011, the first of several lawsuits challenging the March 24 Proposal and related matters was filed in Texas. John O’Neal, a purported unitholder of Encore filed a putative class action complaint in the 125th Judicial District of Harris County, Texas on behalf of unitholders of Encore. Similar actions were filed on April 4, 2011 by Jerry P. Morgan and on April 5, 2011 by Herbert F. Rower in other Harris County district courts. The O’Neal, Morgan, and Rower actions were consolidated on June 5, 2011 as John O’Neal v. Encore Energy Partners, L.P., et al., Case Number 2011-19340, which is pending in the 125th Judicial District Court of Harris County. The plaintiffs in these consolidated actions are in the process of briefing opposing motions to be appointed lead plaintiff. The currently operative consolidated class action complaints in these actions all allege breaches of fiduciary duty and aiding and abetting breach of fiduciary duty claims against Encore, Encore GP, Scott W. Smith, Richard A. Robert, Douglas Pence, W. Timothy Hauss, John E. Jackson, David C. Baggett, Martin G. White, VNG, MergerCo, and Vanguard. The defendants named in the Texas lawsuits intend to defend vigorously against them.

On March 31, 2011, the Encore GP Board, by unanimous written consent, adopted resolutions delegating the full power and authority of the Encore GP Board to the Encore Conflicts Committee regarding the March 24 Proposal. In particular, the Encore Conflicts Committee was authorized to, among other things, (i) study, review, evaluate and negotiate the terms and provisions of the March 24 Proposal or any alternative to the March 24 Proposal on behalf of Encore and the Encore unaffiliated unitholders, (ii) select and retain independent legal and financial advisors, (iii) determine whether the March 24 Proposal or any alternative thereto, or none of them, is advisable and in the best interests of Encore and the Encore unaffiliated unitholders, and (iv) if appropriate, recommend to the Encore GP Board the acceptance of the March 24 Proposal or any alternative thereto. In addition, the Encore GP Board authorized and directed Encore management to assist the Encore Conflicts Committee by providing the committee and its advisors with any and all requested materials and information. Also on March 31, 2011, the Encore GP Board authorized Encore and Encore GP to enter into new indemnification agreements with each member of the Encore Conflicts Committee.

On April 1, 2011, the Encore Conflicts Committee formally engaged Jefferies to render a fairness opinion, if requested by the Encore Conflicts Committee. Following the retention of Jefferies by the Encore Conflicts Committee, Jefferies received financial and other information from Encore concerning its business and prospects.

From March 31 until April 3, 2011, members of the Encore Conflicts Committee and Bracewell & Giuliani negotiated the terms of the amended indemnification agreements with Encore GP and Vinson & Elkins and on April 4, 2011, each of the members of the Encore Conflicts Committee entered into amended and restated indemnification agreements with Encore and Encore GP, the form of which was duly filed by Encore with the SEC on April 7, 2011. Each of the other directors entered into substantially similar indemnification agreements with Encore and Encore GP on April 8, 2011, the form of which was duly filed by Encore with the SEC on April 13, 2011.

On April 5, 2011, Messrs. Smith and Robert along with representatives from Vinson & Elkins met telephonically with representatives from Jefferies and Bracewell & Giuliani to discuss diligence materials that had been requested by the legal and financial advisors to the Encore Conflicts Committee. That same day, Stephen Bushansky, a purported unitholder of Encore, filed the first complaint in the Court of Chancery of the State of Delaware, as a putative class action on behalf of the public unitholders of Encore, captioned Stephen Bushansky v. Encore Energy Partners LP, Encore Energy Partners GP LLC, Scott W. Smith, Richard A. Robert, Douglas Pence, W. Timothy Hauss, David Baggett, John E. Jackson, Martin G., White and Vanguard Natural Resources (the “Bushansky Complaint”). The Bushansky Complaint alleged, among other things, that the individual defendants had breached their fiduciary duties owed to the Encore unaffiliated unitholders and that Vanguard had aided and abetted in the alleged breaches. Following the filing of the Bushansky Complaint, on April 8, 2011, the Encore Conflicts Committee engaged Richards Layton & Finger, P.A. (“Richards Layton”) to assist with regard to matters of Delaware law and the Delaware litigation. For more information regarding these lawsuits, see “The Merger — Pending Litigation.”

On April 8, 2011, Bracewell & Giuliani distributed an initial draft confidentiality agreement to Vinson & Elkins and, after discussions, Bracewell & Giuliani distributed a draft standstill agreement to Vinson & Elkins on April 13, 2011.

On April 12, 2011, Loren Singletary, the Chairman of the Vanguard Conflicts Committee, considered and interviewed several law firms to serve as independent counsel to the Vanguard Conflicts Committee. On April 15, 2011, the Vanguard Conflicts Committee formally engaged Potter Anderson & Corroon LLP (“Potter Anderson”), based on that firm’s experience in matters of Delaware law and special committee assignments.

Over the next several weeks, Vinson & Elkins and Potter Anderson, on the one hand, and Bracewell & Giuliani and Richards Layton, on the other hand, exchanged multiple drafts of the confidentiality and standstill agreements. In the course of these negotiations, Vinson & Elkins emphasized to Bracewell & Giuliani that Vanguard would not agree to a merger agreement that required the approval of a “majority of the minority” of the Encore unitholders to effect the merger. Similarly, Vanguard would not enter into the standstill agreement unless that agreement would terminate if the Encore Conflicts Committee insisted on a “majority of the minority” requirement in a merger agreement. Vinson & Elkins and Bracewell & Giuliani received input from their respective clients on the terms of the confidentiality and standstill agreements. On April 29, 2011, Vanguard and Encore executed both a standstill agreement, which included such a termination provision, and a confidentiality agreement with respect to the March 24 Proposal. The confidentiality agreement generally required Encore and Encore GP to maintain the confidentiality of any evaluation materials related to Vanguard that Vanguard were to provide to Encore or Encore GP for their use in the evaluation of a proposed business combination. The standstill agreement generally prohibited Vanguard for a period of 120 days from acquiring additional Encore common units or other securities of Encore, amending any of Encore’s organizational documents, commencing any tender offer or proxy fight with respect to Encore, or taking other similar actions to further, to enter into or to cause Encore to enter into the proposed business combination. The standstill agreement would have terminated automatically upon entry into the merger agreement, but the merger agreement provides that the standstill agreement will remain in effect until the earlier of the effective time of the merger or termination of the merger agreement.

Following the execution of the confidentiality agreement and continuing until the date of the execution of the merger agreement, the Encore Conflicts Committee and Jefferies, in preparation for possibly delivering a fairness opinion, if requested, conducted due diligence with respect to Vanguard.

On May 2, 2011, Messrs. Smith and Robert met telephonically with representatives of Jefferies to discuss outstanding financial diligence matters. Mr. Robert subsequently provided the Jefferies representatives with management’s three- and five-year financial projections for Vanguard and Encore.

Mr. Robert met telephonically with representatives from Jefferies on both May 25, 2011 and June 6, 2011 to discuss the assumptions underlying management’s projections as well as other financial diligence matters.

On June 14, 2011, the Encore Conflicts Committee met with its advisors at Jefferies’ offices to hear Jefferies’ preliminary analysis, from a financial point of view, of the March 24 Proposal. At this meeting, in order to familiarize the Encore Conflicts Committee with the process that Jefferies was conducting to determine whether it could deliver a fairness opinion (if ultimately requested by the Encore Conflicts Committee), Jefferies reviewed with the Encore Conflicts Committee Jefferies’ preliminary valuation materials, which included overviews of both Encore and Vanguard, historical and projected distributable cash flow for Vanguard and Encore on a stand-alone and combined basis, accretion/dilution analyses with respect to Vanguard and Encore at the proposed exchange ratio, a pro forma merger analysis, other valuation metrics and selected equity analyst views of Encore. As part of the materials provided for their quarterly Encore Board meetings, the Encore Conflicts Committee members had regularly received analyst reports on Encore and were aware of the consensus views of analysts covering Encore. They took this information into account in their consideration of the March 24 Proposal. The members of the Encore Conflicts Committee then discussed their initial views with respect to the March 24 Proposal in light of Jefferies’ preliminary analysis, possible responses to Vanguard and the manner in which such responses might be conveyed. While the Encore Conflicts Committee’s initial view was that the March 24 Proposal was insufficient, the Encore Conflicts Committee determined to continue considering Jefferies’ preliminary analyses and other matters discussed during the meeting, and to continue the Encore Conflicts Committee’s discussions the next day.

On June 15, 2011, the Encore Conflicts Committee members reconvened telephonically to discuss the March 24 Proposal, the Jefferies presentation, and the potential long-term risks to the Encore unaffiliated unitholders if they continued holding their Encore common units and Encore continued to conduct its operations as it had in the past. The Encore Conflicts Committee confirmed its belief that Vanguard’s March 24 Proposal was insufficient to Encore’s public unitholders. The Encore Conflicts Committee also believed that an acquirer was unlikely to agree to an exchange ratio that appeared to be immediately dilutive to its own distributable cash flow per unit, an important metric for master limited partnerships. Based in part on their review of the Jefferies materials, including the analysis of future cash flows projected by Encore’s and Vanguard’s management team, the expected increase in Encore’s production and maintenance capital expenditures, Encore’s and Vanguard’s expected future distributable cash flow, the effect of a higher exchange ratio on accretion/dilution analysis with respect to Encore and Vanguard, and the effective price per unit proposed as compared to the effective price Vanguard paid in the Encore Sponsor Interest Acquisition, the Encore Conflicts Committee members believed that an exchange ratio of 0.75 approached the point at which the proposed merger would become dilutive to Vanguard’s distributable cash flow per unit. The Encore Conflicts Committee discussed how best to convey its views to Vanguard, and concluded that Mr. Jackson should inform Mr. Smith that the March 24 Proposal was insufficient. The Encore Conflicts Committee also authorized Mr. Jackson to suggest, if he was pushed to provide a counterproposal, that an exchange ratio of 0.75 might be acceptable.

Later on June 15, 2011, Mr. Jackson informed Mr. Smith that the proposed exchange ratio was insufficient. Mr. Smith asked what exchange ratio might be satisfactory, and Mr. Jackson suggested that the Encore Conflicts Committee believed it might be able to recommend a deal at an exchange ratio of at least 0.75 Vanguard common units for each Encore common unit, subject to confirmation by Jefferies that the exchange ratio was fair from a financial point of view, and provided that a mutually acceptable merger agreement could be reached. The respective conflicts committees and their advisors were informed of this development.

On June 16, 2011, Mr. Singletary contacted Mr. Jackson with the suggestion that conversations and negotiations should be conducted directly between them. Mr. Jackson informed Mr. Singletary of the Encore Conflicts Committee’s view of the March 24 Proposal, as presented previously to Mr. Smith, and Mr. Singletary said he would be back in touch with the Encore Conflicts Committee. Mr. Jackson updated the rest of the Encore Conflicts Committee members and representatives of Bracewell & Giuliani and Jefferies as to these developments.

On June 16, 2011, Mr. Smith requested that Vinson & Elkins begin preparing an initial draft merger agreement. Over the next week, Vinson & Elkins prepared the draft merger agreement, with input from Potter Anderson, the Vanguard Conflicts Committee and Messrs. Smith and Robert.

Also on June 16, 2011, the members of the Vanguard Conflicts Committee, Messrs. Smith and Robert and representatives of RBC met to discuss the Encore Conflicts Committee’s response to the proposed exchange ratio. After discussion of the financial impacts of the proposed exchange ratio, the Vanguard

Conflicts Committee authorized Mr. Singletary to make a counterproposal to Mr. Jackson of a 0.74 exchange ratio. The Vanguard Conflicts Committee determined to make the counterproposal of a 0.74 exchange ratio, because its members believed that a combination of Vanguard and Encore at this exchange ratio would still be accretive to Vanguard unitholders while also being attractive to the Encore Conflicts Committee. Following the conclusion of the meeting, Mr. Singletary contacted Mr. Jackson and delivered the improved Vanguard offer with an exchange ratio of 0.74 Vanguard common units for each Encore common unit held by an Encore unaffiliated unitholder. Mr. Jackson indicated that he would present the proposal to the Encore Conflicts Committee.

Mr. Jackson then updated the rest of the Encore Conflicts Committee members, Bracewell & Giuliani and Jefferies. The Encore Conflicts Committee instructed Jefferies to prepare various analyses using the new proposed exchange ratio. The requested analyses were prepared and distributed on June 21, 2011. Also on June 21, 2011, Mr. Smith contacted Mr. Baggett (in Mr. Jackson’s absence) requesting an update on the Encore Conflicts Committee’s consideration of Vanguard’s revised proposal. Mr. Baggett then called Mr. Singletary and informed him of the view of the Encore Conflicts Committee that the exchange ratio had to be increased to at least 0.75 Vanguard common units for each Encore common unit held by an Encore unaffiliated unitholder. Further, Mr. Baggett noted that the Encore Conflicts Committee’s view of a particular exchange ratio would depend upon the other terms proposed for the transaction, and accordingly, that the Encore Conflicts Committee wished to receive Vanguard’s proposed merger agreement so that the Encore Conflicts Committee could begin to evaluate the proposal in its entirety.

On June 22, 2011, Mr. Singletary tentatively indicated that Vanguard might be agreeable to an improved exchange ratio of 0.75 Vanguard common units for each Encore common unit held by an Encore unaffiliated unitholder. Both sides acknowledged that no agreement had yet been reached and recognized there were material terms left to be negotiated in a proposed merger agreement.

On June 23, 2011, the Vanguard Conflicts Committee held a telephonic meeting at which representatives of Potter Anderson were present. Representatives from RBC also were invited to attend part of the meeting. Members of the Vanguard Conflicts Committee discussed with its invited guests the responsibilities of the Vanguard Conflicts Committee in considering the proposed transaction, the process the Vanguard Conflicts Committee had engaged in to date, the rationale for the proposed exchange ratio, and the expected parameters for a transaction with Encore. Once representatives from RBC left the meeting, representatives from Potter Anderson discussed with the Vanguard Conflicts Committee the proposed merger agreement and Potter Anderson’s comments with respect to the most recent draft of the merger agreement. At the instruction of the Vanguard Conflicts Committee, Potter Anderson discussed certain revisions to the draft merger agreement with Vinson & Elkins.

On June 24, 2011, at the instruction of the Vanguard Conflicts Committee, Vinson & Elkins distributed an initial draft merger agreement to Bracewell & Giuliani, who shared such draft with the Encore Conflicts Committee and Jefferies.

Following the receipt of the initial draft merger agreement, Bracewell & Giuliani discussed with the members of the Encore Conflicts Committee substantive issues with respect thereto. On July 1, 2011, Bracewell & Giuliani circulated a revised draft of the merger agreement to Vanguard, Vinson & Elkins and Potter Anderson, reflecting among other things (i) a provision allowing the Encore Conflicts Committee to change its recommendation with respect to the merger at any time if the Encore Conflicts Committee believed not doing so would be inconsistent with its duties under the Encore partnership agreement or applicable law, (ii) the elimination of the condition to Vanguard’s obligation to close the merger that the representations and warranties of Encore be materially true, (iii) the removal of a provision affording Vanguard a termination right in the event Encore materially breached the merger agreement, (iv) heightened restrictions on Vanguard’s operations during the period between the signing of the merger agreement and the closing of the merger, (v) the elimination or narrowing of certain representations and warranties to be provided by Encore, (vi) a narrowing of the circumstances in which Encore would be obligated to pay Vanguard a termination fee, and (vii) a provision mandating quarterly distribution payments by Encore to its unitholders during the period between the signing of the merger agreement and the closing of the merger.

On July 5, 2011, Messrs. Smith and Robert, along with representatives of Vinson & Elkins, and Mr. Singletary, along with representatives of Potter Anderson, met telephonically to discuss the material issues raised by the revised draft merger agreement received on July 1. During the call, Mr. Singletary authorized Vinson & Elkins to prepare a revised merger agreement reflecting the substance of those discussions.

On July 6, 2011, Vinson & Elkins distributed a revised draft merger agreement to Bracewell & Giuliani, along with a summary of the material revisions that Vanguard and the Vanguard Conflicts Committee had included in the revised merger agreement, including (i) a condition to Vanguard’s obligation to close the merger that the representations and warranties of Encore be materially true, (ii) the elimination of any contractual obligation for Encore to pay distributions at a specified distribution level, (iii) the provision of matching rights to Vanguard in the event that Encore sought to change its recommendation or terminate the merger agreement to enter into an alternative transaction, (iv) a provision clarifying that a change in recommendation would have no impact on any prior grant of “Special Approval” by the Encore Conflicts Committee, and (v) issues related to the interim operating covenants and representations and warranties of the parties. Bracewell & Giuliani delivered to Jefferies and the Encore Conflicts Committee the revised draft merger agreement and the related issues list provided by Vinson & Elkins and discussed the open issues with members of the Encore Conflicts Committee.

On July 7, 2011, representatives of Vinson & Elkins, Potter Anderson, Bracewell & Giuliani and Richards Layton held a conference call to negotiate the remaining open points in the merger agreement, including those summarized in the issues list distributed by Vinson & Elkins the previous day. Significant issues in these negotiations included (i) the protection of the right of Encore common unitholders to receive a distribution in the event the merger closed subsequent to a regular distribution record date and before the date such distribution would otherwise become payable, (ii) the size of the termination fee payable by Encore and the circumstances under which it would be payable, (iii) the allocation of risk of Encore’s representations and warranties being untrue if Vanguard’s or Encore’s senior management had knowledge on the date of the merger agreement of the failure of the representations and warranties to be true, (iv) the circumstances under which Vanguard would be authorized to issue additional common units before completion of the merger and the number of such units permitted to be issued, and (v) the circumstances under which the Encore Conflicts Committee could change its recommendation with respect to the merger or cancel or fail to hold Encore’s special meeting of unitholders to vote to approve the merger. In considering the provisions of the proposed merger agreement, the Encore Conflicts Committee did not propose a price-protection mechanism because it viewed the relationship of the value of Encore common units to Vanguard common units as reflected in a number of different metrics as more important than the market price of the Vanguard common units on any particular day. The parties also negotiated the terms of a voting agreement, principally requiring Vanguard to vote for the merger and granting members of the Encore Conflicts Committee a proxy to vote the Encore common units held by VNG. During the course of the negotiations, Vinson & Elkins advised Bracewell & Giuliani that senior management of Encore GP and Vanguard confirmed that they believed Encore’s representations and warranties in the merger agreement were accurate, and that the covenants in the merger agreement related to Encore’s operations between the signing of the merger agreement and the closing of the merger were not unduly burdensome. After the conference call, Potter Anderson and Bracewell & Giuliani informed their respective clients of the status of the negotiations and the remaining open issues and each conflicts committee provided direction on the preferred resolution of the remaining open issues.

On July 8 and July 9, 2011, Vinson & Elkins, Potter Anderson, Bracewell & Giuliani and Richards Layton finalized the draft merger agreement, with consultation from their respective clients.

On July 9, 2011, the Vanguard Conflicts Committee held a telephonic meeting with representatives from Potter Anderson for the purpose of considering the proposed transaction at the exchange ratio of 0.75 Vanguard common units for each Encore common unit. Prior to the meeting, the Vanguard Conflicts Committee members had received copies of the proposed merger agreement and the proposed voting agreement. Potter Anderson led the Vanguard Conflicts Committee through a discussion regarding (i) the proposed transaction, (ii) the fiduciary duties of the members of the Vanguard Conflicts Committee under Vanguard’s limited liability company agreement, the Vanguard Conflicts Committee Charter and applicable Delaware law, (iii) the reason the Vanguard Conflicts Committee had been asked by the Vanguard Board to review and consider the contemplated transaction, and (iv) certain required actions of the Vanguard Conflicts

Committee under the proposed merger agreement. Members of Vanguard’s management, including Mr. Robert, Bruce McCullough, a Vanguard Board member, and Vinson & Elkins were then invited to join the meeting. Messrs. Smith and Robert discussed with the Vanguard Conflicts Committee their views of the contemplated transaction and, in particular, the anticipated benefits of the transaction to Vanguard. Mr. Smith confirmed that, as a member of Vanguard management, he was comfortable with the terms of the proposed merger and voting agreements, including the exchange ratio. Representatives from Vinson & Elkins then discussed with the Vanguard Conflicts Committee the proposed agreements and the transaction and summarized the key terms of the merger agreement. Following a discussion, Vanguard management and Vinson & Elkins left the telephonic meeting and representatives from RBC presented to the Vanguard Conflicts Committee RBC’s financial analyses with respect to the proposed exchange ratio and responded to the committee members’ questions. In anticipation of this presentation, written materials prepared by RBC for use in its presentation, as well as a draft form of RBC fairness opinion letter, were provided to members of the Vanguard Conflicts Committee prior to the meeting. At the conclusion of this discussion, and at the request of the Vanguard Conflicts Committee, representatives from RBC orally delivered RBC’s opinion, later confirmed in writing, that, subject to the assumptions made, procedures followed, matters considered and limitation on its review set forth in the opinion, the exchange ratio was fair, from a financial point of view, to Vanguard as of that date. Potter Anderson then led the Vanguard Conflicts Committee and RBC through a discussion of the merger, the new unit issuance in connection therewith, the related agreements, Vanguard’s projected financials and general views regarding the proposed transaction, and responded to questions from the committee members. The Vanguard Conflicts Committee then discussed whether it was prepared to recommend that the Vanguard Board approve the proposed merger and the merger agreement, and the transactions contemplated thereby, including in its discussion a review of the factors and considerations set forth under the heading “Recommendation of the Vanguard Conflicts Committee and the Vanguard Board and Reasons for the Merger.” Following this discussion, members of the Vanguard Conflicts Committee unanimously expressed their support for the proposed transaction.

At the conclusion of this discussion, the Vanguard Conflicts Committee unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, the voting agreement and the Vanguard common unit issuance, were fair and reasonable to, and in the best interests of, Vanguard, the Vanguard unaffiliated unitholders and, to the extent necessary or applicable, VNG (in Vanguard’s capacity as the sole member manager of VNG), (ii) approved, and recommended that the Vanguard Board approve and adopt, the merger and the transactions contemplated by the merger in all respects, and authorized and empowered in all respects Vanguard and, to the extent necessary or applicable, VNG (in Vanguard’s capacity as the sole member manager of VNG), to enter into the merger agreement and the voting agreement and to consummate the transactions contemplated by the merger (including the Vanguard common unit issuance) on the terms and subject to the conditions set forth therein, and (iii) recommended that the Vanguard unitholders approve the Vanguard common unit issuance. In addition, the Vanguard Conflicts Committee unanimously resolved that these approvals constituted “Special Approval” under the Vanguard limited liability company agreement.

Following the conclusion of the Vanguard Conflicts Committee meeting, the Vanguard Board convened a meeting on July 9, 2011. Messrs. Smith and Robert discussed with the Vanguard Board their rationale for the transaction, and RBC reviewed with the Vanguard Board the financial analyses undertaken by RBC in connection with the fairness opinion which RBC had rendered to the Vanguard Conflicts Committee earlier that day. Mr. Singletary then advised Messrs. Smith and McCullough that the Vanguard Conflicts Committee had approved the merger and the transactions contemplated thereby in a manner designed to provide “Special Approval” under the Vanguard limited liability company agreement. Mr. Singletary also outlined the Vanguard Conflicts Committee’s reasons for such approval and reiterated its recommendation that the full Vanguard Board approve the transaction. After further discussion, the Vanguard Board unanimously (i) approved, adopted and declared advisable the merger, the merger agreement and the voting agreement and the transactions contemplated by the merger agreement and the voting agreement, including the Vanguard common unit issuance, and (ii) directed that the Vanguard common unit issuance be put to a vote of the Vanguard unitholders, and recommended that the Vanguard unitholders approve the Vanguard common unit issuance.

The Encore GP limited liability company agreement contains a list of actions with respect to Encore that the Encore Board may not take without “extraordinary approval,” which is defined as the written approval of VNG, as sole member of Encore GP. One of the actions that requires extraordinary approval under the Encore GP limited liability company agreement is causing Encore to engage in a merger. As such, on July 9, 2011, VNG gave its written approval of the merger, the merger agreement and the other transaction documents, and the transactions contemplated thereby, which constituted extraordinary approval under Encore GP limited liability company agreement. While VNG granted its approval of the merger in its capacity as the sole member of Encore GP, the approval was not on behalf of Encore GP, but rather an exercise of VNG’s contractual right under the Encore GP limited liability company agreement to consent to any merger involving Encore. Accordingly, while the Encore Board and the Encore Conflicts Committee considered the interests of Encore and the public unitholders of Encore in formulating their approval and recommendation, VNG considered only its own interests in determining whether or not to consent to the merger. Vanguard, as the sole member of VNG, delivered the extraordinary approval on behalf of VNG, and such action was approved by the Vanguard Board.

On July 10, 2011 the Encore Conflicts Committee met in Bracewell & Giuliani’s Houston office. At the meeting, Jefferies reviewed its financial presentation, which had been previously delivered to the Encore Conflicts Committee, reflecting, among other things, its analysis of the merger proposal at an exchange ratio of 0.75 Vanguard common units per Encore common unit held by an Encore unaffiliated unitholder. The members of the Encore Conflicts Committee discussed the presentation and asked questions of and received answers from Jefferies. When there were no further questions for Jefferies and the discussion had concluded, at the request of the Encore Conflicts Committee, Jefferies orally delivered its opinion, subsequently confirmed in writing, that the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to the Encore unaffiliated unitholders. After delivering Jefferies’ opinion, the representatives of Jefferies left the meeting. Bracewell & Giuliani reviewed with the Encore Conflicts Committee its duties and responsibilities and briefly updated the committee on the status of pending litigation. Bracewell & Giuliani next reviewed the terms of the merger agreement, including the annexes thereto, summarized various terms and provisions of the merger agreement and reviewed the terms of the voting agreement, all of which, together with the draft resolutions noted below, had been previously provided to the Encore Conflicts Committee. The Encore Conflicts Committee members discussed the merger agreement and whether they were prepared to approve it and the transactions contemplated thereby. The Encore Conflicts Committee members also reviewed some of the specific elements of the transaction that supported its actions, which elements are included under “Recommendations of the Encore Conflicts Committee and the Encore GP Board; Reasons for the Merger.” Bracewell & Giuliani then reviewed proposed resolutions to be adopted by the Encore Conflicts Committee, including a resolution approving the merger agreement and the merger (the Encore Conflicts Committee intending that such approval constitute “Special Approval” within the meaning of Encore’s partnership agreement), a resolution determining that the merger agreement, the related agreements and the merger and the other transactions contemplated thereby were fair and reasonable to, advisable to and in the best interests of, Encore and its public unitholders, and resolutions recommending that the full Encore GP Board determine that the merger agreement and related agreements and the merger were fair and reasonable to, advisable to and in the best interests of Encore and the Encore unaffiliated unitholders and that the Encore unaffiliated unitholders vote to approve and adopt the merger agreement at a special meeting of unitholders called for such purpose. The Encore Conflicts Committee voted unanimously to adopt the resolutions discussed.

Following the meeting of the Encore Conflicts Committee, the full Encore GP Board met telephonically, and the non-committee members were advised of the Encore Conflicts Committee’s proceedings and actions, including the receipt of Jefferies’ fairness opinion. The four management members of the Encore GP Board then provided their rationale for the proposed transaction from the standpoint of the Encore unaffiliated unitholders. The full Encore GP Board then unanimously approved the merger agreement and the merger, approved the voting agreement, determined that that the merger agreement, the related agreements and the merger and the other transactions contemplated thereby were fair and reasonable to, advisable to and in the best interests of, Encore and the Encore unaffiliated unitholders, determined that approval of the merger agreement and the merger should be recommended to the Encore unaffiliated unitholders and directed that the merger agreement be submitted to a vote of Encore’s unitholders.

Later that day, the parties executed and delivered the voting agreement and the definitive merger agreement.

On July 11, 2011, Vanguard and Encore issued a joint press release announcing the merger agreement and the proposed merger.

Recommendation of the Vanguard Conflicts Committee and the Vanguard Board and Reasons for the Merger

The Vanguard Conflicts Committee.  On July 9, 2011, the Vanguard Conflicts Committee unanimously determined that the merger agreement and the transactions contemplated thereby, including the merger, the voting agreement and the Vanguard common unit issuance, were fair and reasonable to, and in the best interest of, Vanguard, the unaffiliated unitholders of Vanguard and, to the extent necessary or applicable, VNG (in Vanguard’s capacity as the sole member manager of VNG). Accordingly, the Vanguard Conflicts Committee recommended that the Vanguard Board approve the merger agreement and related documents and the merger.

The Vanguard Conflicts Committee considered many factors in making its determination and recommendation. The committee consulted with its financial and legal advisors and viewed the following factors as being generally positive or favorable in coming to its determination and related recommendations:

•	The combined company will be significantly larger than Vanguard and should have greater financial, operational and technical strengths that should enable it to consider and more effectively pursue additional types of opportunities, including acquisitions and financing alternatives.
•	That the proved oil and gas reserves of the combined company are expected to consist of approximately 63% oil and natural gas liquids reserves, as compared to 53% oil and natural gas liquids reserves for Vanguard on a stand-alone basis, an advantage in light of the better expected profit margins for oil and natural gas liquids production than natural gas production as reflected in the short-term and long-term market prices for oil versus natural gas.
•	The combined company’s increased inventory of producing properties and the Vanguard Conflicts Committee’s belief that the merger would expand Vanguard’s geographic reach and diversification into the Big Horn Basin, the Williston Basin and the Arkoma/Mid-Continent region.
•	The Vanguard Conflicts Committee’s belief that the existing Encore properties represent a high-quality asset base characterized by predictable production profiles, low decline rates, long reserve lives and relatively modest capital requirements.
•	The form of merger consideration, which consists of a fixed number of Vanguard common units, provides anticipated greater market capitalization and related liquidity for the combined company common units. In addition, a fixed exchange ratio provides certainty and protection in the event the Vanguard common unit price decreased relative to the Encore common unit price prior to the closing.
•	The merger agreement contains a closing condition that a material adverse effect with respect to Encore must not have occurred prior to the closing date.
•	The opinion the Vanguard Conflicts Committee received from RBC on July 9, 2011, together with the related financial analyses presented to the Vanguard Conflicts Committee on such date by RBC in connection therewith, with respect to the fairness from a financial point of view of such date to Vanguard of the exchange ratio provided for in the merger agreement, as more fully described under “— Opinion of the Vanguard Conflicts Committee’s Financial Advisor.”
•	The potential synergies from combining the operations of Vanguard and Encore, including decreased general and administrative expenses, based on estimates from management.
•	The merger will streamline Vanguard’s organizational structure, which reduces complexity, enhances transparency for debt and equity investors and reduces the overall cost of financing.

•	Other terms and conditions of the merger agreement, including the likelihood that the merger would be completed in a timely manner, taking into account any regulatory and other approvals required in connection with the merger.

The Vanguard Conflicts Committee considered the following factors to be generally negative or unfavorable in making its determination and recommendations:

•	That the exchange ratio is fixed and there is a possibility that the Vanguard common unit price could increase relative to the Encore common unit price prior to closing, increasing the premium available to Encore unitholders. However, the Vanguard Conflicts Committee on the whole believed that the positive attributes of a fixed exchange ratio described above, together with the closing condition that a material adverse effect with respect to Encore must not have occurred and the other positive factors described above, outweighed this potential negative attribute.
•	The risk that potential benefits sought in the merger might not be fully realized.
•	There is a risk that oil and natural gas prices will decrease significantly from the pricing assumptions used to evaluate the desirability of the merger from a financial point of view.
•	The proved and potential oil and natural gas reserves of Encore may not be as valuable or profitable as anticipated.
•	The merger may not be completed as a result of a failure to satisfy the conditions to completion of the merger.
•	There are significant risks inherent in combining and integrating two companies, including challenges associated with integrating operations, information technologies and financial reporting. In addition, successful integration of companies requires the dedication of significant management resources, which could temporarily distract management’s attention from the day-to-day businesses of the combined company.
•	Certain provisions of the merger agreement, including:
•	The provisions allowing the Encore Conflicts Committee under specified circumstances to withdraw or change its recommendation of the merger agreement and not hold the Encore special meeting, or to terminate the merger agreement, in certain cases without paying any termination fee.
•	The restrictions on Vanguard’s ability to pursue other attractive business opportunities prior to the completion of the merger.
•	That certain members of management of Vanguard and the Vanguard Board may have interests that are different from those of the Vanguard unaffiliated unitholders

The foregoing discussion of the information and factors considered by the Vanguard Conflicts Committee is not intended to be exhaustive, but includes the material factors the committee considered. In view of the variety of factors considered in connection with its evaluation of the merger, the committee did not find it practicable to, and did not, quantify or otherwise assign specific weights to the factors considered in reaching its determination and recommendation. In addition, each of the members of the committee may have given differing weights to different factors. Overall, the committee believed that the advantages of the merger outweighed the negative factors it considered.

The Vanguard Conflicts Committee also reviewed procedural factors relating to the merger, including, without limitation, the following:

•	The terms and conditions of the merger were determined through arm’s-length negotiations between the Vanguard Conflicts Committee and the Encore Conflicts Committee and their respective representatives and advisors.

•	The Vanguard Conflicts Committee retained independent financial and legal advisors with knowledge and experience with respect to public company merger and acquisition transactions, Vanguard’s and Encore’s industry generally, and Vanguard and Encore particularly, as well as substantial experience advising publicly traded limited partnerships and other companies with respect to transactions similar to the proposed transaction.
•	The opinion the Vanguard Conflicts Committee received from RBC, delivered orally at the Vanguard Conflicts Committee meeting on July 9, 2011, and subsequently confirmed in writing, that, as of such date and based upon and subject to the factors and assumptions made, procedures followed, matters considered and limits of the review undertaken by RBC set forth therein, the exchange ratio provided for in the merger agreement, is fair, from a financial point of view, to Vanguard.

The Vanguard Board.  On July 9, 2011, the Vanguard Board approved the merger, the merger agreement and the transactions contemplated thereby, including the Vanguard common unit issuance, and recommended that the holders of Vanguard common units vote in favor of the Vanguard common unit issuance. The Vanguard Board considered and relied in part upon the determinations and recommendation of the Vanguard Conflicts Committee in making its determinations and recommendation. In addition, the positive and negative factors considered by the Vanguard Conflicts Committee and discussed above under “— The Vanguard Conflicts Committee,” were also considered by the Vanguard Board.

The foregoing discussion of the information and factors considered by the Vanguard Board is not intended to be exhaustive, but includes the material factors considered by the Vanguard Board. In view of the variety of factors considered in connection with its evaluation of the merger, the Vanguard Board did not find it practicable to, and did not, quantify or otherwise assign specific weights to the factors considered in reaching its determination and recommendation. In addition, each of the members of the Vanguard Board may have given differing weights to different factors. Overall, the Vanguard Board believed that the advantages of the merger outweighed the negative factors considered.

Recommendation of the Encore Conflicts Committee and the Encore GP Board and Reasons for the Merger

The Encore Conflicts Committee.  Promptly following receipt of the initial Vanguard proposal on March 24, 2011, the members of the Encore Conflicts Committee met telephonically with representatives of Bracewell & Giuliani to consider draft board resolutions for the Encore GP Board more specifically establishing the authority of the Encore Conflicts Committee, to discuss the Vanguard proposal and related matters. See “Background of the Merger” for more information about the authority of the Encore Conflicts Committee. The Encore Conflicts Committee engaged Jefferies to render a fairness opinion and engaged Bracewell & Giuliani as its legal advisor. The Encore Conflicts Committee conducted a thorough review and evaluation of the proposal and conducted arm’s-length negotiations with the Vanguard Conflicts Committee with respect to the exchange ratio and the merger agreement. On July 10, 2011, the Encore Conflicts Committee, after considering the advice of Bracewell & Giuliani and Jefferies’ fairness opinion and related presentation, unanimously determined, among other things, that the merger agreement, the related agreements to be entered into by Encore, the merger and the other transactions contemplated thereby were fair and reasonable to, advisable to and in the best interests of, Encore and the Encore unaffiliated unitholders and approved the same. The Encore Conflicts Committee also unanimously recommended that the Encore GP Board determine that the merger agreement, the related agreements to be entered into by Encore, the merger and the other transactions contemplated thereby were fair and reasonable to, advisable to and in the best interests of, Encore and the Encore unaffiliated unitholders, and that the Encore unaffiliated unitholders vote in favor of approval of the merger agreement.

In the course of reaching the determinations and decisions, and making the recommendations, described above, the Encore Conflicts Committee discussed with Jefferies its analysis and consulted with Bracewell & Giuliani. It considered the following substantive factors and potential benefits of the merger agreement, the merger and the other transactions contemplated thereby, each of which the Encore Conflicts Committee believed were generally positive or favorable and supported its decision:

•	The opinion the Encore Conflicts Committee received from Jefferies, delivered orally at the Encore Conflicts Committee meeting on July 10, 2011, and subsequently confirmed in writing, that, based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Jefferies set forth in its opinion, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to the Encore unaffiliated unitholders, as described in Jefferies’ opinion.
•	The presentation of Jefferies on July 10, 2011 in connection with the foregoing opinion, which is described under “— Opinion of the Encore Conflicts Committee’s Financial Advisor.”
•	That in receiving Vanguard common units in the merger, the Encore unaffiliated unitholders would be provided an opportunity to participate in a combined entity that was larger than either entity on a stand-alone basis, that had a stronger balance sheet and that was capable of pursuing significantly larger and more meaningful growth opportunities than could have been pursued by Encore alone.
•	That the Encore Conflicts Committee viewed the exchange ratio as fair in light of the Encore Conflicts Committee’s perception that Encore’s business, operations, financial condition and prospects would require significant future capital expenditures, thus limiting its future capability of maintaining its level of cash distributions.
•	That the Encore Conflicts Committee viewed the merger as more favorable to the Encore unaffiliated unitholders than continuing to hold their Encore common units.
•	The belief of the Encore Conflicts Committee that the distributable cash flow represented by the Encore unaffiliated unitholders’ aggregate interest in the combined entity would be greater than the distributable cash flow represented by their present aggregate interest in Encore.
•	That the exchange ratio was fixed and therefore the value of the merger consideration payable to the Encore unaffiliated unitholders would increase in the event that the market price of Vanguard common units increased prior to the closing.
•	The merger agreement contains a closing condition that a material adverse effect with respect to Vanguard must not have occurred prior to the closing date.
•	That the merger consideration to be received by the Encore unaffiliated unitholders would be tax-free, except to the extent of any cash received for fractional units.
•	The Encore Conflicts Committee’s belief that, since the Encore Sponsor Interest Acquisition in December 2010, investors had anticipated that Vanguard would propose to acquire the remaining Encore common units, and therefore that the market price of Encore’s common units prior to Vanguard’s March 24, 2011 proposal already reflected the market’s expectation of such a transaction.
•	The potential synergies from combining the operations of Vanguard and Encore, including decreased general and administrative expenses, based on estimates from management, as well as the elimination of the administrative services fee of $2.05 per BOE that Encore currently pays to Vanguard under the administrative services agreement.
•	That although the identity of the Encore Conflicts Committee members and its advisors was publicly known, subsequent to Vanguard’s announcement of its proposal, no third party approached the Encore Conflicts Committee or its advisors proposing, expressing an interest in or making inquiries about, pursuing an alternative transaction of any type.
•	The recognition that, by virtue of the ownership of Encore GP, Vanguard controlled Encore and owned more than 45% of Encore’s common units, and it therefore was unlikely that a third party would emerge interested in acquiring Encore or the interests of the Encore unaffiliated unitholders.
•	The terms and conditions of the merger agreement, including:
•	That the merger agreement allowed Encore to continue to pay a cash distribution of up to $0.49 per common unit per quarter, the same quarterly distribution that had been declared and paid by Encore with respect to the first quarter of 2011, and the likelihood that Encore unitholders would receive one and perhaps two additional distributions before the closing of the merger.

•	The provision that any quarterly distribution up to $0.49 per Encore common unit could be declared and paid as approved by the Encore Conflicts Committee acting in good faith, and the approval of the interested directors on the Encore GP Board would be required only if the quarterly distribution would exceed $0.49 per Encore common unit.
•	The provisions allowing the Encore Conflicts Committee under specified circumstances to withdraw or change its recommendation of the merger agreement, to not hold the Encore special meeting, or to terminate the merger agreement, subject in certain cases, to the payment of a $20.0 million termination fee to Vanguard.
•	That if such a termination fee was payable by Encore, the Encore unaffiliated unitholders would effectively bear indirectly only approximately 54% of such fee because of Vanguard’s ownership of the other approximately 46% of the outstanding Encore common units.
•	The Encore Conflicts Committee’s belief that, based on the negotiations between the Encore Conflicts Committee and the Vanguard Conflicts Committee and the Jefferies presentation materials and based on the fact that no alternative proposals or inquiries from third parties had been received, the exchange ratio provided for in the merger agreement was the highest consideration that could be obtained.
•	The certainty of a fixed exchange ratio and the potential for an increased premium in the event the Vanguard common unit price increased relative to the Encore common unit price prior to closing.
•	The Encore Conflicts Committee’s belief that the trading price for Vanguard’s common units was reasonable, and that those units were not overvalued in the marketplace.
•	The efforts made by the Encore Conflicts Committee and its advisors to negotiate and execute a merger agreement favorable to Encore and the Encore unaffiliated unitholders under the circumstances, and the fact that the negotiations regarding the merger agreement were held on an arm’s-length basis.

In the course of reaching the determinations and decisions and making the recommendations described above, the Encore Conflicts Committee considered the following risks and potentially negative factors related to the merger agreement, the merger and the other transactions contemplated thereby:

•	That the exchange ratio was fixed and therefore the value of the merger consideration payable to the Encore unaffiliated unitholders would decrease in the event that the market price of Vanguard common units decreased prior to the closing. However, the Encore Conflicts Committee on the whole believed that the positive attributes of a fixed exchange ratio described above, together with the closing condition that a material adverse effect with respect to Vanguard must not have occurred and the other positive factors described above, outweighed this potential negative attribute.
•	That Encore unitholders would not be entitled to appraisal rights under the merger agreement, Encore’s partnership agreement or Delaware law.
•	That since Vanguard’s initial proposal indicated it was interested in acquiring Encore common units it did not own already and was not interested in selling its interest in Encore, the possibility that the Encore Conflicts Committee could conduct a meaningful auction for the acquisition of Encore or any interest therein was foreclosed.
•	That the Encore Conflicts Committee did not, in fact, conduct an auction process or other solicitation of interest from third parties for the acquisition of Encore or the Encore common units held by the Encore unaffiliated unitholders.
•	Despite greater distributable cash flow on a pro forma basis, if Vanguard does not increase its cash distributions per Vanguard common unit, holders of Encore common units would receive on a pro forma basis smaller cash distributions than they could be expected to receive from Encore on their existing Encore common units.

•	That because the merger agreement can be approved by holders of a majority of the outstanding Encore common units, and Vanguard already owns approximately 46% of Encore’s common units and has agreed to vote in favor of approval of the merger agreement, the affirmative vote of only a limited number of additional Encore unitholders would be needed to approve and adopt the merger agreement and approve the merger.
•	The potential for conflicts of interest of the executive officers and non-independent directors of Encore GP involved in negotiating the merger agreement.
•	The limitations in the merger agreement on the ability of the Encore Conflicts Committee to solicit third party offers.
•	The risk that the merger might not be completed in a timely manner, or that the merger might not be consummated as a result of a failure to satisfy the conditions contained in the merger agreement, including any failure to close by December 31, 2011, and that a failure to complete the merger could negatively impact the trading price of Encore’s common units.
•	The risk that potential benefits sought in the merger might not be fully realized.
•	The possibility that under the merger agreement, Encore would be required to pay a termination fee of up to $20.0 million or reimburse up to $3.0 million of Vanguard’s expenses under certain circumstances.

In the course of reaching the determinations and decisions and making the recommendations described above, the Encore Conflicts Committee also considered the following factors related to procedural safeguards that the Encore Conflicts Committee believes were and are present to insure the fairness of the merger agreement and the merger and to permit the Encore Conflicts Committee to represent the Encore unaffiliated unitholders, each of which factors the Encore Conflicts Committee believed supported its decision and provided assurance of the fairness of the merger to the Encore unaffiliated unitholders:

•	That the Encore Conflicts Committee consists solely of directors who are not officers, employees or controlling unitholders of Encore, or otherwise affiliated with Vanguard or members of its management.
•	That the compensation of the Encore Conflicts Committee members was in no way contingent on their approving the merger agreement and taking other actions described in this proxy statement/prospectus.
•	That the members of the Encore Conflicts Committee would not personally benefit from completion of the merger in a manner different from Encore’s unaffiliated unitholders.
•	That actions to be taken and decisions to be made by Encore under the merger agreement would be determined by the Encore Conflicts Committee.
•	That without the consent of at least two members of the Encore Conflicts Committee, Vanguard and its subsidiaries would not be able to eliminate the Encore Conflicts Committee, revoke or diminish its authority or remove or cause the removal of any director that is a member of the Encore Conflicts Committee.
•	That the Encore Conflicts Committee retained and was advised by Bracewell & Giuliani, its legal counsel.
•	That the Encore Conflicts Committee retained Jefferies to provide an opinion, if requested, as to the fairness, from a financial point of view, of the exchange ratio proposed by Vanguard to the Encore unaffiliated unitholders.
•	That in making its decision to retain Jefferies for the purpose described above, the Encore Conflicts Committee took into account that Jefferies’ sole relationship to Vanguard was in acting as an underwriter of its equity securities three years prior to the Encore Sponsor Interest Acquisition, and determined that this prior assignment would not impede the ability of Jefferies to render an independent fairness opinion.

•	That subsequent to Vanguard’s announcement of its proposal on March 24, 2011, no party expressed an interest in pursuing a transaction to acquire Encore or the units held by the Encore unaffiliated unitholders.
•	That the Encore Conflicts Committee received the oral opinion of Jefferies, subsequently confirmed in writing, given as of July 10, 2011, to the effect that, as of that date, and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Jefferies set forth in its opinion, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to the Encore unaffiliated unitholders.
•	That the Encore Conflicts Committee was involved in deliberations over a substantial period of time regarding the proposal.
•	That the Encore Conflicts Committee, with the assistance of its advisors, negotiated on an arm’s-length basis with the Vanguard Conflicts Committee and its advisors, and had increased the proposed exchange ratio from that originally proposed by Vanguard.
•	That the terms of the merger agreement would permit the Encore Conflicts Committee to change its recommendation of the merger if it concludes in good faith, after consultation with its outside legal and financial advisors, that the failure to make such a change in recommendation would be inconsistent with its duties under Encore’s partnership agreement or applicable law, subject to the payment of a termination fee to Vanguard in certain circumstances.
•	That if the Encore Conflicts Committee does so change its recommendation, Encore and Encore GP have agreed to, at the Encore Conflicts Committee’s request, no longer call, hold or convene the Encore special meeting, and cancel the special meeting if previously called.
•	That the Encore Conflicts Committee had ultimate authority to decide whether or not to proceed with the proposed transaction or any alternative thereto.
•	That the Encore Conflicts Committee was aware that it had no obligation to recommend any transaction.
•	That Vanguard and its subsidiaries have agreed to vote their Encore common units in favor of the merger and the merger agreement, and that the merger agreement prohibits Vanguard and its subsidiaries from disposing of any Encore common units pending the completion of the merger.
•	That the merger agreement continues the provisions of the standstill agreement, so that Vanguard may not acquire additional Encore common units.

The foregoing discussion of the information and factors considered by the Encore Conflicts Committee is not intended to be exhaustive, but includes the material factors considered by the Encore Conflicts Committee. In view of the variety of factors considered in connection with its evaluation of the merger, the Encore Conflicts Committee did not find it practicable to, and did not, quantify or otherwise assign specific weights to the factors considered in reaching its determination and recommendation. In addition, each of the members of the Encore Conflicts Committee may have given differing weights to different factors. Overall, the Encore Conflicts Committee believed that the advantages of the merger outweighed the negative factors it considered.

The Encore GP Board.  On July 10, 2011, the Encore GP Board approved the merger, the merger agreement and the transactions contemplated thereby, determined that they were fair and reasonable to, advisable to, and in the best interests of Encore and the Encore unaffiliated unitholders, and recommended that the Encore unitholders vote in favor of the merger agreement and the merger. The Encore GP Board considered and relied in part upon the determinations and recommendation of the Encore Conflicts Committee in making its determinations and recommendation. In addition, the positive and negative factors considered by the Encore Conflicts Committee and discussed above under “— The Encore Conflicts Committee,” were also considered by the Encore GP Board.

The foregoing discussion of the information and factors considered by the Encore GP Board is not intended to be exhaustive, but includes the material factors considered by the Encore GP Board. In view of the variety of factors considered in connection with its evaluation of the merger, the Encore GP Board did not find it practicable to, and did not, quantify or otherwise assign specific weights to the factors considered in reaching its determination and recommendation. In addition, each of the members of the Encore GP Board may have given differing weights to different factors. Overall, the Encore GP Board believed that the advantages of the merger outweighed the negative factors considered.

Unaudited Financial Projections of Vanguard and Encore

Neither Vanguard nor Encore routinely publishes projections as to long-term future performance or earnings. However, in connection with the proposed merger, management of Vanguard prepared projections that included future financial performance of Vanguard (including performance of Encore subsidiaries, in which Vanguard has an economic interest) with respect to 2011, 2012, 2013, 2014 and 2015, and management of Encore GP, sometimes referred to as Encore management, prepared projections that included future financial performance of Encore with respect to 2011, 2012, 2013, 2014 and 2015. The projections for years 2011, 2012 and 2013 were based on projections used for regular internal planning purposes. The projections for years 2014 and 2015 were prepared solely for purposes of this transaction.

The non-public projections for each of Vanguard and Encore were provided to RBC and Jefferies for use and consideration in their respective financial analyses and in preparation of their respective opinions to the Vanguard Conflicts Committee and the Encore Conflicts Committee. The projections were also presented to the Encore GP Board and the Vanguard Board. A summary of these projections is included below to give Vanguard and Encore unitholders access to certain non-public unaudited projections that were made available to RBC, Jefferies, the Encore Conflicts Committee, the Vanguard Conflicts Committee and the Encore GP Board and the Vanguard Board in connection with the proposed merger.

Vanguard and Encore each caution you (and any other person who reads this document) that uncertainties are inherent in projections of any kind. Additionally, the projections for years 2014 and 2015 did not include any provision for capital expenditures (other than minor repairs and other maintenance capital expenditures that do not increase production) and therefore such projections are even more inherently uncertain. None of Vanguard, Encore or any of their affiliates, advisors, officers, directors or other representatives has made or makes any representation or can give any assurance to any Encore unitholder, any Vanguard unitholder or any other person regarding the ultimate performance of Vanguard or Encore compared to the summarized information set forth below or that any projected results will be achieved.

The summary projections set forth below summarize the most recent projections prepared by management for internal use prior to the execution of the merger agreement, which projections were based on forward commodity strip prices as of June 25, 2011. The most recent projections provided to RBC and Jefferies were generated using the same model, but utilizing forward commodity strip prices as of July 7 and July 8, respectively. The inclusion of the following summary projections in this joint proxy statement/prospectus should not be regarded as an indication that Vanguard, Encore or their representatives considered or consider the projections to be a reliable or accurate prediction of future performance or events, and the summary projections set forth below should not be relied upon as such.

The accompanying projections were not prepared with a view toward public disclosure or toward compliance with GAAP, the published guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants, but, in the view of the management of Vanguard and Encore GP, were prepared on a reasonable basis, reflect the best currently available estimates and judgments, and present, to the best of Vanguard management’s and Encore GP management’s knowledge and belief, the expected course of action and the expected future financial performance of Vanguard and Encore.

Neither BDO USA, LLP, Ernst & Young LLP nor any other independent registered public accounting firm has compiled, examined or performed any procedures with respect to the projections, nor has it expressed any opinion or any other form of assurance on such information or its achievability, and assumes no responsibility for, and disclaims any association with, the projections. The BDO USA, LLP and Ernst & Young LLP reports incorporated by reference into this joint proxy statement/prospectus relate to historical financial information of Vanguard and Encore, respectively. Such reports do not extend to the projections included below and should not be read to do so.

In developing the projections, managements of each of Vanguard and Encore GP made numerous material assumptions with respect to Vanguard and Encore, as applicable, for the period from 2011 to 2013, including:

•	the prices of crude oil and natural gas, utilizing then-current forward pricing strips as of June 25, 2011, which were as follows:

Oil (price per barrel)

•	2011: $95.61
•	2012: $96.32
•	2013: $98.18
•	2014: $99.05
•	2015: $99.58

Natural Gas (price per Mcf)

•	2011: $4.29
•	2012: $4.76
•	2013: $5.07
•	2014: $5.36
•	2015: $5.69
•	PDP production consistent with estimates contained in reserve reports prepared by Vanguard’s and Encore’s independent reserve engineers;
•	the amount and timing of distributions by Vanguard and Encore, which were assumed to be as follows:
•	Vanguard: $0.570 per quarter, for each quarter from 2011-2015;
•	Encore:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2011	$0.490	$0.455	$0.455	$0.455
2012	$0.436	$0.436	$0.436	$0.436
2013	$0.438	$0.438	$0.438	$0.438
2014	$0.456	$0.456	$0.456	$0.456
2015	$0.458	$0.458	$0.458	$0.458
•	the availability and cost of capital based on the then-current credit agreements for each of Vanguard and Encore and an offering of up to 4 million Vanguard common units, as permitted under the merger agreement;
•	organic growth opportunities and the amounts and timing of related costs and potential economic returns;
•	the impact of the acquisition of Permian basin assets announced on June 22, 2011 and consummated on July 29, 2011, which on a consolidated basis was assumed to provide total net proved reserves of 5.48 million barrels of oil equivalent, of which approximately 70% are oil and natural gas liquids reserves. The projections also assumed the properties acquired are 100% proved developed and that net production attributable to the assets being acquired should be approximately 1,000 Boe/d on a consolidated basis; and
•	other general business, market and financial assumptions.

Additional assumptions were made with respect to the size, availability, timing and anticipated results of, and cash flows from, growth capital investments. During the ordinary course of each of Vanguard's and Encore's budget cycles, management of each company developed such company's projected drilling program, each of which are reflected in the projections disclosed in this section. Management used the drilling programs underlying DeGolyer and MacNaughton's year-end reserve reports for 2010 for each of Vanguard and Encore as the starting point in developing the drilling programs, but also evaluated the available inventory, ranking the inventory based on its fit within such company's overall plans and the likelihood of the inventory being developed based on current and projected market conditions. In particular, because Denbury had developed the drilling plan underlying Encore's year-end reserve report, Encore management carefully reviewed Denbury's assumptions related to drilling costs, location and timing. The result of this process was that Vanguard and Encore management elected not to budget the development of certain inventory that was included in the year-end reserve reports, such as the development of certain natural gas projects that management felt were not as economically attractive as liquids rich plays in the current pricing environment. At the same time, Vanguard and Encore management included in the drilling program certain economically attractive projects, which were not reflected in the year-end reserve reports. The projections for the period from 2014 to 2015 also include the above assumptions but did not assume any impact of capital expenditures (other than minor repairs and other maintenance capital expenditures that do not increase production). Management’s projections did not account for any transaction expenses related to the merger. All of these assumptions involve variables making them difficult to predict, and most are beyond the control of Vanguard and Encore. Although management of Vanguard and Encore GP believes that there was a reasonable basis for their projections and underlying assumptions, any assumptions for near-term projected cases remain uncertain, and the risk of inaccuracy increases with the length of the forecasted period.

Vanguard

The following table sets forth projected financial information for Vanguard for 2011, 2012, 2013, 2014 and 2015.

	2011E	2012E	2013E	2014E	2015E
	(Dollars in millions, other than production data)
Consolidated EBITDA(1)	$164.0	$152.1	$152.7	$139.8	$129.0
Distributable cash flow(2)	$109.3	$95.1	$97.3	$107.7	$103.2
Daily oil and natural gas production (Boe/d)(3)	13,607	13,988	13,914	12,749	11,327

Encore

The following table sets forth projected financial information for Encore for 2011, 2012, 2013, 2014 and 2015.

	2011E	2012E	2013E	2014E	2015E
	(Dollars in millions, other than production data)
Adjusted EBITDA	$131.2	$124.4	$125.8	$118.9	$120.9
Distributable cash flow(4)	$100.2	$86.7	$83.9	$96.8	$97.9
Daily oil and natural gas production (Boe/d)	8,515	8,731	8,749	8,101	7,341

(1)	Projected Consolidated EBITDA of Vanguard includes activity applicable to the controlling interest in Encore Energy Partners LP.
(2)	Distributable cash flow of Vanguard is defined as EBITDA less interest expense and capital expenditures (not including acquisition capital) and includes activity applicable to the controlling interest of Encore Energy Partners LP.
(3)	Production includes Vanguard and Encore on a 100% consolidated basis.
(4)	Distributable cash flow of Encore is defined as EBITDA less interest expense and capital expenditures (not including acquisition capital).

None of Consolidated EBITDA, Adjusted EBITDA or distributable cash flow is a financial measure prepared in accordance with GAAP and none of these measures should be considered a substitute for net income (loss) or cash flow data prepared in accordance with GAAP.

NEITHER VANGUARD NOR ENCORE INTENDS TO UPDATE OR OTHERWISE REVISE THE ABOVE PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IF ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH PROJECTIONS ARE NO LONGER APPROPRIATE.

Opinion of the Vanguard Conflicts Committee’s Financial Advisor

On October 28, 2010, Vanguard retained RBC pursuant to the terms of a letter agreement, which we refer to as the RBC engagement letter, to provide certain investment banking and financial advisory services in connection with Vanguard’s acquisition from Denbury of Denbury’s interests in Encore and Encore GP, and, in connection with any potential subsequent transaction in which interests in Encore not owned by Denbury are acquired by Vanguard, to render an opinion, if appropriate, as to the fairness, from a financial point of view, to Vanguard of the consideration to be paid by Vanguard in such subsequent transaction. Pursuant to the RBC engagement letter, RBC was requested by the Vanguard Conflicts Committee to evaluate the fairness, from a financial point of view, to Vanguard of the exchange ratio provided for in the merger agreement. On July 9, 2011, representatives of RBC delivered RBC’s oral opinion, subsequently confirmed in writing, to the Vanguard Conflicts Committee to the effect that, as of such date and based upon and subject to the factors and assumptions made, procedures followed, matters considered and limits of the review undertaken by RBC set forth therein, the exchange ratio provided for in the merger agreement was fair, from a financial point of view, to Vanguard.

The full text of RBC’s written opinion, dated July 9, 2011, sets forth, among other things, the factors and assumptions made, procedures followed, matters considered, and limits of the review undertaken by RBC in connection with the opinion, a copy of which is attached as Annex B to this joint proxy statement/prospectus. RBC provided its opinion for the information and assistance of the Vanguard Conflicts Committee, in its capacity as such, in connection with the merger. All advice and opinions (written and oral) rendered by RBC were intended for the use and benefit of the Vanguard Conflicts Committee, provided that with RBC’s consent, a copy of RBC’s opinion was also provided to and relied upon by the Vanguard Board, in its capacity as such, in connection with the Vanguard Board’s consideration of the proposed merger. RBC’s opinion was not a recommendation to any unitholder of Vanguard as to how such unitholder should vote or act with respect to the merger or any other matter. Furthermore, RBC’s opinion did not address the merits of the underlying decision by any party to engage in the merger or the relative merits of the merger compared to any alternative business strategy or transaction in which Encore GP and Encore might engage. Vanguard unitholders are urged to read RBC’s opinion in its entirety. The Vanguard Conflicts Committee does not currently plan to obtain any further update to the RBC fairness opinion.

For the purposes of rendering its opinion, RBC undertook such review and inquiries as it deemed necessary or appropriate under the circumstances, including the following:

•	RBC reviewed the financial terms of a draft of the merger agreement dated July 8, 2011;
•	RBC reviewed and analyzed certain publicly available financial and other data with respect to Vanguard and Encore and certain other relevant historical operating data relating to Vanguard and Encore made available to RBC from published sources and from the internal records of Vanguard and Encore, respectively;
•	RBC reviewed financial projections and forecasts of Vanguard, Encore and the combined post-merger company prepared by Vanguard’s management and Encore GP;
•	RBC conducted discussions with members of the senior management of Vanguard and representatives of Encore GP with respect to the business prospects and financial outlook of Vanguard and Encore as standalone entities as well as the strategic rationale and potential benefits of the merger;
•	RBC reviewed Wall Street research estimates regarding the potential future performance of Vanguard and Encore as standalone entities;
•	RBC reviewed the reported prices and trading activity for Vanguard common units and Encore common units; and
•	RBC performed other studies and analyses as it deemed appropriate.

In arriving at its opinion, RBC employed several analytical methodologies and no one method of analysis should be regarded as critical to the overall conclusion that RBC reached. Each analytical technique has inherent strengths and weaknesses and the nature of the available information may further affect the value of particular techniques. RBC’s overall conclusions were based on all of the analyses and factors presented, taken as a whole, and also on application of RBC’s own experience and judgment. Such conclusions may have involved significant elements of subjective judgment and qualitative analysis. RBC therefore gave no opinion as to the value or merit standing alone of any one or more parts of the analyses.

In rendering its opinion, RBC assumed and relied upon the accuracy and completeness of all of the information that was publicly available to it and all of the financial, legal, tax, operating and other information provided to or discussed with it by Vanguard and Encore GP (including, without limitation, the financial statements and related notes thereto of each of Vanguard and Encore, respectively), and did not assume responsibility for independently verifying and did not independently verify such information. RBC assumed that all projections and forecasts provided by Vanguard and Encore GP, as the case may be (including forecasts provided by Vanguard with respect to certain cost and revenue synergies expected to be realized by the merger) were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the future financial performance of Vanguard or Encore (as the case may be), respectively, as standalone entities (or, in the case of the projected synergies, as a combined company). RBC expressed no opinion as to such projections and forecasts or the assumptions upon which they were based.

In rendering its opinion, RBC did not assume any responsibility to perform, and did not perform, an independent evaluation or appraisal of any of the assets or liabilities of Vanguard or Encore, and RBC was not furnished with any such valuations or appraisals. RBC did not assume any obligation to conduct, and did not conduct, any physical inspection of the property or facilities of Vanguard or Encore. RBC did not investigate, and made no assumption regarding, any litigation or other claims affecting Vanguard or Encore.

RBC assumed, in all respects material to its analysis, that all conditions to the consummation of the merger would be satisfied without waiver thereof. RBC further assumed that the executed version of the merger agreement would not differ, in any respect material to RBC’s opinion, from the draft reviewed by RBC and that the respective representations and warranties of the parties made therein were true and correct in all respects material to RBC’s opinion.

RBC’s opinion speaks only as of July 9, 2011, is based on the conditions as they existed and information which RBC was supplied as of that date, and is without regard to any market, economic, financial, legal, or other circumstance or event of any kind or nature which may exist or occur after that date. RBC has not undertaken to reaffirm or revise its opinion or otherwise comment upon events occurring after July 9, 2011 and does not have an obligation to update, revise or reaffirm its opinion. RBC’s opinion did not express any opinion as to the prices at which Vanguard common units or Encore common units had traded or would trade following the announcement of the merger or the prices at which Vanguard common units will trade following the consummation of the merger.

RBC’s opinion addressed solely the fairness of the exchange ratio of 0.75 Vanguard common units for each outstanding Encore common unit provided for in the merger agreement, from a financial point of view, to Vanguard. RBC’s opinion did not in any way address other terms or arrangements of the merger or the merger agreement, including, without limitation, the financial or other terms of any other agreement contemplated by, or entered into in connection with, the merger agreement. Further, in rendering its opinion, RBC expressed no opinion about the fairness of the amount or nature of the compensation (if any) to any of Vanguard’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the unitholders of Encore.

Issuance of RBC’s opinion was approved by RBC’s Fairness Opinion Committee.

Set forth below is a summary of the material financial analyses performed by RBC in connection with its opinion and reviewed with the Vanguard Conflicts Committee at its meeting on July 9, 2011. The following summary, however, does not purport to be a complete description of the financial analyses performed by RBC. The order of analyses described does not represent relative importance or weight given to those analyses by

RBC. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of RBC’s financial analyses.

Net Asset Value (NAV) Analysis

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{para;0;10}RBC performed an illustrative Net Asset Value analysis of each of Vanguard and Encore. RBC calculated the present value of the future cash flows that each of Vanguard and Encore could be expected to generate from their existing bases of (i) estimated proved, developed producing reserves, which we refer to as PDP reserves, (ii) estimated proved, developed non-producing reserves, which we refer to as PDNP reserves, and (iii) estimated proved undeveloped reserves, which we refer to as PUD reserves, in each case as of December 31, 2010, as provided by the management of Vanguard and Encore GP. RBC's analysis of Vanguard was based on its pro rata ownership of Encore. Vanguard had total proved reserves of 53.0 MMBoe consisting of 38.3 MMBoe in proved developed, 1.7 MMBoe proved developed non-producing and 13.0 MMBoe proved undeveloped on an unrisked basis. RBC's analysis of Encore was based on its public float value (i.e., 53.3% of Encore not owned or controlled by Vanguard). Encore had total proved reserves of 24.3 MMBoe consisting of 20.5 MMBoe in proved developed, 0.7 MMBoe proved developed non-producing and 3.2 MMBoe proved undeveloped on an unrisked basis. The figures are pro forma for (i) the $85 million joint Permian Basin acquisition announced on June 22, 2011 and (ii) drilling plans determined after the December 31, 2010 SEC reserve report, which are more fully described under “ — Unaudited Financial Projections of Vanguard and Encore.” RBC estimated Net Asset Value by adding (i) the present value of the cash flows generated by the PDP, PDNP and PUD reserves multiplied by probability weightings of 100%, 75% and 50%, respectively, to reflect the relative certainty of the individual reserve categories, plus (ii) the present value (expressed as a negative number, as appropriate) of existing hedges, plus (iii) changes in working capital (expressed as a negative number, as appropriate), plus (iv) the book value or estimated market value of other assets (including pipeline assets), less (v) other corporate adjustments including net debt (total debt less cash). RBC discounted Vanguard’s cash flows with a range of discount rates from 7.83% to 9.83%, based on RBC’s estimate of Vanguard’s weighted average cost of capital of 8.83%. RBC discounted Encore’s cash flows with a range of discount rates from 6.56% to 8.56%, based on RBC’s estimate of Encore’s weighted average cost of capital of 7.56%. For each of Vanguard and Encore, RBC derived the cash flows using commodity prices based on the NYMEX forward strip as of July 7, 2011, which we refer to as Strip Pricing, and Wall Street Research Consensus, which we refer to as Consensus Pricing, as set forth on Bloomberg. Using Vanguard's weighted average cost of capital resulted in reserves valued at $1,039.9 million and $1,022.7 million on a risked basis under the Strip Pricing and Consensus Pricing scenarios, respectively. Vanguard's reserve value was adjusted for the hedge value (negative $19.1 million and negative $6.5 million under the Strip Pricing and Consensus Pricing scenarios, respectively), working capital (positive $4.2 million) and pipeline value (positive $0.2 million) and then reduced by $517.2 million in net debt. Vanguard's resulting Net Asset Value was $508.0 million and $503.5 million on a risked basis under the Strip Pricing and Consensus Pricing scenarios, respectively. Using Encore's weighted average cost of capital resulted in reserves valued at $562.2 million and $552.8 million on a risked basis under the Strip Pricing and Consensus Pricing scenarios, respectively. Encore's reserve value was adjusted for the hedge value (negative $25.3 million and negative $16.8 million under the Strip Pricing and Consensus Pricing scenarios, respectively), working capital (negative $0.5 million) and pipeline value (positive $0.2 million) and then reduced by $140.3 million in net debt. Encore's resulting Net Asset Value was $396.4 million and $395.5 million on a risked basis under the Strip Pricing and Consensus Pricing scenarios, respectively. Under each pricing scenario and over the ranges of discount rates, RBC calculated and examined the ratios of Vanguard’s net asset value per common unit to Encore’s net asset value per common unit. Assuming Strip Pricing, the range of ratios ranged from 0.935 to 0.996. Assuming Consensus Pricing, the range of ratios ranged from 0.941 to 1.003. RBC noted that the exchange ratio provided for in the merger agreement fell below each such range. RBC excluded the administrative services fee to be paid by Encore to Encore GP in calculating Vanguard’s and Encore’s net asset values.

Peer Group Trading Statistics Analysis

RBC reviewed and compared certain financial, operating and stock market information of Vanguard and Encore to corresponding information of the following six publicly traded oil and gas limited liability companies or limited partnerships, which we refer to as the Peer Group:

•	Linn Energy, LLC
•	Legacy Reserves L.P.
•	BreitBurn Energy Partners L.P.
•	Pioneer Southwest Energy Partners L.P.
•	QR Energy, L.P.
•	EV Energy Partners, L.P.

The Peer Group comprises, other than Vanguard and Encore, all publicly traded oil and gas limited liability companies and limited partnerships other than Constellation Energy Partners, which RBC excluded from its analysis because of both its recent financial distress and its suspension of its regular quarterly distribution. RBC selected publicly traded oil and gas limited liability companies and limited partnerships as the Peer Group for several reasons. First, such companies have asset bases that do not require a high degree of exploration activity to sustain current cash flow levels and rely on lower-risk infill drilling and the acquisition of mature producing properties to sustain cash flow. Second, such companies require lower amounts of development capital expenditures compared to the broader universe of exploration and production companies. Third, publicly traded oil and gas limited liability companies and limited partnerships distribute out a significant portion of their cash flow to their equity investors on a quarterly basis, which results in these oil and gas limited liability companies and limited partnerships being viewed as yield oriented equity investments.

For Vanguard and Encore and each of the Peer Group, RBC examined select trading and operational multiples, including:

•	Current unit price as of July 8, 2011 over estimated 2011 and 2012 distributable cash flow per unit
•	Enterprise value over estimated 2011 and 2012 earnings before interest, taxes, depreciation and amortization and, if applicable, exploration expense (“EBITDA”)
•	Enterprise value over current and estimated 2011 oil and gas daily production (calculated on a barrel of oil equivalent basis using a 6:1 oil to gas conversion factor)
•	Enterprise value over proved oil and gas reserves (calculated on a barrel of oil equivalent basis using a 6:1 oil to gas conversion factor)

RBC then calculated ranges of exchange ratios implied by the Peer Group’s selected trading and operational multiples by (i) dividing (a) Encore’s implied per unit value found by multiplying Encore’s respective trading or operating metric by the lowest Peer Group multiple by (b) Vanguard’s implied per unit value found by multiplying Vanguard’s respective trading or operating metric by the highest Peer Group multiple and (ii) dividing (a) Encore’s implied per unit value found by multiplying Encore’s respective trading or operating metric by the highest Peer Group multiple by (b) Vanguard’s implied per unit value found by multiplying Vanguard’s respective trading or operating metric by the lowest Peer Group multiple. RBC noted that the exchange ratio provided for in the merger agreement fell within each such range. These ranges are summarized below:

Multiple	Peer Range	Range of Implied Exchange Ratios(2)
2011E Distributable Cash Flow	8.9x – 15.1x	0.356x – 1.039x
2012E Distributable Cash Flow	8.1x – 13.8x	0.344x – 1.013x
2011E EBITDA	7.7x – 11.9x	0.357x – 1.201x
2012E EBITDA	6.9x – 10.9x	0.343x – 1.324x
Current Daily Production(1)	$131,855 – $172,042	0.586x – 1.256x
2011E Daily Production(1)	$130,799 – $161,298	0.591x – 1.090x
Current Reserves(1) (3)	$18.40 – $28.50	0.381x – 1.486x

1)	Range calculated excluding the high and low multiples from the Peer Group

2)	Low and high of exchange ratio range reflects the ENP low multiple applied against the VNR high multiple and vice versa.
3)	Excludes high and low multiples from Peer Group.

General

The foregoing summary describes all of the analyses and factors that RBC deemed material in its presentation to the Vanguard Conflicts Committee, but it is not a comprehensive description of all analyses performed or factors considered by RBC in connection with preparing its opinion. The preparation of a fairness opinion is a complex process involving the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description.

RBC believes that its analyses must be considered as a whole and that considering any portion of such analyses and of the factors considered without considering all of such analyses and factors could create a misleading view of the process underlying the opinion. In arriving at its fairness determination, RBC did not assign specific weights to any particular analyses.

In conducting its analyses and arriving at its opinion, RBC used a variety of generally accepted valuation methods. The analyses were prepared for the purpose of enabling RBC to provide its opinion to the Vanguard Conflicts Committee as to the fairness, from a financial point of view, of the exchange ratio of 0.75 Vanguard common units for each outstanding Encore common unit provided for in the merger agreement, and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. In connection with its analyses, RBC made, and was provided by Vanguard’s and Encore GP’s management with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBC, Vanguard or Encore GP. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of Vanguard, Encore GP or their advisors, none of Vanguard, Encore GP, RBC or any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

The terms of the merger were approved by the Vanguard Conflicts Committee and the Vanguard Board. The decision to enter into the merger, the agreements in connection therewith and the transactions contemplated thereby was solely that of the Vanguard Board upon the recommendation and approval by the Vanguard Conflicts Committee. As described above, the opinion and presentation of RBC to the Vanguard Conflicts Committee were only one of a number of factors taken into consideration by the Vanguard Conflicts Committee and the Vanguard Board in their consideration of the merger, and the transactions contemplated thereby. RBC did not recommend any specific amount of consideration or exchange ratio to Vanguard, the Vanguard Conflicts Committee or the Vanguard Board, or that any specific exchange ratio or amount or type of consideration constituted the only appropriate consideration for the merger.

Vanguard selected RBC to provide the opinion based on RBC’s qualifications, expertise, reputation and experience in mergers and acquisitions. RBC is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, and valuations for corporate and other purposes. Pursuant to the RBC engagement letter, RBC earned a fee of $750,000 for rendering its opinion, which fee was payable upon delivery by RBC of its opinion and is not contingent upon the consummation of the merger. Pursuant to the RBC engagement letter, RBC also received a fee of $3,250,000 from Vanguard in 2010 in connection with Vanguard’s acquisition from Denbury of Denbury’s interest in Encore and Encore GP. In addition, Vanguard agreed to indemnify RBC and certain related persons against certain liabilities related to or arising out of any matter contemplated by the RBC engagement letter, RBC’s opinion or otherwise in connection with services provided with respect to the Denbury transaction and the proposed acquisition of Encore by Vanguard. Vanguard further agreed to reimburse RBC for expenses incurred in connection with services provided under the RBC engagement letter. RBC or its affiliates have also acted as joint bookrunner for four different securities offerings by Vanguard in 2009 and 2010, conducted commodity hedging activities for Vanguard and is a participant lender in

Vanguard’s current revolving credit facility, for which RBC or its affiliates receive customary fees. Furthermore, RBC or its affiliates acted as co-manager of Encore’s initial public offering in 2007 and acted as joint bookrunner for two other securities offerings by Encore in 2009, conducted commodity hedging activities for Encore, is a participant lender in Encore’s current revolving credit facility, and acted as co-manager for a debt offering in 2009 by Encore Acquisition Company, an affiliate of Encore, for which RBC or its affiliates received customary fees.

In the ordinary course of business, RBC may act as a market maker and broker in the publicly traded securities of Vanguard and/or Encore and/or their respective affiliates and receive customary compensation, and may also actively trade securities of Vanguard and/or Encore and/or their respective affiliates for its own account and the accounts of its customers. Accordingly, RBC and its affiliates may hold a long or short position in such securities.

Opinion of the Encore Conflicts Committee’s Financial Advisor

In connection with Vanguard’s merger proposal to Encore, the Encore Conflicts Committee retained Jefferies to render an opinion, if requested, as to the fairness from a financial point of view of the exchange ratio proposed by Vanguard to the Encore unaffiliated unitholders. At the Encore Conflicts Committee’s meeting on July 10, 2011, Jefferies rendered its oral opinion (subsequently confirmed in writing) to the effect that, as of that date, and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Jefferies set forth in its opinion, the exchange ratio set forth in the merger agreement was fair, from a financial point of view, to the Encore unaffiliated unitholders.

The full text of Jefferies’ written opinion, dated as of July 10, 2011, is attached to this joint proxy statement/prospectus as Annex C. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Jefferies in rendering its opinion. Encore encourages its common unitholders to read the opinion carefully and in its entirety. Jefferies’ opinion is directed to the Encore Conflicts Committee and addresses only the fairness, from a financial point of view and as of the date of the opinion, of the exchange ratio to the Encore unaffiliated unitholders. It does not address any other aspects of the merger and does not constitute a recommendation as to how any Encore common unitholder should vote on the merger or any matter related thereto. The summary of the opinion of Jefferies set forth below is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Jefferies, among other things:

•	reviewed a draft of the merger agreement dated July 9, 2011;
•	reviewed certain publicly available financial and other information about Encore and Vanguard;
•	reviewed certain information regarding Encore and Vanguard furnished to Jefferies by the management of Encore and Vanguard (the management of Encore is the same as the management of Vanguard), including financial forecasts and analyses relating to the business, operations and prospects of Encore and Vanguard;
•	held discussions with members of senior management of Encore and Vanguard concerning the matters described in the second and third bullet points listed above;
•	reviewed the unit trading price history and valuation multiples for the Encore common units and the Vanguard common units and compared them with those of certain publicly traded companies that Jefferies deemed relevant;
•	compared the proposed financial terms of the merger with the financial terms of certain other transactions that Jefferies deemed relevant;
•	reviewed certain proved oil and gas reserve data as of December 31, 2010 for Encore and Vanguard furnished to Jefferies by Encore and Vanguard;
•	considered the potential pro forma impact of the merger; and
•	conducted such other financial studies, analyses and investigations as Jefferies deemed appropriate.

In Jefferies’ review and analysis and in rendering its opinion, Jefferies assumed and relied upon, but has not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by Encore and Vanguard or that was publicly available to Jefferies (including, without limitation, the information described above), or that was otherwise reviewed by Jefferies. Jefferies relied on assurances of the management of Encore and Vanguard that it was not aware of any facts or circumstances that would make such information inaccurate or misleading. In its review, Jefferies did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did Jefferies conduct a physical inspection of any of the properties or facilities of, Encore or Vanguard. Furthermore, Jefferies was not furnished with any such evaluations or appraisals of such physical inspections, nor did Jefferies assume any responsibility to obtain any such evaluations or appraisals.

With respect to the financial forecasts provided to and examined by it, Jefferies’ opinion noted that projecting future results of any company is inherently subject to uncertainty. Encore and Vanguard informed Jefferies, however, and Jefferies assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Encore and Vanguard as to the future financial performance of Encore and Vanguard. Jefferies expressed no opinion as to the financial forecasts provided to Jefferies by Encore and Vanguard or the assumptions on which they are made.

Jefferies’ opinion was based on economic, monetary, regulatory, market and other conditions that were existing and could be evaluated, as of the date of the opinion. Jefferies has not undertaken to reaffirm or revise its opinion or otherwise comment upon events occurring after the date of its opinion and expressly disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting Jefferies’ opinion of which Jefferies became aware after the date of its opinion.

In rendering its opinion, Jefferies made no independent investigation of any legal or accounting matters affecting Encore or Vanguard, and Jefferies assumed the correctness in all respects material to its analysis of all legal and accounting advice given to Encore, the Encore Conflicts Committee and the Encore GP Board, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the merger agreement to Encore and its unitholders. In addition, in preparing its opinion, Jefferies did not take into account any tax consequences of the transaction to any holder of Encore common units. Encore advised Jefferies that the merger is expected to qualify as a tax-free reorganization for federal income tax purposes, and Jefferies assumed such qualification for purposes of its opinion. Jefferies also assumed that the final form of the merger agreement would be substantially similar to the last draft reviewed by Jefferies. Furthermore, Jefferies assumed that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Encore, Vanguard or the contemplated benefits of the merger.

In addition, Jefferies was not requested to and did not provide advice concerning the structure, the determination of the specific exchange ratio, or any other aspects of the merger. Jefferies was not requested to provide services other than the delivery of its opinion (as well as related due diligence and presentations to the Encore Conflicts Committee), and did not provide any services other than those opinion-related services. The Encore Conflicts Committee does not currently plan to obtain any further update of the Jefferies fairness opinion. Jefferies was not authorized to, and did not, solicit any expressions of interest from any other parties with respect to the sale of all or any part of Encore or any other alternative transaction. Jefferies did not participate in negotiations with respect to the terms of the merger and related transactions. Consequently, in delivering its opinion, Jefferies assumed that such terms are the most beneficial terms from the perspective of Encore’s unitholders other than Vanguard and its affiliates that could, under the circumstances, be negotiated among the parties to such transactions. Furthermore, Jefferies expressed no opinion whether any alternative transaction might result in consideration more favorable to the Encore common unitholders (other than Vanguard and its affiliates) than that contemplated by the merger agreement.

Jefferies’ opinion was for the use and benefit of the Encore Conflicts Committee in its consideration of the merger, and its opinion did not address the relative merits of the transactions contemplated by the merger agreement, as compared to any alternative transaction or opportunity that might be available to Encore.

Furthermore, Jefferies’ opinion did not address the underlying business decision by Encore to engage in the merger or the terms of the merger agreement or the documents referred to in the merger agreement. Jefferies’ opinion did not constitute a recommendation as to how any holder of Encore common units should vote on the merger or any matter related to the merger. In addition, Encore did not ask Jefferies to address, and Jefferies’ opinion did not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of Encore, except for the Encore common unitholders other than Vanguard and its affiliates. Jefferies expressed no opinion as to the price at which Encore common units or Vanguard common units would trade at any time. Furthermore, Jefferies did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable or to be received by any of Encore’s officers, directors or employees, or any class of such persons, in connection with the merger, whether relative to the exchange ratio or otherwise. Jefferies’ opinion has been authorized by the Fairness Committee of Jefferies & Company, Inc.

Jefferies has been engaged by the Encore Conflicts Committee to provide a fairness opinion in connection with the merger and is entitled to receive a fee for its services of $1.0 million in the aggregate, $250,000 of which was paid in connection with the execution of its engagement letter with the Encore Conflicts Committee and the remaining $750,000 of which became payable upon delivery of its opinion. Jefferies also will be reimbursed for expenses incurred. Encore has agreed to indemnify Jefferies against liabilities arising out of or in connection with the services rendered, and to be rendered, by Jefferies under its engagement. Jefferies has, in the past, provided financial advisory and financing services to Vanguard and has received fees for rendering such services. In the ordinary course of its business, Jefferies and its affiliates may trade or hold securities of Encore or Vanguard and/or their respective affiliates for their own account and for the accounts of Jefferies’ customers. Accordingly, Jefferies and its affiliates may at any time hold long or short positions in those securities. In addition, Jefferies may seek to, in the future, provide financial advisory and financing services to Encore, Vanguard or entities that are affiliated with Encore or Vanguard, for which Jefferies would expect to receive compensation. Except as otherwise expressly provided in its engagement letter with the Encore Conflicts Committee and the Encore GP Board, Jefferies’ opinion may not be used or referred to by Encore, or quoted or disclosed to any person in any matter, without Jefferies’ prior written consent. Jefferies has consented in writing to the disclosures in this proxy statement/prospectus regarding the Jefferies opinion.

In preparing its opinion, Jefferies performed a variety of financial and comparative analyses. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analysis and the applications of those methods to the particular circumstances and, therefore, is not necessarily susceptible to partial analysis or summary description. Jefferies believes that its analyses must be considered as a whole. Considering any portion of Jefferies’ analyses or the factors considered by Jefferies, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the conclusion expressed in Jefferies’ opinion. In addition, Jefferies may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described below should not be taken to be Jefferies’ view of Encore’s or Vanguard’s actual value. Accordingly, the conclusions reached by Jefferies are based on all analyses and factors taken as a whole and also on the application of Jefferies’ own experience and judgment.

In performing its analyses, Jefferies made assumptions with respect to industry performance, general business, economic, monetary, regulatory, market and other conditions and other matters, many of which are beyond Encore’s and Jefferies’ control. The analyses performed by Jefferies are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the per unit value of Encore common units do not purport to be appraisals or to reflect the prices at which Encore common units may actually be sold. The analyses performed were prepared solely as part of Jefferies’ analysis of the fairness, from a financial point of view, of the exchange ratio pursuant to the merger agreement to the Encore unaffiliated unitholders, and were provided to the Encore Conflicts Committee in connection with the delivery of Jefferies’ opinion.

The following is a summary of the material financial and comparative analyses performed by Jefferies in connection with Jefferies’ delivery of its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Jefferies’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Jefferies’ financial analyses.

Transaction Overview

Based upon the proposed exchange ratio of 0.75 and the closing price per unit of Vanguard common units of $29.25 on the NYSE on July 8, 2011, Jefferies noted that the implied value of the merger consideration pursuant to the merger agreement was approximately $21.94 per Encore common unit (calculated by multiplying the $29.25 closing price by the 0.75 exchange ratio), which is referred to as the “Implied Merger Consideration Value.” On June 22, 2011, Vanguard and Encore announced that they were jointly acquiring oil and gas interests in the Permian Basin for $85.0 million, subject to customary adjustments to reflect an economic effective date of May 1, 2011, with Vanguard acquiring 50% of the assets and Encore acquiring the remaining 50% (the “Permian Basin acquisition”). Based on projections from the management of both Encore and Vanguard, Jefferies assumed that, as permitted by the merger agreement, Vanguard will issue 4,000,000 Vanguard common units with an aggregate value of approximately $117 million. The Permian Basin acquisition was consummated on July 29, 2011. Except with respect to calculations of LTM EBITDA for Encore, the operating and financial figures for Encore and Vanguard used by Jefferies in its analysis have been adjusted to give pro forma effect to the Permian Basin acquisition. Because LTM EBITDA for Encore was calculated as of March 31, 2011, and, therefore all periods included in the calculation were prior to the Permian Basin acquisition, Jefferies did not believe it was appropriate to adjust that calculation to give pro forma effect to the Permian Basin acquisition. The proved oil and gas reserve data for Vanguard and Encore that was provided by management to Jefferies was the reserve data included in the reserve reports prepared by Encore’s and Vanguard’s independent petroleum engineers.

Encore Analysis

Comparative Public Companies Analysis

Using publicly available information, financial forecasts and other information provided by Encore’s management to Jefferies, Jefferies analyzed the trading multiples and total enterprise values (“TEV”) of Encore and the corresponding trading multiples and TEVs of the following publicly traded exploration and production master limited partnerships, in each case as of July 8, 2011, with similar assets, operating and financial characteristics and growth prospects, which are referred to as the “Comparative Public Companies.” With the exception of Constellation Energy Partners, LLC, which was excluded from the Comparative Public Company list because that company suspended distributions in 2009 and its assets, operating and financial characteristics and growth prospects are not similar to the other Comparative Public Companies, the Comparative Public Companies selected by Jefferies represent, based on the databases utilized by Jefferies for the analysis, all of the publicly-traded U.S. exploration and production master limited partnerships (or limited liability companies with the same pass-through treatment for U.S. federal income tax purposes). The Comparative Public Companies were:

•	BreitBurn Energy Partners L.P.;
•	EV Energy Partners, L.P.;
•	Legacy Reserves LP;
•	Linn Energy, LLC;
•	Pioneer Southwest Energy Partners L.P.; and
•	QR Energy, LP.

In its analysis, Jefferies determined the TEV for both Encore and Vanguard by adding net debt and minority interest, as applicable, to the market capitalization for each company. Encore’s TEV of $1,263.2 million is calculated as Encore’s market capitalization of $999.9 million, based on the closing price per Encore common unit of $21.74 on July 8, 2011, plus net debt of $263.3 million. Jefferies also derived and compared multiples or value ranges for Encore and the Comparative Public Companies, calculated as follows:

•	The per unit trading price divided by 2011 Distributable Cash Flow per Unit (“DCFPU”). This value is referred to as “Price/2011 DCFPU.” Jefferies used a DCFPU figure of $2.28 per unit for Encore’s estimated 2011 DCFPU, which was based on information provided by Encore’s management. The estimated 2011 DCFPU figure of $2.28 is calculated by dividing 2011 distributable cash flow of $104.8 million by the 2011 weighted average outstanding common unit count of 46.0 million.
•	The per unit trading price divided by 2012 DCFPU. This value is referred to as “Price/2012 DCFPU.” Jefferies used a DCFPU figure of $1.93 per unit for Encore’s estimated 2012 DCFPU, which was based on information provided by Encore’s management. The estimated 2012 DCFPU figure of $1.93 is calculated by dividing 2012 distributable cash flow of $89.0 million by the 2012 weighted average outstanding share common unit count of 46.0 million.
•	TEV divided by proved reserves. Jefferies used an Encore December 31, 2010 proved reserve figure of 43.8 MMBoe, as provided to Jefferies by Encore management. This value is referred to as “TEV/Proved Reserves.”
•	TEV divided by proved developed reserves. Jefferies used an Encore December 31, 2010 proved developed reserve figure of 39.7 MMBoe, as provided to Jefferies by Encore management. This value is referred to as “TEV/Proved Developed Reserves.”
•	TEV divided by current production. Jefferies used a consolidated average daily production figure for Encore of 9.0 MBoe/d, which has been publicly announced by Encore to be its consolidated average daily production for the first quarter of 2011. This value is referred to as “TEV/Daily Production.”
•	TEV divided by EBITDA for the last twelve months. Jefferies used an estimated EBITDA of $124.9 million for Encore as of March 31, 2011, as disclosed in Encore’s public filings with the SEC, which was not adjusted to give pro forma effect to the Permian Basin acquisition. This value is referred to as “TEV/LTM EBITDA.”
•	TEV divided by estimated EBITDA for calendar year 2011. Jefferies used an estimated 2011 EBITDA of $133.9 million for Encore, based on estimated EBITDA projections provided by management; however Jefferies’ estimated EBITDA was calculated using then-current forward pricing strips as of July 8, 2011 (the most recent date for which such information was available prior to entry into the merger agreement), and used actual results for the first quarter of 2011, whereas Encore’s management estimated EBITDA used estimated results for the first quarter 2011. This value is referred to as “TEV/2011 EBITDA.”
•	TEV divided by estimated EBITDA for calendar year 2012. Jefferies used an estimated 2012 EBITDA of $126.4 million for Encore, based on estimated EBITDA projections provided by management; however Jefferies’ estimated EBITDA was calculated using then-current forward pricing strips as of July 8, 2011 (the most recent date for which such information was available prior to entry into the merger agreement). This value is referred to as “TEV/2012 EBITDA.”

This analysis indicated the following for the Comparative Public Companies:

Comparative Public Companies Multiples

Benchmark	High	Low	Mean	Median
Price/2011 DCFPU	15.5x	9.1x	11.1x	10.4x
Price/2012 DCFPU	13.4x	7.9x	10.2x	9.5x
TEV/Proved Reserves	$32.37	$14.31	$22.57	$20.78
TEV/Proved Developed Reserves	$47.35	$15.72	$30.31	$29.28
TEV/Daily Production	$180,035	$91,505	$145,595	$148,213
TEV/LTM EBITDA	15.8x	7.4x	11.4x	11.1x
TEV/2011 EBITDA	10.9x	8.2x	9.4x	9.4x
TEV/2012 EBITDA	8.9x	7.1x	8.1x	8.4x

These analyses indicated the ranges of implied values per Encore common unit below, set forth opposite the relevant benchmarks and compared, in each case, to the Implied Merger Consideration Value of $21.94 per Encore common unit:

Comparative Public Company Reference Ranges and Implied Encore Price Ranges

Benchmark	Reference Range	Implied Encore Price Range
Price/2011 DCFPU	10.0x – 11.0x	$22.78 – $25.06
Price/2012 DCFPU	9.5x – 11.0x	$18.38 – $21.28
TEV/Proved Reserves	$20.50 – $28.50	$13.80 – $21.43
TEV/Proved Developed Reserves	$26.00 – $32.00	$16.73 – $21.91
TEV/Daily Production	$130,000 – $160,000	$19.61 – $25.46
TEV/LTM EBITDA	10.0x – 12.0x	$21.42 – $26.85
TEV/2011 EBITDA	8.25x – 9.25x	$18.30 – $21.21
TEV/2012 EBITDA	8.0x – 9.0x	$16.26 – $19.00

None of the Comparative Public Companies is identical to Encore. In evaluating the Comparative Public Companies, Jefferies made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond Encore’s and Jefferies’ control. Mathematical analysis, such as determining the mean and median, is not in and of itself a meaningful method of using comparable company data.

Comparative Transactions Analysis

Using publicly available information, Jefferies examined the following transactions (the “Comparative Transactions”). With the exception of: (i) Hess Corp.’s acquisition of American Oil & Gas, which transaction was excluded because American Oil & Gas had an immaterial amount of proved reserves (0.3 MMBoe) and production (171 Bbl/d) relative to the other transactions included in the Comparative Transactions Analysis and a significant portion of the assets being acquired were undeveloped; (ii) Jones Energy Holdings’ acquisition of Crusader Energy Group, which transaction was excluded because Jones Energy Holdings acquired Crusader Energy Group through a Chapter 11 bankruptcy auction; and (iii) Occidental Petroleum Corp.’s acquisition of Vintage Petroleum, which transaction was excluded because a vast majority of Vintage Petroleum’s assets are located in South America, the Comparative Transactions represent, based on the databases utilized by Jefferies for the analysis, all U.S. transactions that have been announced and completed since January 26, 2005 and that involve public exploration and production company transactions between $250.0 million and $5.0 billion. Given the nature and size of these public company transactions, Jefferies believed that these transactions were comparable to the merger. Furthermore, two of the Comparative Transactions involved an acquirer that already owned a significant stake in the target company. Namely, CONSOL Energy Incorporated acquired the remaining 16.7% of CNX Gas Corporation that it did not already own, and Atlas Energy, Inc. (formerly known as Atlas America, Inc.) acquired the remaining 51.7% of Atlas Energy Resources, LLC that it did not already own. The Comparative Transactions considered and the date on which each was announced were as follows:

Announced Date	Buyer	Seller
1/19/2011	Magnum Hunter Resources, Corp.	NuLoch Resources Inc.
11/17/2010	Vanguard Natural Resources, LLC	Denbury Resources Inc.
11/9/2010	Chevron Corporation	Atlas Energy, Inc.
6/2/2010	SandRidge Energy, Inc.	Arena Resources, Inc.
4/15/2010	Apache Corporation	Mariner Energy, Inc.
3/22/2010	CONSOL Energy Inc.	CNX Gas Corporation
11/1/2009	Denbury Resources Inc.	Encore Acquisition Company
9/15/2009	Apollo Global Management, LLC	Parallel Petroleum Corporation
4/27/2009	Atlas America, Inc.	Atlas Energy Resources, LLC
4/30/2008	Stone Energy Corporation	Bois d’Arc Energy, Inc.
12/31/2007	Tracinda Corporation	Delta Petroleum Corporation
7/17/2007	Plains Exploration & Production Company	Pogo Producing Company
1/7/2007	Forest Oil Corporation	The Houston Exploration Company
4/21/2006	Petrohawk Energy Corporation	KCS Energy, Inc.
1/23/2006	Helix Energy Solutions Group Inc.	Remington Oil & Gas Corporation
9/19/2005	Norsk Hydro ASA	Spinnaker Exploration Company
4/4/2005	Petrohawk Energy Corporation	Mission Resources Corporation
1/26/2005	Cimarex Energy Co.	Magnum Hunter Resources, Corp.

Using publicly available estimates and other information for each of the Comparative Transactions, Jefferies derived and compared multiples or value ranges for Encore and the Comparative Transactions, calculated as follows:

•	TEV divided by proved reserves, as adjusted for commodity prices as of July 8, 2011. This value is referred to as “Adjusted TEV/Proved Reserves.” Jefferies used an Encore December 31, 2010 proved reserve figure of 43.8 MMBoe, as provide to Jefferies by Encore management, and utilized 12-month average NYMEX strip prices of $4.52 per MMBtu and $98.77 per Bbl as of July 8, 2011.
•	TEV divided by daily production, as adjusted for commodity prices as of July 8, 2011. This value is referred to as “Adjusted TEV/Daily Production.” Jefferies used a consolidated average daily production figure for Encore of 9.0 MBoe/d, which has been publicly announced by Encore to be its consolidated average daily production for the first quarter of 2011, and utilized 12-month average NYMEX strip prices of $4.52 per MMBtu and $98.77 per Bbl as of July 8, 2011.
•	TEV/LTM EBITDA.

This analysis indicated the following:

Benchmark	High	Low	Mean	Median
Adjusted TEV/Proved Reserves	$59.82	$12.81	$28.00	$24.34
Adjusted TEV/Daily Production	$327,629	$45,608	$134,454	$120,505
TEV/LTM EBITDA	15.3x	4.8x	8.3x	7.0x

The analyses set forth above indicated a reference range to be applied to the implied values per Encore common unit. Jefferies compared, in each case, the relevant benchmarks below to the value to the Implied Merger Consideration Value of $21.94 per Encore common unit:

Comparative Transaction Reference Ranges and Implied Encore Price Ranges

Benchmark	Reference Range	Implied Encore Price Range
Adjusted TEV/Proved Reserves	$25.00 – $33.00	$18.09 – $25.71
Adjusted TEV/Daily Production	$120,000 – $150,000	$17.66 – $23.51
TEV/LTM EBITDA	7.0x – 9.0x	$13.28 – $18.71

None of the Comparative Transactions is identical to the merger. In evaluating the merger and the Comparative Transactions, Jefferies made judgments and assumptions with regard to industry performance, general business, economic, market, and financial conditions and other matters, many of which are beyond

Encore’s and Jefferies’ control. Mathematical analysis, such as determining the mean and median, is not in and of itself a meaningful method of using comparable transaction data.

Dividend Discount Model (“DDM”) Analysis

Jefferies calculated a range of implied values per unit based on a DDM analysis, which values a company as the sum of the present value of its dividends or distributions over a forecast period and the terminal or residual value of distributions beyond that forecasted period. “Present value” refers to the current value of future distributions or amounts and is obtained by discounting those future distributions or amounts by a range of discount rates that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors. To calculate the estimated common unit price of Encore using the dividend discount model, Jefferies added (i) distributions for the third and fourth quarters of 2011 and fiscal years 2012 through 2015, based on the projected financial data provided by Encore management to Jefferies, to (ii) the “terminal value” of Encore as of 2015, and discounted such amounts to their present value using a range of selected discount rates. Specifically, Jefferies used a discount rate range of 10.7% to 11.7%. The discount rates were based on Jefferies’ analysis of the cost of equity for Encore based upon the capital asset pricing model. The projected distributions were calculated using Encore’s guidance for distributions: Encore intends to distribute to unitholders 50% of the excess distributable cash flow above: (1) maintenance capital requirements; (2) an implied minimum quarterly distribution of $0.4325 per unit, or $1.73 per unit annually; and (3) maintaining a minimum coverage ratio of 1.10. Distributable cash flow was calculated in each period as beginning cash balance plus EBITDA less net interest expense, cash taxes, maintenance capital and minimum cash balance. The residual values of Encore at the end of the forecast period, or “terminal values,” were estimated by applying future yields to estimated 2015 distributions. For this purpose, Jefferies selected a future yield range of 6.2% – 8.2%, based on Jefferies estimated future trading yields of exploration and production master limited partnerships.

The analysis set forth above indicated an implied trading price range for Encore common units of $20.14 to $25.55, compared to the Implied Merger Consideration Value of $21.94 per Encore common unit.

Discounted Cash Flow Analysis

Jefferies performed a discounted cash flow analysis, which values a company as the present value of the sum of its unlevered free cash flows over a forecast period and the company’s terminal or residual value at the end of the forecast period. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a range of discount rates that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

To calculate the estimated enterprise value of Encore using discounted cash flow analysis, Jefferies added (i) projected unlevered free cash flows for the third and fourth quarters of 2011 and fiscal years 2012 through 2015, based on the projected financial data provided by Encore management to Jefferies, to (ii) the “terminal value” of Encore as of 2015, and discounted such amounts to their present value using a range of selected discount rates. Specifically, Jefferies used a discount rate range of 9.0% to 10.0%. The discount rates were based on Jefferies’ analysis of the weighted average cost of capital for Encore based upon the capital asset pricing model. The projected unlevered free cash flows were calculated by taking EBITDA, subtracting depreciation and amortization and cash taxes, adding back depreciation and amortization, and subtracting changes in working capital and total capital expenditures. The residual values of Encore at the end of the forecast period, or “terminal values,” were estimated by applying multiples to estimated 2015 EBITDA. For this purpose, Jefferies selected a multiple range of 8.0x – 10.0x, based on Jefferies estimated forward trading multiples of exploration and production master limited partnerships.

Jefferies applied this range to the implied unit value, calculated by subtracting net debt and minority interests from the sum of the discrete present values and present value of the terminal value of Encore, and dividing this value by the number of fully diluted units outstanding. This analysis implied a range of values for Encore common units of $16.77 to $21.21, compared to the Implied Merger Consideration Value of $21.94 per Encore common unit.

Vanguard Analysis

Comparative Public Companies Analysis

Using publicly available information, financial forecasts and other information provided by Vanguard’s management to Jefferies, Jefferies analyzed the same Comparative Public Companies as it did for Encore. In its analysis, Jefferies derived and compared the following multiples or value ranges for Vanguard and the Comparative Public Companies, calculated in the same manner as for the Encore analysis. Vanguard’s TEV of $2,065.3 million is calculated as Vanguard’s market capitalization of $1,002.3 million, based on the closing price per Vanguard common unit of $29.25 on July 8, 2011, plus net debt of $546.3 million, plus a minority interest in Encore of $516.7 million. Jefferies did not include the TEV/LTM EBITDA metric in its analysis of Vanguard because it did not acquire its controlling interest (i.e., ownership the Encore GP, as well as a significant minority stake in Encore common units) in Encore until December 31, 2010. Because Vanguard’s LTM EBITDA would be calculated as of March 31, 2011, Vanguard’s minority interest in Encore would have been included in only one full quarter for that twelve month period, thereby resulting in an inconsistent calculation.

•	Price/2011 DCFPU. Jefferies used a DCFPU figure of $3.43 per unit for Vanguard’s estimated 2011 DCFPU, which was based on information provided by Vanguard’s management. The estimated 2011 DCFPU figure of $3.43 is calculated by dividing 2011 distributable cash flow of $109.9 million by the 2011 weighted average outstanding unit count of 32.1 million.
•	Price/2012 DCFPU. Jefferies used a DCFPU figure of $2.77 per unit for Vanguard’s estimated 2012 DCFPU, which was based on information provided by Vanguard’s management. The estimated 2012 DCFPU figure of $2.77 is calculated by dividing 2012 distributable cash flow of $95.0 million by the 2012 weighted average outstanding unit count of 34.3 million.
•	TEV/Proved Reserves. Jefferies used a Vanguard December 31, 2010 proved reserve figure of 74.8 MMBoe (on a fully consolidated basis), as provided to Jefferies by Vanguard management, and adjusted the calculation to take into account the non-controlling interest in Encore held by the Encore unaffiliated unitholders.
•	TEV/Proved Developed Reserves. Jefferies used a Vanguard December 31, 2010 proved developed reserve figure of 61.2 MMBoe (on a fully consolidated basis), as provided to Jefferies by Vanguard management, and adjusted the calculation to take into account the non-controlling interest in Encore held by the Encore unaffiliated unitholders.
•	TEV/Daily Production. Jefferies used a consolidated average daily production figure for Vanguard of 13.8 MBoe/d (on a fully consolidated basis), which has been publicly announced by Vanguard to be its consolidated average daily production for the first quarter of 2011, and adjusted the calculation to take into account the non-controlling interest in Encore held by the Encore unaffiliated unitholders.
•	TEV/2011 EBITDA. Jefferies used an estimated 2011 EBITDA of $231.9 million for Vanguard (on a fully consolidated basis), which was provided by management, and adjusted the calculation to take into account the non-controlling interest in Encore held by the Encore unaffiliated unitholders. The difference between the estimated EBITDA figure used by Jefferies and the estimated EBITDA projected by Vanguard management is mainly due to Jefferies including in estimated EBITDA the non-controlling interest in Encore held by Encore unaffiliated unitholders. In addition, Jefferies’ estimated EBITDA was calculated using then-current forward pricing strips as of July 8, 2011 (the most recent date for which such information was available prior to entry into the merger agreement), and used actual results for the first quarter of 2011, whereas Vanguard’s management’s estimated EBITDA used estimated results for the first quarter 2011.
•	TEV/2012 EBITDA. Jefferies used an estimated 2012 EBITDA of $218.9 million for Vanguard (on a fully consolidated basis), which was provided by management, and adjusted the calculation to take into account the non-controlling interest in Encore held by the Encore unaffiliated unitholders. The difference between the estimated EBITDA figure used by Jefferies and the estimated EBITDA projected by Vanguard management is mainly due to Jefferies including in estimated EBITDA the non-controlling interest in Encore held by Encore unaffiliated unitholders. In addition, Jefferies’ estimated EBITDA was calculated using then-current forward pricing strips as of July 8, 2011 (the most recent date for which such information was available prior to entry into the merger agreement).

The Vanguard values set forth above were applied to the same Comparative Public Company ranges used in the Encore analysis to generate the ranges of implied values per Vanguard common unit, compared to the closing price on the NYSE of $29.25 per Vanguard common unit on July 8, 2011:

Comparative Public Company Reference Ranges and Implied Vanguard Price Ranges

Benchmark	Reference Range	Implied Vanguard Price Range
Price/2011 DCFPU	10.0x – 11.0x	$34.26 – $37.68
Price/2012 DCFPU	9.5x – 11.0x	$26.33 – $30.49
TEV/Proved Reserves	$20.50 – $28.50	$13.71 – $31.16
TEV/Proved Developed Reserves	$26.00 – $32.00	$15.38 – $26.09
TEV/Daily Production	$130,000 – $160,000	$21.23 – $33.29
TEV/2011 EBITDA	8.25x – 9.25x	$24.80 – $31.57
TEV/2012 EBITDA	8.0x – 9.0x	$20.09 – $26.48

No Comparative Public Company is identical to Vanguard. In evaluating the Comparative Public Companies, Jefferies made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond Vanguard’s and Jefferies’ control. Mathematical analysis, such as determining the mean and median, is not in itself a meaningful method of using comparable company data.

Comparative Transactions Analysis

Using the same Comparative Transactions and methodology as in the Encore analysis, Jefferies used the following values for Vanguard:

•	Adjusted TEV/Proved Reserves.
•	Adjusted TEV/Daily Production.

The Vanguard values set forth above were applied to the same Comparative Transaction ranges used in the Encore analysis to generate the ranges of implied values per Vanguard common unit, compared to the closing price on the NYSE of $29.25 per Vanguard common unit on July 8, 2011:

Comparative Transaction Reference Ranges and Implied Vanguard Price Ranges

Benchmark	Reference Range	Implied Vanguard Price Range
Adjusted TEV/ Proved Res.	$25.00 – $33.00	$23.52 – $40.98
Adjusted TEV/ Daily Prod.	$120,000 – $150,000	$17.21 – $29.27

None of the Comparative Transactions is identical to the merger. In evaluating the merger and these comparable transactions, Jefferies made judgments and assumptions with regard to industry performance, general business, economic, market, and financial conditions and other matters, many of which are beyond Vanguard’s and Jefferies’ control. Mathematical analysis, such as determining the mean and median, is not in itself a meaningful method of using comparable transaction data.

DDM Analysis

Jefferies calculated a range of implied values per Vanguard common unit based on a DDM analysis, by adding (i) distributions for the third and fourth quarters of 2011 and fiscal years 2012 to 2015, based on the projected financial data provided by Vanguard to Jefferies, to (ii) the “terminal value” of Vanguard as of 2015, and discounted such amounts to their present value using a range of selected discount rates. Specifically, Jefferies used a discount rate range of 12.2% to 13.2%. The discount rates were based on Jefferies’ analysis of the cost of equity for Vanguard based upon the capital asset pricing model. The projected distributions were calculated using Vanguard’s guidance for distributions. The residual values of Vanguard at the end of the forecast period, or “terminal values,” were estimated by applying future yields to estimated 2015 distributions. For this purpose, Jefferies selected a future yield range of 6.2% – 8.2%, based on Jefferies estimated future trading yields of exploration and production master limited partnerships. This analysis implied a range of values for Vanguard common units of $23.64 to $29.86, compared to the closing price on the NYSE of $29.25 per Vanguard common unit on July 8, 2011.

Discounted Cash Flow Analysis

To calculate the estimated enterprise value of Vanguard using discounted cash flow analysis, Jefferies added (i) projected unlevered free cash flows for the third and fourth quarters of 2011 and fiscal years 2012 through 2015, based on the projected financial data provided by Vanguard to Jefferies, to (ii) the “terminal value” of Vanguard as of 2015, and discounted such amounts to their present value using a range of selected discount rates. Specifically, Jefferies used a discount rate range of 7.5% to 8.5%. The discount rates were based on Jefferies’ analysis of the weighted average cost of capital for Vanguard based upon the capital asset pricing model. The projected unlevered free cash flows were calculated by taking EBITDA, subtracting depreciation and amortization and cash taxes, adding back depreciation and amortization, and subtracting changes in working capital and total capital expenditures. The residual values of Vanguard at the end of the forecast period, or “terminal values,” were estimated by applying multiples to estimated 2015 EBITDA. For this purpose, Jefferies selected a multiple range of 8.0x – 10.0x, based on Jefferies estimated forward trading multiples of exploration and production master limited partnerships.

Jefferies applied this range to the implied unit value, calculated by subtracting net debt and minority interests from the sum of the discrete present values and present value of the terminal value of and dividing by the number of fully diluted units outstanding. This analysis implied a range of values for Vanguard common units of $21.18 to $31.18, compared to the closing price on the NYSE of $29.25 per Vanguard common unit on July 8, 2011.

Implied Exchange Ratios Based on Stand-alone Valuation Ranges Analysis

Comparative Public Companies Analysis

Price/2011 DCFPU

Using the range of implied values per Encore common unit of $22.78 to $25.06 and the range of implied values per Vanguard common unit of $34.26 to $37.68, in each case based on the Price/2011 DCFPU metric of the comparative public company analysis for each company on a stand-alone basis as described above, Jefferies calculated implied exchange ratios by (i) dividing the lowest implied value per Encore common unit by the highest implied value per Vanguard common unit to arrive at the low end of the implied exchange ratio range and (ii) dividing the highest implied value per Encore common unit by the lowest implied value per Vanguard common unit to arrive at the high end of the implied exchange ratio range. This analysis indicated a range of implied exchange ratios of 0.60 to 0.73, compared to the exchange ratio of 0.75 set forth in the merger agreement.

Price/2012 DCFPU

Using the range of implied values per Encore common unit of $18.38 to $21.28 and the range of implied values per Vanguard common unit of $26.33 to $30.49, in each case based on the Price/2012 DCFPU metric of the comparative public company analysis for each company on a stand-alone basis as described above, Jefferies calculated implied exchange ratios by (i) dividing the lowest implied value per Encore common unit by the highest implied value per Vanguard common unit to arrive at the low end of the implied exchange ratio range and (ii) dividing the highest implied value per Encore common unit by the lowest implied value per Vanguard common unit to arrive at the high end of the implied exchange ratio range. This analysis indicated a range of implied exchange ratios of 0.60 to 0.81, compared to the exchange ratio of 0.75 set forth in the merger agreement.

TEV/Proved Reserves

Using the range of implied values per Encore common unit of $13.80 to $21.43 and the range of implied values per Vanguard common unit of $13.71 to $31.16, in each case based on the TEV/Proved Reserves metric of the comparative public company analysis for each company on a stand-alone basis as described above, Jefferies calculated implied exchange ratios by (i) dividing the lowest implied value per Encore common unit by the highest implied value per Vanguard common unit to arrive at the low end of the implied exchange ratio range and (ii) dividing the highest implied value per Encore common unit by the lowest implied value per Vanguard common unit to arrive at the high end of the implied exchange ratio range. This analysis indicated a range of implied exchange ratios of 0.44 to 1.56, compared to the exchange ratio of 0.75 set forth in the merger agreement.

TEV/Proved Developed Reserves

Using the range of implied values per Encore common unit of $16.73 to $21.91 and the range of implied values per Vanguard common unit of $15.38 to $26.09 based on the TEV/Proved Developed Reserves metric of the comparative public company analysis for each company on a stand-alone basis as described above, Jefferies calculated implied exchange ratios by (i) dividing the lowest implied value per Encore common unit by the highest implied value per Vanguard common unit to arrive at the low end of the implied exchange ratio range and (ii) dividing the highest implied value per Encore common unit by the lowest implied value per Vanguard common unit to arrive at the high end of the implied exchange ratio range. This analysis indicated a range of implied exchange ratios of 0.64 to 1.42, compared to the exchange ratio of 0.75 set forth in the merger agreement.

TEV/Daily Production.

Using the range of implied values per Encore common unit of $19.61 to $25.46 and the range of implied values per Vanguard common unit of $21.23 to $33.29 based on the TEV/Daily Production metric of the comparative public company analysis for each company on a stand-alone basis as described above, Jefferies calculated implied exchange ratios by (i) dividing the lowest implied value per Encore common unit by the highest implied value per Vanguard common unit to arrive at the low end of the implied exchange ratio range and (ii) dividing the highest implied value per Encore common unit by the lowest implied value per Vanguard common unit to arrive at the high end of the implied exchange ratio range. This analysis indicated a range of implied exchange ratios of 0.59 to 1.20, compared to the exchange ratio of 0.75 set forth in the merger agreement.

TEV/2011 EBITDA

Using the range of implied values per Encore common unit of $18.30 to $21.21 and the range of implied values per Vanguard common unit of $24.80 to $31.57 based on the TEV/2011 EBITDA metric of the comparative public company analysis for each company on a stand-alone basis as described above, Jefferies calculated implied exchange ratios by (i) dividing the lowest implied value per Encore common unit by the highest implied value per Vanguard common unit to arrive at the low end of the implied exchange ratio range and (ii) dividing the highest implied value per Encore common unit by the lowest implied value per Vanguard common unit to arrive at the high end of the implied exchange ratio range. This analysis indicated a range of implied exchange ratios of 0.58 to 0.86, compared to the exchange ratio of 0.75 set forth in the merger agreement.

TEV/2012 EBITDA

Using the range of implied values per Encore common unit of $16.26 to $19.00 and the range of implied values per Vanguard common unit of $20.09 to $26.48 based on the TEV/2012 EBITDA metric of the comparative public company analysis for each company on a stand-alone basis as described above, Jefferies calculated implied exchange ratios by (i) dividing the lowest implied value per Encore common unit by the highest implied value per Vanguard common unit to arrive at the low end of the implied exchange ratio range and (ii) dividing the highest implied value per Encore common unit by the lowest implied value per Vanguard common unit to arrive at the high end of the implied exchange ratio range. This analysis indicated a range of implied exchange ratios of 0.61 to 0.95, compared to the exchange ratio of 0.75 set forth in the merger agreement.

Comparative Transactions Analysis

Adjusted TEV/Proved Reserves

Using the range of implied values per Encore common unit of $18.09 to $25.71 and the range of implied values per Vanguard common unit of $23.52 to $40.98 based on the Adjusted TEV/Proved Reserves metric of the comparative transaction analysis for each company on a stand-alone basis as described above, Jefferies calculated implied exchange ratios by (i) dividing the lowest implied value per Encore common unit by the highest implied value per Vanguard common unit to arrive at the low end of the implied exchange ratio range and (ii) dividing the highest implied value per Encore common unit by the lowest implied value per Vanguard common unit to arrive at the high end of the implied exchange ratio range. This analysis indicated a range of implied exchange ratios of 0.44 to 1.09, compared to the exchange ratio of 0.75 set forth in the merger agreement.

Adjusted TEV/Daily Production

Using the range of implied values per Encore common unit of $17.66 to $23.51 and the range of implied values per Vanguard common unit of $17.21 to $29.27 based on the Adjusted TEV/Daily Production metric of the comparative transaction analysis for each company on a stand-alone basis as described above, Jefferies calculated implied exchange ratios by (i) dividing the lowest implied value per Encore common unit by the highest implied value per Vanguard common unit to arrive at the low end of the implied exchange ratio range and (ii) dividing the highest implied value per Encore common unit by the lowest implied value per Vanguard common unit to arrive at the high end of the implied exchange ratio range. This analysis indicated a range of implied exchange ratios of 0.60 to 1.37, compared to the exchange ratio of 0.75 set forth in the merger agreement.

DDM Analysis

Using the range of implied values per Encore common unit of $20.14 to $25.55 and the range of implied values per Vanguard common unit of $23.64 to $29.86, based on the DDM analysis as described above, Jefferies calculated implied exchange ratios by (i) dividing the lowest implied value per Encore common unit by the highest implied value per Vanguard common unit to arrive at the low end of the implied exchange ratio range and (ii) dividing the highest implied value per Encore common unit by the lowest implied value per Vanguard common unit to arrive at the high end of the implied exchange ratio range. This analysis indicated a range of implied exchange ratios of 0.67 to 1.08, compared to the exchange ratio of 0.75 set forth in the merger agreement.

Discounted Cash Flow Analysis

Using the range of implied values per Encore common unit of $16.77 to $21.21 and the range of implied values per Vanguard common unit of $21.18 to $31.18 based on the discounted cash flow analysis as described above, Jefferies calculated implied exchange ratios by (i) dividing the lowest implied value per Encore common unit by the highest implied value per Vanguard common unit to arrive at the low end of the implied exchange ratio range and (ii) dividing the highest implied value per Encore common unit by the lowest implied value per Vanguard common unit to arrive at the high end of the implied exchange ratio range. This analysis indicated a range of implied exchange ratios of 0.54 to 1.00, compared to the exchange ratio of 0.75 set forth in the merger agreement.

Historical Exchange Ratio Analysis

Based on the NYSE closing price for Encore common units and Vanguard common units, and using the various time periods set forth below ending on July 8, 2011, Jefferies calculated a range of implied historical exchange ratios by dividing the daily NYSE closing price per Encore common unit by the daily NYSE closing price per Vanguard common unit. This analysis indicated the following implied historical exchange ratios, compared, in each case, to the exchange ratio of 0.75 set forth in the merger agreement:

Period	Implied Exchange Ratio
30-day average	.752
60-day average	.754
90-day average	.746
11/17/2010-present average	.746

Relative Contributions Analysis

Based on information provided by the management of each of Encore and Vanguard, Jefferies compared the standalone contribution of each of Encore and Vanguard to projected EBITDA and Distributable Cash Flow — equal to EBITDA less net interest expense, income taxes and maintenance capital expenditures —

before giving effect to any possible synergies, for fiscal years 2011, 2012 and 2013. Jefferies derived implied ownership of the combined company by unitholders of Encore and Vanguard for each metric based on relative contributions to each metric for the combined company by each of Encore and Vanguard. This analysis indicated implied ownership as follows, compared in each case to the implied actual ownership percentages of Encore and Vanguard unitholders of 35.0% and 65.0% respectively, measured using total pro forma fully diluted units:

Metric	Implied Ownership (Encore/Vanguard)
2011E EBITDA	32.3%/67.7%
2012E EBITDA	32.7%/67.3%
2013E EBITDA	32.9%/67.1%
2011E Distributable Cash Flow	33.7%/66.3%
2012E Distributable Cash Flow	33.3%/66.7%
2013E Distributable Cash Flow	32.6%/67.4%

Other Factors

Using publicly available information and information provided by management, Jefferies reviewed, among other things, the potential pro forma effect of the merger on each of Vanguard’s and Encore’s fiscal years 2011, 2012 and 2013 and the last six months of fiscal year 2011, as well as estimated distributions to holders of Vanguard common units and Encore common units, as applicable. Based on, among other things, an illustrative merger closing date of June 30, 2011, this analysis indicated that the merger could, during the fiscal years reviewed, be (i) neutral to Vanguard’s estimated distributions to holders of Vanguard common units; (ii) dilutive to Encore’s estimated distributions to holders of Encore common units; (iii) accretive to Vanguard’s estimated distributable cash flow per unit for holders of Vanguard common units, except in 2013, in which case it could be dilutive; and (iv) accretive to Encore’s estimated distributable cash flow per unit for holders of Encore common units.

General

Jefferies’ opinion was one of many factors taken into consideration by the Encore Conflicts Committee in making its determination to recommend the merger and should not be considered determinative of the views of the Encore Conflicts Committee or management with respect to the merger or the merger consideration.

Jefferies was selected by the Encore Conflicts Committee based on Jefferies’ qualifications, expertise and reputation. Jefferies is an internationally recognized investment banking and advisory firm. Jefferies, as part of its investment banking business, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, financial restructurings and other financial services.

No Appraisal Rights

Neither Vanguard unitholders nor Encore unitholders are entitled to appraisal rights under applicable law or contractual appraisal rights under the Vanguard limited liability company agreement, the Encore partnership agreement or the merger agreement.

Antitrust and Regulatory Matters

Under the HSR Act, Vanguard and Encore are required to submit premerger notification filings to the Antitrust Division and the FTC and to observe a statutorily prescribed 30 calendar day waiting period prior to completing the merger, unless the Antitrust Division and the FTC terminate the waiting period early. On July 29, 2011, each of Vanguard and Encore filed a Premerger Notification and Report Form with the Antitrust Division and the FTC. The parties requested and were granted early termination of the 30 calendar day waiting period effective August 5, 2011.

Listing of Common Units to be Issued in the Merger; Delisting and Deregistration of Encore Common Units

Vanguard expects to obtain approval to list on the NYSE the Vanguard common units to be issued pursuant to the merger agreement, which approval is a condition to the merger. Upon completion of the merger, Encore common units currently listed on the NYSE will cease to be listed on the NYSE and will be subsequently deregistered under the Exchange Act.

Accounting Treatment

The merger will be accounted for in accordance with Financial Accounting Standards Board Accounting Standards Codification 810, Consolidations — Overall — Changes in Parent’s Ownership Interest in a Subsidiary, which is referred to as ASC 810. The changes in Vanguard’s ownership interest in Encore will be accounted for as an equity transaction and no gain or loss will be recognized as a result of the merger for financial reporting purposes.

Pending Litigation

Litigation Related to the Merger

On March 29, 2011, John O’Neal, a purported unitholder of Encore filed a putative class action petition in the 125th Judicial District of Harris County, Texas on behalf of unitholders of Encore. Similar petitions were filed on April 4, 2011 by Jerry P. Morgan and on April 5, 2011 by Herbert F. Rower in other Harris County district courts. The O’Neal, Morgan, and Rower lawsuits were consolidated on June 5, 2011 as John O’Neal v. Encore Energy Partners, L.P., et al., Case Number 2011-19340, which is pending in the 125th Judicial District Court of Harris County. On July 28, 2011, Michael Gilas filed a class action petition in intervention. On July 26, 2011, the current plaintiffs in the consolidated O’Neal action filed an amended putative class action petition against Encore, Encore GP, Scott W. Smith, Richard A. Robert, Douglas Pence, W. Timothy Hauss, John E. Jackson, David C. Baggett, Martin G. White, and Vanguard. That putative class action petition and Gilas’s petition in intervention both allege that the named defendants are (i) violating duties owed to Encore’s public unitholders by, among other things, failing to properly value Encore and failing to protect against conflicts of interest or (ii) are aiding and abetting such breaches. On October 13, 2011 the parties agreed to stay this lawsuit pending resolution of the Delaware State Court Action. The defendants named in the Texas lawsuits intend to defend vigorously against them.

On April 5, 2011, Stephen Bushansky, a purported unitholder of Encore, filed a putative class action complaint in the Delaware Court of Chancery on behalf of the unitholders of Encore. Another purported unitholder of Encore, William Allen, filed a similar action in the same court on April 14, 2011. The Bushansky and Allen actions have been consolidated under the caption In re: Encore Energy Partners LP Unitholder Litigation, C.A. No. 6347-VCP. On August 12, 2011, those plaintiffs jointly filed an amended consolidated class action complaint naming as defendants Encore, Scott W. Smith, Richard A. Robert, Douglas Pence, W. Timothy Hauss, John E. Jackson, David C. Baggett, Martin G. White, and Vanguard. That putative class action complaint alleges, among other things, that defendants breached the partnership agreement by proposing a transaction that is not fair and reasonable and that the preliminary joint proxy statement/prospectus omitted material information. Plaintiffs seek an injunction prohibiting the proposed merger from going forward and compensatory damages if the proposed merger is consummated. In response, Vanguard has filed a motion to dismiss and it intends to defend vigorously against this lawsuit.

On August 28, 2011, Herman Goldstein, a purported unitholder of Encore, filed a putative class action complaint against Encore, Encore GP, Scott W. Smith, Richard A. Robert, Douglas Pence, W. Timothy Hauss, John E. Jackson, David C. Baggett, Martin G. White, and Vanguard in the United States District Court for the Southern District of Texas on behalf of the unitholders of Encore. That lawsuit is captioned Goldstein v. Encore Energy Partners LP. et al., United States District Court for the Southern District of Texas, 4:11-cv-01398. Goldstein alleges that the named defendants violated Sections 14(a) and 20(a) of the Securities Exchange Act of 1934 and Rule 14a-9 promulgated thereunder by disseminating a false and materially misleading proxy statement in connection with the merger. Plaintiff seeks an injunction prohibiting the proposed merger from going forward. The defendants named in this lawsuit intend to defend vigorously against it.

On September 6, 2011, Donald A. Hysong, a purported unitholder of Encore, filed a putative class action complaint against Encore, Encore GP, Scott W. Smith, Richard A. Robert, Douglas Pence, W. Timothy Hauss, John E. Jackson, David C. Baggett, Martin G. White, and Vanguard on behalf of the unitholders of Encore in the United States District Court for the District of Delaware that is captioned Hysong v. Encore Energy

Partners LP. et al., 1:11-cv-00781-SD. Hysong alleges that the named defendants violated either Section 14(a) of the Securities Exchange Act of 1934 and Rule 14a-9 promulgated thereunder or Section 20(a) of the Securities Exchange Act of 1934 by disseminating a false and materially misleading proxy statement in connection with the merger. Plaintiff seeks an injunction prohibiting the proposed merger from going forward. On September 14, 2011, in accordance with recent practice in Delaware, this case was assigned to Judge Stewart Dalzell of the Eastern District of Pennsylvania. On September 29, 2011, Plaintiff filed a motion seeking to preliminarily enjoin the merger. Pursuant to the Private Securities Litigation Reform Act, all discovery and proceedings have been stayed pending resolution of Defendant’s Motion to Dismiss or a showing by the Plaintiff. The defendants named in this lawsuit intend to defend vigorously against it.

Vanguard and Encore cannot predict the outcome of these or any other lawsuits that might be filed subsequent to the date of the filing of this joint proxy statement/prospectus, nor can Vanguard and Encore predict the amount of time and expense that will be required to resolve these lawsuits. Vanguard, Encore and the other defendants named in the lawsuits intend to defend vigorously against these and any other actions.

Other Transactions Related to the Merger

Voting Agreement

In connection with the merger agreement, Vanguard, VNG, MergerCo, Encore and Encore GP entered into a voting agreement on July 10, 2011. Pursuant to the voting agreement, Vanguard and VNG have agreed to vote any Encore common units owned by them in favor of adopting the merger agreement and approving the merger, including the 20,924,055 Encore common units currently held by VNG, which represent approximately 46.0% of the outstanding Encore common units. The voting agreement will terminate upon the earliest of (i) the completion of the merger, (ii) the termination of the merger agreement and (iii) the mutual written agreement of the parties.

THE MERGER AGREEMENT

The following is a summary of the material terms of the merger agreement and the related transactions. The provisions of the merger agreement are extensive and not easily summarized. This summary is qualified in its entirety by reference to the merger agreement, a copy of which is attached to this joint proxy statement/prospectus as Annex A and is incorporated into this joint proxy statement/prospectus by reference. You should read the merger agreement because it, and not this joint proxy statement/prospectus, is the legal document that governs the terms of the merger.

The merger agreement is included in this joint proxy statement/prospectus to provide you with information regarding its terms and is not intended to provide any factual information about Vanguard or Encore. The merger agreement contains representations and warranties by each of the parties to the merger agreement. These representations and warranties have been made solely for the benefit of the other parties to the merger agreement and:

•	may not be intended as statements of fact, but rather as a way of allocating risk between the parties in the event the statements therein prove to be inaccurate; and
•	have been qualified by disclosures in each of Encore’s and Vanguard’s SEC filed reports, which disclosures are not reflected in the merger agreement itself.

Information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement, and this information may or may not be fully reflected in the companies’ public disclosures.

In the following summary of the material terms of the merger agreement, all references to the subsidiaries of Vanguard or VNG do not include Encore GP or its subsidiaries (including Encore), unless explicitly stated.

Structure of the Merger and Related Transactions

Pursuant to the Merger Agreement, MergerCo will merge with and into Encore, with Encore surviving the merger. Encore GP, which is wholly-owned by VNG, will remain the sole general partner of Encore, and VNG will become the sole limited partner of Encore. Except for the common units owned by VNG, all of the common units representing limited partner interests in Encore outstanding at the effective time of the Merger will be cancelled and converted into the right to receive common units representing limited liability company interests in Vanguard based on the exchange ratio of 0.75 Vanguard common units per Encore common unit. No fractional Vanguard common units will be issued in the Merger, and Encore unitholders will receive cash in lieu of any fractional Vanguard common units.

The limited liability company agreement of Encore GP will be amended and restated in substantially the form attached as Annex A to the Merger Agreement, effective upon the consummation of the Merger. In addition, the limited partnership agreement of Encore will be amended and restated in substantially the form attached as Annex B to the Merger Agreement effective upon the consummation of the Merger.

When the Merger Becomes Effective

The closing of the merger will take place on either (i) the first business day after the date on which the last of the conditions set forth in the merger agreement (other than those conditions that by their nature cannot be satisfied until the closing date) have been satisfied or waived in accordance with the terms of the merger agreement, or (ii) such other date to which the parties may agree in writing. Please read “— Conditions to the Merger” beginning on page 97 for a more complete description of the conditions that must be satisfied or waived prior to closing. The date on which the closing occurs is referred to as the “closing date.”

The merger will become effective at the effective time, which will occur upon the filing of a properly executed certificate of merger with the Secretary of State of the State of Delaware or at such later date and time as be agreed upon by the parties and set forth in the certificate of merger. The Encore certificate of limited partnership will be the certificate of limited partnership of the surviving entity, until duly amended in accordance with its terms and applicable law.

Effect of Merger on Outstanding Encore Common Units and Other Interests

At the effective time, by virtue of the merger and without any further action on the part of any of the parties or any holder of Vanguard common units or Encore common units, the following will occur:

•	All of the limited liability company interests in MergerCo outstanding immediately prior to the effective time shall be cancelled.
•	The general partner interest in Encore issued and outstanding immediately prior to the effective time shall remain outstanding in the surviving entity, and Encore GP, as the holder of such general partner interests, shall continue as the sole general partner of the surviving entity as set forth in the Encore partnership agreement, which will be amended and restated as of the effective time of the merger.
•	Each Encore common unit issued and outstanding immediately prior to the effective time (other than Encore common units held by Encore or its subsidiaries or Vanguard or its subsidiaries including VNG) will be converted into the right to receive 0.75 Vanguard common units.
•	Notwithstanding anything to the contrary in the merger agreement, at the effective time, all Encore common units (if any) owned by Encore or its subsidiaries or by Vanguard or its subsidiaries (other than VNG) will automatically be cancelled and no consideration will be received with respect to such units.
•	Notwithstanding anything to the contrary in the merger agreement, at the effective time, all restricted Encore common units issued under the Encore GP Long-Term Incentive Plan (the “Encore LTIP”) and outstanding immediately prior to the effective time will be converted into awards of restricted Vanguard common units, with the number of restricted Vanguard common units subject to each converted award to be determined by the exchange ratio.

All Encore common units (other than those held by Encore or its subsidiaries or by Vanguard or its subsidiaries (other than VNG), which will be cancelled as of the effective time in accordance with the merger agreement), when converted in connection with receiving the merger consideration, will cease to be outstanding and will automatically be cancelled and cease to exist. At the effective time, each holder of a certificate representing Encore common units and each holder of non-certificated Encore common units represented by book-entry will cease to be a unitholder of Encore and cease to have any rights as a unitholder of Encore, except the right to receive (i) 0.75 Vanguard common units for each outstanding Encore common unit, and the right to be admitted as an additional member of Vanguard, (ii) any cash to be paid in lieu of any fractional new Vanguard common unit in accordance with the merger agreement and (iii) any distributions in accordance with the merger agreement, in each case, to be issued or paid, without interest, in accordance with the merger agreement. In addition, to the extent applicable, holders of Encore common units as of the effective time will have continued rights to any distribution, without interest, with respect to such Encore common units with a record date occurring prior to the effective time that may have been declared or made by Encore with respect to such Encore common units in accordance with the terms of the merger agreement and which remains unpaid as of the effective time. The unit transfer books of Encore will be closed at the effective time and there will be no further registration of transfers on the unit transfer books of Encore with respect to Encore common units.

For a description of the Vanguard common units, please read “Description of Vanguard Common Units,” and for a description of the comparative rights of the holders of Vanguard common units and Encore common units, please read “Comparison of the Rights of Vanguard and Encore Unitholders.”

Exchange of Certificates; Fractional Units

Exchange Agent

Prior to the effective time, Vanguard will appoint a commercial bank or trust company reasonably acceptable to Encore to act as exchange agent for the purpose of exchanging Encore common units for Vanguard common units and cash as required by the merger agreement. Promptly after the effective time, Vanguard will deposit or will cause to be deposited with the exchange agent for the benefit of the holders of Encore common units, for exchange through the exchange agent, new Vanguard common units and cash as required by the merger agreement. Vanguard has agreed to make available to the exchange agent, from time to time as needed, cash sufficient to pay any distributions pursuant to the merger agreement and to make payments in lieu of any fractional new Vanguard common units pursuant to the merger agreement, in each case without interest. Any cash and new Vanguard common units deposited with the exchange agent (including as payment for any fractional new Vanguard common units and any distributions with respect to such fractional new Vanguard common units) are referred to as the “exchange fund.” The exchange agent will deliver the merger consideration contemplated to be paid for Encore common units pursuant to the merger agreement out of the exchange fund. Except as contemplated by the merger agreement, the exchange fund will not be used for any other purpose.

Exchange Procedures

Promptly after the effective time of the merger, Vanguard will instruct the exchange agent to mail to each applicable holder of Encore common units a letter of transmittal and instructions explaining how to surrender Encore common units to the exchange agent. This letter will contain instructions on how to surrender certificates or book-entry units formerly representing Encore common units in exchange for the merger consideration the holder is entitled to receive under the merger agreement.

Encore common unit certificates should NOT be returned with the enclosed proxy card.  Encore unitholders who deliver a properly completed and signed letter of transmittal and any other documents required by the instructions to the transmittal letter, together with their Encore common unit certificates, if any, will be entitled to receive:

•	new Vanguard common units representing, in the aggregate, the whole number of new Vanguard common units that the holder has the right to receive pursuant to the terms of the merger agreement and as described above under “— Effect of Merger on Outstanding Encore Common Units and Other Interests,” and
•	a check in an amount equal to the aggregate amount of cash that the holder has the right to receive pursuant to the merger agreement, including cash payable in lieu of any fractional new Vanguard common units and distributions pursuant to the terms of the merger agreement.

No interest will be paid or accrued on any merger consideration, any cash payment in lieu of fractional new Vanguard common units, or on any unpaid distributions payable to holders of certificated or book-entry Encore common units.

In the event of a transfer of ownership of Encore common units that is not registered in the transfer records of Encore, the merger consideration payable in respect of those Encore common units may be paid to a transferee, if the certificate representing those Encore common units or evidence of ownership of the book-entry Encore common units is presented to the exchange agent, and in the case of both certificated and book-entry Encore common units, accompanied by all documents required to evidence and effect the transfer and the person requesting the exchange will pay to the exchange agent in advance any transfer or other taxes required by reason of the delivery of the merger consideration in any name other than that of the record holder of those Encore common units, or will establish to the satisfaction of the exchange agent that any transfer or other taxes have been paid or are not payable. Until the required documentation has been delivered and certificates, if any, have been surrendered, as contemplated by the merger agreement, each certificate or book-entry Encore common unit will be deemed at any time after the effective time to represent only the right to receive, upon the delivery and surrender of the Encore common units, the merger consideration payable in respect of Encore common units and any cash or distributions to which the holder is entitled pursuant to the terms of the merger agreement.

All new Vanguard common units to be issued in the merger will be issued in book-entry form, without physical certificates. Upon the issuance of new Vanguard common units to the holders of Encore common units in accordance with the merger agreement and the compliance by such holders with the requirements of Vanguard’s limited liability company agreement, which requirements may be satisfied by each holder of Encore common units by the execution and delivery by such holder of a completed and executed letter of transmittal, Vanguard will be deemed to have automatically consented to the admission of such holder as a member of Vanguard and will reflect such admission on the books and records of Vanguard.

Any portion of the exchange fund constituting Vanguard common units or cash that remains undistributed to the holders of Encore common units after 180 days following the effective time will be delivered to Vanguard upon demand by Vanguard, and after such delivery, any former holders of Encore common units who have not complied with the provisions of the merger agreement will look only to Vanguard for the merger consideration payable in respect of such Encore common units, any cash in lieu of fractional Vanguard common units to which they are entitled pursuant to the merger agreement or any distributions with respect to Vanguard common units to which they are entitled pursuant to the merger agreement, in each case, without any interest. Any amounts remaining unclaimed by holders of Encore common units immediately prior to such time as such amounts would otherwise escheat to or become the property of any governmental entity will, to the extent permitted by applicable law, be held by Vanguard. Without limitation of the foregoing, after 180 days following the effective time any amounts remaining unclaimed by holders of Encore common units will become the property of Vanguard, subject to the legitimate claims of any person previously entitled to such Vanguard common units.

Distributions

No distributions declared or made with respect to Vanguard common units with a record date after the effective time will be paid to the holder of any Encore common units with respect to new Vanguard common units that such holder would be entitled to receive in accordance with the merger agreement and no cash payment in lieu of fractional new Vanguard common units will be paid to any Encore unitholder until the holder has delivered the required documentation and surrendered any certificates or book-entry units as contemplated by the merger agreement. Subject to applicable law, following compliance with the requirements of the merger agreement, the following will be paid to a holder of new Vanguard common units, without interest, (i) promptly after the time of compliance with the merger agreement’s procedures, the amount of any cash payable in lieu of fractional new Vanguard common units to which the holder is entitled pursuant to the merger agreement and the amount of distributions with a record date after the effective time that had already been paid with respect to new Vanguard common units and payable with respect to such new Vanguard common units, and (ii) at the appropriate payment date, the amount of distributions with a record date after the effective time but prior to such delivery and surrender and a payment date subsequent to such compliance payable with respect to such new Vanguard common units.

Fractional Units

No certificates or scrip of Vanguard common units representing fractional Vanguard common units or book entry credit of the same will be issued upon the surrender of Encore common units outstanding immediately prior to the effective time in accordance with the merger agreement, and such fractional interests will not entitle the owner to vote or to have any rights as a holder of any Vanguard common units. Notwithstanding any other provision of the merger agreement, each holder of Encore common units converted in the merger who would otherwise have been entitled to receive a fraction of a Vanguard common unit (after taking into account all Encore common units exchanged by such holder) will be paid in cash (without interest rounded up to the nearest whole cent) in an amount equal to the product of (i) the average closing price of Vanguard common units for the ten consecutive NYSE full trading days ending at the close of trading on the last NYSE full trading day immediately preceding the closing date and (ii) the fraction of a new Vanguard common unit that the holder would otherwise be entitled to receive pursuant to the merger agreement. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, the exchange agent will notify Vanguard, and Vanguard will deposit such amount with the exchange agent and will cause the exchange agent to forward payments to such holders of fractional interests in accordance with the terms of the merger agreement. To the extent applicable, each holder of Encore common units will be deemed to have consented for U.S. federal income tax purposes (and to the extent applicable, state or local income tax purposes) to report the cash received for fractional Vanguard common units in the merger as a sale of a portion of the holder’s Encore common units to Vanguard.

No Liability

To the fullest extent permitted by law, none of Encore GP, Vanguard, VNG, Encore or the surviving entity or their respective representatives will be liable to any holder of Encore common units for any Vanguard common units (or distributions with respect to such Vanguard common units) or cash from the exchange fund delivered to a public official pursuant to any abandoned property, escheat or similar law.

Lost, Stolen or Destroyed Certificates

If any certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and, if required by Vanguard, the posting by such person of an indemnity agreement or bond, in a customary amount, as indemnity against any claim that may be made against it with respect to such certificate, the exchange agent will pay in exchange for such lost, stolen or destroyed certificate the merger consideration payable in respect of Encore common units represented by such certificate and any distributions entitled by such holders pursuant to the merger agreement.

Withholding Rights

The exchange agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to the merger agreement to any holder of Encore common units such amounts as the exchange agent reasonably deems to be required to deduct and withhold under the Internal Revenue Code or any provision of state, local, or foreign tax law, with respect to the making of such payment; provided, however, that the exchange agent will provide reasonable notice to the applicable holders of Encore common units prior to withholding any amounts pursuant to the merger agreement. To the extent that amounts are deducted and withheld by the exchange agent, such amounts will be treated for all purposes of the merger agreement as having been paid to the holder of Encore common units in respect of whom such deduction and withholding was made by the exchange agent.

Investment of the Exchange Fund

Vanguard will cause the exchange agent to invest any cash included in the exchange fund as directed by Vanguard on a daily basis, in Vanguard’s sole discretion; provided, however that (i) any investment of the exchange fund will be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government and (ii) no such investment or loss will affect the amounts payable or the timing of the amounts payable to Encore unitholders pursuant to the merger agreement. Any interest and other income resulting from such investments shall be paid promptly to Vanguard.

Anti-dilution Provisions

In the event of any subdivision, reclassification, recapitalization, split, unit distribution, combination or exchange of units with respect to, or rights in respect of, Encore common units or Vanguard common units (in each case, as permitted pursuant to the merger agreement), the exchange ratio, the merger consideration, the number of new Vanguard common units to be issued in the merger and the average closing price of Vanguard common units will be correspondingly adjusted to provide to the holders of Encore common units the same economic effect as contemplated by the merger agreement prior to such event.

Treatment of Encore LTIP

On and after the effective time, if permitted under the NYSE corporate governance rules with respect to shareholder approval of equity compensation plans and corresponding amendments and any other applicable law without seeking approval of the holders of the Vanguard common units or the Encore common units or the imposition of any other condition (other than compliance with applicable securities laws requirements), (i) the Encore LTIP will be continued by Vanguard and all Encore obligations assumed by Vanguard (including obligations with respect to Encore restricted units in accordance with the merger agreement) and such plan will continue in effect, subject to amendment, termination and/or suspension in accordance with its terms, notwithstanding the occurrence of the merger, (ii) from and after the effective time all references to Encore common units in the Encore LTIP will be substituted with references to Vanguard common units, (iii) the number of Vanguard common units that will be available for delivery under the Encore LTIP from and after the effective time will equal the number of Encore common units that were available for delivery under the Encore LTIP immediately prior to the effective time (reduced by the number of Encore common units subject to outstanding Encore restricted units if such reduction has not already been taken into account), and (iv) no participant in the Encore LTIP will have any right to acquire Encore common units under the Encore LTIP from and after the Effective Time.

If the continuation of the Encore LTIP in accordance with the merger agreement is not permitted, Encore will cause the Encore LTIP to terminate as of the effective time, and no further awards will be granted or issued under the Encore LTIP at or after the effective time.

Actions Pending the Merger

Conduct of Business by Encore and Encore GP

From the date of the merger agreement until the earlier of the effective time and the termination of the merger agreement, and except (i) as expressly contemplated or permitted by the merger agreement, (ii) as may be required by applicable law, or (iii) with the prior written consent of the Vanguard Conflicts Committee (which consent shall not be unreasonably withheld, delayed or conditioned), Encore and Encore GP will not, and will cause each of their respective subsidiaries not to, and neither Vanguard nor VNG will cause Encore or Encore GP to:

•	conduct its business and the business of its subsidiaries other than in the ordinary and usual course;
•	fail to use commercially reasonable efforts to preserve intact its business organizations, goodwill and assets and maintain its rights, franchises and existing relations with customers, suppliers, employees or business associates;
•	take any action that adversely affects the ability of any party to the merger agreement to obtain approvals required under the HSR Act or has or could reasonably be expected to have a material adverse effect (please read “— Representations and Warranties” for a summary of the definition of “material adverse effect” in the merger agreement);
•	(i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional equity or any additional rights, options, warrants, preemptive rights, subscriptions, calls or other rights, convertible securities, exchangeable securities, agreements or commitments of any character obligating such person (or the general partner of such person) to issue, transfer or sell any partnership or other equity interest of such person or any of its Subsidiaries or any securities convertible into or exchangeable for such partnership interests or equity interests, or (b) contractual obligations of such person (or the general partner of such person) to repurchase, redeem or otherwise acquire any partnership interest or other equity interest in such person or any of its Subsidiaries or any such securities or agreements listed above (collectively, “Rights”), (ii) enter into any agreement with respect to the foregoing or (iii) permit any additional equity interests to become subject to new grants of restricted units, phantom units, employee unit options, unit appreciation rights or any similar equity-based employee rights;
•	(i) split, combine or reclassify any of its equity interests or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for its equity interests, or (ii) repurchase, redeem or otherwise acquire, or permit any of its subsidiaries to purchase, redeem or otherwise acquire any partnership or other equity interests or Rights, except for net unit settlements made in connection with the vesting of restricted units or as required by the terms of its securities outstanding on the date of the merger agreement or as contemplated by any existing compensation and benefit plan;
•	(i) sell, lease, dispose of or discontinue all or any portion of its assets, business or properties other than in the ordinary course of business, including distributions permitted under the merger agreement, (ii) acquire, by merger or otherwise, or lease any assets or all or any portion of the business or property of any other entity other than in the ordinary course of business consistent with past practice, (iii) merge, consolidate or enter into any other business combination transaction with any person, or (iv) convert from a limited partnership or limited liability company, as the case may be, to any other business entity;
•	make or declare dividends or distributions (i) to the holders of Encore common units that are special or extraordinary distributions or that are in a cash amount in excess of $0.49 per Encore common unit per quarter, other than increases made consistent with past practice pursuant to applicable Encore GP Board approvals or (ii) to the holders of any other units of or interests in Encore or Vanguard, other than distributions required under the existing Encore partnership agreement by reason of regular quarterly cash distributions to Encore unitholders;

•	amend the partnership agreement of Encore or the limited liability company agreement of Encore GP other than at the effective time in accordance with the merger agreement;
•	except as would not prevent or materially delay the consummation of the merger or other transactions contemplated by the merger agreement past the December 31, 2011 termination date, enter into any material contract;
•	modify, amend, terminate or assign, or waive or assign any rights under any material contract in any material respect in a manner which is materially adverse to Encore and its subsidiaries, taken as a whole, or Vanguard and its subsidiaries, taken as a whole, which could prevent or materially delay the consummation of the merger or the other transactions contemplated by the merger agreement past the December 31, 2011 termination date;
•	waive, release, assign, settle or compromise any claim, action or proceeding, including any state or federal regulatory proceeding seeking damages or injunction or other equitable relief, that is material to Encore and its subsidiaries taken as a whole;
•	implement or adopt any material change in its accounting principles, practices or methods, other than as may be required by U.S. generally accepted accounting principles;
•	fail to use commercially reasonable efforts to maintain, with financially responsible insurance companies, insurance in such amounts and against such risks and losses as is maintained by it at present;
•	change in any material respect any of its express or deemed elections relating to taxes, including elections for any and all joint ventures, partnerships, limited liability companies or other investments where it has the capacity to make such binding election;
•	settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to taxes;
•	change in any material respect any of its methods of reporting income or deductions for U.S. federal income tax purposes from those employed in the preparation of its U.S. federal income tax return for the most recent taxable year for which a return has been filed, except as may be required by applicable law;
•	(i) adopt, enter into, amend or otherwise increase, or accelerate the payment or vesting of the amounts, benefits or rights payable or accrued or to become payable or accrued under, any compensation and benefit plan, (ii) grant any severance or termination pay to any officer or director of Encore or any of its subsidiaries or (iii) establish, adopt, enter into or amend any plan, policy, program or arrangement for the benefit of any current or former directors or officers of Encore or any of its subsidiaries or any of their beneficiaries;
•	other than in the ordinary course of business consistent with past practice and to finance the acquisition of Permian basin assets by Encore Energy Partners Operating, LLC that is contemplated by that certain Purchase and Sale Agreement dated as of June 22, 2011 (i) incur, assume, guarantee or otherwise become liable for any indebtedness (directly, contingently or otherwise), other than borrowings under existing revolving credit facilities, (ii) enter into any material lease (whether operating or capital), (iii) create any lien on its property or the property of its subsidiaries in connection with any pre-existing indebtedness, new indebtedness or lease, or (iv) make or commit to make any capital expenditures other than such capital expenditures as are (A) contemplated in the 2011 capital budget disclosed in Encore’s SEC documents prior to the date of the merger agreement or (B) required on an emergency basis or for the safety of individuals, assets or the environment;
•	authorize, recommend, propose or announce an intention to adopt a plan of complete or partial dissolution or liquidation;
•	except as permitted by the merger agreement, knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties in the merger agreement being or becoming untrue in any material respect at the closing date, (ii) any of the conditions to closing not being satisfied, (iii) any material delay or prevention of the consummation of the merger or (iv) a material violation of any provision of the merger agreement; or
•	agree or commit to do any of the prohibited actions described above.

Conduct of Business by Vanguard and VNG

From the date of the merger agreement until the earlier of the effective time and the termination of the merger agreement, and except (i) as expressly contemplated or permitted by the merger agreement, (ii) as may be required by applicable law, or (iii) with the prior written consent of the Encore Conflicts Committee (which consent shall not be unreasonably withheld, delayed or conditioned), Vanguard and VNG will not, and will cause each of their respective subsidiaries not to:

•	conduct its business and the business of its subsidiaries other than in the ordinary and usual course;
•	fail to use commercially reasonable efforts to preserve intact its business organizations, goodwill and assets and maintain its rights, franchises and existing relations with customers, suppliers, employees or business associates;
•	take any action that adversely affects the ability of any party to obtain approvals required under the HSR Act or has or could reasonably be expected to have a material adverse effect (please read “— Representations and Warranties” for a summary of the definition of “material adverse effect” in the merger agreement);
•	(i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional equity or any additional Rights, (ii) enter into any agreement with respect to the foregoing or (iii) permit any additional equity interests to become subject to new grants of restricted units, phantom units, employee unit options, unit appreciation rights or any similar equity-based employee rights; provided, however, that notwithstanding the foregoing, Vanguard will be permitted to issue and sell up to 4,000,000 Vanguard common units to unaffiliated third persons for fair market value, subject to any applicable and customary underwriters’ or initial purchasers’ discounts and commissions;
•	(i) split, combine or reclassify any of its equity interests or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for its equity interests, or (ii) repurchase, redeem or otherwise acquire, or permit any of its subsidiaries to purchase, redeem or otherwise acquire any partnership or other equity interests or Rights, except for net unit settlements made in connection with the vesting of restricted units or as required by the terms of its securities outstanding on the date of the merger agreement or as contemplated by any existing compensation and benefit plan;
•	merge, consolidate or enter into any other business combination transaction with any person or make any acquisition or disposition that would be likely to have a material adverse effect or enter into any definitive agreement with respect to a Vanguard acquisition proposal;
•	make or declare dividends or distributions (i) to the holders of Vanguard common units that are special or extraordinary distributions or that are in a cash amount in excess of $0.57 per Vanguard common unit per quarter, other than increases made consistent with past practice pursuant to applicable Vanguard board approvals or (ii) to the holders of any other units of or interests in Vanguard, other than distributions required under the existing Vanguard limited liability company agreement by reason of regular quarterly cash distributions to Vanguard unitholders;
•	amend the Vanguard limited liability company agreement as in effect as the date of the merger agreement;
•	except as would not prevent or materially delay the consummation of the merger or other transactions contemplated by the merger agreement past the December 31, 2011 termination date, enter into any material contract;

•	modify, amend, terminate or assign, or waive or assign any rights under any material contract in any material respect in a manner which is materially adverse to Vanguard and its subsidiaries, taken as a whole, or which could prevent or materially delay the consummation of the merger or the other transactions contemplated by the merger agreement past the December 31, 2011 termination date;
•	waive, release, assign, settle or compromise any claim, action or proceeding, including any state or federal regulatory proceeding seeking damages or injunction or other equitable relief, that would be reasonably expected to have a material adverse effect on Vanguard;
•	implement or adopt any material change in its accounting principles, practices or methods, other than as may be required by U.S. generally accepted accounting principles;
•	fail to use commercially reasonable efforts to maintain, with financially responsible insurance companies, insurance in such amounts and against such risks and losses as is maintained by it at present;
•	change in any material respect any of its express or deemed elections relating to taxes, including elections for any and all joint ventures, partnerships, limited liability companies or other investments where it has the capacity to make such binding election;
•	other than in the ordinary course of business consistent with past practice (i) incur, assume, guarantee or otherwise become liable for any indebtedness (directly, contingently or otherwise), other than borrowings under existing revolving credit facilities, (ii) enter into any material lease (whether operating or capital), (iii) create any lien on its property or the property of its subsidiaries in connection with any pre-existing indebtedness, new indebtedness or lease, or (iv) make or commit to make any capital expenditures other than such capital expenditures as are (A) contemplated in the 2011 capital budget disclosed in Vanguard’s SEC documents prior to the date of the merger agreement or (B) required on an emergency basis or for the safety of individuals, assets or the environment;
•	authorize, recommend, propose or announce an intention to adopt a plan of complete or partial dissolution or liquidation;
•	except as permitted by the merger agreement, knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties in the merger agreement being or becoming untrue in any material respect at the closing date, (ii) any of the conditions to closing not being satisfied, (iii) any material delay or prevention of the consummation of the merger or (iv) a material violation of any provision of the merger agreement;
•	sell transfer or otherwise dispose of any Encore common units, Encore GP units or other interests in Encore; or
•	agree or commit to do any of the prohibited actions described above.

Standstill

The Standstill Agreement effective as of March 25, 2011 between Vanguard and the Encore Conflicts Committee will remain in effect until the earlier of the effective time or termination of the merger agreement; provided, however, that Vanguard, its affiliates and its representatives may (a) engage in customary proxy solicitation activities in respect of this joint proxy statement/prospectus in connection with the Encore meeting and (b) take any other action otherwise explicitly authorized by the merger agreement.

Conditions to the Merger

Conditions of Each Party

The respective obligations of the parties to effect the merger are subject to the satisfaction or, if applicable, waiver, on or prior to the closing date of the merger, of each of the following conditions:

•	the merger agreement and the merger will have been approved by the affirmative vote or consent of holders, as of the record date for the Encore meeting, of a majority of the outstanding Encore common units;

•	the issuance of Vanguard common units in connection with the merger will have been approved by the affirmative vote or consent of holders of a majority of the Vanguard common units who vote, provided that the total vote cast represents a majority of the Vanguard common units entitled to vote;
•	any waiting period (including any extended waiting period arising as a result of a request for additional information by the Federal Trade Commission or the U.S. Department of Justice) under the HSR Act will have expired or been terminated. All other filings required to be made prior to the effective time with, and all other consents, approvals, permits and authorizations required to be obtained prior to the effective time from, any governmental authority in connection with the execution and delivery of the merger agreement and the consummation of the transactions contemplated under the merger agreement by the parties or their affiliates will have been made or obtained, except where the failure to obtain such consents, approvals, permits and authorizations could not be reasonably likely to result in a material adverse effect on Vanguard or Encore;
•	no order, decree or injunction of any court or agency of competent jurisdiction will be in effect, and no law will have been enacted or adopted, that enjoins, prohibits or makes illegal the consummation of any of the transactions contemplated by the merger agreement, and no action, proceeding or investigation by any governmental authority with respect to the merger or the other transactions contemplated by the merger agreement will be pending that seeks to restrain, enjoin, prohibit or delay the consummation of the merger or such other transaction or to impose any material restrictions or requirements thereon or on Vanguard or Encore with respect to the merger or the other transactions contemplated by the merger agreement; provided, however, that prior to invoking this condition, the invoking party must have used its commercially reasonable efforts in good faith to consummate the merger as required under the merger agreement;
•	the registration statement of which this joint proxy statement/prospectus is a part will have become effective under the Securities Act and no stop order suspending the effectiveness of the registration statement will have been issued and no proceedings for that purpose will have been initiated or threatened by the SEC; and
•	the Vanguard common units to be issued in the merger will have been approved for listing on the NYSE, subject to official notice of issuance;

Additional Conditions to the Obligations of Vanguard

The obligations of Vanguard to effect the merger are further subject to the satisfaction or waiver by Encore, on or prior to the closing date of the merger, of each of the following conditions:

•	each of the representations and warranties contained in the merger agreement of Encore and Encore GP qualified as to materiality or material adverse effect, will be true and correct in all respects and those not so qualified will be true and correct in all material respects, in each case, as of the date of the merger agreement and upon the closing date with the same effect as though all such representations and warranties had been made on the closing date (in either case, except for any such representations and warranties made as of a specified date, in which case as of such date); provided, however, that no representations and warranties will be deemed to be untrue or incorrect to the extent that any Encore party or Vanguard party had knowledge of such inaccuracy as of the date of the merger agreement; provided, further, however, that the immediately preceding proviso will not be effective if any member of the Encore Conflicts Committee had actual knowledge of any such inaccuracy as of the date of the merger agreement;
•	each and all of the agreements and covenants of Encore and Encore GP to be performed and complied with pursuant to the merger agreement on or prior to the effective time must have been duly performed and complied with in all material respects;
•	Vanguard will have received a certificate signed by the chief executive officer of Encore GP, dated as of the closing date, to the effect that the conditions set forth in the first two bullet points immediately above have been satisfied;

•	Vanguard will have received an opinion from Vinson & Elkins, counsel to Vanguard, to the effect that:
•	the merger and the transactions contemplated by the merger will not result in the loss of limited liability of any member of Vanguard;
•	the merger and the transactions contemplated by the merger agreement will not cause Vanguard or any “Operating Company” (as defined in the Vanguard limited liability company agreement) to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes;
•	at least 90% of the current gross income of Vanguard constitutes qualifying income within the meaning of Section 7704(d) of the Internal Revenue Code;
•	the registration statement of which this joint proxy statement/prospectus is a part accurately sets forth the material federal income tax consequences to the Vanguard unaffiliated unitholders of the merger and the transactions contemplated by the merger agreement; and
•	no gain or loss should be recognized for U.S. federal income tax purposes by existing Vanguard unaffiliated unitholders as a result of the merger (other than gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Internal Revenue Code); and
•	there must not have occurred a material adverse affect with respect to Encore between the signing of the merger agreement and the closing date.

Additional Conditions to the Obligations of Encore

The obligations of Encore to effect the merger are further subject to the satisfaction or waiver by Vanguard, on or prior to the closing date of the merger, of each of the following conditions:

•	each of the representations and warranties contained in the merger agreement of Vanguard, VNG and MergerCo qualified as to materiality or material adverse effect will be true and correct in all respects and those not so qualified will be true and correct in all material respects, in each case, as of the date of the merger agreement and upon the closing date with the same effect as though all such representations and warranties had been made on the closing date (in either case, except for any such representations and warranties made as of a specified date, in which case as of such date);
•	each and all of the agreements and covenants of Vanguard, VNG and MergerCo to be performed and complied with pursuant to the merger agreement on or prior to the closing date must have been duly performed and complied with in all material respects;
•	Encore will have received a certificate signed by the chief executive officer of Vanguard, dated as of the closing date, to the effect that the conditions set forth in the first two bullet points immediately above have been satisfied;
•	Encore will have received an opinion from Bracewell & Giuliani, counsel to the Encore Conflicts Committee, to the effect that:
•	no gain or loss should be recognized for U.S. federal income tax purposes by the holders of Encore common units to the extent Vanguard common units are received in exchange for Encore common units as a result of the merger (other than gain resulting from either (i) any decrease in partnership liabilities pursuant to Section 752 of the Internal Revenue Code or (ii) a sale of the Vanguard common units pursuant to the merger agreement
•	the registration statement of which this joint proxy statement/prospectus is a part accurately sets forth the material federal income tax consequences to the holders of Encore common units of the merger and the transactions contemplated by the merger agreement; and
•	there must not have occurred a material adverse effect with respect to Encore between the date of the merger agreement and the closing date.

Representations and Warranties

The merger agreement contains representations and warranties of the parties to the merger agreement, many of which provide that the representations and warranties do not extend to matters where the failure of the representation and warranty to be accurate would not result in a material adverse effect on the party making the representation and warranty. These representations and warranties concern, among other things:

•	legal organization, existence, general authority and good standing;
•	capitalization;
•	the absence of Encore’s ownership of any equity interests other than in its subsidiaries;
•	power and authorization to enter into and carry out the obligations of the merger agreement, and enforceability of the merger agreement;
•	the absence of defaults, breaches and other conflicts caused by entering into the merger agreement and completing the merger;
•	required board and committee consents and approvals;
•	the absence of required governmental consents and approvals, other than those noted therein;
•	the accuracy of financial statements and reports filed with the SEC;
•	the absence of undisclosed liabilities;
•	compliance with laws;
•	the absence of undisclosed material contracts and the validity of existing material contracts;
•	the absence of brokers other than those noted therein;
•	tax matters;
•	oil and gas matters;
•	environmental matters;
•	title to properties and rights of way;
•	fairness opinions; and
•	the absence of any material adverse effects.

For purposes of the merger agreement, “material adverse effect,” when used with respect to Encore or Vanguard, means any effect that:

•	is or could reasonably be expected to be material and adverse to the financial condition, assets, properties, business, operations, results of operations or prospects of such party or its subsidiaries taken as a whole; or
•	materially impairs or delays, or could reasonably be expected to materially impair or delay, the ability of such party to perform its obligations under the merger agreement or otherwise impede the consummation of the merger and the other transactions contemplated by the merger agreement.

A material adverse effect does not include any of the following or the impact thereof:

•	changes generally affecting the economy in the United States of America;
•	changes in oil and gas prices, including changes in price differentials;
•	changes in general economic conditions in the oil and gas exploration and production industry;
•	changes in law, except for a change in tax law that would make the transactions contemplated by the merger agreement taxable to the holders of Encore common units (other than to the extent that the transactions contemplated by the merger agreement would be expected to be taxable to such holders as of the date of signing the merger agreement, e.g., in respect of cash received for fractional units);

•	earthquakes, hurricanes, floods or other natural disasters,

except if the state of facts, change, development, condition, occurrence or other effect described in the above bullet points, relative to other participants of similar size in the oil and gas exploration and production industry generally, disproportionately impacts the financial condition, assets, properties, business, results of operations or prospects of such party and its subsidiaries, taken as a whole;

•	changes resulting from the announcement of the merger agreement; or
•	changes in the market price or trading volume of Encore common units or Vanguard common units, respectively (except that the underlying causes of any such changes may be considered in determining whether a material adverse effect has occurred).

Covenants

Vanguard and Encore made the covenants described below:

Efforts

Subject to the terms and conditions of the merger agreement, such parties will use their commercially reasonable efforts in good faith (subject to, and in accordance with, applicable laws) to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, desirable or advisable, so as to permit and enable prompt consummation of the merger and the other transactions contemplated by the merger agreement, including (a) using commercially reasonable efforts to obtain (and cooperating with the other parties to obtain) any third-party approval or any approval by any governmental authority (including any approvals required under the HSR Act) that is required to be obtained by Vanguard or Encore or any of their respective subsidiaries in connection with the merger and the other transactions contemplated by the merger agreement, (b) using commercially reasonable efforts to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated by the merger agreement, and (c) using commercially reasonable efforts to defend any litigation seeking to enjoin, prevent or delay the consummation of the transactions contemplated by the merger agreement or seeking material damages. Each of such parties will (x) cooperate fully with the other parties to that end and (y) furnish to the other parties copies of all correspondence, filings and communications between it and its affiliates and any governmental authority with respect to the transactions contemplated by the merger agreement.

Unitholder Approvals

Subject to the terms and conditions of the merger agreement, Vanguard will take, in accordance with applicable law, applicable stock exchange rules and the Vanguard limited liability agreement, all action necessary to call, hold and convene the Vanguard meeting to consider and vote upon the approval of the Vanguard common unit issuance, and any other matters required to be approved by Vanguard unitholders for consummation of the merger transactions, as promptly as practicable after the registration statement of which this joint proxy statement/prospectus is a part is declared effective. The Vanguard Conflicts Committee and the Vanguard Board will recommend approval of the Vanguard common unit issuance to the holders of Vanguard common units, and Vanguard will take all reasonable lawful action to solicit such approval by the holders of Vanguard common units.

Subject to the terms and conditions of the merger agreement, and except as described in the last paragraph of this subsection, Encore will take, in accordance with applicable law, applicable stock exchange rules and Encore’s partnership agreement, all action necessary to call, hold and convene the Encore meeting to consider and vote upon the approval of the merger agreement and the merger, and any other matters required to be approved by Encore unitholders for consummation of the merger transactions, as promptly as practicable after the registration statement of which this joint proxy statement/prospectus is a part is declared effective. Subject to the next paragraph, the Encore Conflicts Committee and the Encore GP Board will recommend approval of the merger agreement and the merger to the holders of Encore common units, and Encore will take all reasonable lawful action to solicit such approval by the holders of Encore common units. Except as provided in the next paragraph, (i) neither the Encore Conflicts Committee nor the Encore GP Board will (A) withdraw, modify or qualify in any manner adverse to Vanguard the recommendation of Encore or

(B) publicly approve, adopt or recommend, or publicly propose to approve, adopt or recommend, any acquisition proposal, and (ii) none of Encore GP, Encore or any of their subsidiaries will execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement, or other similar contract providing for any acquisition proposal. The actions described in clause (i) of this paragraph are referred to in this joint proxy statement/prospectus as an “Encore Change in Recommendation.”

Notwithstanding the above paragraph, at any time prior to obtaining the Encore unitholder approval, the Encore Conflicts Committee or the Encore GP Board may make an Encore Change in Recommendation if it has determined in good faith, after consultation with its outside legal counsel and financial advisors, that failure to make an Encore Change in Recommendation would be inconsistent with its duties under Encore’s partnership agreement or applicable law; provided, however, that the Encore Conflicts Committee will not be entitled to exercise its right to make an Encore Change in Recommendation pursuant to this sentence unless (i) Encore has not engaged in a willful and material breach of its covenant related to acquisition proposals described more fully under “— Acquisition Proposals,” (ii) Encore has provided to Vanguard and the Vanguard Conflicts Committee three business days prior written notice, advising Vanguard that the Encore Conflicts Committee intends to take such action and specifying the reasons for taking such action in reasonable detail, including, if a reason for the Encore Change in Recommendation is an acquisition proposal, the terms and conditions of such acquisition proposal and the identity of the person making such acquisition proposal (it being understood that any amendment to the terms of any such acquisition proposal will require a new written notice, as described above, and an additional three business day period), (iii) if a reason for the Encore Change in Recommendation is an acquisition proposal, Encore has provided to Vanguard all materials and information delivered or made available to the person or group of persons making such acquisition proposal pursuant to the merger agreement (to the extent not previously provided to Vanguard), (iv) each of Encore GP, Encore and the Encore Conflicts Committee has negotiated, and has used its commercially reasonable efforts to cause its representatives to negotiate, in good faith with Vanguard during such notice period to enable Vanguard to revise the terms of the merger agreement such that it would obviate the need for making the Encore Change in Recommendation, and (v) following the end of such notice period, the Encore Conflicts Committee will have considered in good faith any changes to the merger agreement proposed by Vanguard and will have determined that the failure to make an Encore Change in Recommendation would continue to be inconsistent with its duties under Encore’s partnership agreement or applicable law even if such revisions proposed by Vanguard were to be given effect. Any Encore Change in Recommendation will not invalidate the approval (or “Special Approval” as defined in Encore’s partnership agreement) of the merger agreement or any other approval of the Encore Conflicts Committee, including in any respect that would have the effect of causing any state’s (including Delaware) corporate takeover statute or other similar statute to be applicable to the transactions contemplated by the merger agreement, including the merger.

Notwithstanding anything to the contrary in the merger agreement, if there occurs an Encore Change in Recommendation in accordance with the merger agreement, Encore and Encore GP will, upon request of the Encore Conflicts Committee, (i) no longer call, hold or convene the Encore meeting to consider and vote upon the approval of the merger agreement and the merger, and any other matters required to be approved by Encore unitholders for consummation of the merger transactions, and (ii) cancel any previously called Encore unitholder meeting.

Registration Statement

Each of Vanguard and the Encore parties agree to cooperate in the preparation of the registration statement (including this joint proxy statement/prospectus) to be filed by Vanguard with the SEC in connection with the issuance of new Vanguard common units in the merger as contemplated by the merger agreement. Vanguard agrees to file the registration statement with the SEC as promptly as practicable. Each of Encore and Vanguard agrees to use all commercially reasonable efforts to cause the registration statement to be declared effective under the Securities Act as promptly as practicable after filing of the registration statement. Vanguard also agrees to use commercially reasonable efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by the merger agreement. Each of Vanguard and Encore agrees to furnish to the other party all information concerning Vanguard and its subsidiaries or Encore, or Encore GP and its subsidiaries, as applicable, and the officers, directors and unitholders of Vanguard and Encore and any applicable affiliates, as applicable, and to take such other action as may be reasonably requested in connection with the foregoing. No filing of the registration statement may be made by Vanguard, and no filing of the joint proxy statement/prospectus may be made by Vanguard or Encore, in each case without providing the other party a reasonable opportunity to review and comment on such registration statement and joint proxy statement/prospectus.

Each of the Encore parties and Vanguard agrees, as to itself and its subsidiaries, that (i) none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the registration statement of which this joint proxy statement/prospectus is a part will, at the time such registration statement and each amendment or supplement to such registration statement, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated in such registration statement or any amendment or supplement or necessary to make the statements in such registration statement or any amendment or supplement, in light of the circumstances under which they were made, not misleading, and (ii) the joint proxy statement/prospectus and each amendment or supplement to the joint proxy statement/prospectus will, (A) at the date of mailing to the holders of Encore common units and at the time of the Encore meeting, and (B) at the date of mailing to the holders of Vanguard common units and at the time of the Vanguard meeting, in each case, not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements in the joint proxy statement/prospectus, in the light of the circumstances under which they were made, not misleading. Each of the Encore parties and Vanguard further agrees that if it becomes aware prior to the closing date of any information that would cause any of the statements in the registration statement or the joint proxy statement/prospectus to be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements in the registration statement or the joint proxy statement/prospectus, in the light of the circumstances under which they were made, not false or misleading, it will promptly inform the other parties thereof and take the necessary steps to correct such information in an amendment or supplement to the registration statement or the joint proxy statement/prospectus. No amendment or supplement to the registration statement will be made by Vanguard, and no amendment or supplement to the joint proxy statement/prospectus will made by Vanguard or Encore, in each case without providing the other party a reasonable opportunity to review and comment on such registration statement and joint proxy statement/prospectus.

Vanguard will advise Encore, promptly after Vanguard receives notice thereof, of (i) the time when the registration statement has become effective or any supplement or amendment has been filed, (ii) the issuance of any stop order or the suspension of the qualification of the Vanguard common units for offering or sale in any jurisdiction, (iii) the initiation or threat of any proceeding for any such purpose, or (iv) any request by the SEC for the amendment or supplement of the registration statement of which this joint proxy statement/prospectus is a part or the joint proxy statement/prospectus or for additional information.

Each of Vanguard and Encore will use its commercially reasonable efforts to cause this joint proxy statement/prospectus to be mailed to its unitholders as soon as practicable after the effective date of the registration statement of which this joint proxy statement/prospectus is a part.

Press Releases

Prior to an Encore Change in Recommendation, if any, none of Encore and Vanguard will, without the prior approval of (a) in the case of Vanguard, the Encore Conflicts Committee, and (b) in the case of Encore, the Vanguard Conflicts Committee, issue any press release or written statement for general circulation relating to the transactions contemplated by the merger agreement, except as otherwise required by applicable law or the rules of the NYSE, in which case it will consult with the other party before issuing any such press release or written statement.

Access; Information

Upon reasonable notice and subject to applicable laws relating to the exchange of information, each party will, and will cause its subsidiaries to, afford the other parties and their representatives, access, during normal business hours throughout the period prior to the effective time, to all of its properties, books, contracts, commitments and records, and to its representatives, and, during such period, it and its subsidiaries will furnish promptly to such person and its representatives (i) a copy of each material report, schedule and other document filed by it pursuant to the requirements of federal or state securities law (other than reports or documents that Vanguard or Encore or their respective subsidiaries, as the case may be, are not permitted to disclose under applicable law) and (ii) all other information concerning its business, properties and personnel as the other parties may reasonably request. Neither Encore nor Vanguard nor any of their respective subsidiaries will be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of the institution in possession or control of such information or contravene any law, fiduciary duty or binding agreement entered into prior to the date of the merger agreement or allow any invasive sampling or testing of their properties. The parties to the merger agreement will make appropriate substitute disclosure arrangements under the circumstances in which the restrictions described in the immediately preceding sentence apply.

Vanguard and Encore, respectively, will not use any information obtained pursuant to the merger agreement (to which it was not entitled under law or any agreement other than the merger agreement) for any purpose unrelated to (i) the consummation of the transactions contemplated by the merger agreement or (ii) the matters contemplated by the provisions of the merger agreement, and will hold all information and documents obtained pursuant to the provisions of the merger agreement in confidence. No investigation by either party of the business and affairs of the other will affect or be deemed to modify or waive any representation, warranty, covenant or agreement in the merger agreement, or the conditions to either party’s obligation to consummate the transactions contemplated by the merger agreement.

Acquisition Proposals

As defined in the merger agreement, “acquisition proposal” means any proposal or offer from or by any person other than Vanguard, VNG, Encore GP, MergerCo or their respective subsidiaries relating to: (a) any direct or indirect acquisition of (i) more than 15% of the assets of Encore and its subsidiaries, taken as a whole, (ii) more than 15% of the outstanding Encore common units or (iii) a business or businesses that constitute more than 15% of the cash flow, net revenues, net income or assets of Encore and its subsidiaries, taken as a whole; (b) any “tender offer” or “exchange offer,” as defined under the Exchange Act, that, if consummated, would result in any such person beneficially owning more than 15% of the outstanding Encore common units; or (c) any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Encore, other than the merger.

Encore GP and Encore will, and they will cause their subsidiaries and representatives to (i) immediately cease and terminate any solicitation, encouragement, discussions or negotiations with any person that may be ongoing with respect to or that may reasonably be expected to lead to an acquisition proposal, and (ii) request such person to promptly return or destroy all confidential information concerning Encore and its subsidiaries.

Neither Encore GP nor Encore will, and they will cause their subsidiaries and use their commercially reasonable efforts to cause their representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or facilitate (including by way of furnishing information) any inquiries regarding, or the making or submission of any proposal or offer that constitutes, or may reasonably be expected to lead to, an acquisition proposal, (ii) conduct or participate in any discussions or negotiations regarding any acquisition proposal, or (iii) furnish to any person any non-public information or data relating to Encore or any of its subsidiaries or afford access to the business, properties, assets, or, except as required by law or Encore’s partnership agreement, books or records of Encore or any of its subsidiaries. Notwithstanding the foregoing, at any time prior to obtaining the Encore unitholder approval, the Encore Conflicts Committee may take the actions described in clauses (ii) and (iii) above with respect to a third person that makes a bona fide unsolicited written acquisition proposal that did not result from a knowing and intentional material breach of the merger agreement, if (A) the Encore Conflicts Committee, after consultation with its outside legal counsel and financial advisors, determines in good faith that the failure to take such action would be inconsistent with its duties under Encore’s partnership agreement or applicable law, and (B) prior to furnishing any such non-public information to such third person (including any such information pertaining to Encore subsidiaries in which Vanguard has an equity interest or transactions to which Vanguard is a party), Encore receives from such third person an executed confidentiality agreement. Such confidentiality agreement must be of the nature generally used in circumstances similar to those contemplated in transactions of this type, as determined by the Encore Conflicts Committee in its reasonable business judgment; provided, however, that such confidentiality agreement must (a) have a term of not less than two years, (b) provide that all non-public information pertaining to Encore and/or Vanguard be protected as confidential information, subject to customary exceptions, (c) contain a provision relating to a “standstill” with respect both the Encore common units and the Vanguard common units that is no less favorable to Vanguard than the form of standstill provision contained in an annex to the merger agreement, and (d) provide that Vanguard is a third-party beneficiary with respect to any breach thereof. Encore may amend or waive the terms of such confidentiality agreement in its discretion, except that Vanguard has the right to approve or consent to any amendment or waiver (i) of the two-year or more term of the confidentiality agreement, (ii) that would have the effect of causing any non-public information pertaining to Encore or Vanguard that is protected as confidential information under such confidentiality agreement not to be protected as confidential information, (iii) of the standstill provision, or (iv) of Vanguard’s ability to enforce its rights as a third-party beneficiary to such confidentiality agreement. Encore GP and Encore will as promptly as practicable (in all events within 48 hours) provide to Vanguard a copy of such confidentiality agreement.

Encore GP and Encore will, as promptly as practicable (and in any event within 48 hours), advise Vanguard in writing of any request for non-public information or any acquisition proposal received from any third person, or any inquiry or request for discussions or negotiations with respect to any acquisition proposal, and the material terms of such request, acquisition proposal or inquiry. Encore GP and Encore will, as promptly as practicable (and in all events within 48 hours), provide to Vanguard copies of any written materials received by Encore GP, Encore or any of their subsidiaries or representatives in connection with any of the foregoing, and the identity of the person or group making any such request, acquisition proposal or inquiry.

Encore GP and Encore will keep Vanguard reasonably informed of the status of any material developments regarding any acquisition proposal on a reasonably current basis. Encore GP and Encore agree that they and their subsidiaries will not enter into any confidentiality agreement with any person that prohibits Encore GP or Encore or any of their subsidiaries from providing any information to Vanguard in accordance with this merger agreement. From and after the date of the merger agreement, neither Encore GP nor Encore nor any of their subsidiaries will grant any waiver, amendment or release under any standstill agreement with any third person without the prior written consent of Vanguard. Encore GP and Encore will use commercially reasonable efforts to enforce any such agreement at the request of or on behalf of Vanguard.

Nothing contained in the merger agreement will prevent Encore, Encore GP, the Encore GP Board or the Encore Conflicts Committee from taking and disclosing to the holders of Encore common units a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to holders of Encore common units) or from making any legally required disclosure to holders of Encore common units. Any “stop-look-and-listen” communication by Encore, Encore GP, the Encore GP Board, or the Encore Conflicts Committee to the limited partners of Encore pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any similar communication to the holders of Encore common units) will not be considered an Encore Change in Recommendation or a failure to make, or a withdrawal, modification or change in any manner adverse to Vanguard of, all or a portion of the Encore recommendation.

The Encore parties acknowledged in the merger agreement that the agreements contained in above mentioned paragraphs in this subsection are an integral part of the transactions contemplated by the merger agreement, and that, without these agreements, the Vanguard parties would not have entered into the merger agreement. Accordingly, (i) if a court of competent jurisdiction finds that the Encore Conflicts Committee knowingly and intentionally breached or took action inconsistent with its duties under Encore’s partnership agreement or applicable law, (ii) if there has been any injunction or other order issued by any court of competent jurisdiction, or other legal restraint or prohibition (in each case based in whole or in part upon the finding described in clause (i)), that would (A) require or permit any of the Encore parties or any of their representatives to act or fail to act in a manner that would, in the absence of such injunction, order, legal restraint or prohibition, constitute a violation of the above mentioned paragraphs or (B) limit the rights of the Vanguard parties in any respect under the provisions of the merger agreement, and (iii) if the Encore parties act or fail to act in a manner that would, in the absence of such injunction, order, legal restraint or prohibition, constitute a violation of the merger agreement that would permit Vanguard to terminate the merger agreement, then Vanguard will have the right to terminate this merger agreement pursuant to the merger agreement termination provisions.

Takeover Laws

Neither Encore nor Vanguard will take any action that would cause the transactions contemplated by the merger agreement to be subject to requirements imposed by any takeover laws, and each of them will take all necessary steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by the merger agreement from, or if necessary challenge the validity or applicability of, any rights plan adopted by such party or any applicable takeover law, as in effect on the date of the merger agreement or thereafter, including takeover laws of any state that purport to apply to the merger agreement or the transactions contemplated by the merger agreement.

No Rights Triggered

Each of Encore and Vanguard will take all steps necessary to ensure that the entering into of the merger agreement and the consummation of the transactions contemplated by the merger agreement and any other action or combination of actions, or any other transactions contemplated by the merger agreement, do not and will not result in the grant of any rights to any person (i) in the case of Encore, under Encore’s partnership agreement, and, in the case of Vanguard, under the Vanguard limited liability company agreement or (ii) under any material agreement to which it or any of its subsidiaries is a party.

New Common Units Listed

Vanguard will use its commercially reasonable efforts to list, prior to the closing, on the NYSE, upon official notice of issuance, the Vanguard common units to be issued in the merger.

Third Party Approvals

Subject to the terms and conditions of the merger agreement, Vanguard and Encore and their respective subsidiaries will cooperate and use their respective commercially reasonable best efforts to prepare all documentation, to effect all filings, to obtain all permits, consents, approvals and authorizations of all governmental authorities and third parties necessary to consummate the transactions contemplated by the merger agreement and to comply with the terms and conditions of such permits, consents, approvals and authorizations and to cause the merger to be consummated as expeditiously as practicable. Each of Vanguard and Encore will have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to, all material written information submitted to any third party or any governmental authorities in connection with the transactions contemplated by the merger agreement. In exercising the foregoing right, each of the parties to the merger agreement agrees to act reasonably and promptly. Each party to the merger agreement agrees that it will consult with the other parties with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and governmental authorities necessary or advisable to consummate the transactions contemplated by the merger agreement, and each party will keep the other parties apprised of the status of material matters relating to completion of the transactions contemplated by the merger agreement.

Each of Vanguard and Encore agrees, upon request, to furnish the other party with all information concerning itself, its subsidiaries, directors, officers and unitholders and such other matters as may be reasonably necessary or advisable in connection with the registration statement, this joint proxy statement/prospectus or any filing, notice or application made by or on behalf of such other party or any of such other party’s subsidiaries to any governmental authority in connection with the transactions contemplated by the merger agreement.

Indemnification; Directors’ and Officers’ Insurance

Without limiting any additional rights that any director, officer, trustee, employee, agent, or fiduciary may have under any employment or indemnification agreement or under Encore’s partnership agreement, the existing limited liability company agreement of Encore GP or the merger agreement or, if applicable, similar organizational documents or agreements of any of Encore’s subsidiaries, from and after the effective time, Encore GP, Vanguard and the surviving entity, jointly and severally, will: (i) indemnify and hold harmless each person who is at the date of the merger agreement or during the period from the date of the merger agreement through the date of the effective time serving as a director or officer of Encore GP or of any of its respective subsidiaries or as a trustee of (or in a similar capacity with) any compensation and benefit plan of any thereof (collectively, the “Indemnified Parties”) to the fullest extent authorized or permitted by applicable law, as in effect at or after the time of the merger agreement, in connection with any claim arising from his or her service in such capacity and any losses, claims, damages, liabilities, costs, indemnification expenses, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) resulting therefrom; and (ii) promptly pay on behalf of or, within 15 days after any request for advancement, advance to each of the Indemnified Parties, any indemnification expenses incurred in defending, serving as a witness with respect to or otherwise participating with respect to any such claim in advance of the final disposition of such claim, including payment on behalf of or advancement to the Indemnified Party of any indemnification expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification and/or advancement, in each case without the requirement of any bond or other security. The indemnification and advancement obligations of Vanguard, VNG and the surviving entity pursuant to the merger agreement will extend to acts or omissions occurring at or before the effective time and any claim relating the merger agreement (including with respect to any acts or omissions occurring in connection with the approval of the merger agreement and the consummation of the merger and the transactions contemplated by the merger agreement, including the consideration and approval thereof and the process undertaken in connection with the approval of the merger agreement and any claim relating the consummation of the merger), and all rights to indemnification and advancement conferred under the merger agreement will continue as to any Indemnified Party who has ceased to be a director or officer of Encore GP after the date of the merger agreement and will inure to the benefit of such person’s heirs, executors and personal and legal representatives. Neither Vanguard, VNG, Encore GP nor the surviving entity will settle, compromise or consent to the entry of any judgment in any actual or threatened action in respect of which indemnification has been or could be sought by such Indemnified Party under the merger agreement unless the settlement, compromise or judgment includes an unconditional release of that Indemnified Party from all liability arising out of that action without admission or finding of wrongdoing, or that Indemnified Party otherwise consents to such settlement, compromise or judgment.

Without limiting the foregoing, Vanguard, VNG, Encore GP and MergerCo agree that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the effective time existing as of the time of the merger agreement in favor of the indemnitees as provided in Encore’s partnership agreement and Encore GP’s limited liability company agreement (or, as applicable, the charter, bylaws, partnership agreement, limited liability company agreement, or other organizational documents of any of Encore’s subsidiaries) and indemnification agreements of Encore or Encore GP or any of their respective subsidiaries will be assumed by the surviving entity, VNG, Vanguard and Encore GP in the merger without further action, at the effective time and will survive the merger and will continue in full force and effect in accordance with their terms.

For a period of six years from the effective time, the Encore agreement of limited partnership and the Encore GP limited liability company agreement will contain provisions no less favorable with respect to indemnification, advancement of expenses, exculpation and limitations on liability of directors and officers than are set forth in Encore’s partnership agreement and Encore GP’s limited liability company agreement, which provisions will not be amended, repealed or otherwise modified for a period of six years from the effective time in any manner that would affect adversely the rights under Vanguard’s limited liability company agreement, of individuals who, at prior to the effective time were Indemnified Parties, unless such modification is required by law, and then only to the minimum extent required by law.

For a period of six years from the effective time, Vanguard will maintain in effect the current directors’ and officers’ liability insurance policies covering the Indemnified Parties (but may substitute other policies of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the Indemnified Parties so long as that substitution does not result in gaps or lapses in coverage) with respect to matters occurring on or before the effective time, but Vanguard will be required to pay annual premiums in excess of 250% of the last annual premiums paid for the insurance policies prior to the date of the merger agreement and will purchase the maximum amount of coverage that can be obtained for that amount if the coverage described in the merger agreement would cost in excess of that amount.

If Vanguard, VNG, Encore GP, the surviving entity or any of their respective successors or assigns (i) consolidates with or merges with or into any other person and will not be the continuing or surviving corporation, partnership or other entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successors and assigns of Vanguard, VNG, Encore GP or the surviving entity assume the obligations set forth in the provisions of the merger agreement summarized under this section “— Indemnification; Directors’ and Officers’ Insurance.”

Vanguard, VNG and Encore GP will cause the surviving entity to perform all of the obligations of the surviving entity under these provisions of the merger agreement.

These provisions will survive the consummation of the merger and are intended to be for the benefit of, and will be enforceable by, the Indemnified Parties and the indemnitees and their respective heirs and personal representatives, and will be binding on Vanguard, VNG, Encore GP, the surviving entity and their respective successors and assigns.

Notification of Certain Matters

Each of Encore and Vanguard will give prompt notice to the other of (a) any fact, event or circumstance known to it that (i) could reasonably be expected, individually or taken together with all other facts, events and circumstances known to it, to result in any material adverse effect with respect to it or (ii) could cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein, and (b) (i) any change in its financial condition or business or (ii) any litigation or governmental complaints, investigations or hearings, in each case to the extent such change, litigation, complaints, investigations, or hearings result in, or could reasonably be expected to result in, a material adverse effect.

Rule 16b-3

Prior to the effective time, Encore will take any steps as may be reasonably requested by any party of the merger agreement to cause dispositions of Encore equity securities (including derivative securities) pursuant to the transactions contemplated by the merger agreement by each individual who is a director or officer of Encore to be exempt under Rule 16b-3 promulgated under the Exchange Act in accordance with that certain No-Action Letter dated January 12, 1999 issued by the SEC regarding such matters.

Encore Amended and Restated Partnership Agreement; Encore GP Amended and Restated Limited Liability Company Agreement

Effective as of the effective time, (a) Encore GP and VNG will execute and make effective an amended and restated partnership agreement of Encore and (b) VNG will execute and make effective an amended and restated limited liability company agreement of Encore GP. Please also read “— Structure of the Merger and Related Transactions” for additional information.

Encore GP Board Membership

The members of the Encore GP Board following the effective time will be as set forth in the amended and restated limited liability company agreement of Encore GP.

Distributions

Each of Encore GP and Vanguard will consult with the other regarding the declaration and payment of distributions in respect of the Encore common units and the Vanguard common units and the record and payment dates relating to any such distributions, so that no Encore unitholder will receive two distributions, or fail to receive one distribution, for any single calendar quarter with respect to its applicable Encore common units or any Vanguard common units any such Encore unitholder receives in exchange for his Encore common units pursuant to the merger. Encore will declare and pay, and Encore GP will cause Encore to declare and pay, regular quarterly cash distributions to holders of Encore common units in such amounts and on such declaration, record and payment dates as are approved by the majority of the Encore Conflicts Committee acting in good faith; provided, however, that if the amount of such quarterly cash distribution exceeds $0.49, the majority of the Encore GP Board, acting in good faith, must approve such quarterly cash distributions.

Encore Conflicts Committee

Prior to the effective time, neither any Vanguard party nor any of their subsidiaries will, without the consent of at least two members of the Encore Conflicts Committee, eliminate the Encore Conflicts Committee, revoke or diminish the authority of the Encore Conflicts Committee or remove or cause the removal of any director of Encore GP that is a member of the Encore Conflicts Committee either as a director or as a member of such committee. For the avoidance of doubt, this provision of the merger agreement will not apply to the filling in accordance with the provisions of the Encore GP existing limited liability company agreement of any vacancies caused by a resignation of any such director.

Termination

Notwithstanding anything in the merger agreement to the contrary, the merger agreement may be terminated and the merger may be abandoned at any time prior to the effective time whether before or after Encore unitholder approval:

•	by mutual written consent of Vanguard and Encore;
•	by either Vanguard or Encore upon written notice to the other if:
•	the merger is not completed on or before December 31, 2011; provided, however, that the right to terminate the merger agreement due to the failure to complete the merger on or before December 31, 2011 will not be available to a party whose failure to fulfill any material obligation under the merger agreement or other material breach of the merger agreement has been the primary cause of, or resulted in, the failure of the merger to have been consummated on or before December 31, 2011;
•	any governmental authority has issued a final and nonappealable statute, rule, order, decree or regulation or taken any other action that permanently restrains, enjoins or prohibits the consummation of the merger, or makes the merger illegal, so long as the terminating party is not then in material breach of the merger agreement;
•	Encore does not obtain Encore unitholder approval in accordance with the provisions summarized under “— Covenants — Encore Unitholder Approval”; provided, however, that Encore’s right to terminate the merger agreement as described in this bullet point will not, however, be available to Encore if the failure to obtain the Encore unitholder approval was caused by the action or failure to act of Encore and such action or failure to act constitutes a material breach by Encore of its covenant regarding unitholder approval;
•	Vanguard does not obtain Vanguard unitholder approval in accordance with the provisions summarized under “— Covenants — Vanguard Unitholder Approval”; provided, however, that Vanguard’s right to terminate the merger agreement due to the failure to obtain Vanguard unitholder approval will not be available to Vanguard if the failure to obtain the Vanguard unitholder approval was caused by the action or failure to act of Vanguard and such action or failure to act constitutes a material breach by Vanguard of its covenant regarding unitholder approvals;
•	there has been a material breach of or any material inaccuracy in any of the representations or warranties set forth in the merger agreement on the part of any of the other parties, which breach is not cured within 30 days following receipt by the breaching party of written notice of its breach from the terminating party, or which breach, by its nature, cannot be cured prior to December 31, 2011, provided in any such case that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement. No party will have the right, however, to terminate the merger agreement pursuant to the provision summarized in this bullet point unless the breach of a representation or warranty, together with all other such breaches, would entitle the party receiving such representation not to consummate the transactions contemplated by the merger agreement because the closing conditions described in the first bullet point under “— Conditions to the Merger — Additional Conditions to the Obligations of Encore” or “— Conditions to the Merger — Additional Conditions to the Obligations of Vanguard,” as applicable, have not been met;
•	there has been a material breach of any of the covenants or agreements set forth in the merger agreement on the part of any of the other parties to the merger agreement, and the breach has not been cured within 30 days following receipt by the breaching party of written notice of such breach from the terminating party, or which breach, by its nature, cannot be cured prior to the December 31, 2011, so long as the terminating party itself is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement. In no event, however, will any party have the right to terminate the merger agreement pursuant to the provision summarized in this bullet point unless the breach of covenants or agreements, together with all other such breaches, would entitle the party receiving the benefit of such covenants or agreements not to consummate the transactions contemplated by the merger agreement because the closing conditions described in the first bullet point under “— Conditions to the Merger — Additional Conditions to the Obligations of Encore” or “— Conditions to the Merger — Additional Conditions to the Obligations of Vanguard,” as applicable, have not been met; or
•	an Encore Change in Recommendation has occurred.

Fees and Expenses

Whether or not the merger is consummated, all costs and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring such costs and expenses, except as provided below.

If the merger agreement is terminated by Vanguard or Encore due to an Encore Change in Recommendation, then Encore will pay to Vanguard an amount up to the termination fee of $20.0 million calculated as follows:

•	Prior to the end of the calendar year in which the merger agreement is terminated and within five business days from the date on which Vanguard provides Encore with a notice setting forth the estimated maximum remaining amount which may still be taken into the gross income of Vanguard without exceeding the permissible non-qualifying income limits for a publicly traded partnership for purposes of Section 7704 of the Internal Revenue Code, after taking into consideration all other sources of non-qualifying income (the “estimated non-qualifying income cushion”), Encore will pay to Vanguard a portion of the termination Fee equal to no greater than 70% of the estimated non-qualifying income cushion (such amount being the “preliminary amount”).
•	During the calendar year following the date on which the amount described in the preceding was paid to Vanguard but prior to the passage of 30 business days following the filing of the IRS Form 1065 for the prior year, Vanguard will submit to Encore a certificate identifying the actual maximum remaining amount which may still be taken into the gross income of Vanguard without exceeding the permissible non-qualifying income limits for a publicly traded partnership (for purposes of Section 7704 of the Internal Revenue Code), after taking into consideration all other sources of non-qualifying income from the prior year other than the preliminary amount (the “final non-qualifying income cushion”). If the preliminary amount (A) less than 90% of the final non-qualifying income, then Encore will pay to Vanguard an amount which, when combined with the preliminary amount, will equal 90% of the final non-qualifying income, and (B) greater than 90% of the final non-qualifying income, then Vanguard will return to Encore an amount equal to the excess of the preliminary amount over 90% of the final non-qualifying income. Any payment described in this paragraph will be made by Vanguard or Encore, as applicable, by wire transfer of immediately available funds to an account designated by Vanguard or Encore, as applicable within five business days following the delivery of the final non-qualifying income certificate.

If the merger agreement is terminated by Vanguard based on a material breach of any representation, warranty or covenant as described above in the fifth and sixth bullet points under “— Termination,” then Encore will pay to Vanguard the expenses of Vanguard up to $3.0 million.

If the merger agreement is terminated by Encore based on a material breach of any representation, warranty or covenant as described above in the fifth and sixth bullet points under “— Termination,” then Vanguard will pay to Encore the expenses of Encore up to $3.0 million.

Except as otherwise provided in the merger agreement, any payment of the termination fee or expenses will be made by wire transfer of immediately available funds to an account designated by Vanguard or an account designated by Encore, as applicable, within one business day following the event that triggered the obligation to make such payment. The parties acknowledge that the agreements contained under “— Fees and Expenses” are an integral part of the transactions contemplated by the merger agreement, and that, without these agreements, none of the parties would enter into the merger agreement.

Effect of Termination

In the event of the termination of the merger agreement, written notice will immediately be given by the terminating party to the other parties specifying the provision of the merger agreement pursuant to which such termination is made, and except as provided in this paragraph, the merger agreement (other than the above section”— Fees and Expenses” and certain other specific sections of the merger agreement) will immediately become null and void after the expiration of any applicable period following such notice. In the event of such termination, there will be no liability on the part of any party, except as set forth in the above section “— Fees and Expenses” and except with respect to the requirement to comply with the confidentiality agreement; provided, however, that nothing in the merger agreement will relieve any party from any liability or obligation with respect to fraud or the willful and material breach of a covenant or agreement contained in the merger agreement. In the case of fraud or willful and material breach of a covenant or agreement contained in the merger agreement, then Vanguard or Encore, as the case may be, will be entitled to all remedies available at law or in equity. For purposes of the merger agreement, “willful and material breach” means a deliberate act or failure to act, which act or failure to act constitutes in and of itself a material breach of the merger agreement that the breaching party is aware would or would reasonably be expected to breach its obligations under the merger agreement.

No Third Party Beneficiaries

While the merger agreement is not intended to confer upon you or any person other than Vanguard, VNG, MergerCo, Encore and Encore GP any rights or remedies, it provides a limited exception whereby Encore GP’s directors and officers will continue to have indemnification and liability insurance coverage after completion of the merger.

Specific Performance

The parties agreed in the merger agreement that irreparable damage would occur if any provision of the merger agreement were not performed in accordance with its terms and, accordingly the parties are, to the fullest extent permitted by law, entitled to an injunction or injunctions to prevent breaches of the merger agreement or to enforce specifically the performance of the terms and provisions thereof in any federal court located in the State of Delaware or in the Delaware Court of Chancery, in addition to any other remedy to which they are entitled at law or in equity.

Waiver and Amendment

Subject to compliance with applicable law, prior to the closing, any provision of the merger agreement except the requirement of Encore unitholder approval (see “— Conditions of the Merger — Conditions of Encore”) may be waived in writing by the party benefited by the provision, or amended or modified at any time, whether before or after the Encore unitholder approval, by an agreement in writing between the parties to the merger agreement, as long as (i) after the Encore unitholder approval, no amendment will be made to the nature or amount of the merger consideration or that results in a material adverse effect on the Encore unaffiliated unitholders without the required Encore unitholder approval (Encore GP being authorized to approve any other amendment on behalf of Encore without any other approval of the Encore unitholders); and

(ii) after the Vanguard unitholder approval, no amendment will be made to the nature or amount of the merger consideration or that results in a material adverse effect on the Vanguard unaffiliated unitholders without the required Vanguard unitholder approval (Vanguard being authorized to approve any other amendment on behalf of Vanguard without any other approval of the Vanguard unitholders); in addition to any other approvals required by the parties’ constituent documents or under the merger agreement, any of the waivers, amendments or modifications as described above are approved (A) in the case of Vanguard, by the Vanguard Conflicts Committee, and (B) in the case of Encore, by the Encore Conflicts Committee.

Unless otherwise expressly set forth in the merger agreement, (i) whenever Encore or Encore GP approval or consent is required pursuant to the merger agreement, such approval or consent will require the approval or consent of the Encore Conflicts Committee, and will not require any approval of the Encore unitholders or the Encore GP Board, and (ii) whenever Vanguard approval or consent is required pursuant to the merger agreement, such approval or consent will require the approval or consent of the Vanguard Conflicts Committee, and will not require any approval of the Vanguard unitholders.

Governing Law

The merger agreement is governed by and interpreted under Delaware law.

THE MERGER PARTIES’ BUSINESSES

Encore’s Business

This section summarizes information from Encore’s Annual Report on Form 10-K for the year ended December 31, 2010, Encore’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 and the other filings incorporated into this joint proxy statement/prospectus by reference. For a more detailed discussion of Encore’s business, please read the “Business and Properties” section contained in Encore’s 2010 Annual Report on Form 10-K and the other filings incorporated into this document by reference.

Encore is a Delaware limited partnership formed in February of 2007 engaged in the acquisition, exploitation, and development of oil and natural gas reserves from onshore fields in the United States. Encore’s properties and oil and natural gas reserves are located in four core areas:

•	the Big Horn Basin in Wyoming and Montana;
•	the Permian Basin in west Texas and New Mexico;
•	the Williston Basin in North Dakota and Montana; and
•	the Arkoma Basin in Arkansas and Oklahoma.

Based on reserve reports prepared by Encore’s independent reserve engineers, DeGolyer and MacNaughton, Encore’s total estimated proved reserves at December 31, 2010 were 41.1 MMBOE, of which approximately 70% were oil and natural gas liquids reserves and 90% were classified as proved developed. At December 31, 2010, Encore owned working interests in 2,765 gross (1,042 net) productive wells.

Encore’s principal executive offices are located at 5847 San Felipe, Suite 3000, Houston, Texas 77057, and its telephone number is (832) 327-2255.

Vanguard’s Business

This section summarizes information from Vanguard’s Annual Report on Form 10-K for the year ended December 31, 2010, Vanguard’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 and the other filings incorporated into this joint proxy statement/prospectus by reference. For a more detailed discussion of Vanguard’s business, please read the “Business and Properties” section contained in its 2010 Annual Report on Form 10-K and the other filings incorporated into this joint proxy statement/prospectus by reference.

Vanguard is a publicly traded limited liability company focused on the acquisition and development of mature, long-lived oil and natural gas properties in the United States. Vanguard’s properties and oil and natural gas reserves are located in four core operating areas:

•	the Permian Basin in west Texas and New Mexico;
•	south Texas;
•	the southern portion of the Appalachian Basin, primarily in southeast Kentucky and northeast Tennessee; and
•	Mississippi.

Based on reserve reports prepared by Vanguard’s independent reserve engineers, DeGolyer and MacNaughton, Vanguard’s total estimated proved reserves at December 31, 2010 were 69.3 MMBOE, of which approximately 55% were oil reserves and 80% were classified as proved developed. At December 31, 2010, Vanguard owned working interests in 4,895 gross (2,270 net) productive wells.

Vanguard also indirectly owns the general partner of Encore and approximately 46.0% of Encore’s common units, which it indirectly acquired in the Encore Sponsor Interest Acquisition further described under “Certain Relationships; Interests of Certain Persons in the Merger.” The estimated proved reserves and productive wells at December 31, 2010 include those proved reserves and productive wells that Vanguard indirectly acquired in connection with the Encore Sponsor Interest Acquisition and are subject to a 53.3% non-controlling interest in Encore. Additional information about Encore’s reserves and production is included above under “— Encore’s Business.”

Vanguard’s principal executive offices are located at 5847 San Felipe, Suite 3000, Houston, Texas 77057, and its telephone number is (832) 327-2255.

CERTAIN RELATIONSHIPS; INTERESTS OF CERTAIN PERSONS IN THE MERGER

Relationship of Vanguard and Encore

General

Vanguard and Encore are closely related. On December 31, 2010, Vanguard completed the Encore Sponsor Interest Acquisition, pursuant to which Vanguard acquired all of the member interests in Encore GP, the general partner of Encore and the owner of 504,851 general partner units in Encore, and 20,924,055 Encore common units, representing a 46.7% aggregate equity interest in Encore. We refer to this acquisition as the “Encore Sponsor Interest Acquisition.”

As a result of the Encore Sponsor Interest Acquisition, Encore’s general partner is an indirect wholly owned subsidiary of Vanguard. In addition, approximately 46.0% of Encore’s common units are owned by Vanguard and its affiliates, including VNG and the directors and officers of Vanguard and Encore GP. Since the completion of the Encore Sponsor Interest Acquisition, employees of Vanguard have provided all of the operating functions and general and administrative support services of Encore pursuant to an administrative services agreement. In addition, as the indirect owner of Encore GP, Vanguard has the ability to elect all the members of the Encore GP Board.

VNG performs administrative services for Encore, such as accounting, corporate development, finance, land, legal, and engineering, pursuant to an administrative services agreement. For more information regarding the administrative services agreement, please read “— Administrative Services Agreement” below.

Overlapping Officers and Directors of Vanguard and Encore GP

In connection with the completion of the Encore Sponsor Interest Acquisition, Vanguard accepted the resignation of each Denbury affiliated director and executive officer of Encore GP, and appointed employees of Vanguard as the executive officers of Encore GP and as four of the seven directors on the Encore GP Board. Persons who are directors or officers of both Vanguard and Encore GP owe duties to the unitholders of both Vanguard and Encore, and may therefore have interests in the merger that are different that yours.

The directors of Vanguard prior to the merger will continue as the directors of Vanguard following the merger. It is anticipated that the executive officers of Vanguard will continue as the executive officers of Vanguard following the merger. It is not anticipated that any of the current directors or executive officers of Encore GP will continue as directors or executive officers of Vanguard following the merger, other than:

•	Scott W. Smith, who is currently President, Chief Executive Officer and director of both Encore GP and Vanguard, who is expected to continue in such roles with Vanguard following the merger;
•	Richard A. Robert, who is currently Executive Vice President and Chief Financial Officer of both Encore GP and Vanguard, as well as a director of Encore GP, who is expected to continue as Executive Vice President and Chief Financial Officer of Vanguard following the merger; and
•	Britt Pence, who is currently Senior Vice President of Engineering of both Encore GP and Vanguard, as well as a director of Encore GP, who is expected to continue as Senior Vice President of Engineering of Vanguard following the merger.

W. Timothy Hauss, who is currently Operations Manager of both Encore GP and Vanguard, as well as a director of Encore GP, is expected to continue as Operations Manager of Vanguard following the merger, but does not and will not serve as an executive officer.

The following chart lists the current directors and executive officers of each of Vanguard and Encore GP.

Name	Age	Position with Vanguard	Positions with Encore GP
Scott W. Smith	53	President, Chief Executive Officer and Director	President, Chief Executive Officer and Director
W. Richard Anderson(1)	57	Independent Director and Chairman	—
Loren Singletary(1)	63	Independent Director	—
Bruce W. McCullough	62	Independent Director	—
John R. McGoldrick(1)	53	Independent Director	—
Richard A. Robert	45	Executive Vice President, Chief Financial Officer and Secretary	Executive Vice President, Chief Financial Officer, Secretary and Director
Douglas “Britt” Pence	49	Senior Vice President of Engineering	Senior Vice President of Engineering and Director
W. Timothy Hauss(2)	48	Operations Manager	Director
David Baggett(3)	49	—	Independent Director
John E. Jackson(3)	52	—	Independent Director
Martin G. White(3)	65	—	Independent Director

(1)	Member of Vanguard Conflicts Committee.
(2)	Mr. Hauss is an employee of Vanguard, but does not serve as an executive officer.
(3)	Member of Encore Conflicts Committee.

Administrative Services Agreement

Following the completion of Encore Sponsor Interest Acquisition on December 31, 2010, the employees supporting Encore’s operations are the employees of VNG, pursuant to an administrative services agreement. VNG provides administrative services for Encore, such as accounting, corporate development, finance, land, legal, and engineering, pursuant to an administrative services agreement. In addition, VNG provides all personnel, facilities, goods, and equipment necessary to perform these services which are not otherwise provided for by Encore. VNG is not liable to Encore for its performance of, or failure to perform, services under the administrative services agreement unless its acts or omissions constitute gross negligence or willful misconduct.

The administrative fee paid by Encore to Vanguard for these services is $2.06 per BOE of Encore’s production. Encore also reimburses Vanguard for actual third-party expenses incurred on Encore’s behalf under the administrative services agreement. In addition, VNG is entitled to retain any COPAS overhead charges associated with drilling and operating wells that would otherwise be paid by non-operating interest owners to the operator.

The administrative fee will increase in the following circumstances:

•	beginning on the first day of April in each year by an amount equal to the product of the then-current administrative fee multiplied by the COPAS Wage Index Adjustment for that year;
•	if Encore acquires any additional assets, VNG may propose an increase in its administrative fee that covers the provision of services for such additional assets; however, such proposal must be approved by the Encore GP Board upon the recommendation of the Encore Conflicts Committee; or
•	otherwise as agreed upon by VNG and Encore GP, with the approval of the Encore Conflicts Committee.

The administrative services agreement will terminate in the following circumstances:

•	at Encore’s discretion upon 90 days notice to VNG;
•	at the discretion of VNG upon 90 days notice to Encore;

•	upon a change in control of Encore GP or VNG or Vanguard or upon VNG’s failure to pay an employee within 30 days of the date such employee’s payment is due, subject to certain limitations; or
•	upon the bankruptcy, dissolution, liquidation, or winding up of VNG.

Vanguard expects the administrative services agreement to be terminated in connection with the completion of the merger.

Interests of Directors and Executive Officers in the Merger

General

In considering the recommendations of the Encore Conflicts Committee and the Encore GP Board with respect to the merger, Vanguard and Encore unitholders should be aware that certain of the executive officers and directors of Vanguard and Encore GP have interests in the transaction that differ from, or are in addition to, the interests of Vanguard and Encore unitholders generally, including:

Vanguard Unitholders

•	All of the directors and executive officers of Vanguard will receive continued indemnification for their actions as directors and executive officers.
•	Senior management of Vanguard, which is the same as the senior management of Encore GP, prepared projections with respect to Vanguard’s and Encore’s future financial and operating performance on a stand-alone basis and on a combined basis.
•	All of the executive officers of Vanguard are also directors of Encore GP.

Encore Unitholders

•	All of the directors and executive officers of Encore GP will receive continued indemnification for their actions as directors and executive officers.
•	The majority of the directors and all of the executive officers of Encore GP (i) are employees of Vanguard and (ii) own Vanguard common units, but do not own Encore common units.
•	Senior management of Vanguard, which is the same as the senior management of Encore GP, prepared projections with respect to Vanguard’s and Encore’s future financial and operating performance on a stand-alone basis and on a combined basis.

Equity Interests of Vanguard’s and Encore GP’s Directors and Executive Officers in Encore and Vanguard

The following table sets forth the beneficial ownership of the directors and executive officers of Vanguard and Encore GP in the equity of (i) Encore, (ii) Vanguard prior to the merger and (iii) Vanguard after giving effect to the merger, each as of October 27, 2011:

	Encore Common Units	Vanguard Common Units Prior to the Merger(2)	Vanguard Common Units After the Merger(2)
Directors and Executive Officers of Vanguard
Scott W. Smith	—	285,980	285,980
W. Richard Anderson	—	13,764	13,764
Loren Singletary(1)	—	16,764	16,764
Bruce W. McCullough(1)	—	4,764	4,764
John R. McGoldrick(1)	—	13,764	13,764
Richard Robert	—	195,080	195,080
Douglas “Britt” Pence	—	72,000	72,000
Directors and Executive Officers of Encore GP
Scott W. Smith	—	285,980	285,980
Richard A. Robert	—	195,080	195,080
Douglas “Britt” Pence	—	72,000	72,000
W. Timothy Hauss	—	—	—
David Baggett(1)	2,660	—	1,995
John E. Jackson(1)	17,660	—	13,245
Martin G. White(1)	2,660	—	1,995

(1)	Member of applicable Conflicts Committee.
(2)	The Vanguard common units include Class B Units owned by such holder. The Class B units have substantially the same rights as the Vanguard common units and, upon vesting, will become convertible at the election of the holder into common units.

Treatment of Encore Equity Awards

At the effective time, all restricted Encore common units issued under the Encore LTIP and outstanding immediately prior to the effective time will be converted into awards of restricted Vanguard common units, with the number of restricted Vanguard common units subject to each converted award to be determined by the exchange ratio. As of the date of this joint proxy statement/prospectus, none of Vanguard or Encore GP’s directors or executive officers held restricted Encore common units.

The merger will have no effect on outstanding options to acquire Vanguard common units or restricted Vanguard common units issued under Vanguard’s Long Term Incentive Plan, which will remain outstanding and subject to the terms of the award agreement by which they were issued.

Voting Agreement

In connection with the merger agreement, Vanguard, VNG, MergerCo, Encore and Encore GP entered into a voting agreement on July 10, 2011. Pursuant to the voting agreement, Vanguard and VNG have agreed to vote any Encore common units owned by them in favor of adopting the merger agreement and approving the merger, including the 20,924,055 Encore common units currently held by VNG, which represent approximately 46.0% of the outstanding Encore common units. The voting agreement will terminate upon the earliest of (i) the completion of the merger, (ii) the termination of the merger agreement or (iii) the mutual written agreement of the parties.

Director and Officer Insurance; Indemnification

The merger agreement requires Vanguard to maintain, or to cause VNG to maintain, for six years after the effective time of the merger, officers’ and directors liability insurance for the benefit of persons who are or were at any time before the effective time of the mergers covered by the existing directors’ and officers’ liability insurance policies applicable to Encore, Encore GP or any of their subsidiaries, as described more fully under “The Merger Agreement — Covenants — Indemnification; Directors’ and Officers’ Insurance.”

The merger agreement also provides for indemnification and advancement of expenses by Vanguard after the merger, of directors and officers of Encore GP and Vanguard to the fullest extent authorized or permitted by applicable law, in addition to existing rights, as described more fully under “The Merger Agreement — Covenants — Indemnification; Directors’ and Officers’ Insurance.” These merger agreement provisions are in addition to the indemnification and advancement of expenses provided to each of Encore GP’s directors and officers under the Encore GP limited liability company agreement and the Encore partnership agreement, which provisions the merger agreement requires to be maintained in effect for six years after the effective time of the merger, under the amended and restated indemnification agreements between Encore, Encore GP and each of the Encore GP directors, and under any other existing arrangements.

Projections

Senior management of Vanguard and Encore GP prepared projections with respect to Vanguard’s and Encore’s future financial and operating performance on a stand-alone basis and on a combined basis. These projections were provided to RBC and Jefferies for use in connection with the preparation of their respective fairness opinions and related financial advisory services. The projections were also provided to the Vanguard Board, the Encore GP Board, the Vanguard Conflicts Committee, the Encore Conflicts Committee and their respective financial advisors.

For additional information about the projections, please read “The Merger — Unaudited Financial Projections of Vanguard and Encore.”

Executive Compensation

None of the executive officers of Vanguard or Encore GP have any agreements or understandings with Vanguard, Encore or any other party with respect to any type of compensation (whether present, deferred or contingent) that is based on or otherwise relates to the merger.

COMPARISON OF THE RIGHTS OF VANGUARD AND ENCORE UNITHOLDERS

The following describes the material differences between the rights of the Vanguard unitholders, after giving effect to the transactions contemplated by the merger, and the current rights of Encore unitholders. It is not a complete summary of the provisions affecting, and the differences between, the rights of the Vanguard common unitholders and Encore unitholders. The rights of the Vanguard common unitholders will be governed by the Vanguard limited liability company agreement. The rights of Encore unitholders are governed by the Encore partnership agreement, and you should refer to each document for a complete description of the rights of the Vanguard and Encore unitholders, respectively. If the merger is consummated, Encore unitholders will become Vanguard common unitholders, and their rights as Vanguard common unitholders will be governed by Delaware law and Vanguard’s limited liability company agreement. For Vanguard’s limited liability company agreement, please refer to Vanguard’s Current Report on Form 8-K filed with the Commission on November 2, 2007. For Encore’s partnership agreement and the amendments thereto, please refer to Encore’s Current Reports on Form 8-K filed with the Commission on September 21, 2007 and April 18, 2008. This summary is qualified in its entirety by reference to the Delaware Revised Uniform Limited Partnership Act, as amended from time to time, and any successor to such act (the “Delaware LP Act”), and the Delaware Limited Liability Company Act, as amended from time to time, and any successor to such act (the “Delaware LLC Act”), the Vanguard limited liability company agreement, as amended, and the Encore partnership agreement, as amended.

VANGUARD

ENCORE

Purpose and Term of Existence

Vanguard is permitted to engage, directly or indirectly, in any activity that the Vanguard Board approves and that a limited liability company organized under Delaware law lawfully may conduct; provided, that the Vanguard Board shall not cause Vanguard to engage, directly or indirectly, in any business activities that it determines would cause Vanguard to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Vanguard’s existence will continue until dissolved in accordance with the Vanguard limited liability company agreement.

Encore’s stated purposes under its partnership agreement are to engage, directly or indirectly, in any business activity that is approved by Encore GP and that lawfully may be conducted by a limited partnership organized under Delaware law and to do anything necessary or appropriate to the foregoing.

Encore will have a perpetual existence unless terminated pursuant to the terms of the Encore partnership agreement.

Distributions of Available Cash

Within 45 days after the end of each quarter, Vanguard will distribute all of its available cash to common unitholders.

Available cash is defined in Vanguard’s limited liability company agreement and generally means, with respect to any fiscal quarter, all cash on hand at the end of such quarter:

•	less the amount of cash reserves that is necessary or appropriate in the reasonable discretion of the general partner to:
•	provide for the proper conduct of Vanguard’s business (including reserves for acquisitions of additional oil and natural gas properties, future capital expenditures, future debt service requirements, and for Vanguard’s future credit needs);

Encore’s partnership agreement requires that, within 45 days after the end of each quarter, Encore distribute all of Encore’s available cash to unitholders of record on the applicable record date.

The term “available cash,” for any quarter, means all cash and cash equivalents on hand at the end of that quarter, less the amount of cash reserves established by Encore GP to:.

•	provide for the proper conduct of Encore’s business;
•	comply with applicable law, any of Encore’s debt instruments or other agreements; or
•	provide funds for distributions to Encore’s unitholders and to Encore GP for any one or more of the next four quarters.

VANGUARD

ENCORE

•	comply with applicable law, any of Vanguard’s debt instruments or other agreements; or
•	provide funds for distribution to Vanguard’s unitholders for any one or more of the next four quarters;
•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of such quarter.

Encore’s partnership agreement gives Encore GP wide latitude to establish reserves for future capital expenditures and operational needs prior to determining the amount of cash available for distribution.

Encore will distribute 98.9% of Encore’s available cash to Encore’s unitholders, pro rata, and 1.1% of Encore’s available cash to Encore GP.

Merger, Sale or Other Disposition of Assets

The Vanguard Board is generally prohibited, without the prior approval of the holders of a majority of the outstanding Vanguard common units from causing Vanguard to, among other things, sell, exchange or otherwise dispose of all or substantially all of Vanguard’s assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on Vanguard’s behalf the sale, exchange or other disposition of all or substantially all of the assets of Vanguard’s subsidiaries, provided that the Vanguard Board may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of Vanguard’s assets without that approval. Vanguard may also sell all or substantially all of Vanguard’s assets under a foreclosure or other realization upon the encumbrances above without that approval

If the conditions specified in the Vanguard limited liability company agreement are satisfied, the Vanguard Board may merge Vanguard or any of its subsidiaries into, or convey all of Vanguard’s assets to, a newly-formed entity if the sole purpose of that merger or conveyance is to effect a mere change in Vanguard’s legal form into another limited liability entity. The Vanguard unitholders are not entitled to dissenters’ rights of appraisal under the Vanguard limited liability company agreement or applicable Delaware law in the event of a merger or consolidation, a sale of all or substantially all of Vanguard’s assets or any other transaction or event.

A merger, consolidation or conversion of Encore requires the prior consent of Encore GP. However, Encore GP will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any fiduciary duty or obligation whatsoever to Encore or the limited partners, including any duty to act in good faith or in the best interest of Encore or the limited partners.

In addition, Encore’s partnership agreement generally prohibits Encore GP, without the prior approval of the holders of a majority of Encore’s outstanding units, from causing Encore to, among other things, sell, exchange or otherwise dispose of all or substantially all of Encore’s assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on Encore’s behalf the sale, exchange or other disposition of all or substantially all of the assets of Encore’s subsidiaries. Encore GP may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of Encore’s assets without that approval. Encore GP may also sell all or substantially all of Encore’s assets under a foreclosure or other realization upon those encumbrances without that approval. Finally, Encore GP may consummate any merger without the prior approval of Encore’s unitholders if Encore are the surviving entity in the transaction, Encore GP has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in a material amendment to the partnership agreement, each of Encore’s units will be an identical unit of Encore’s partnership following the transaction, and the partnership securities to be issued do not exceed 20% of Encore’s outstanding partnership securities immediately prior to the transaction.

VANGUARD

ENCORE

If the conditions specified in Encore’s partnership agreement are satisfied, Encore GP may convert Encore or any of Encore’s subsidiaries into a new limited liability entity or merge Encore or any of Encore’s subsidiaries into, or convey some or all of Encore’s assets to, a newly formed entity if the sole purpose of that conversion, merger or conveyance is to effect a mere change in Encore’s legal form into another limited liability entity, Encore GP has received an opinion of counsel regarding limited liability and tax matters, and the governing instruments of the new entity provide the limited partners and the general partner with the same rights and obligations as contained in the partnership agreement. The unitholders are not entitled to dissenters’ rights of appraisal under the partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of Encore’s assets or any other similar transaction or event.

Management

The Vanguard limited liability company agreement provides that Vanguard’s business and affairs shall be managed under the direction of the Vanguard Board, which shall have the power to appoint Vanguard’s officers. Vanguard’s limited liability company agreement further provides that the authority and function of the Vanguard Board and Vanguard’s officers shall be identical to the authority and functions of a board of directors and officers of a corporation organized under the Delaware General Corporation Law, or “DGCL.”

Encore GP, will manage Encore’s operations and activities on Encore’s behalf. Encore GP is indirectly wholly-owned by Vanguard. All of the executive management personnel of Encore GP are employees of Vanguard and will devote their time as needed to conduct Encore’s business and affairs.

Encore’s partnership agreement does not prohibit or require unitholder approval for any transfer, in whole or in part, of the ownership of the general partner.

Election and Removal of Members of Board of Directors; Election and Removal of General Partner

At Vanguard’s annual meeting of unitholders, members of the Vanguard Board were elected by Vanguard unitholders and will be subject to re-election on an annual basis at Vanguard’s next annual meeting of unitholders.

Any director of Vanguard may be removed, with or without cause, by the holders of a majority of the outstanding Vanguard units then entitled to vote at an election of directors.

Encore GP is not elected as general partner by Encore’s unitholders and will not be subject to re-election on a regular basis in the future. Unitholders will also not be entitled to elect the directors of Encore GP or directly or indirectly participate in Encore’s management or operation. As the indirect owner of Encore GP, Vanguard will have the ability to elect and remove all the members of the Encore GP Board.

Encore GP may be removed as the general partner if such removal is approved by a vote of at least 66 2/3% of the outstanding units voting as a single class, including units held by Encore GP and its affiliates, and Encore receives an opinion of counsel regarding limited liability and tax matters. Action for removal must also provide for the election of a successor general partner by a vote of a majority of the outstanding units.

VANGUARD

ENCORE

In addition, if Encore GP is removed as the general partner under circumstances where “cause” does not exist and units held by the general partner and its affiliates are not voted in favor of such removal, Encore GP will have the right to convert its general partner interest into limited partner units or to receive cash in exchange for such interests. “Cause” is defined to mean that a court of competent jurisdiction has entered a final, non- appealable judgment finding Encore GP is liable for actual fraud, or willful misconduct in its capacity as the general partner. If Encore GP is removed by the limited partners under circumstances where cause exists, its successor will have the option to purchase the general partner’s interest.

Limited Call Rights

If at any time any person owns more than 90% of the then-issued and outstanding membership interests of any class, such person will have the right, which it may assign in whole or in part to any of its affiliates or to Vanguard, to acquire all, but not less than all, of the remaining membership interests of the class held by unaffiliated persons as of a record date to be selected by Vanguard management, on at least 10 but not more than 60 days’ notice. The Vanguard unitholders are not entitled to dissenters’ rights of appraisal under the Vanguard limited liability company agreement or applicable Delaware law if this limited call right is exercised. The purchase price in the event of this purchase is the greater of: (i) the highest cash price paid by such person for any membership interests of the class purchased within the 90 days preceding the date on which such person first mails notice of its election to purchase those membership interests; or (ii) the closing market price as of the date three days before the date the notice is mailed.

As a result of this limited call right, a holder of membership interests in Vanguard may have his membership interests purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his units in the market.

If at any time Encore GP and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, Encore GP will have the right, which it may assign in whole or in part to any of its affiliates or to Encore, to acquire all, but not less than all, of the limited partner interests of the class held by unaffiliated persons as of a record date to be selected by Encore GP, on at least 10 but not more than 60 days notice. The purchase price in the event of this purchase is the greater of:

•	the highest cash price paid by either of Encore GP or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which Encore GP first mails notice of its election to purchase those limited partner interests; or
•	the current market price as of the date three days before the date the notice is mailed.

As a result of Encore GP’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The federal income tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market.

VANGUARD

ENCORE

Preemptive Rights

The holders of common units do not have preemptive rights to acquire additional common units or other securities.

Encore GP has the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other equity securities whenever, and on the same terms that, Encore issues those securities to persons other than Encore GP and its affiliates, to the extent necessary to maintain its percentage interests in Encore that existed immediately prior to the issuance. The holders of common units have no preemptive rights to acquire additional units or other partnership interests in Encore.

Amendment of Limited Liability Company Agreement or Partnership Agreement

Amendments to Vanguard’s limited liability company agreement may be proposed only by or with the consent of the Vanguard Board. To adopt a proposed amendment, other than the amendments discussed below, the Vanguard Board is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of Vanguard’s unitholders to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a majority of the outstanding Vanguard units (which is referred to, with respect to Vanguard, as a “unit majority”).

Prohibited Amendments

No amendment may be made that would:

•	enlarge the obligations of any Vanguard unitholder without its consent, unless approved by at least a majority of the type or class of member interests so affected;
•	provide that Vanguard is not dissolved upon an election to dissolve Vanguard by the Vanguard Board that is approved by a unit majority;
•	change the term of existence of Vanguard; or
•	give any person the right to dissolve Vanguard other than the Vanguard Board’s right to dissolve Vanguard with the approval of a unit majority.

The provision of the Vanguard limited liability company agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 75% of the outstanding units, voting together as a single class.

Amendments to Encore’s partnership agreement may be proposed only by or with the consent of Encore GP. However, Encore GP will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to Encore or the limited partners, including any duty to act in good faith or in the best interests of Encore or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below under “— No Unitholder Approval,” Encore GP is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a majority of the outstanding Encore common units (which is referred to, with respect to Encore, as a “unit majority”).

Prohibited Amendments

No amendment may be made that would:

•	have the effect of reducing the voting percentage of outstanding units required to take any action under the provisions of Encore’s partnership agreement;
•	enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected;
•	enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by Encore to Encore GP or any of its affiliates without the consent of Encore GP, which consent may be given or withheld at its option; or
•	provide that Vanguard is not dissolved upon an election to dissolve Vanguard by the Vanguard Board that is approved by a unit majority.

VANGUARD

ENCORE

No Unitholder Approval

The Vanguard Board may generally make amendments to the Vanguard limited liability company agreement without the approval of any unitholder or assignee to reflect:

•	a change in Vanguard’s name, the location of Vanguard’s principal place of Vanguard’s business, Vanguard’s registered agent or Vanguard’s registered office;
•	the admission, substitution, withdrawal or removal of members in accordance with Vanguard’s limited liability company agreement;
•	a change that the Vanguard Board determines to be necessary or appropriate for Vanguard to qualify or continue Vanguard’s qualification as a company in which Vanguard’s members have limited liability under the laws of any state or to ensure that neither Vanguard, Vanguard’s operating subsidiaries nor any of its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;
•	an amendment that is necessary, in the opinion of Vanguard’s counsel, to prevent Vanguard, members of the Vanguard Board, or Vanguard’s officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;
•	an amendment the Vanguard Board determines to be necessary or appropriate for the authorization of additional securities or rights to acquire securities;
•	any amendment expressly permitted in Vanguard’s limited liability company agreement to be made by the Vanguard Board acting alone;
•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of Vanguard’s limited liability company agreement;
•	any amendment that the Vanguard Board determines to be necessary or appropriate for the formation by Vanguard of, or Vanguard’s investment in, any corporation, partnership or other entity, as otherwise permitted by Vanguard’s limited liability company agreement;

The provision of Encore’s partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by Encore GP and its affiliates).

No Unitholder Approval

Encore GP may generally make amendments to Encore’s partnership agreement without the approval of any limited partner or assignee to reflect:

•	a change in Encore’s name, the location of Encore’s principal place of Encore’s business, Encore’s registered agent or Encore’s registered office;
•	the admission, substitution, withdrawal or removal of partners in accordance with Encore’s partnership agreement;
•	a change that Encore GP determines to be necessary or appropriate for Encore to qualify or to continue Encore’s qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we, nor the operating company, nor any of its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;
•	a change in Encore’s fiscal year or taxable year and related changes;
•	an amendment that is necessary, in the opinion of Encore’s counsel, to prevent Encore or Encore GP or the directors, officers, agents or trustees of Encore GP from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;
•	an amendment that Encore GP determines to be necessary or appropriate for the authorization of additional partnership securities or rights to acquire partnership securities;

VANGUARD

ENCORE

•	a change in Vanguard’s fiscal year or taxable year and related changes;
•	a merger, conversion or conveyance effected in accordance with the Vanguard limited liability company agreement; and
•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, the Vanguard Board may make amendments to Vanguard’s limited liability company agreement without the approval of any unitholder or assignee if the Vanguard Board determines that those amendments:

•	do not adversely affect the unitholders (including any particular class of unitholders as compared to other classes of unitholders) in any material respect;
•	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;
•	are necessary or appropriate to facilitate the trading of units or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the units are or will be listed for trading, compliance with any of which the Vanguard Board deems to be in the best interests of Vanguard and Vanguard’s unitholders;
•	are necessary or appropriate for any action taken by the Vanguard Board relating to splits or combinations of units under the provisions of Vanguard’s limited liability company agreement; or
•	are required to effect the intent expressed in the prospectus related to Vanguard’s initial public offering or the intent of the provisions of Vanguard’s limited liability company agreement or are otherwise contemplated by Vanguard’s limited liability company agreement.

•	any amendment expressly permitted in Encore’s partnership agreement to be made by Encore GP acting alone;
•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of the partnership agreement;
•	any amendment that Encore GP determines to be necessary or appropriate for the formation by Encore of, or Encore’s investment in, any corporation, partnership or other entity, as otherwise permitted by Encore’s partnership agreement;
•	conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance; or
•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, Encore GP may make amendments to Encore’s partnership agreement without the approval of any limited partner if Encore GP determines that those amendments:

•	do not adversely affect Encore’s limited partners (or any particular class of limited partners) in any material respect;
•	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;
•	are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;
•	are necessary or appropriate for any action taken by Encore GP relating to splits or combinations of units under the provisions of Encore’s partnership agreement;

VANGUARD

ENCORE

Opinion of Counsel and Unitholder Approval

The Vanguard Board will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to Vanguard’s unitholders or result in Vanguard’s being treated as an entity for federal income tax purposes if one of the amendments described above under “— No Unitholder Approval” should occur. No other amendments to Vanguard’s limited liability company agreement will become effective without the approval of holders of at least 90% of the units unless Vanguard obtains an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any unitholder of Vanguard’s company.

Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of unitholders whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

•	are required to effect the intent expressed in the prospectus related to Encore’s initial public offering or the intent of the provisions of Encore’s partnership agreement or are otherwise contemplated by Encore’s partnership agreement.

Opinion of Counsel and Unitholder Approval

For amendments of the type not requiring unitholder approval, Encore GP will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in Encore’s being treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes in connection with any of the amendments. No other amendments to Encore’s partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units unless Encore first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of Encore’s limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced

Dissolution and Liquidation

Vanguard will continue as a company until terminated under Vanguard’s limited liability company agreement. Vanguard will dissolve upon:

•	the election of Vanguard’s board of directors to dissolve Vanguard, if approved by the holders of a unit majority;
•	the sale, exchange or other disposition of all or substantially all of the assets and properties of Vanguard’s company and Vanguard’s subsidiaries; or
•	the entry of a decree of judicial dissolution of Vanguard’s company.

Encore will continue as a limited partnership until terminated under Encore’s partnership agreement. Encore will dissolve upon:

•	the election of Encore GP to dissolve Encore, if approved by the holders of units representing a unit majority of Encore’s outstanding units;
•	there being no limited partners, unless Encore is continued without dissolution in accordance with applicable Delaware law;
•	the entry of a decree of judicial dissolution of Encore’s partnership; or

VANGUARD

ENCORE

Upon Vanguard’s dissolution, the liquidator authorized to wind up Vanguard’s affairs will, acting with all of the powers of Vanguard’s board of directors that the liquidator deems necessary or desirable in its judgment, liquidate Vanguard’s assets and apply the proceeds of the liquidation first to the payment of Vanguard’s creditors. Vanguard will distribute any remaining proceeds to the unitholders, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of Vanguard’s assets in liquidation

The liquidator may defer liquidation or distribution of Vanguard’s assets for a reasonable period of time or distribute assets to unitholders in kind if it determines that a sale would be impractical or would cause undue loss to Vanguard’s unitholders.

•	the withdrawal or removal of Encore GP or any other event that results in its ceasing to be general partner other than by reason of a transfer of its general partner interest in accordance with Encore’s partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under the last clause above, the holders of a majority of Encore’s outstanding units may also elect, within specific time limitations, to continue Encore’s business on the same terms and conditions described in Encore’s partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a majority of Encore’s outstanding units, subject to Encore’s receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability of any limited partner; and
•	neither Encore, Encore’s operating company nor any of Encore’s other subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

If Encore dissolves in accordance with the partnership agreement, Encore will sell or otherwise dispose of Encore’s assets in a process called liquidation. Encore will first apply the proceeds of liquidation to the payment of Encore’s creditors. Encore will distribute any remaining proceeds to Encore’s unitholders and Encore GP in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of Encore’s assets in liquidation.

Indemnification

Under Vanguard’s limited liability company agreement and subject to specified limitations, Vanguard will indemnify to the fullest extent permitted by law, from and against all losses, claims, damages or similar events any director or officer, or while serving as a director or officer, any person who is or was serving as a tax matters member or as a director, officer, tax matters member, employee, partner, manager, fiduciary or trustee of any or Vanguard’s affiliates. Additionally, Vanguard shall indemnify to the fullest extent permitted by law, from and against all losses, claims, damages or similar events any person is or was an employee (other than an officer) or agent of Vanguard’s company.

Under Encore’s partnership agreement, in most circumstances, Encore will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events: any general partner, any departing general partner, any person who is or was an affiliate of a general partner or any departing general partner, any person who is or was a director, officer, member, partner, fiduciary or trustee of any of the preceding entities, any person who is or was serving as a director, officer, member, partner, fiduciary or trustee of another person at the request of the general partner or any departing general partner, and any person designated by the general partner.

VANGUARD

ENCORE

Any indemnification under Vanguard’s limited liability company agreement will only be out of Vanguard’s assets. Vanguard are authorized to purchase insurance against liabilities asserted against and expenses incurred by persons for Vanguard’s activities, regardless of whether Vanguard would have the power to indemnify the person against liabilities under Vanguard’s limited liability company agreement.

Any indemnification under these provisions will only be out of Encore’s assets. Unless it otherwise agrees, Encore GP will not be personally liable for, or have any obligation to contribute or lend funds or assets to Encore to enable Encore to effectuate, indemnification. Encore may purchase insurance against liabilities asserted against and expenses incurred by persons for Encore’s activities, regardless of whether Encore would have the power to indemnify the person against liabilities under Encore’s partnership agreement.

Meetings; Voting; Voting Rights

Vanguard’s unitholders are entitled to vote on the following matters:

•	the election of directors to the Vanguard Board;
•	certain amendments to the Vanguard limited liability company agreement (as discussed above under “— Amendment of Operating Agreement”);
•	the merger of Vanguard or the sale of substantially all of Vanguard’s assets (as discussed above under “— Merger, Sale or Other Disposition of Assets”); and
•	the termination or dissolution of Vanguard (as discussed above under “— Termination and Dissolution”).

Encore’s unitholders are entitled to vote on the following matters:

•	certain amendments to the Encore partnership agreement (as discussed above under “— Amendment of Operating Agreement”);
•	the merger of Encore or the sale of substantially all of Encore’s assets (as discussed above under “— Merger, Sale or Other Disposition of Assets”);
•	the termination or dissolution of Encore (as discussed above under “— Termination and Dissolution”);
•	the removal of the general partner of Encore (as discussed above under “— Election and Removal of Members of Board of Directors; Election and Removal of General Partner”);
•	under certain circumstances, the transfer of the general partner interest (as discussed below under “— Transfer of Units; Status as a Limited Partner, Member or Assignee”).

VANGUARD

ENCORE

All notices of meetings of unitholders shall be sent or otherwise given in accordance with the Vanguard limited liability company agreement not less than 10 nor more than 60 days before the date of the meeting. The notice shall specify the place, date and hour of the meeting and (i) in the case of a special meeting, the general nature of the business to be transacted (no business other than that specified in the notice may be transacted) or (ii) in the case of the annual meeting, those matters which the Vanguard Board, at the time of giving the notice, intends to present for action by the unitholders (but any proper matter may be presented at the meeting for such action). The notice of any meeting at which directors are to be elected shall include the name of any nominee or nominees who, at the time of the notice, the board of directors intends to present for election. Any previously scheduled meeting of the unitholders may be postponed, and any special meeting of the unitholders may be cancelled, by resolution of the board of directors upon public notice given prior to the date previously scheduled for such meeting of unitholders.

Units that are owned by an assignee who is a record holder, but who has not yet been admitted as a unitholder, shall be voted at the written direction of the record holder by a proxy designated by the Vanguard Board. Absent direction of this kind, the units will not be voted, except that units held by Vanguard on behalf of non-citizen assignees shall be voted in the same ratios as the votes of unitholders on other units are cast.

Any action required or permitted to be taken by Vanguard’s unitholders must be effected at a duly called annual or special meeting of unitholders and may not be effected by any consent in writing by such unitholders. Vanguard holds an annual meeting each year.

Meetings of the unitholders may only be called by a majority of the Vanguard Board. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called represented in person or by proxy shall constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum shall be the greater percentage.

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of Encore’s limited partners and to act upon matters for which approvals may be solicited. Units that are owned by Non-Eligible Holders (as defined in the Encore partnership agreement) will be voted by Encore GP and Encore GP will distribute the votes on those units in the same ratios as the votes of limited partners on other units are cast.

Encore GP does not hold annual meetings. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by Encore GP or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in Encore, although additional limited partner interests having special voting rights could be issued. However, if at any time any person or group, other than Encore GP and its affiliates or a direct or subsequently approved transferee of Encore GP or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

VANGUARD

ENCORE

Each record holder of a unit has a vote according to his percentage interest in Vanguard, although additional units having special voting rights could be issued. Please read “— Issuance of Additional Securities.” Units held in nominee or street name accounts will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and its nominee provides otherwise.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of units under Vanguard’s limited liability company agreement will be delivered to the record holder by Vanguard or by the transfer agent.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under Encore’s partnership agreement will be delivered to the record holder by Encore or by the transfer agent.

Transfer of Units; Status as a Limited Partner, Member or Assignee

Transfer of common units; Status as a Member or Assignee

By transfer of common units in accordance with Vanguard’s limited liability company agreement, each transferee of common units shall be admitted as a Vanguard unitholder with respect to the common units transferred when such transfer and admission is reflected on Vanguard’s books and records. Additionally, each transferee of common units:

•	becomes the record holder of the common units;
•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed Vanguard’s limited liability company agreement;
•	represents that the transferee has the capacity, power and authority to enter into Vanguard’s limited liability company agreement;
•	grants powers of attorney to Vanguard’s officers and Vanguard’s liquidator of Vanguard’s company as specified in Vanguard’s limited liability company agreement; and
•	makes the consents and waivers contained in Vanguard’s limited liability company agreement.

An assignee will become a unitholder of Vanguard for the transferred common units upon the recording of the name of the assignee on Vanguard’s books and records.

Until a unit has been transferred on Vanguard’s books, Vanguard and the transfer agent, notwithstanding any notice to the contrary, may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Transfer of common units; Status as a Limited Partner or Assignee

By transfer of common units in accordance with Encore’s partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in Encore’s books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by Encore’s partnership agreement;
•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, Encore’s partnership agreement;
•	gives the consents and approvals contained in Encore’s partnership agreement, such as the approval of all transactions and agreements; and
•	certifies that the transferee is an eligible holder.

An Eligible Holder means:

•	a citizen of the United States;
•	a corporation organized under the laws of the United States or of any state thereof;
•	a public body, including a municipality; or
•	an association of United States citizens, such as a partnership or limited liability company, organized under the laws of the United States or of any state thereof, but only if such association does not have any direct or indirect foreign ownership, other than foreign ownership of stock in a parent corporation organized under the laws of the United States or of any state thereof.

VANGUARD

ENCORE

A transferee will become a substituted limited partner of Encore’s partnership for the transferred common units automatically upon the recording of the transfer on Encore’s books and records. Encore GP will cause any transfers to be recorded on Encore’s books and records no less frequently than quarterly.

Encore may, at Encore’s discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfers of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in Encore for the transferred common units.

Until a common unit has been transferred on Encore’s books, Encore and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Transfer of General Partner Units

Except for the transfer by Encore GP of all, but not less than all, of its general partner units to:

•	an affiliate of Encore GP (other than an individual); or
•	another entity as part of the merger or consolidation of Encore GP with or into another entity or the transfer by Encore GP of all or substantially all of its assets to another entity;

Encore GP may not transfer all or any part of its general partner units to another person prior to June 30, 2017 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by Encore GP and its affiliates. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of Encore GP, agree to be bound by the provisions of Encore’s partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

Encore GP and its affiliates may at any time transfer limited partner units to one or more persons without unitholder approval.

VANGUARD

ENCORE

Fiduciary Duties

Vanguard’s limited liability company agreement provides that except as specifically provided therein, the fiduciary duties and obligations owed to Vanguard and its members shall be the same as the respective duties and obligations owed by officers and directors of a corporation organized under the DGCL to their corporation and stockholders, respectively. The Vanguard limited liability company agreement permits affiliates of Vanguard’s directors to invest or engage in other businesses or activities that compete with Vanguard. In addition, Vanguard’s limited liability company agreement establishes a conflicts committee of the Vanguard Board, consisting solely of independent directors, which will upon referral from the Vanguard Board be authorized to review transactions involving potential conflicts of interest. If the conflicts committee approves such a transaction, or if a transaction is on terms generally available from third parties or an action is taken that is fair and reasonable to the company, Vanguard’s members will not be able to assert that such approval constituted a breach of fiduciary duties owed to them by Vanguard’s directors and officers.

Encore GP is accountable to Encore and Encore’s unitholders as a fiduciary. Fiduciary duties owed to unitholders by Encore GP are prescribed by law and the partnership agreement. The Delaware LP Act provides that Delaware limited partnerships may, in their partnership agreements, modify, restrict or expand the fiduciary duties otherwise owed by a general partner to limited partners and the partnership.

Encore’s partnership agreement contains various provisions modifying and restricting the fiduciary duties that might otherwise be owed by Encore GP. Encore has adopted these restrictions to allow Encore GP or its affiliates to engage in transactions with Encore that would otherwise be prohibited by state-law fiduciary duty standards and to take into account the interests of other parties in addition to Encore’s interests when resolving conflicts of interest. Encore believes this is appropriate and necessary because Encore GP’s board of directors has fiduciary duties to manage Encore GP in a manner beneficial to its owners, as well as to you. Without these modifications, Encore GP’s ability to make decisions involving conflicts of interest would be restricted. The modifications to the fiduciary standards enable Encore GP to take into consideration all parties involved in the proposed action, so long as the resolution is fair and reasonable to Encore. These modifications also enable Encore GP to attract and retain experienced and capable directors. These modifications are detrimental to Encore’s common unitholders because they restrict the remedies available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty and permit Encore GP to take into account the interests of third parties in addition to Encore’s interests when resolving conflicts of interest.

VANGUARD

ENCORE

Anti-Takeover Provisions

Vanguard’s limited liability company agreement contains specific provisions that are intended to discourage a person or group from attempting to take control of Vanguard’s company without the approval of the Vanguard Board. Specifically, Vanguard’s limited liability company agreement provides that Vanguard will elect to have Section 203 of the DGCL apply to transactions in which an interested common unitholder (as described below) seeks to enter into a merger or business combination with Vanguard. Under this provision, such a holder will not be permitted to enter into a merger or business combination with Vanguard unless:

•	prior to such time, the Vanguard Board approved either the business combination or the transaction that resulted in the common unitholder’s becoming an interested common unitholder;
•	upon consummation of the transaction that resulted in the common unitholder becoming an interested common unitholder, the interested common unitholder owned at least 85% of Vanguard’s outstanding common units at the time the transaction commenced, excluding for purposes of determining the number of common units outstanding those common units owned:
•	by persons who are directors and also officers; and
•	by employee common unit plans in which employee participants do not have the right to determine confidentially whether common units held subject to the plan will be tendered in a tender or exchange offer; or
•	at or subsequent to such time the business combination is approved by the Vanguard Board and authorized at an annual or special meeting of Vanguard’s common unitholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of Vanguard’s outstanding voting common units that are not owned by the interested common unitholder.

Section 203 defines “business combination” to include:

•	any merger or consolidation involving the company and the interested common unitholder;
•	any merger or consolidation involving the company and the interested common unitholder;
•	subject to certain exceptions, any transaction that results in the issuance or transfer by the company of any common units of Vanguard to the interested common unitholder;

Encore’s partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Encore GP or otherwise change the management of Encore GP. For example, please see “— Election and Removal of Members of Board of Directors; Election and Removal of General Partner.”

If any person or group other than Encore GP and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from Encore GP or its affiliates and any transferees of that person or group approved by Encore GP or to any person or group who acquires the units with the prior approval of the board of directors of Encore GP.

Section 203 of the DGCL does not apply to Encore.

VANGUARD

ENCORE

•	any transaction involving Vanguard that has the effect of increasing the proportionate share of the units of any class or series of Vanguard beneficially owned by the interested common unitholder; or
•	the receipt by the interested common unitholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through Vanguard.

In general, by reference to Section 203, an “interested common unitholder” is any person or entity that beneficially owns (or within three years did own) 15% or more of the outstanding common units of Vanguard and any entity or person affiliated with or controlling or controlled by such entity or person.

The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the Vanguard Board, including discouraging attempts that might result in a premium over the market price for common units held by common unitholders.

Vanguard’s limited liability agreement also restricts the voting rights of common unitholders by providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than persons who acquire such units with the prior approval of the Vanguard Board, cannot vote on any matter.

DESCRIPTION OF VANGUARD COMMON UNITS

Generally, the Vanguard common units represent limited liability company interests that entitle the holders to participate in its cash distributions and to exercise the rights and privileges available to members under its limited liability company agreement. Vanguard’s outstanding common units are listed on the NYSE under the ticker symbol “VNR.” Any additional Vanguard common units Vanguard issues will also be listed on the NYSE. The transfer agent and registrar for the Vanguard common units is Computershare.

Vanguard’s Limited Liability Company Agreement

Holders of Vanguard common units are entitled to participate in cash distributions and exercise the rights or privileges available to them under Vanguard’s limited liability company agreement. A copy of Vanguard’s limited liability company agreement is included in Vanguard’s other SEC filings and incorporated by reference in this proxy statement/prospectus.

Cash Distribution Policy

Vanguard’s limited liability company agreement, as amended, provides for the distribution of available cash on a quarterly basis. Available cash for any quarter consists of cash on hand at the end of that quarter, plus working capital borrowings made after the end of the quarter, less cash reserves, which may include reserves to provide for Vanguard’s future operations, future capital expenditures, future debt service requirements and future cash distributions to Vanguard’s unitholders. The amount of available cash is determined by the Vanguard Board for each calendar quarter of Vanguard’s operations. Vanguard’s limited liability company agreement may only be amended with the approval of a unit majority.

Vanguard pays distributions on its common units approximately 45 days after March 31, June 30, September 30 and December 31 to Vanguard unitholders of record on the applicable record date.

Issuance of Additional Units

Vanguard’s limited liability company agreement authorizes Vanguard to issue an unlimited number of additional securities and rights to buy securities for the consideration and on the terms and conditions determined by Vanguard’s board of directors without the approval of the Vanguard unitholders. It is possible that Vanguard will fund acquisitions or other initiatives through the issuance of additional common units or other equity securities. Holders of any additional common units Vanguard issues will be entitled to share equally with the then-existing holders of common units and holders of other equity securities entitled to participate in Vanguard’s distributions of available cash. In addition, the issuance of additional common units or other equity securities may dilute the value of the interests of the then-existing holders of common units in Vanguard’s net assets. In accordance with Delaware law and the provisions of Vanguard’s limited liability company agreement, Vanguard may also issue additional securities that, as determined by the Vanguard Board, may have special voting rights to which the common units are not entitled. The holders of common units do not have preemptive rights to acquire additional common units or other securities.

Voting Rights

Vanguard’s common unitholders have the right to vote with respect to the election of directors to the Vanguard Board, certain amendments to Vanguard’s limited liability company agreement, the merger of Vanguard or the sale of all or substantially all of Vanguard’s assets, and the dissolution of Vanguard.

Exchange Listing

Vanguard common units are traded on the New York Stock Exchange under the symbol “VNR.”

Transfer Agent and Registrar

Computershare serves as registrar and transfer agent for Vanguard common units. Vanguard pays all fees charged by the transfer agent for transfers of common units, except the following fees that will be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;
•	special charges for services requested by a holder of a unit; and
•	other similar fees or charges.

There will be no charge to holders for disbursements of Vanguard’s cash distributions. Vanguard will indemnify the transfer agent, its agents and each of their shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

The transfer agent may at any time resign, by notice to Vanguard, or be removed by Vanguard. The resignation or removal of the transfer agent will become effective upon Vanguard’s appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, Vanguard is authorized to act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of common units in accordance with Vanguard’s limited liability company agreement, each transferee of common units shall be admitted as a Vanguard unitholder with respect to the common units transferred when such transfer and admission is reflected on Vanguard’s books and records. Additionally, each transferee of common units:

•	becomes the record holder of the common units;
•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed Vanguard’s limited liability company agreement;
•	represents that the transferee has the capacity, power and authority to enter into Vanguard’s limited liability company agreement;
•	grants powers of attorney to Vanguard’s officers and the liquidator of Vanguard as specified in Vanguard’s limited liability company agreement; and
•	makes the consents and waivers contained in Vanguard’s limited liability company agreement.

An assignee will become a unitholder of Vanguard for the transferred common units upon the recording of the name of the assignee on Vanguard’s books and records.

Until a unit has been transferred on Vanguard’s books, Vanguard and the transfer agent, notwithstanding any notice to the contrary, may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following is a discussion of the material U.S. federal income tax consequences of the merger that may be relevant to Encore common unitholders and Vanguard common unitholders. Unless otherwise noted, the description of the law and the legal conclusions set forth in the discussion relating to the consequences of the merger to Encore and its unitholders are the opinion of Bracewell & Giuliani, counsel to the Encore Conflicts Committee, as to the material U.S. federal income tax consequences relating to those matters. Unless otherwise noted below, the description of the law and the legal conclusions set forth in the discussion relating to the consequences of the merger to Vanguard and its unitholders are the opinion of Vinson & Elkins, counsel to Vanguard, as to the material U.S. federal income tax consequences relating to those matters. This discussion is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Neither Vanguard nor Encore has sought a ruling from the IRS with respect to any of the tax consequences discussed below, and the IRS would not be precluded from taking positions contrary to those described herein. As a result, no assurance can be given that the IRS will agree with all of the tax characterizations and the tax consequences described below.

This discussion does not purport to be a complete discussion of all U.S. federal income tax consequences of the merger. Moreover, the discussion focuses on Encore common unitholders and Vanguard common unitholders who are individual citizens or residents of the United States (for U.S. federal income tax purposes) and has only limited application to corporations, estates, trusts, nonresident aliens, other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts, or IRAs, real estate investment trusts, or REITs, or mutual funds, traders in securities that elect to mark-to-market, or persons who hold Encore common units or Vanguard common units as part of a hedge, straddle or conversion transaction. Also, the discussion assumes that the Encore common units and Vanguard common units are held as capital assets at the time of the merger (generally, property held for investment).

Tax Opinions Required As a Condition to Closing

No ruling has been or will be requested from the IRS with respect to the tax consequences of the merger. Instead, Vanguard and Encore will rely on the opinions of their respective counsel regarding the tax consequences of the merger.

It is a condition of Vanguard’s obligation to complete the merger that Vanguard receive an opinion of its counsel, Vinson & Elkins, to the effect that for U.S. federal income tax purposes:

•	the merger and the transactions contemplated by the merger agreement will not cause Vanguard or any of Vanguard’s operating partnerships to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes;
•	at least 90% of the current gross income of Vanguard constitutes qualifying income within the meaning of Section 7704(d) of the Internal Revenue Code;
•	the registration statement accurately sets forth the material U.S. federal income tax consequences to Vanguard unaffiliated unitholders of the merger and the transactions contemplated by the merger agreement; and
•	no gain or loss should be recognized by existing Vanguard unaffiliated unitholders as a result of the merger (other than gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Internal Revenue Code).

It is a condition of Encore’s obligation to complete the merger that Encore receive an opinion of Bracewell & Giuliani, counsel to the Encore Conflicts Committee, to the effect that for U.S. federal income tax purposes:

•	no gain or loss should be recognized by Encore common unitholders to the extent Vanguard common units are received in exchange for Encore common units as a result of the merger (other than gain resulting from either (i) any decrease in partnership liabilities pursuant to Section 752 of the Internal Revenue Code or (ii) any cash received in lieu of any fractional Vanguard common units); and

•	the registration statement accurately sets forth the material U.S. federal income tax consequences to Encore common unitholders of the merger and the transactions contemplated by the merger agreement.

Except as set forth below with respect to ownership of Vanguard units, no opinions are being given with respect to any other tax matters. Moreover, the opinions of counsel will be expressly conditioned upon the merger being consummated in the manner contemplated by, and in accordance with, the terms set forth in the merger agreement and described in this joint proxy statement/prospectus.

In addition, the tax opinions delivered to Vanguard and Encore at closing will be based on certain factual representations made by Vanguard and the Vanguard Board, Encore and Encore GP. If either Vanguard or Encore waives the receipt of the requisite tax opinion as a condition to closing and the changes to the tax consequences would be material, then this joint proxy statement/prospectus will be amended and recirculated and unitholder approval will be resolicited.

Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Some tax aspects of the merger are not certain, and no assurance can be given that the above-described opinion and/or the statements made in this joint proxy statement/prospectus with respect to tax matters would be sustained by a court if contested by the IRS. Furthermore, the tax treatment of the merger may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

Accordingly, Encore and Vanguard strongly urge each Encore common unitholder and Vanguard common unitholder to consult with, and depend upon, its own tax advisor in analyzing the U.S. federal, state, local and foreign tax consequences particular to the unitholder of the merger.

Tax Consequences of the Merger to Encore and Its Unitholders

The following is a summary of the material U.S. federal income tax consequences of the merger to holders of Encore common units who, for U.S. federal income tax purposes, are individual citizens or residents of the United States (for U.S. federal income tax purposes) that acquired their Encore common units for cash and hold their Encore common units as capital assets (generally, property held for investment) and are treated as partners of Encore immediately prior to the merger (“Encore Holders”). The discussion below is based upon the opinion of Vinson & Elkins that Vanguard and Encore will be classified as partnerships for U.S. federal income tax purposes at the time of the Merger. Please read the discussion of the opinion of Vinson & Elkins that Vanguard and Encore are classified as partnerships for U.S. federal income tax purposes under “Tax Consequences of Holding Vanguard Common Units — Taxation of the Partnership — Partnership Status” below. Except as discussed below, no gain or loss should be recognized by the Encore Holders solely as a result of the merger, other than gain resulting from (i) any decrease in partnership liabilities pursuant to Section 752 of the Internal Revenue Code and (ii) any cash received in lieu of any fractional Vanguard common units. To the extent that an Encore Holder receives cash in lieu of fractional Vanguard common units pursuant to the merger agreement, such cash generally will, for U.S. federal income tax purposes, be treated as consideration for the sale of a portion of such Encore Holder’s common units to Vanguard, in which case, such Encore Holder that receives cash in lieu of the distribution of fractional Vanguard common units will recognize gain or loss equal to the difference between the cash received and the Encore Holder’s adjusted tax basis allocable to such fractional Vanguard common units.

U.S. Federal Income Tax Treatment of the Merger

Vanguard and Encore will receive an opinion of counsel that, for U.S. federal income tax purposes, the merger will be treated as a “merger” of Vanguard and Encore within the meaning of Treasury regulations promulgated under Section 708 of the Internal Revenue Code, with Vanguard being treated as the continuing partnership and Encore being treated as the terminated partnership. Based upon that opinion, Encore will be treated as if it contributed a portion of its assets (subject to a portion of its liabilities) attributable to the interests of the holders of publicly owned Encore common units (other than interests attributable to cash paid in lieu of fractional Vanguard common units) to Vanguard in exchange for the issuance to Encore of Vanguard common units, followed by a liquidation of Encore in which the Vanguard common units are distributed to the holders of publicly owned Encore common units in exchange for their publicly owned Encore common units and the remaining portion of Encore’s assets (subject to the remaining portion of its liabilities) are distributed to Vanguard in liquidation of its interest in Encore and the interest attributable to the cash paid in lieu of fractional Vanguard common units (the “Assets-Over Form”).

Classification of Vanguard and Encore for U.S. Federal Income Tax Purposes

If Vanguard were treated as a corporation for U.S. federal income tax purposes at the time of the merger, the merger would be a fully taxable transaction to an Encore common unitholder. As set out above, the discussion below is based upon the opinion of Vinson & Elkins that Vanguard and Encore will be classified as partnerships for U.S. federal income tax purposes at the time of the merger. Please read the discussion of the opinion of Vinson & Elkins that Vanguard and Encore are classified as partnerships for U.S. federal income tax purposes under “Tax Consequences of Holding Vanguard Common Units — Taxation of the Partnership — Partnership Status” below.

The discussion below is also based upon the opinion of Vinson & Elkins that Encore will be classified as a partnership for U.S. federal income tax purposes at the time of the merger. Following the merger, an Encore common unitholder that receives Vanguard common units will be treated as a partner in Vanguard regardless of the U.S. federal income tax classification of Encore.

Possible Taxable Gain to Certain Encore Holders from Reallocation of Nonrecourse Liabilities

As a partner in Encore, an Encore Holder is entitled to include the nonrecourse liabilities of Encore attributable to its Encore common units in the tax basis of its Encore common units. As a partner in Vanguard after the merger, an Encore Holder will be entitled to include the nonrecourse liabilities of Vanguard attributable to the Vanguard common units received in the merger in the tax basis of such units received. For this purpose, all liabilities of Encore and Vanguard are considered nonrecourse liabilities. The nonrecourse liabilities of Vanguard will include the nonrecourse liabilities of Encore after the merger. The amount of nonrecourse liabilities attributable to an Encore common unit or a Vanguard common unit is determined under complex regulations under Section 752 of the Internal Revenue Code.

If the nonrecourse liabilities attributable to the Vanguard common units received by an Encore Holder in the merger exceed the nonrecourse liabilities attributable to the Encore common units surrendered by the Encore Holder in the merger, the Encore Holder’s tax basis in the Vanguard common units received will be correspondingly higher than the Encore Holder’s tax basis in the Encore common units surrendered. If the nonrecourse liabilities attributable to the Vanguard common units received by an Encore Holder in the merger are less than the nonrecourse liabilities attributable to the Encore common units surrendered by the Encore Holder in the merger, the Encore Holder’s tax basis in the Vanguard common units received will be correspondingly lower than the unitholder’s tax basis in the Encore common units surrendered. Please read “— Tax Basis and Holding Period of the Vanguard Common Units Received” below.

If any resulting reduction in an Encore Holder’s share of nonrecourse liabilities exceeds such Encore Holder’s tax basis in the Encore common units surrendered, such Encore Holder will recognize taxable gain in an amount equal to such excess. Vanguard and Encore do not expect any Encore Holders to recognize gain in this manner. However, the application of the rules governing the allocation of nonrecourse liabilities in the context of the merger is complex and subject to uncertainty, and there can be no assurance that there will not be a net decrease in the amount of nonrecourse liabilities allocable to an Encore Holder as a result of the merger.

Gain or Loss from Cash Received in Lieu of Fractional Vanguard Common Units

Under applicable Treasury regulations, cash received in lieu of a fractional Vanguard common unit will be respected as a sale of part of an Encore Holder’s Encore common units to Vanguard that occurs as part of the merger if, among other requirements, the Encore Holder consents to treat that portion of the transaction as a sale. The Merger Agreement provides that each holder of Encore common units shall be deemed to have consented for U.S. federal income tax purposes to report the cash received in lieu of a fractional Vanguard common unit in the merger as a sale of the applicable portion of the Encore Holder’s Encore common units to Vanguard immediately prior to the merger under applicable Treasury regulations. There is some uncertainty as to whether such a deemed consent is effective under those Treasury regulations. Vanguard and Encore believe that such deemed consent should be effective and intend to take the position that such deemed consent is effective. Assuming such deemed consent is effective, an Encore Holder who receives cash in lieu of a fractional Vanguard common unit in the merger will generally recognize gain or loss equal to the difference between the amount of cash received and its adjusted tax basis allocable to such fractional Vanguard common unit.

If such deemed consent is not effective, Vanguard and Encore believe that Encore would be treated as if it sold a portion of its assets to Vanguard for the cash deemed received plus a portion of its liabilities deemed assumed by Vanguard. Any resulting gain recognized from this sale would be allocated to all the Encore unitholders for U.S. federal income tax purposes, whether or not they receive any of the cash. As a result, an Encore Holder could be allocated taxable gain from this sale that exceeds the amount, if any, of the cash he receives in lieu of a fractional Vanguard common unit. Vanguard and Encore believe that the amount of any such gain allocated to an Encore Holder would not be material.

Tax Basis and Holding Period of the Vanguard Common Units Received

An Encore Holder’s initial tax basis in his Encore common units consisted of the amount the Encore Holder paid for the Encore common units plus the Encore Holder’s share of Encore’s nonrecourse liabilities. That basis has been and will be increased by the Encore Holder’s share of income and by any increases in the Encore Holder’s share of nonrecourse liabilities. That basis has been and will be decreased, but not below zero, by distributions, by the Encore Holder’s share of losses, by any decreases in the Encore Holder’s share of nonrecourse liabilities and by the Encore Holder’s share of expenditures that are not deductible in computing taxable income and are not required to be capitalized.

An Encore Holder’s initial aggregate tax basis in Vanguard common units the Encore Holder will receive in the merger will be equal to the Encore Holder’s adjusted tax basis in the Encore common units exchanged therefor, decreased by (i) any basis attributable to the Encore Holder’s share of Encore’s nonrecourse liabilities and (ii) any basis allocable to fractional Vanguard common units if such Encore Holder receives cash in lieu of the distribution of fractional Vanguard common units in the merger, and increased by the Encore Holder’s share of Vanguard’s nonrecourse liabilities immediately after the merger. In addition, an Encore Holder’s tax basis in the Vanguard common units received will be increased by the amount of any income or gain recognized by the Encore Holder pursuant to the transactions contemplated by the merger (other than gain recognized with respect to cash received by such Encore Holder in lieu of fractional Vanguard common units).

As a result of the Assets-Over Form, an Encore Holder’s holding period in the Vanguard common units received in the merger will not be determined by reference to its holding period in the Encore common units exchanged therefore. Instead, an Encore Holder’s holding period in the Vanguard common units received in the merger that are attributable to Encore’s capital assets or assets used in its business as defined in Section 1231 of the Internal Revenue Code will include Encore’s holding period in those assets. The holding period for Vanguard common units received by an Encore Holder attributable to other assets of Encore, such as inventory and receivables, or to Vanguard common units deemed received in a taxable transfer will begin on the day following the merger.

Effect of Termination of Encore’s Tax Year at Closing of Merger

Encore uses the year ending December 31 as its taxable year and the accrual method of accounting for U.S. federal income tax purposes. As a result of the merger, Encore’s taxable year will end as of the date of the merger and Encore will be required to file a final U.S. federal income tax return for the taxable year ending upon the date the merger is effected. Each Encore Holder will be required to include in income its share of income, gain, loss and deduction for this period. In addition, an Encore Holder who has a taxable year ending on a date other than December 31 and after the date the merger is effected must include its share of income, gain, loss and deduction in income for his taxable year, with the result that the Encore Holder will be required to include in income for its taxable year its share of more than one year of income, gain, loss and deduction from Encore.

Unitholder Status

Following the merger, an Encore Holder who receives Vanguard common units will be treated as a partner in Vanguard. For a discussion of the material U.S. federal income tax consequences of owning and disposing of Vanguard common units received in the merger, please read “U.S. Federal Income Taxation of Ownership of Vanguard Common Units.”

Tax Consequences of the Merger to Vanguard and Its Unitholders

Neither Vanguard nor its unitholders should recognize any income or gain for U.S. federal income tax purposes as a result of the merger other than any gain recognized as a result of decreases in partnership liabilities pursuant to Section 752 of the Internal Revenue Code. Each Vanguard unitholder’s share of Vanguard’s nonrecourse liabilities will be recalculated following the merger. Any resulting increase or decrease in a Vanguard unitholder’s nonrecourse liabilities will result in a corresponding increase or decrease in such unitholder’s adjusted tax basis in its Vanguard common units. A reduction in a unitholder’s share of nonrecourse liabilities may, under certain circumstances, result in the recognition of taxable gain by a Vanguard unitholder. Vanguard and Encore do not expect any Vanguard common unitholders to recognize gain in this manner.

Effect of the Merger on the Amount of Taxable Income Allocable to an Encore Holder

Vanguard and Encore estimate that if the merger is completed, it will result in an increase in the net income allocable to all of the former Encore Holders. For the period from the closing date of the merger through December 31, 2014, which is referred to as the “Projection Period,” Vanguard and Encore estimate that an Encore Holder will be allocated an additional amount of net income that is less than $1.10 per unit.

Notwithstanding the increased net income (or decreased net loss) allocable to former Encore Holders, Encore does not anticipate that former Encore Holders that receive Vanguard units in the merger and own those units during the Projection Period will be allocated federal taxable income for the Projection Period that exceeds the amount of cash distributed with respect to that period.

The amount and effect of the increase in net income (or decrease in net loss) allocated to an Encore Holder unitholder resulting from the merger will depend upon the unitholder’s particular situation, including when the unitholder purchased its Encore units (and the basis adjustment to such unitholder’s share of Encore units under Section 743(b) of the Internal Revenue Code) and the ability of the unitholder to utilize any suspended passive losses. Depending on these factors, any particular Encore Holder may, or may not, be able to offset all or a portion of the projected increased net income (or decreased net loss) allocated to such unitholder.

The estimate above is based upon the assumption that the merger will close October 1, 2011, that approximately 18.4 million Vanguard units will be issued to the Encore Holders in the merger, and that earnings from operations will approximate the amount required to make current distributions on all units at the time of the merger and other assumptions with respect to capital expenditures, cash flow, and net working capital. In addition, this estimate above is based on current tax law and tax reporting positions that Vanguard has adopted or will adopt and with which the IRS could disagree. In addition, the estimate is subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties over which Vanguard has no control. Accordingly, neither Vanguard nor Encore can assure Vanguard unitholders or Encore Holders that the estimate will prove to be correct and Bracewell & Giuliani and Vinson & Elkins are unable to opine with respect to the accuracy of this estimate. The actual increase or decrease to taxable income could be higher or lower, and any such differences could be material and could materially affect the value of a unitholder’s units. For example if Vanguard makes a future offering of units and uses the proceeds of the offering in a manner that does not produce substantial additional deductions during the Projection Period, such as to repay indebtedness currently outstanding or to acquire property that is not eligible for depreciation or amortization for U.S. federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate currently applicable to Vanguard’s assets.

TAX CONSEQUENCES OF HOLDING VANGUARD COMMON UNITS

This section is a summary of the material U.S. federal, income tax consequences that may be relevant to owning Vanguard common units received in the merger and, unless otherwise noted in the following discussion, is the opinion of Vinson & Elkins insofar as it describes legal conclusions with respect to matters of U.S. federal income tax law. To the extent this section discusses federal income taxes, that discussion is based upon current provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury regulations thereunder (the “Treasury Regulations”), and current administrative rulings and court decisions, all of which are subject to change. Changes in these authorities may cause the U.S. federal income tax consequences to a prospective unitholder to vary substantially from those described below.

This section does not address all federal income tax matters that affect Vanguard unitholders. Furthermore, this section focuses on unitholders who are individual citizens or residents of the United States (for federal income tax purposes), whose functional currency is the U.S. dollar and who hold units as capital assets (generally, property that is held for investment). This section has only limited applicability to corporations, partnerships (and entities treated as partnerships for U.S. federal income tax purposes), estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, non-U.S. persons, individual retirement accounts (IRAs), employee benefit plans, real estate investment trusts or mutual funds. Accordingly, Vanguard encourages each unitholder to consult, and depend upon, such unitholder’s own tax advisor in analyzing the federal, state, local and non-U.S. tax consequences particular to that unitholder resulting from its ownership or disposition of its units.

Vanguard is relying on opinions and advice of Vinson & Elkins L.L.P. with respect to the matters described herein. An opinion of counsel represents only that counsel’s best legal judgment and does not bind the Internal Revenue Service (the “IRS”) or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any such contest of the matters described herein may materially and adversely impact the market for Vanguard units and the prices at which such units trade. In addition, the costs of any contest with the IRS will be borne indirectly by Vanguard unitholders because the costs will reduce Vanguard’s cash available for distribution. Furthermore, Vanguard’s tax treatment, or the tax treatment of an investment in Vanguard, may be significantly modified by future legislative or administrative changes or court decisions, which might be retroactively applied.

All statements of law and legal conclusions, but no statement of fact, contained in this section, except as described below or otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of representations made by Vanguard to them for this purpose. For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following federal income tax issues: (1) the treatment of a unitholder whose units are loaned to a short seller to cover a short sale of units (please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales”); (2) whether Vanguard’s monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “— Disposition of Common Units — Allocations Between Transferors and Transferees”); (3) whether Vanguard’s method for taking into account Section 743 adjustments is sustainable in certain cases (please read “Tax Consequences of Unit Ownership — Section 754 Election” and “— Uniformity of Units”); (4) whether percentage depletion will be available to a unitholder or the extent of the percentage depletion deduction available to any unitholder (please read “— Tax Treatment of Operations — Depletion Deductions); and (5) whether the deduction related to United States production activities will be available to a unitholder or the extent of such deduction to any unitholder (please read “— Tax Treatment of Operations — Deduction for United States Production Activities”).

Taxation of the Partnership

Partnership Status.  Vanguard expects to be treated as a partnership for federal income tax purposes and, therefore, generally will not be liable for federal income taxes. Instead, as described below, each of Vanguard’s unitholders will take into account its respective share of Vanguard’s items of income, gain, loss and deduction in computing its federal income tax liability as if the unitholder had earned such income directly, even if no cash distributions are made to the unitholder. Distributions by Vanguard to a unitholder generally will not give rise to income or gain taxable to such unitholder, unless the amount of cash distributed to a unitholder exceeds the unitholder’s adjusted tax basis in its units.

Section 7704 of the Code generally provides that publicly traded partnerships will be treated as corporations for federal income tax purposes. However, if 90% or more of a partnership’s gross income for every taxable year it is publicly traded consists of “qualifying income,” the partnership may continue to be treated as a partnership for U.S. federal income tax purposes (the “Qualifying Income Exception”). Qualifying income includes income and gains derived from the exploration, development, mining or production, processing, transportation, storage and marketing of crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. Vanguard estimates that less than 3% of its current gross income is not qualifying income; however, this estimate could change from time to time.

No ruling has been or will be sought from the IRS and the IRS has made no determination as to Vanguard’s status or the status of the operating entities including Encore for federal income tax purposes or whether Vanguard’s operations generate “qualifying income” under Section 7704 of the Code. Instead, Vanguard will rely on the opinion of Vinson & Elkins L.L.P. on such matters. It is the opinion of Vinson & Elkins L.L.P. that, based upon the Code, its regulations, published revenue rulings and court decisions and the representations set forth below, (i) Vanguard will be classified as a partnership for federal income tax purposes, (ii) prior to the merger, Encore will be classified as a partnership for federal income tax purposes, and (iii) Vanguard’s operating entities including Encore after the merger will be disregarded as entities separate from Vanguard for federal income tax purposes.

In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by Vanguard. The representations made by Vanguard upon which Vinson & Elkins L.L.P. has relied include, without limitation:

(a)  Except for VNR Holdings, LLC, neither Vanguard nor any of its partnership or limited liability company subsidiaries including Encore and its operating subsidiaries has elected to be treated as a corporation for federal income tax purposes;

(b)  For each taxable year since the year of Vanguard’s initial public offering, more than 90% of Vanguard’s gross income has been income of a character that Vinson & Elkins L.L.P. has opined is “qualifying income” within the meaning of Section 7704(d) of the Code;

(c)   For each taxable year since the year of Encore’s initial public offering, more than 90% of Encore’s gross income has been income of a character that Vinson & Elkins L.L.P. has opined is “qualifying income” within the meaning of Section 7704(d) of the Code; and

(d)  Each hedging transaction that Vanguard or Encore treats as resulting in qualifying income has been appropriately identified as a hedging transaction pursuant to applicable Treasury Regulations, and has been associated with crude oil, natural gas, or products thereof that are held or to be held by Vanguard in activities that Vinson & Elkins L.L.P. has opined generate qualifying income.

If Vanguard fails to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require Vanguard to make adjustments with respect to its unitholders or pay other amounts), Vanguard will be treated as transferring all of its assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which it fails to meet the Qualifying Income Exception, in return for stock in that corporation and then distributed that stock to its unitholders in liquidation of their interests in Vanguard. That deemed contribution and liquidation should not result in the recognition of taxable income by Vanguard or its unitholders so long as Vanguard’s liabilities do not exceed the tax basis of its assets. Thereafter, Vanguard would be treated as an association taxable as a corporation for federal income tax purposes.

If Encore fails to meet the qualifying income test, other than a failure determined as inadvertent as described above, Encore will be treated as if it had transferred all of its assets, subject to liabilities, to a newly formed corporation in return for stock in that corporation and then distributed that stock to its unitholders in liquidation of their interests in Encore. That deemed contribution and liquidation should not result in the recognition of taxable income by Encore or its unitholders. Thereafter, Encore would be treated as an association taxable as a corporation for federal income tax purposes.

If for any reason Vanguard or Encore are taxable as a corporation, the items of income, gain, loss and deduction would be taken into account by Vanguard or Encore in determining the amount of its respective liability for federal income tax, rather than being passed through to its unitholders. Accordingly, Vanguard’s or Encore’s taxation as a corporation would materially reduce their cash distributions to their unitholders and thus would likely substantially reduce the value of their units. In addition, any distribution made to a unitholder would be treated as (i) a taxable dividend income to the extent of Vanguard’s or Encore’s current or accumulated earnings and profits then (ii) a nontaxable return of capital to the extent of the unitholder’s tax basis in Vanguard’s or Encore’s units and thereafter (iii) taxable capital gain.

The remainder of this discussion is based upon the opinion of Vinson & Elkins that Vanguard will be treated as a partnership for federal income tax purposes.

Unitholder Status.  Unitholders who have become members of Vanguard will be treated as partners of Vanguard for federal income tax purposes. Also:

(a)  assignees who have executed and delivered transfer applications, and are awaiting admission as members, and

(b)  unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units, will be treated as partners of Vanguard for federal income tax purposes.

As there is no direct or indirect controlling authority addressing the federal tax treatment of assignees of common units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, the opinion of Vinson & Elkins L.L.P. does not extend to these persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of Vanguard common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose its status as a partner with respect to those units for federal income tax purposes. Please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales.”

Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their status as partners in Vanguard for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-Through of Taxable Income.  Subject to the discussion below under “— Entity Level Collections of Unitholder Taxes” with respect to payments Vanguard may be required to make on behalf of its unitholders, Vanguard does not pay any federal income tax. Rather, each unitholder will be required to report on its income tax return its share of Vanguard’s income, gains, losses and deductions for Vanguard’s taxable year or years ending with or within its taxable year. Consequently, Vanguard may allocate income to a unitholder even if that unitholder has not received a cash distribution.

Basis of Units.  Please read “Material U.S. Federal Income Tax Consequences of the Merger — Tax Basis and Holding Period of the Vanguard Common Units Received” for a discussion of how to determine the initial tax basis of Vanguard common units received in the merger. That initial basis generally will be (i) increased by the unitholder’s share of Vanguard’s income and by any increases in such unitholder’s share of Vanguard’s nonrecourse liabilities, and (ii) decreased, but not below zero, by distributions to it, by its share of Vanguard’s losses, by depletion deductions taken by it to the extent such deductions do not exceed its proportionate share of the adjusted tax basis of the underlying producing properties, by any decreases in its share of Vanguard’s nonrecourse liabilities and by its share of Vanguard’s expenditures that are not deductible in computing taxable income and are not required to be capitalized.

Treatment of Distributions.  Distributions made by Vanguard to a unitholder generally will not be taxable to the unitholder, unless such distributions exceed the unitholder’s tax basis in its units, in which case the unitholder will recognize gain taxable in the manner described below under “— Disposition of Common Units.”

Any reduction in a unitholder’s share of Vanguard’s “nonrecourse liabilities” (liabilities for which no partner bears the economic risk of loss) will be treated as a distribution by Vanguard of cash to that unitholder. A decrease in a unitholder’s percentage interest in Vanguard because of its issuance of additional units will decrease the unitholder’s share of Vanguard’s nonrecourse liabilities. For purposes of the foregoing, a unitholder’s share of Vanguard’s nonrecourse liabilities generally will be based upon that unitholder’s share of the unrealized appreciation (or depreciation) in Vanguard’s assets, to the extent thereof, with any excess liabilities allocated based on the unitholder’s share of Vanguard’s profits. Please read “Disposition of Common Units.”

A non-pro rata distribution of money or property (including a deemed distribution described above) may cause a unitholder to recognize ordinary income, if the distribution reduces the unitholder’s share of Vanguard’s “unrealized receivables,” including recapture of intangible drilling costs, depletion recapture, depreciation recapture and substantially appreciated “inventory items,” both as defined in Section 751 of the Code (“Section 751 Assets”). To the extent of such reduction, the unitholder would be deemed to receive its proportionate share of the Section 751 Assets and exchange such assets with Vanguard in return for an allocable portion of the non-pro rata distribution. This latter deemed exchange generally will result in the unitholder’s realization of ordinary income in an amount equal to the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis (generally zero) in the Section 751 Assets deemed to be relinquished in the exchange.

Limitations on Deductibility of Losses.  The deduction by a unitholder of its share of Vanguard’s losses will be limited to the lesser of (i) the unitholder’s tax basis in its units, and (ii) in the case of a unitholder who is an individual, estate, trust or corporation (if more than 50% of the corporation’s stock is owned directly or indirectly by or for five or fewer individuals or a specific type of tax exempt organization), the amount for which the unitholder is considered to be “at risk” with respect to Vanguard’s activities. In general, a unitholder will be at risk to the extent of its tax basis in its units, reduced by (1) any portion of that basis attributable to the unitholder’s share of Vanguard’s liabilities, (2) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or similar arrangement and (3) any amount of money the unitholder borrows to acquire or hold its units, if the lender of those borrowed funds owns an interest in Vanguard, is related to another unitholder or can look only to the units for repayment. Moreover, a unitholder’s at-risk amount will decrease by the amount of the unitholder’s depletion deductions and will increase to the extent of the amount by which the unitholder’s percentage depletion deductions with respect to Vanguard’s property exceed the unitholder’s share of the basis of that property.

The at-risk limitation applies on an activity-by-activity basis, and in the case of gas and oil properties, each property is treated as a separate activity. Thus, a taxpayer’s interest in each oil or gas property is generally required to be treated separately so that a loss from any one property would be limited to the at-risk amount for that property and not the at-risk amount for all the taxpayer’s gas and oil properties. It is uncertain how this rule is implemented in the case of multiple gas and oil properties owned by a single entity treated as a partnership for federal income tax purposes. However, for taxable years ending on or before the date on which further guidance is published, the IRS will permit aggregation of oil or gas properties we own in computing a common unitholder’s at-risk limitation with respect to us. If a common unitholder were required to compute its at-risk amount separately with respect to each oil or gas property Vanguard owns, the unitholder might not be allowed to utilize its share of losses or deductions attributable to a particular property even though it has a positive at-risk amount with respect to its common units as a whole.

A unitholder subject to the basis and at risk limitation must recapture losses deducted in previous years to the extent that distributions cause the unitholder’s at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction in a later year to the extent that the unitholder’s tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon a taxable disposition of units, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but not losses suspended by the basis limitation. Any loss previously suspended by the at risk limitation in excess of that gain can no longer be used.

In addition to the basis and at risk limitations, passive activity loss limitations generally limit the deductibility of losses incurred by individuals, estates, trusts, some closely held corporations and personal service corporations from “passive activities” (generally, trade or business activities in which the taxpayer does not materially participate). The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses Vanguard generates will be available to offset only its passive income generated in the future and will not be available to offset income from other passive activities or investments, (including a unitholder’s investments in other publicly traded partnerships), or a unitholder’s salary or active business income. If Vanguard disposes of all or only a part of its interest in an oil or gas property, unitholders will be able to offset their suspended passive activity losses from Vanguard’s activities against the gain, if any, on the disposition. Any previously suspended losses in excess of the amount of gain recognized will remain suspended. Notwithstanding whether a natural gas and oil property is a separate activity, passive losses that are not deductible because they exceed a unitholder’s share of income Vanguard generates may be deducted in full when the unitholder disposes of all of its units in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk and basis limitations.

Limitations on Interest Deductions.  The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;
•	Vanguard’s interest expense attributed to portfolio income; and
•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income. Such term generally does not include qualified dividend income or gains attributable to the disposition of property held for investment. A unitholder’s share of a publicly-traded partnership’s portfolio income and, according to the IRS, net passive income will be treated as investment income for purposes of the investment interest expense limitation.

Entity-Level Collections of Unitholder Taxes.  If Vanguard is required or elects under applicable law to pay any federal, state, local or non-U.S. tax on behalf of any current or former unitholder, Vanguard is authorized to pay those taxes and treat the payment as a distribution of cash to the relevant unitholder. Where the relevant unitholder’s identity cannot be determined, Vanguard is authorized to treat the payment as a distribution to all current unitholders. Vanguard is authorized to amend its limited liability company agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under its limited liability company agreement is maintained as nearly as is practicable. Payments by Vanguard as described above could give rise to an overpayment of tax on behalf of a unitholder in which event the unitholder may be entitled to claim a refund of the overpayment amount. Unitholders are urged to consult their tax advisors to determine the consequences to them of any tax payment Vanguard makes on their behalf.

Allocation of Income, Gain, Loss and Deduction.  In general, if Vanguard has a net profit, its items of income, gain, loss and deduction will be allocated among its unitholders in accordance with their percentage interests in Vanguard. If Vanguard has a net loss, its items of income, gain, loss and deduction will be allocated among its unitholders in accordance with their percentage interests in Vanguard to the extent of their positive capital accounts.

Specified items of Vanguard’s income, gain, loss and deduction will be allocated under Section 704(c) of the Code to account for any difference between the tax basis and fair market value of Vanguard’s assets at the time such assets are contributed to Vanguard and at the time of any subsequent offering of its units (a “Book-Tax Disparity”). In connection with providing this benefit to any future unitholders, similar allocations will be made to all holders of partnership interests immediately prior to such other transactions to account for the differing between the “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of such issuance or future transaction. In addition, items of recapture income will be specially allocated to the extent possible to the unitholder who was allocated the deduction giving rise to that recapture income in order to minimize the recognition of ordinary income by other Vanguard unitholders.

An allocation of items of Vanguard’s income, gain, loss or deduction, generally must have “substantial economic effect” as determined under Treasury Regulations. If an allocation does not have substantially economic effect, it will be reallocated to Vanguard’s unitholders in accordance with the basis of their interests in Vanguard, which will be determined by taking into account all the facts and circumstances, including

•	its relative contributions to Vanguard;
•	the interests of all of Vanguard’s partners in profits and losses;
•	the interest of all of Vanguard’s partners in cash flow; and
•	the rights of all of Vanguard’s partners to distributions of capital upon liquidation.

Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in “— Section 754 Election” and “— Disposition of Common Units — Allocations Between Transferors and Transferees,” allocations under Vanguard’s limited liability company agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales.  A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period: (i) any of Vanguard’s income, gain, loss or deduction with respect to those units would not be reportable by the unitholder; (ii) any cash distributions received by the unitholder as to those units would be fully taxable; and (iii) all of these distributions would appear to be ordinary income.

Vinson & Elkins L.L.P. has not rendered an opinion regarding the tax treatment of a unitholder whose units are loaned to a short seller to cover a short sale of Vanguard’s units. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and lending their units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please read “— Disposition of Units — Recognition of Gain or Loss.”

Alternative Minimum Tax.  If a unitholder is subject to alternative minimum tax, such tax will apply to such unitholder’s distributive share of any items of Vanguard’s income, gain, loss or deduction. The current alternative minimum tax rate for non-corporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors with respect to the impact of an investment in Vanguard’s units on their alternative minimum tax liability.

Tax Rates.  Under current law, the highest marginal federal income tax rates for individuals applicable to ordinary income and long-term capital gains (generally, gains from the sale or exchange of certain investment assets held for more than one year) are 35% and 15%, respectively. However, absent new legislation extending the current rates, beginning January 1, 2013, the highest marginal federal income tax rate applicable to ordinary income and long-term capital gains of individuals will increase to 39.6% and 20%, respectively. These rates are subject to change by new legislation at any time.

A 3.8% Medicare tax on certain investment income earned by individuals, estates, and trusts will apply for taxable years beginning after December 31, 2012. For these purposes, investment income generally includes a unitholder’s allocable share of Vanguard’s income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income from all investments, or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse) or $200,000 (if the unitholder is unmarried). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Section 754 Election.  Vanguard has made the election permitted by Section 754 of the Code that permits it to adjust the tax bases in its assets as to specific purchased units under Section 743(b) of the Code to reflect the unit purchase price. The Section 743(b) adjustment separately applies to each purchaser of units based upon the values of Vanguard’s assets which may be higher or lower than their bases at the time of the relevant purchase. The Section 743(b) adjustment does not apply to a person who purchases units directly from Vanguard. For purposes of this discussion, a unitholder’s basis in Vanguard’s assets will be considered to have two components: (1) its share of the tax basis in Vanguard’s assets as to all unitholders (“common basis”) and (2) its Section 743(b) adjustment to that tax basis.

Under Treasury Regulations, a Section 743(b) adjustment attributable to property depreciable under Section 168 of the Code may be amortizable over the remaining cost recovery period for such property, while a Section 743(b) adjustment attributable to properties subject to depreciation under Section 167 of the Code, must be amortized straight-line or using the 150% declining balance method. As a result, if Vanguard owned any assets subject to depreciation under Section 167 of the Code, the amortization rates could give rise to differences in the taxation of unitholders purchasing units from Vanguard and unitholders purchasing from other unitholders.

Under Vanguard’s limited liability company agreement, Vanguard is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these or any other Treasury Regulations. Please read “— Uniformity of Units.” Consistent with this authority, Vanguard intends to treat properties depreciable under Section 167, if any, in the same manner as properties depreciable under Section 168 for this purpose. These positions are consistent with the methods employed by other publicly-traded partnerships but are inconsistent with the existing Treasury Regulations, and Vinson & Elkins L.L.P. has not opined on the validity of this approach.

The IRS may challenge Vanguard’s position with respect to depreciating or amortizing the Section 743(b) adjustment it takes to preserve the uniformity of units. Because a unitholder’s tax basis for its units is reduced by its share of Vanguard’s items of deduction or loss, any position Vanguard takes that understates deductions will overstate a unitholder’s basis in its units, and may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “— Disposition of Common Units — Recognition of Gain or Loss.” If a challenge to such treatment were sustained, the gain from the sale of units may be increased without the benefit of additional deductions.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of Vanguard’s assets and other matters. The IRS could seek to reallocate some or all of any Section 743(b) adjustment Vanguard allocated to its assets subject to depreciation to goodwill or nondepreciable assets. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than Vanguard’s tangible assets. Vanguard cannot assure any unitholder that the determinations it makes will not be successfully challenged by the IRS or that the resulting deductions will not be reduced or disallowed altogether. Should the IRS require a different tax basis adjustment to be made, and should, in Vanguard’s opinion, the expense of compliance exceed the benefit of the election, Vanguard may seek permission from the IRS to revoke its Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than it would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year.  Vanguard uses the year ending December 31 as its taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income its share of Vanguard’s income, gain, loss and deduction for each taxable year ending within or with the unitholder’s taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of its units following the close of Vanguard’s taxable year but before the close of its taxable year must include his share of Vanguard’s income, gain, loss and deduction in income for its taxable year, with the result that it will be required to include in income for its taxable year its share of more than one year of Vanguard’s income, gain, loss and deduction. Please read “— Disposition of Common Units — Allocations Between Transferors and Transferees.”

Depletion Deductions.  Subject to the limitations on deductibility of losses discussed above (please read “— Limitations on Deductibility of Losses”), unitholders will be entitled to deductions for the greater of either cost depletion or (if otherwise allowable) percentage depletion with respect to Vanguard’s oil and gas interests. Although the Internal Revenue Code requires each unitholder to compute its own depletion allowance and maintain records of its share of the adjusted tax basis of the underlying property for depletion and other purposes, Vanguard intends to furnish each of its unitholders with information relating to this computation for federal income tax purposes. Each unitholder, however, remains responsible for calculating its own depletion allowance and maintaining records of its share of the adjusted tax basis of the underlying property for depletion and other purposes.

Percentage depletion is generally available with respect to unitholders who qualify under the independent producer exemption contained in Section 613A(c) of the Code. For this purpose, an independent producer is a person not directly or indirectly involved in the retail sale of oil, gas, or derivative products or the operation of a major refinery. Percentage depletion is calculated as an amount generally equal to 15% (and, in the case of marginal production, potentially a higher percentage) of the unitholder’s gross income from the depletable property for the taxable year. The percentage depletion deduction with respect to any property is limited to 100% of the taxable income of the unitholder from the property for each taxable year, computed without the depletion allowance. A Vanguard unitholder that qualifies as an independent producer may deduct percentage depletion only to the extent the unitholder’s average daily production of domestic crude oil, or the gas equivalent, does not exceed 1,000 barrels. This depletable amount may be allocated between oil and gas production, with 6,000 cubic feet of domestic gas production regarded as equivalent to one barrel of crude oil. The 1,000-barrel limitation must be allocated among the independent producer and controlled or related persons and family members in proportion to the respective production by such persons during the period in question.

In addition to the foregoing limitations, the percentage depletion deduction otherwise available is limited to 65% of a common unitholder’s total taxable income from all sources for the year, computed without the depletion allowance, net operating loss carrybacks, or capital loss carrybacks. Any percentage depletion deduction disallowed because of the 65% limitation may be deducted in the following taxable year if the percentage depletion deduction for such year plus the deduction carryover does not exceed 65% of the common unitholder’s total taxable income for that year. The carryover period resulting from the 65% net income limitation is unlimited.

Vanguard Unitholders that do not qualify under the independent producer exemption are generally restricted to depletion deductions based on cost depletion. Cost depletion deductions are calculated by (i) dividing the unitholder’s share of the adjusted tax basis in the underlying mineral property by the number of mineral units (barrels of oil and thousand cubic feet, or Mcf, of gas) remaining as of the beginning of the taxable year and (ii) multiplying the result by the number of mineral units sold within the taxable year. The total amount of deductions based on cost depletion cannot exceed the unitholder’s share of the total adjusted tax basis in the property.

All or a portion of any gain recognized by a unitholder as a result of either the disposition by Vanguard of some or all of Vanguard’s oil and gas interests or the disposition by the unitholder of some or all of its units may be taxed as ordinary income to the extent of recapture of depletion deductions, except for percentage depletion deductions in excess of the tax basis of the property. The amount of the recapture is generally limited to the amount of gain recognized on the disposition.

The foregoing discussion of depletion deductions does not purport to be a complete analysis of the complex legislation and Treasury Regulations relating to the availability and calculation of depletion deductions by the unitholders. Further, because depletion is required to be computed separately by each common unitholder and not by Vanguard, no assurance can be given, and counsel is unable to express any opinion, with respect to the availability or extent of percentage depletion deductions to the unitholders for any taxable year. Vanguard encourages each prospective unitholder to consult its tax advisor to determine whether percentage depletion would be available to the unitholder.

Deductions for Intangible Drilling and Development Costs.  Vanguard will elect to currently deduct intangible drilling and development costs (IDCs). IDCs generally include Vanguard’s expenses for wages, fuel, repairs, hauling, supplies and other items that are incidental to, and necessary for, the drilling and preparation of wells for the production of oil, gas, or geothermal energy. The option to currently deduct IDCs applies only to those items that do not have a salvage value.

Although Vanguard will elect to currently deduct IDCs, each unitholder will have the option of either currently deducting IDCs or capitalizing all or part of the IDCs and amortizing them on a straight-line basis over a 60-month period, beginning with the taxable month in which the expenditure is made. If a unitholder makes the election to amortize the IDCs over a 60-month period, no IDC preference amount in respect of those IDCs will result for alternative minimum tax purposes.

Integrated oil companies must capitalize 30% of all their IDCs (other than IDCs paid or incurred with respect to oil and gas wells located outside of the United States) and amortize these IDCs over 60 months beginning in the month in which those costs are paid or incurred. If the taxpayer ceases to be an integrated oil company, it must continue to amortize those costs as long as it continues to own the property to which the IDCs relate. An “integrated oil company” is a taxpayer that has economic interests in oil or gas properties and also carries on substantial retailing or refining operations. An oil or gas producer is deemed to be a substantial retailer or refiner if it is subject to the rules disqualifying retailers and refiners from taking percentage depletion. In order to qualify as an “independent producer” that is not subject to these IDC deduction limits, a Vanguard unitholder, either directly or indirectly through certain related parties, may not be involved in the refining of more than 75,000 barrels of oil (or the equivalent amount of gas) on average for any day during the taxable year or in the retail marketing of oil and gas products exceeding $5 million per year in the aggregate.

IDCs previously deducted that are allocable to property (directly or through ownership of an interest in a partnership) and that would have been included in the adjusted tax basis of the property had the IDC deduction not been taken are recaptured to the extent of any gain realized upon the disposition of the property or upon the disposition by a unitholder of interests in Vanguard. Recapture is generally determined at the unitholder level. Where only a portion of the recapture property is sold, any IDCs related to the entire property are recaptured to the extent of the gain realized on the portion of the property sold. In the case of a disposition of an undivided interest in a property, a proportionate amount of the IDCs with respect to the property is treated as allocable to the transferred undivided interest to the extent of any gain recognized. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”

Deduction for U.S. Production Activities.  Subject to the limitations on the deductibility of losses discussed above and the limitation discussed below, Vanguard unitholders will be entitled to a deduction, herein referred to as the Section 199 deduction, equal to 9 percent of Vanguard’s qualified production activities income that is allocated to such unitholder, but not to exceed 50% of such unitholder’s IRS Form W-2 wages for the taxable year allocable to domestic production gross receipts.

Qualified production activities income is generally equal to gross receipts from domestic production activities reduced by cost of goods sold allocable to those receipts, other expenses directly associated with those receipts, and a share of other deductions, expenses and losses that are not directly allocable to those receipts or another class of income. The products produced must be manufactured, produced, grown or extracted in whole or in significant part by the taxpayer in the United States.

For a partnership, the Section 199 deduction is determined at the partner level. To determine its Section 199 deduction, each unitholder will aggregate its share of the qualified production activities income allocated to it from Vanguard with the unitholder’s qualified production activities income from other sources. Each unitholder must take into account its distributive share of the expenses allocated to it from Vanguard’s qualified production activities regardless of whether Vanguard otherwise has taxable income. However, Vanguard’s expenses that otherwise would be taken into account for purposes of computing the Section 199 deduction are taken into account only if and to the extent the unitholder’s share of losses and deductions from all of Vanguard’s activities is not disallowed by the tax basis rules, the at-risk rules or the passive activity loss rules. Please read “— Tax Consequences of Unit Ownership — Limitations on Deductibility of Losses.”

The amount of a unitholder’s Section 199 deduction for each year is limited to 50% of the IRS Form W-2 wages actually or deemed paid by the unitholder during the calendar year that are deducted in arriving at qualified production activities income. Each unitholder is treated as having been allocated IRS Form W-2 wages from Vanguard equal to the unitholder’s allocable share of Vanguard’s wages that are deducted in arriving at qualified production activities income for that taxable year. It is not anticipated that Vanguard or its subsidiaries will pay material wages that will be allocated to Vanguard’s unitholders, and thus a unitholder’s ability to claim the Section 199 deduction may be limited.

This discussion of the Section 199 deduction does not purport to be a complete analysis of the complex legislation and Treasury Regulations relating to the calculation of domestic production gross receipts, qualified production activities income, or IRS Form W-2 wages, or how such items are allocated by Vanguard to its unitholders. Further, because the Section 199 deduction is required to be computed separately by each unitholder, no assurance can be given, and counsel is unable to express any opinion, as to the availability or extent of the Section 199 deduction to the unitholders. Each Vanguard unitholder is encouraged to consult its tax advisor to determine whether the Section 199 deduction would be available to such unitholder.

Lease Acquisition Costs.  The cost of acquiring oil and gas leases or similar property interests is a capital expenditure that must be recovered through depletion deductions if the lease is productive. If a lease is proved worthless and abandoned, the cost of acquisition less any depletion claimed may be deducted as an ordinary loss in the year the lease becomes worthless. Please read “Tax Treatment of Operations — Depletion Deductions.”

Geophysical Costs.  The cost of geophysical exploration incurred in connection with the exploration and development of oil and gas properties in the United States are deducted ratably over a 24-month period beginning on the date that such expense is paid or incurred.

Operating and Administrative Costs.  Amounts paid for operating a producing well are deductible as ordinary business expenses, as are administrative costs to the extent they constitute ordinary and necessary business expenses that are reasonable in amount.

Recent Legislative Developments.  The Fiscal Year 2012 Budget proposed by the President recommends elimination of certain key U.S. federal income tax incentives currently available to oil and natural gas exploration and production companies, and legislation has been introduced in Congress which would implement many of these proposals. These changes include, but are not limited to, (i) the repeal of the percentage depletion allowance for oil and natural gas properties, (ii) the elimination of current deductions for intangible drilling and development costs, (iii) the elimination of the deduction for certain domestic production activities, and (iv) an extension of the amortization period for certain geological and geophysical expenditures. It is unclear whether these or similar changes will be enacted and, if enacted, how soon any such changes could become effective. The passage of this legislation or any other similar changes in U.S. federal income tax laws could eliminate or postpone certain tax deductions that are currently available with respect to oil and natural gas exploration and development, and any such change could increase the taxable income allocable to Vanguard’s unitholders and could negatively affect the value of an investment in Vanguard’s common stock.

Tax Basis, Depreciation and Amortization.  The tax basis of Vanguard’s assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of Vanguard’s assets and their tax basis immediately prior to an offering will be borne by Vanguard’s partners holding interests in Vanguard prior to that offering. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction.”

If Vanguard disposes of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property Vanguard owns will likely be required to recapture some or all of those deductions as ordinary income upon a sale of its interest in Vanguard. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction” and “— Disposition of Common Units — Recognition of Gain or Loss.”

The costs Vanguard incurs in offering and selling its units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon its termination. While there are uncertainties regarding the classification of costs as organization expenses, which may be amortized by Vanguard, and as syndication expenses, which may not be amortized by Vanguard, the underwriting discounts and commissions Vanguard incurs will be treated as syndication expenses.

Valuation and Tax Basis of Vanguard’s Properties.  The federal income tax consequences of the ownership and disposition of units will depend in part on Vanguard’s estimates of the relative fair market values, and the initial tax bases, of Vanguard’s assets. Although Vanguard may from time to time consult with professional appraisers regarding valuation matters, Vanguard will make many of the relative fair market value estimates itself. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by unitholders could change, and unitholders could be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss.  A unitholder will be required to recognize gain or loss on a sale of units equal to the difference between the unitholder’s amount realized and tax basis for the units sold. A unitholder’s amount realized will equal the sum of the cash or the fair market value of other property it receives plus its share of Vanguard’s liabilities with respect to such units. Because the amount realized includes a unitholder’s share of Vanguard’s liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Except as noted below, gain or loss recognized by a unitholder on the sale or exchange of a unit held for more than one year generally will be taxable as long-term capital gain or loss. However, gain or loss recognized on the disposition of units will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to Section 751 Assets, primarily depletion and depreciation recapture. Ordinary income attributable to Section 751 Assets may exceed net taxable gain realized on the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital loss may offset capital gains and, in the case of individuals, up to $3,000 of ordinary income per year.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in its entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership.

Treasury Regulations under Section 1223 of the Code allow a selling unitholder who can identify units transferred with an ascertainable holding period to elect to use the actual holding period of the units transferred. Thus, according to the ruling discussed above, a unitholder will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, it may designate specific units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of Vanguard’s units. A unitholder considering the purchase of additional units or a sale of units purchased in separate transactions is urged to consult its tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;
•	an offsetting notional principal contract; or
•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees.  In general, Vanguard’s taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month (the “Allocation Date”). However, gain or loss realized on a sale or other disposition of Vanguard’s assets or any other extraordinary item of income, gain, loss or deduction will be allocated among Vanguard’s unitholders on the Allocation Date in the month in which such income, gain, loss or deduction is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Code and most publicly-traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. Recently, however, the Department of the Treasury and the IRS issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly-traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method Vanguard has adopted. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between transferee and transferor unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, Vanguard’s taxable income or losses might be reallocated among the unitholders. Vanguard is authorized to revise its method of allocation between transferee and transferor unitholders, as well as among unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who disposes of units prior to the record date set for a cash distribution for that quarter will be allocated items of Vanguard’s income, gain, loss and deductions attributable to the month of disposition but will not be entitled to receive a cash distribution for that quarter.

Notification Requirements.  A unitholder who sells or purchases any of its Vanguard units is generally required to notify Vanguard in writing of that transaction within 30 days after the transaction (or, if earlier, January 15 of the year following the transaction). A purchaser of units who purchases units from another unitholder is also generally required to notify Vanguard in writing of that purchase within 30 days after that purchase. Upon receiving such notifications, Vanguard is required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify Vanguard of a transfer of units may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale through a broker who will satisfy such requirements.

Constructive Termination.  Vanguard will be considered to have terminated for federal income tax purposes upon the sale or exchange of 50% or more of the total interests in its capital and profits within a twelve-month period. For such purposes, multiple sales of the same unit are counted only once. A constructive termination results in the closing of Vanguard’s taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of Vanguard’s taxable year may result in more than twelve months of Vanguard’s taxable income or loss being includable in such unitholder’s taxable income for the year of termination.

A constructive termination occurring on a date other than December 31 will result in Vanguard filing two tax returns for one fiscal year and the cost of the preparation of these returns will be borne by all unitholders. However, pursuant to an IRS relief procedure the IRS may allow, among other things, a constructively terminated partnership to provide a single Schedule K-1 for the calendar year in which a termination occurs. Vanguard would be required to make new tax elections after a termination, including a new election under Section 754 of the Code, and a termination would result in a deferral of Vanguard’s deductions for depreciation. A termination could also result in penalties if Vanguard was unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject Vanguard to, any tax legislation enacted before the termination.

Uniformity of Units

Because Vanguard cannot match transferors and transferees of units and for other reasons, Vanguard must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, Vanguard may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity could result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6), which is not anticipated to apply to a material portion of Vanguard’s assets. Any non-uniformity could have a negative impact on the value of Vanguard’s units. Please read “— Tax Consequences of Unit Ownership — Section 754 Election.”

Vanguard’s limited liability company agreement permits the Vanguard Board to take positions in filing its tax returns that preserve the uniformity of its units even under circumstances like those described above. These positions may include reducing for some unitholders the depreciation, amortization or loss deductions to which they would otherwise be entitled or reporting a slower amortization of Section 743(b) adjustments for some unitholders than that to which they would otherwise be entitled. Vinson & Elkins L.L.P. is unable to opine as to validity of such filing positions. A unitholder’s basis in units is reduced by its or her share of Vanguard’s deductions (whether or not such deductions were claimed on an individual income tax return) so that any position that Vanguard takes that understates deductions will overstate the unitholder’s basis in its units, and may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “— Disposition of Units — Recognition of Gain or Loss” above and “— Tax Consequences of Unit Ownership — Section 754 Election” above. The IRS may challenge one or more of any positions Vanguard takes to preserve the uniformity of units. If such a challenge were sustained, the uniformity of Vanguard’s units might be affected, and, under some circumstances, the gain from the sale of units might be increased without the benefit of additional deductions.

Tax-Exempt Organizations and Other Investors

Ownership of Vanguard’s units by employee benefit plans, other tax-exempt organizations, non-resident aliens, non-U.S. corporations and other non-U.S. persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. Unitholders who are tax-exempt entities or non-U.S. persons should consult their tax advisor before investing in Vanguard’s units. Employee benefit plans and most other tax-exempt organizations, including IRAs and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of Vanguard’s income will be unrelated business taxable income and will be taxable to a tax-exempt unitholder.

Non-resident aliens and non-U.S. corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of their ownership of Vanguard’s units. Consequently, they will be required to file federal tax returns to report their share of Vanguard’s income, gain, loss or deduction and pay federal income tax at regular rates on their share of Vanguard’s net income or gain. Moreover, under rules applicable to publicly-traded partnerships, distributions to non-U.S. unitholders are subject to withholding at the highest applicable effective tax rate. Each non-U.S. unitholder must obtain a taxpayer identification number from the IRS and submit that number to Vanguard’s transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require Vanguard to change these procedures.

In addition, because a non-U.S. corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of Vanguard’s income and gain, as adjusted for changes in the non-U.S. corporation’s “U.S. net equity,” which is effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the non-U.S. corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Code.

A non-U.S. unitholder who sells or otherwise disposes of a Vanguard unit will be subject to federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the non-U.S. unitholder. Under a ruling published by the IRS, interpreting the scope of “effectively connected income,” a non-U.S. unitholder would be considered to be engaged in a trade or business in the U.S. by virtue of the U.S. activities of the partnership, and part or all of that unitholder’s gain would be effectively connected with that unitholder’s indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a non-U.S. unitholder generally will be subject to federal income tax upon the sale or disposition of a Vanguard unit if (i) it owned (directly or constructively applying certain attribution rules) more than 5% of Vanguard’s units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of all of Vanguard’s assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the units or the 5-year period ending on the date of disposition. Currently, more than 50% of Vanguard’s assets consist of U.S. real property interests and Vanguard does not expect that to change in the foreseeable future. Therefore, non-U.S. unitholders may be subject to federal income tax on gain from the sale or disposition of their units.

Administrative Matters

Information Returns and Audit Procedures.  Vanguard intends to furnish to each unitholder, within 90 days after the close of each taxable year, specific tax information, including a Schedule K-1, which describes its share of Vanguard’s income, gain, loss and deduction for Vanguard’s preceding taxable year. In preparing this information, which will not be reviewed by counsel, Vanguard will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. Vanguard cannot assure its unitholders that those positions will yield a result that conforms to the requirements of the Code, Treasury Regulations or administrative interpretations of the IRS.

Neither Vanguard nor Vinson & Elkins, L.L.P. can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible, and such a contention could negatively affect the value of Vanguard’s units. The IRS may audit Vanguard’s federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of its own return. Any audit of a unitholder’s return could result in adjustments not related to Vanguard’s returns as well as those related to Vanguard’s returns.

Limited liability companies treated as partnerships for U.S. federal income tax purposes generally are treated as entities separate from their owners for purposes of federal income tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the members. The Code requires that one partner be designated as the “Tax Matters Partner” for these purposes, and Vanguard’s limited liability company agreement allows its board of directors to appoint one of its officers who is a unitholder to serve as its Tax Matters Partner.

The Tax Matters Partner will make some elections on Vanguard’s behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in Vanguard’s returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in Vanguard to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate in that action.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on Vanguard’s return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting.  Persons who hold an interest in Vanguard as a nominee for another person are required to furnish to Vanguard:

(a)  the name, address and taxpayer identification number of the beneficial owner and the nominee;

(b)  a statement regarding whether the beneficial owner is

(1)  a non-U.S. person,

(2)  a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing, or

(3)  a tax-exempt entity;

(c)  the amount and description of units held, acquired or transferred for the beneficial owner; and

(d)  specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1.5 million per calendar year, is imposed by the Code for failure to report that information to Vanguard. The nominee is required to supply the beneficial owner of the units with the information furnished to Vanguard.

Accuracy-Related Penalties.  An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for the underpayment of that portion and that the taxpayer acted in good faith regarding the underpayment of that portion.

For individuals a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

(1)  for which there is, or was, “substantial authority,” or

(2)  as to which there is a reasonable basis and the relevant facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, Vanguard must disclose the relevant facts on its returns. In addition, Vanguard will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which Vanguard does not believe includes it, or any of its investments, plans or arrangements.

A substantial valuation misstatement exists if (a) the value of any property, or the tax basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or tax basis, (b) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Code Section 482 is 200% or more (or 50% or less) of the amount determined under Section 482 to be the correct amount of such price, or (c) the net Code Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10% of the taxpayer’s gross receipts. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for a corporation other than an S Corporation or a personal holding company). The penalty is increased to 40% in the event of a gross valuation misstatement. Vanguard does not anticipate making any valuation misstatements.

Reportable Transactions.  If Vanguard was to engage in a “reportable transaction,” Vanguard (and possibly its unitholders and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2 million in any single year, or $4 million in any combination of 6 successive tax years. Vanguard’s participation in a reportable transaction could increase the likelihood that Vanguard’s federal income tax information return (and possibly Vanguard’s unitholder’s tax return) would be audited by the IRS. Please read “— Administrative Matters — Information Returns and Audit Procedures.”

Moreover, if Vanguard was to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, Vanguard’s unitholders may be subject to the following additional consequences:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “— Accuracy-Related Penalties,”
•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability and
•	in the case of a listed transaction, an extended statute of limitations.

Vanguard does not expect to engage in any “reportable transactions.”

State, Local and Other Tax Considerations

In addition to federal income taxes, Vanguard unitholders will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which Vanguard conducts business or own property or in which you are a resident. Vanguard currently conducts business and owns property in several states, most of which impose an income tax on entities such as Vanguard. Vanguard may also own property or do business in other states in the future. Unitholders may not be required to file a return and pay taxes in some states because their income from that state falls below the filing and payment requirement. Unitholders will be required, however, to file state income tax returns and to pay state income taxes in many of the states in which Vanguard may do business or own property, and such unitholders may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require Vanguard, or Vanguard may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the state, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by Vanguard. Please read “— Tax Consequences of Unit Ownership — Entity-Level Collections of Unitholder Taxes.” Based on current law and Vanguard’s estimate of its future operations, Vanguard anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of its investment in Vanguard. Vinson & Elkins L.L.P. has not rendered an opinion on the state or local tax consequences of an investment in Vanguard. Vanguard strongly recommends that each prospective unitholder consult, and depend upon, its own tax counsel or other advisor with regard to those matters. It is the responsibility of each unitholder to file all state and local, as well as U.S. federal tax returns that may be required of the unitholder.

UNITHOLDER PROPOSALS

Vanguard Unitholder Proposals

For inclusion in next year’s proxy statement, any Vanguard unitholder who desires to include a proposal in the proxy statement for the 2012 annual meeting must deliver it so that it is received on or before January 26, 2012. For presentation at the next annual meeting of Vanguard unitholders, pursuant to Vanguard’s limited liability company agreement, any Vanguard unitholder who wants to present a proposal at the 2012 annual meeting must deliver it so it is received on or before January 26, 2012, but not earlier than December 27, 2011. However, if the date of the 2012 annual meeting is changed so that it is more than 30 days earlier or more than 30 days later than June 9, 2012, any such proposals must be delivered not more than 120 days prior to the 2012 annual meeting and not less than the later of (1) 90 days prior to the 2012 annual meeting or (2) 10 days following the day on which Vanguard first publicly announces the date of the 2012 annual meeting.

These advance notice, informational and other provisions are in addition to, and separate from, the requirements that a Vanguard unitholder must meet in order to have a proposal included in Vanguard’s proxy statement under the rules of the SEC. Any proposals must be sent, in writing, to Vanguard’s Secretary at Vanguard Natural Resources, LLC, 5847 San Felipe, Suite 3000, Houston, Texas 77057. Proposals will not be accepted by facsimile.

Encore Unitholder Proposals

Under applicable Delaware law and Encore’s partnership agreement, Encore is not required to hold an annual meeting of its unitholders (limited partners). Ownership of Encore common units does not entitle Encore unitholders to make proposals at the special meeting. Under Encore’s partnership agreement, only its general partner can make a proposal at the meeting. Encore’s partnership agreement establishes a procedure for calling meetings whereby limited partners owning 20% or more of the outstanding units of the class for which a meeting is proposed may call a meeting. In any case, limited partners are not allowed to vote on matters that would cause the limited partners to be deemed to be taking part in the management and control of the business and affairs of Encore. Doing so would jeopardize the limited partners’ limited liability under the Delaware Act or the law of any other state in which Encore is qualified to do business.

LEGAL MATTERS

The validity of Vanguard common units to be issued in the merger, certain tax matters relating to those common units and certain tax matters relating to the merger will be passed upon for Vanguard by Vinson & Elkins L.L.P., Houston, Texas. Vinson & Elkins L.L.P. has provided legal services to Encore in the past regarding matters unrelated to the merger. Certain tax matters relating to the merger will be passed upon for the Encore Conflicts Committee by Bracewell & Giuliani LLP, Houston, Texas.

EXPERTS

The consolidated financial statements of Vanguard Natural Resources, LLC and subsidiaries and management’s assessment of the effectiveness of Vanguard Natural Resources, LLC and subsidiaries' internal control over financial reporting incorporated in this joint proxy statement/prospectus by reference from Vanguard Natural Resources, LLC's Annual Report on Form 10-K for the year ended December 31, 2010 have been audited by BDO USA, LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (i) express an unqualified opinion on the financial statements and (ii) express an unqualified opinion on the effectiveness of internal control over financial reporting). Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The statements of revenues and direct operating expenses of the properties Vanguard acquired from a private seller for each of the years in the two-year period ended December 31, 2009, which appear in Vanguard's Current Report on Form 8-K/A filed with the SEC on May 12, 2010 and the statement of revenues and direct operating expenses of the oil and gas properties purchased from a private seller for the year ended December 31, 2010, which appear in Vanguard’s Current report on Form 8-K/A filed with SEC on September 16, 2011 and are incorporated by reference herein, have been audited by BDO USA, LLP (formerly known as BDO Seidman,

LLP), as stated in their reports dated May 12, 2010 and September 16, 2011, respectively. Such statements of revenues and direct operating expenses have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The information incorporated by reference herein regarding estimated quantities of Vanguard’s proved reserves as of December 31, 2010 was prepared or derived from estimates prepared by DeGolyer and MacNaughton, independent reserve engineers. These estimates are incorporated by reference herein in reliance upon the authority of such firms as experts in these matters.

The consolidated financial statements of Encore Energy Partners LP appearing in Encore Energy Partners LP’s Annual Report (Form 10-K) for the year ended December 31, 2010, and the effectiveness of Encore Energy Partners LP’s internal control over financial reporting as of December 31, 2010, have been audited by Ernst and Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and Encore Energy Partners LP’s management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2010 are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The information incorporated by reference herein regarding estimated quantities of Encore’s proved reserves as of December 31, 2010 was prepared or derived from estimates prepared by DeGolyer and MacNaughton, independent reserve engineers. These estimates are incorporated by reference herein in reliance upon the authority of such firm as experts in these matters.

WHERE YOU CAN FIND MORE INFORMATION

Vanguard and Encore file annual, quarterly and current reports, and other information with the Commission under the Exchange Act of 1934. You may read and copy any document filed with the Commission at its public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the Commission at 1-800-732-0330 for further information regarding the public reference room. The filings are also available to the public at the Commission’s website at http://www.sec.gov. In addition, documents filed by Vanguard and Encore can be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

The Commission allows Vanguard and Encore to incorporate by reference information into this joint proxy statement/prospectus, which means that Vanguard and Encore can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this joint proxy statement/prospectus, except for any information that is superseded by information that is included directly in this joint proxy statement/prospectus. Any later information filed with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act up until the date of the special meeting will be deemed to be incorporated by reference into this joint proxy statement/prospectus and will automatically update and supersede this information. Therefore, before you vote to approve the merger agreement and the merger, you should always check for reports Vanguard and Encore may have filed with the Commission after the date of this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the documents listed below that Vanguard and Encore have previously filed with the Commission, excluding any information in a Form 8-K furnished pursuant to Item 2.02 or 7.01 (unless otherwise indicated), which is not deemed filed under the Exchange Act.

Vanguard’s Filings (Commission File No. 001-33756)

•	Annual Report on Form 10-K for the year ended December 31, 2010;
•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2011 and June 30, 2011;
•	Current Reports on Form 8-K filed with the Commission on January 3, 2011, February 28, 2011, March 25, 2011, April 21, 2011, June 9, 2011, June 23, 2011, July 11, 2011,
September 12, 2011 and October 5, 2011;
•	Current Reports on Form 8-K/A filed with the Commission on May 12, 2010, August 3, 2011 and September 16, 2011.
•	The description of Vanguard’s common units in the registration statement on Form 8-A 12B filed on May 6, 2009 and including any other amendments or reports filed for the purpose of updating such description.

You may request a copy of these filings at no cost by making written or telephone requests for copies to: Vanguard Natural Resources, LLC, 5847 San Felipe, Suite 3000 Houston, Texas 77057.

Vanguard also makes available free of charge on its internet website at http://www.vnrllc.com its annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after it electronically files such material with, or furnishes it to, the Commission. Information contained on Vanguard’s website is not part of this joint proxy statement/prospectus.

Encore’s Filings (Commission File No. 001-33676)

•	Annual Report on Form 10-K for the year ended December 31, 2010;
•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2011 and June 30, 2011; and
•	Current Reports on Form 8-K filed with the Commission on January 3, 2011, March 25, 2011, April 5, 2011, April 6, 2011, April 7, 2011, April 8, 2011, April 13, 2011, April 21, 2011, May 2, 2011, June 23, 2011 and July 11, 2011.
•	Current Report Form 8-K/A filed with the Commission on August 3, 2011.

You may request a copy of these filings at no cost by making written or telephone requests for copies to: Encore Energy Partners LP, 5847 San Felipe, Suite 3000 Houston, Texas 77057.

Encore also makes available free of charge on its Internet website at http://www.encoreenp.com its annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after it electronically files such material with, or furnishes it to, the Commission. Information contained on Encore’s website is not part of this joint proxy statement/prospectus.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This proxy/prospectus and some of the documents Vanguard and Encore have incorporated herein by reference contain various forward-looking statements and information that are based on the beliefs of Vanguard and Encore and their respective general partners, as well as assumptions made by and information currently available to each of them. These forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. When used in this proxy/prospectus or the documents incorporated herein by reference, words such as “anticipate,” “project,” “expect,” “plan,” “seek,” “goal,” “estimate,” “forecast,” “intend,” “could,” “should,” “will,” “believe,” “may,” “potential,” and similar expressions and statements regarding Vanguard’s or Encore’s plans and objectives for future operations, are intended to identify forward-looking statements. In particular, statements, express or implied, concerning future actions, operating results or the ability to generate revenue, income, cash flow or to make distributions are forward-looking statements. Although Vanguard and Encore and their respective general partners believe that such expectations reflected in such forward-looking statements are reasonable, neither Vanguard, Encore, nor either of their general partners can give assurances that such expectations will prove to be correct. Such statements are subject to a variety of risks, uncertainties and assumptions. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, Vanguard’s and Encore’s actual results may vary materially from those anticipated, estimated, projected or expected. Among the key risk factors that may have a direct bearing on Vanguard’s or Encore’s results of operations and financial condition are:

•	cash flow growth and accretion;
•	future distribution increases and growth;
•	internal growth projects;
•	future issuances of debt and equity securities; and
•	other objectives, expectations and intentions and other statements that are not historical facts.

These statements are based on the current expectations and estimates of the management of Vanguard and Encore GP; actual results may differ materially due to certain risks and uncertainties. Although Vanguard, Encore and their respective general partners believe that the expectations reflected in such forward-looking statements are reasonable, they cannot give assurances that such expectations will prove to be correct. For instance, although Vanguard and Encore have signed a merger agreement, there is no assurance that they will complete the proposed merger. The merger agreement will terminate if Encore or Vanguard do not receive the necessary approval of their respective unitholders, and also may be terminated if any conditions to closing are not satisfied or if the merger is not completed by December 31, 2011. Other risks and uncertainties that may affect the merger or actual results include:

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement;
•	the outcome of any legal proceedings that have been or may be instituted against Vanguard, Encore and others relating to the merger agreement;
•	the failure of the merger to close for any other reason;
•	the effect of the announcement of the merger on Vanguard’s and Encore’s customer relationships, operating results and business generally;
•	the risks that the proposed transaction disrupts current plans and operations;
•	the amount of the costs, fees, expenses and charges related to the merger;
•	the failure to realize a lower long-term cost of capital, anticipated cost savings and other benefits of the proposed merger; the volatility of realized oil, natural gas and natural gas liquids prices;
•	the potential for additional impairment due to future declines in oil, natural gas and natural gas liquids prices;
•	uncertainties about the estimated quantities of oil, natural gas and natural gas liquids reserves, including uncertainties about the effects of the SEC’s new rules governing reserve reporting;
•	the conditions of the capital markets, interest rates, availability of credit facilities to support business requirements, liquidity and general economic conditions;
•	the discovery, estimation, development and replacement of oil, natural gas and natural gas liquids reserves;
•	Vanguard’s and Encore’s respective businesses and financial strategies;
•	drilling locations;
•	technology;
•	cash flow, liquidity and financial position;
•	the timing and amount of our future production of oil, natural gas and natural gas liquids;
•	operating expenses, general and administrative costs, and finding and development costs;
•	the availability of drilling and production equipment, labor and other services;
•	future operating results;
•	the ability of Encore Energy Partners LP to make distributions to its unitholders and general partner;
•	prospect development and property acquisitions;
•	the marketing of oil, natural gas and natural gas liquids;
•	competition in the oil, natural gas and natural gas liquids industry;
•	the impact of weather and the occurrence of natural disasters such as fires, floods, hurricanes, earthquakes and other catastrophic events and natural disasters;
•	governmental regulation of the oil and natural gas industry;
•	environmental regulations;
•	the effect of legislation, regulatory initiatives and litigation related to climate change;
•	developments in oil-producing and natural gas producing countries;
•	strategic plans, objectives, expectations and intentions for future operations; and
•	other factors and uncertainties discussed in this joint proxy statement/prospectus and Vanguard’s and Encore’s respective filings with the SEC, including their Annual Reports on Form 10-K for the year ended December 31, 2010 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2011 and June 30, 2011.

You should not put undue reliance on any forward-looking statements. When considering forward-looking statements, please review carefully the risk factors described under “Risk Factors” in this joint proxy statement/prospectus and incorporated by reference into this document.

INDEX TO UNAUDITED PRO FORMA
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Vanguard Natural Resources, LLC Unaudited Pro Forma Condensed Consolidated Financial Statements:

INTRODUCTION	F-2
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET AT JUNE 30, 2011	F-4
UNAUDITED PRO FORMA CONDENSED STATEMENT OF CONSOLIDATED OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2011	F-5
UNAUDITED PRO FORMA CONDENSED STATEMENT OF CONSOLIDATED OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2010	F-6
NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	F-7
SUMMARY PRO FORMA COMBINED OIL, NATURAL GAS AND NATURAL GAS LIQUIDS RESERVE DATA	F-15

Vanguard Natural Resources, LLC
Unaudited pro forma combined financial information

On December 31, 2010, Vanguard completed an acquisition pursuant to a purchase agreement with Denbury Resources Inc. (“Denbury”), Encore Partners GP Holdings LLC, Encore Partners LP Holdings LLC and Encore Operating, L.P. (collectively, the “Selling Parties” and, together with Denbury, the “Selling Parties”) to acquire all of the member interests in Encore GP and 20,924,055 common units representing limited partner interests in Encore, representing, with the general partner interest owned by Encore GP consisting of 504,851 general partner units, a 46.7% aggregate equity interest in Encore (the “Encore Sponsor Interest Acquisition”). As consideration for the purchase, Vanguard paid $300.0 million in cash and issued 3,137,255 Vanguard common units, valued at approximately $93 million.

On July 11, 2011, Vanguard and Encore announced the execution of a definitive agreement that would result in a merger whereby Encore would become a wholly-owned subsidiary of VNG, through a unit-for-unit exchange (the “Merger”). Under the terms of the definitive merger agreement, Encore’s public unitholders would receive 0.75 Vanguard common units in exchange for each Encore common unit they own at closing. The transaction would result in approximately 18.4 million additional common units being issued by Vanguard. The terms of the definitive merger agreement were unanimously approved by the members of the Encore Conflicts Committee, who negotiated the terms on behalf of Encore and is comprised solely of independent directors. The members of the Vanguard Conflicts Committee, which is also comprised solely of independent directors, negotiated the terms on behalf of Vanguard and also voted unanimously in favor of the Merger. The completion of the merger is subject to approval by a majority of the outstanding Encore common units. As of July 11, 2011,Vanguard’s operating company, VNG, owns Encore’s general partner and approximately 46.0% of the Encore outstanding common units and has also executed the definitive merger agreement between Vanguard and Encore. The completion of the merger is also subject to the approval of the issuance of additional Vanguard common units in connection with the merger by the affirmative vote of a majority of the votes cast by Vanguard unitholders.

On June 22, 2011, Vanguard and Encore entered into two Purchase and Sale Agreements to acquire producing oil and natural gas assets in the Permian Basin in West Texas (the “Purchased Assets”) from an undisclosed seller (“the Permian Basin acquisition”). Vanguard and Encore each agreed to purchase 50% of the Purchased Assets for $42.5 million and each paid the seller a non-refundable deposit of $4.25 million. This acquisition was completed on July 29, 2011 for an aggregate adjusted purchase price of $81.4 million, subject to customary post-closing adjustments to be determined. The effective date of this acquisition is May 1, 2011. The purchase price was funded with borrowings under Vanguard’s reserve-based credit facility.

The following unaudited pro forma combined financial information is based on the historical consolidated financial statements of Vanguard and Encore, adjusted to reflect the Merger of Vanguard and Encore and the Encore Sponsor Interest Acquisition, which includes the Vanguard common unit offering completed in October 2010, the issuance of Vanguard's common units to Denbury, and other financing transactions. In addition, Vanguard’s historical balance sheet as of June 30, 2011 has been adjusted to include the pro forma effect of the Permian Basin acquisition as presented in Note 2 to the unaudited pro forma combined financial information. Vanguard's historical consolidated statement of operations for the year ended December 31, 2010 and the six months ended June 30, 2011 have also been adjusted to give pro forma effect to the Parker Creek acquisition completed during May 2010 and the Permian Basin acquisition completed during July 2011 as presented in Notes 3 and 4 to the unaudited pro forma combined financial information.

The unaudited pro forma combined financial statements give effect to the events set forth below:

•	The December 2010 Encore Sponsor Interest Acquisition.
•	The issuance of approximately 18.4 million Vanguard common units to Encore’s public unitholders in exchange for each Encore common unit they own at the closing of the Merger.
•	The elimination of transaction costs incurred in the Encore Sponsor Interest Acquisition.
•	The elimination of certain general and administrative expenses resulting from Encore not being a separate public company after the completion of the Merger.

•	Adjustments to conform the classification of revenues and expenses in Encore’s historical statements of operations to Vanguard’s classification of similar revenues and expenses.
•	Adjustments to conform Encore’s historical accounting policies related to oil and natural gas properties from successful efforts to full cost accounting.
•	Adjustments to interest expense related to borrowings under Vanguard’s term loan and reserve-based credit facility to fund the Encore Sponsor Interest Acquisition.
•	Adjustments for the Vanguard common units issued in the October 2010 equity offering and issued to Denbury in connection with the Encore Sponsor Interest Acquisition.
•	Vanguard’s Permian Basin acquisition completed during July 2011 and the increase in borrowings under Vanguard’s reserve-based credit facility to finance the acquisition.
•	Vanguard’s Parker Creek acquisition completed during May 2010 and the effect of the related equity offering.
•	The elimination of a nonrecurring loss related to Vanguard’s Parker Creek acquisition.

The unaudited pro forma combined balance sheet gives effect to the Merger and the Permian Basin acquisition as if they had occurred on June 30, 2011. The unaudited pro forma combined statements of operations combine the results of operations of Vanguard and Encore for the year ended December 31, 2010 and the six months ended June 30, 2011, as if the Merger, the Encore Sponsor Interest Acquisition, the Permian Basin acquisition completed during July 2011 and the Parker Creek acquisition completed during May 2010 (see Note 4) had occurred on January 1, 2010.

The unaudited pro forma combined financial information should be read in conjunction with Encore’s and Vanguard’s Forms 10-K for the year ended December 31, 2010 and Encore’s and Vanguard’s Forms 10-Q for the quarter ended June 30, 2011.

The unaudited pro forma combined financial information is for informational purposes only and is not intended to represent or to be indicative of the combined results of operations or financial position that Vanguard would have reported had the Merger, the Encore Sponsor Interest Acquisition, the Permian Basin acquisition and the Parker Creek acquisition been completed as of the dates set forth in this unaudited pro forma combined financial information and should not be taken as indicative of Vanguard’s future combined results of operations or financial position. The actual results may differ significantly from that reflected in the unaudited pro forma combined financial information for a number of reasons, including, but not limited to, differences between the assumptions used to prepare the unaudited pro forma combined financial information and actual results.

Unaudited Pro Forma Combined
Balance Sheet as of June 30, 2011
(In thousands)

	Vanguard historical	Pro forma adjustments Permian Basin Acquisition (Note 2)		Vanguard pro forma	Pro forma adjustments Encore merger (Note 2)		Vanguard pro forma combined
Current assets
Cash and cash equivalents	$5,460	$66,000	(a)
		9,965	(a)
		(81,425	)(b)	$—	$—		$—
Trade accounts receivables, net	37,664	—		37,664	—		37,664
Derivative assets	6,146	—		6,146	—		6,146
Other current assets	1,681	562	(b)	2,243	—		2,243
Total current assets	50,951	(4,898)		46,053			46,053
Oil and natural gas properties, at cost	1,327,202	84,579	(b)	1,411,781	—		1,411,781
Accumulated depletion, amortization and accretion	(289,444)	—		(289,444)	—		(289,444)
Oil and natural gas properties evaluated, net (see Note 1)	1,037,758	84,579		1,122,337	—		1,122,337
Other assets
Goodwill	420,955	—		420,955	—		420,955
Other intangible assets, net	8,927	—		8,927	—		8,927
Deferred financing costs	3,772	—		3,772	—		3,772
Other assets	12,952	—		12,952	—		12,952
Total assets	$1,535,315	$79,681		$1,614,996	$—		$1,614,996
Liabilities and members' equity
Current liabilities
Accounts payable:
Trade	$2,524	$9,965	(a)	$12,489	$—		$12,489
Affiliate	1,402	—		1,402	—		1,402
Accrued liabilities:
Lease operating	5,718	—		5,718	—		5,718
Developmental capital	1,395	—		1,395	—		1,395
Interest	509	—		509	—		509
Production taxes and marketing	13,480	409	(b)	13,889	—		13,889
Derivative liabilities	11,935	—		11,935	—		11,935
Deferred swap premium liability	1,127	—		1,127	—		1,127
Oil and natural gas revenue payable	973	—		973	—		973
Other	4,228	—		4,228	—		4,228
Current portion, long-term debt	405,000	—		405,000	—		405,000
Total current liabilities	448,291	10,374		458,665	—		458,665
Long-term debt	185,000	66,000	(a)	251,000	—		251,000
Derivative liabilities	55,684	—		55,684	—		55,684
Asset retirement obligations	29,992	3,964	(b)	33,956	—		33,956
Other long-term liabilities	847	—		847	—		847
Total liabilities	719,814	80,338		800,152	—		800,152
Members' equity
Members' capital	287,329	(481	)(b)	286,848	524,704	(c)	811,552
Class B units	4,691	—		4,691	—		4,691
Accumulated other comprehensive loss	(1,399)	—		(1,399)	—		(1,399)
Total Vanguard members' equity	290,621	(481	)(b)	290,140	524,704		814,844
Non-controlling interest	524,880	(176	)(b)	524,704	(524,704	)(c)	—
Total members' equity	815,501	(657	)(b)	814,844	—		814,844
Total liabilities and members' equity	$1,535,315	$79,681		$1,614,996	$—		$1,614,996

Unaudited Pro Forma Combined
Statement of Operations
for the Six Months Ended June 30, 2011

	Vanguard historical	Pro forma adjustments Permian Basin Acquisition (Note 3)		Vanguard pro forma	Pro forma adjustments Encore merger (Note 3)		Vanguard pro forma combined
		(In thousands, except per unit amounts)
Revenues:
Oil, natural gas and natural gas liquids sales	$152,410	$9,385	(a)	$161,795	$—		$161,795
Loss on commodity cash flow hedges	(1,672)	—		(1,672)	—		(1,672)
Realized gain on other commodity derivative contracts	2,572	—		2,572	—		2,572
Unrealized loss on other commodity derivative contracts	(41,014)	—		(41,014)	—		(41,014)
Total revenues	112,296	9,385		121,681	—		121,681
Costs and Expenses
Production:
Lease operating expenses	28,567	3,052	(b)	31,619	—		31,619
Production and other taxes	13,626	—		13,626	—		13,626
Depreciation, depletion, amortization and accretion	41,378	2,873	(c)	44,251	—		44,251
Selling, general and administrative expenses	11,107	—		11,107	(869	)(e)	10,238
Total costs and expenses	94,678	5,925		100,603	(869)		99,734
Income from operations	17,618	3,460		21,078	869		21,947
Other income and (expense)	—	—		—	—		—
Interest expense	(13,628)	(950	)(d)	(14,578)	—		(14,578)
Realized loss on interest rate derivative contracts	(1,505)	—		(1,505)	—		(1,505)
Unrealized gain on interest rate derivative contracts	299	—		299	—		299
Loss on acquisition of oil and natural gas properties	(870)	—		(870)	—		(870)
Other income	6	—		6	—		6
Total other expense	(15,698)	(950)		(16,648)	—		(16,648)
Net income	1,920	2,510		4,430	869		5,299
Net income attributable to non-controlling interest	533	670		1,203	(1,203	)(f)	—
Net income attributable to Vanguard unitholders	$1,387	$1,840		$3,227	$2,072		$5,299
Net income per Common and Class B unit
Basic & diluted	$0.05			$0.11			$0.11
Weighted average units outstanding
Common units – basic	29,768	—		29,768	18,424	(g)	48,192
Common units – diluted	29,834	—		29,834	18,424	(g)	48,258
Class B units – basic & diluted	420	—		420	—		420

Unaudited Pro Forma Combined
Statement of Operations
for the Year Ended December 31, 2010

	Vanguard pro forma (Note 4)	Encore historical	Pro forma reclassification adjustments (Note 3)		Pro forma adjustments (Note 3)		Vanguard pro forma combined
	(In thousands, except per unit amounts)
Revenues:
Oil, natural gas and natural gas liquids sales	$109,356	$—	$183,476	(h)	$—
			269	(i)	—		$293,101
Loss on commodity cash flow hedges	(2,832)	—	—		—		(2,832)
Realized gain on other commodity derivative contracts	24,774	—	11,946	(n)	—
			(9,816	)(r)	—		26,904
Unrealized loss on other commodity derivative contracts	(14,145)	—	(26,087	)(n)	—
			9,816	(r)	—		(30,416)
Oil revenue	—	155,367	(155,367	)(h)	—		—
Natural gas revenue	—	28,109	(28,109	)(h)	—		—
Marketing revenue	—	269	(269	)(i)	—		—
Total revenues	117,153	183,745	(14,141)		—		286,757
Costs and Expenses
Lease operating expenses	25,099	43,021	1,336	(l)	—
			(2,036	)(k)	—
			124	(i)	—		67,544
Depreciation, depletion, amortization and accretion	29,344	50,580	—		11,086	(t)	91,010
Production, ad valorem and severance taxes	—	18,221	(16,761	)(j)	—
			(1,336	)(l)	—
			(124	)(i)	—		—
Selling, general and administrative expenses	10,134	12,398	(13	)(m)	(934	)(v)
					(3,853	)(w)	17,732
Production and other taxes	6,840	—	16,761	(j)	—
			2,036	(k)	—
			13	(m)	—
			(70	)(p)	—
			70	(p)	—		25,650
Derivative fair value loss	—	14,146	(14,146	)(n)	—		—
Exploration	—	194	—		(194	)(s)	—
Total costs and expenses	71,417	138,560	(14,146)		6,105		201,936
Income from operations	45,736	45,185	5		(6,105)		84,821
Other income and (expense)
Interest income	1		12	(o)	—		13
Interest expense	(8,069)	(13,171)	3,918	(q)	(12,850	)(u)	(30,172)
Realized loss on interest rate derivative contracts	(1,799)	—	(3,918	)(q)	—		(5,717)
Unrealized gain on interest rate derivative contracts	(349)	—	(5	)(n)	—		(354)
Other income	—	56	(12	)(o)	—		44
Total other income (expense)	(10,216)	(13,115)	(5)		(12,850)		(36,186)
Current income tax benefit (provision)	—	(70)	70	(p)	—		—
Deferred income tax benefit (provision)	—	70	(70	)(p)	—		—
Total income taxes	—	—	—		—		—
Net income	$35,520	$32,070	$—		$(18,955)		$48,635
Net income per Common and Class B unit
Basic	$1.54						$1.01
Diluted	$1.53						$1.01
Weighted average units outstanding
Common units – basic	22,720				25,152	(x)	47,872
Common units – diluted	22,758				25,152	(x)	47,910
Class B units – basic & diluted	420						420

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

Note 1 Basis of Presentation

On December 31, 2010, Vanguard completed the Encore Sponsor Interest Acquisition, whereby Vanguard acquired all of the member interest in Encore GP (which owns 504,851 general partner units in Encore) and 20,924,055 common units representing limited partner interests in Encore, representing, together with the general partner units, a 46.7% aggregate equity interest in Encore. As consideration for the purchase, Vanguard paid $300.0 million in cash and issued 3,137,255 Vanguard common units, valued at approximately $93 million.

On July 11, 2011, Vanguard and Encore announced the execution of a definitive merger agreement that would result in a merger whereby Encore would become a wholly-owned subsidiary of VNG, through a unit-for-unit exchange. Under the terms of the definitive merger agreement, Encore’s public unitholders would receive 0.75 Vanguard common units in exchange for each Encore common unit they own at closing. The transaction would result in approximately 18.4 million additional common units being issued by Vanguard. The terms of the definitive merger agreement were unanimously approved by the members of the Encore Conflicts Committee, who negotiated the terms on behalf of Encore and is comprised solely of independent directors. The members of the Vanguard Conflicts Committee, which is also comprised solely of independent directors, negotiated the terms on behalf of Vanguard and also voted unanimously in favor of the Merger. The completion of the merger is subject to approval by a majority of the outstanding Encore common units. As of July 11, 2011, Vanguard’s operating company, Vanguard Natural Gas, LLC, owns Encore’s general partner and approximately 46% of the Encore outstanding common units and has also executed the definitive merger agreement between Vanguard and Encore. The completion of the merger is also subject to the approval of the issuance of additional Vanguard common units in connection with the merger by the affirmative vote of a majority of the votes cast by Vanguard unitholders.

On June 22, 2011, Vanguard and Encore entered into two Purchase and Sale Agreements to acquire producing oil and natural gas assets in the Permian Basin in West Texas (the “Purchased Assets”) from an undisclosed seller (“the Permian Basin acquisition”). Vanguard and Encore each agreed to purchase 50% of the Purchased Assets for $42.5 million and each paid the seller a non-refundable deposit of $4.25 million. This acquisition was completed on July 29, 2011 for an aggregate adjusted purchase price of $81.4 million, subject to customary post-closing adjustments to be determined. The effective date of this acquisition is May 1, 2011. The purchase price was funded with borrowings under Vanguard’s reserve-based credit facility.

The proposed Merger will be accounted for in accordance with Financial Accounting Standards Board Accounting Standards Codification 810, Consolidations — Overall — Changes in Parent’s Ownership Interest in a Subsidiary, which is referred to as FASB ASC 810. Since Encore is a consolidated subsidiary of Vanguard, the changes in Vanguard’s ownership interest in Encore will be accounted for as an equity transaction and no gain or loss will be recognized as a result of the Merger.

The accompanying unaudited pro forma combined balance sheet at June 30, 2011 has been prepared to give effect to the Merger and the Permian Basin acquisition, as if they had occurred on June 30, 2011 and the unaudited pro forma combined statements of operations have been prepared to give effect to the Merger and the Encore Sponsor Interest Acquisition, including the Vanguard common unit offering completed in October 2010, the issuance of Vanguard’s common units to Denbury, and other financing transactions, as if they had occurred on January 1, 2010. Vanguard’s unaudited pro forma statements of operations, which is included in the unaudited pro forma combined statements of operations, also includes the pro forma effects of the Permian Basin acquisition completed during July 2011 and Parker Creek acquisition completed during May 2010 and the related equity financings as if they had occurred on January 1, 2010. Vanguard’s Permian Basin acquisition and Parker Creek acquisition are both unrelated to the Merger. The pro forma effects of the Permian Basin acquisition and Parker Creek acquisition are presented in Notes 2, 3 and 4 to the unaudited pro forma combined financial information.

The unaudited pro forma combined financial information includes adjustments to conform Encore’s accounting for oil and natural gas properties to the full cost method. Vanguard follows the full cost method of accounting for oil and natural gas properties while Encore follows the successful efforts method of accounting for oil and natural gas properties. Certain costs that are capitalized under the full cost method are expensed

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

Note 1 Basis of Presentation  – (continued)

under the successful efforts method. These costs consist primarily of unsuccessful exploration drilling costs, geological and geophysical costs, delay rental on leases, abandonment costs and general and administrative expenses directly related to exploration and development activities. Under the successful efforts method of accounting, proved property acquisition costs are amortized on a unit-of-production basis over total proved reserves and costs of wells, related equipment and facilities are depreciated over the life of the proved developed reserves that will utilize those capitalized assets on a field-by-field basis. Under the full cost method of accounting, property acquisition costs, costs of wells, related equipment and facilities and future development costs are included in a single full cost pool, which is amortized on a unit-of-production basis over total proved reserves.

The unaudited pro forma combined financial statements and underlying pro forma adjustments are based upon currently available information and certain estimates and assumptions made by the management of Vanguard and Encore; therefore, actual results could differ materially from the pro forma information. However, management believes the assumptions provide a reasonable basis for presenting the significant effects of the Merger. Vanguard and Encore believe the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the pro forma information.

Note 2 Unaudited Pro forma Combined Balance Sheet

Pro Forma Adjustment to the Unaudited Pro Forma Combined Balance Sheet

Adjustments (a) – (b) to the unaudited pro forma combined balance sheet as of June 30, 2011 are to reflect Vanguard's Permian Basin acquisition completed on July 29, 2011 as follows:

(a) To record the financing of the acquisition with borrowings under the Company’s reserve-based credit facility and to reclassify negative cash to current liabilities.

(b) To record the acquisition of certain producing oil and natural gas properties, oil inventory ($0.6 million asset), accrued ad valorem taxes ($0.4 million liability) and asset retirement obligation ($4.0 million liability) associated with the oil and natural gas properties acquired.

Total cash consideration was $81.4 million. The measurement of the fair value at acquisition date of the assets acquired as compared to the fair value of consideration transferred, adjusted for purchase price adjustments, resulted in goodwill of $0.7 million, calculated in the following table, which was immediately impaired and recorded as a loss. The loss resulted from the changes in oil and natural gas prices used to value the reserves.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

Note 2 Unaudited Pro forma Combined Balance Sheet  – (continued)

Fair value of assets and liabilities acquired:	(in thousands)
Oil and natural gas properties	$84,579
Other assets	562
Accrued liability	(409)
Asset retirement obligations	(3,964)
Total fair value of assets and liabilities acquired	80,768
Fair value of consideration transferred	81,425
Loss on acquisition	$(657)

(c) Adjustment to eliminate the non-controlling interests in Encore. As provided for in FASB ASC 810, the Merger is treated as an equity transaction, with no resulting gain or loss. Each Encore public unitholder will be issued 0.75 Vanguard common units for each Encore common unit held at closing. The number of Vanguard common units to be issued to effect the Merger is calculated as follows:

Encore common units held by public unitholders at June 30, 2011	24,565,529
Exchange ratio(1)	0.75
Vanguard common units to be issued to Encore public unitholders	18,424,147

(1)	Established in the Agreement and Plan of Merger dated July 10, 2011.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

Note 3 Unaudited Pro Forma Combined Statements of Operations

The Encore Sponsor Interest Acquisition was accounted for under the acquisition method of accounting in accordance with ASC 805 relating to “Business Combinations”. The acquisition method requires the assets and liabilities acquired to be recorded at their fair values at the date of acquisition. The estimate of fair values as of December 31, 2010 is as follows (in thousands):

Consideration and non-controlling interest
Cash payment to acquire Encore Interests	$300,000
Market value of Vanguard’s common units issued to Denbury(1)	93,020
Market value of non-controlling interest of Encore(2)	548,662
Consideration and non-controlling interest of Encore	$941,682
Add: fair value of liabilities assumed
Accounts payable and accrued liabilities	$18,048
Oil and natural gas payable	1,730
Current derivative liabilities	11,122
Other current liabilities	1,228
Long-term debt	234,000
Asset retirement obligations	24,385
Long-term derivative liabilities	25,331
Long-term deferred tax liability	11
Amount attributable to liabilities assumed	$315,855

Less: fair value of assets acquired
Cash	$1,380
Trade and other receivables	22,795
Current derivative assets	10,196
Other current assets	470
Oil and natural gas properties – proved	786,524
Long-term derivative assets	5,486
Other long-term assets	9,731
Amount attributable to assets acquired	$836,582
Goodwill	$420,955

(1)	Approximately 3.1 million Vanguard common units at $29.65 per unit were issued to Denbury in the Encore Sponsor Interest Acquisition. The per unit price is the closing price of Vanguard’s common units at December 31, 2010.
(2)	Represents approximate market value of the non-controlling interest of Encore (based on 24.4 million Encore common units outstanding as of December 31, 2010) at $22.47 per Encore common unit (closing price as of December 31, 2010).

The unaudited pro forma combined statement of operations for the six month period ended June 30, 2011 includes adjustments to reflect the following:

(a) Represents the increase in oil, natural gas and natural gas liquids sales resulting from the Permian Basin acquisition completed during 2011.

(b) Represents the increase in lease operating expenses resulting from the Permian Basin acquisition completed during 2011.

(c) Represents the increase in depreciation, depletion, amortization and accretion resulting from the Permian Basin acquisition completed during 2011.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

Note 3 Unaudited Pro Forma Combined Statements of Operations  – (continued)

(d) Represents the pro forma interest expense related to borrowings under Vanguard's and Encore’s credit facilities to fund the Permian Basin acquisition completed during 2011.

(e) Elimination of certain general and administrative expenses resulting from Encore not being a separate public company after the completion of the Merger, including director-related expenses, directors’ and officers’ liability insurance premiums, NYSE listing fees, SEC filing fees and costs incurred related to the merger.

(f) Elimination of the allocation of net income to non-controlling interest as a result of the Merger.

(g) Adjustment for the weighted average number of units from the issuance of approximately 18.4 million Vanguard common units under the terms of the Merger, whereby Encore’s public unitholders will receive 0.75 Vanguard common units for each Encore common unit held at closing.

Adjustments (h) – (r) to the unaudited pro forma combined statement of operations for the year ended December 31, 2010 include reclassifications required to conform Encore's revenue and expense items to Vanguard's presentation as follows:

(h) Represents the reclassification of Encore's oil and natural gas product sales to conform to Vanguard's presentation.

(i) Represents the reclassification of marketing revenue and marketing expenses to conform to Vanguard's presentation.

(j) Represents the reclassification of production and severance taxes to “Production and other taxes” to conform to Vanguard's presentation.

(k) Represents the reclassification of ad valorem taxes to “Production and other taxes” to conform to Vanguard's presentation.

(l) Represents the reclassification of transportation costs to “Lease operating expenses” to conform to Vanguard's presentation.

(m) Represents the reclassification of annual income taxes to “Production and other taxes” to conform to Vanguard's presentation.

(n) Represents the reclassification of (1) settlements of oil and natural gas derivatives to “Realized gain on other commodity derivative contracts,” (2) the change in fair value of oil and natural gas derivatives to “Unrealized loss on other commodity derivative contracts” and (3) the change in fair value of interest rate derivatives to “Unrealized loss on interest rate derivative contracts” to conform to Vanguard's presentation.

(o) Represents the reclassification of interest income to “Interest income” to conform to Vanguard's presentation.

(p) Represents the reclassification of current and deferred income tax benefit (provision) to “Production and other taxes” to conform to Vanguard's presentation.

(q) Represents the reclassification of settlements of interest rate derivatives to “Realized loss on interest rate derivative contracts” to conform to Vanguard's presentation.

(r) Represents the reclassification of amortization of premiums paid on derivative contracts to “Realized gain on other commodity derivative contracts” to conform to Vanguard's presentation.

Adjustments (s) – (x) to the unaudited pro forma combined statements of operations for the year ended December 31, 2010 are to reflect the Encore Sponsor Interest Acquisition and the conversion of Encore's method of accounting for oil and natural gas properties from the successful efforts method of accounting to the full cost method of accounting.

(s) Represents the capitalization of unsuccessful exploration costs, geological and geophysical costs and delay rentals attributable to the development of oil and natural gas properties in accordance with the full cost method of accounting for oil and natural gas properties.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

Note 3 Unaudited Pro Forma Combined Statements of Operations  – (continued)

(t) Represents the change in depreciation, depletion and amortization primarily resulting from the pro forma calculation of the combined entity's depletion expense under the full cost method of accounting for oil and natural gas properties.

(u) Represents the adjustment to interest expense arising from the related borrowings under Vanguard's Term Loan and reserve-based credit facility to fund the Encore Sponsor Interest Acquisition.

(v) Represents the elimination of certain general and administrative expenses resulting from Encore not being a separate public company after the completion of the Merger, including director-related expenses, directors' and officers' liability insurance premiums, NYSE listing fees and SEC filing fees.

(w) Represents the elimination of transaction costs incurred in the Encore Sponsor Interest Acquisition.

(x) Represents the adjustment for the weighted average number of units from the issuance of approximately 18.4 million Vanguard common units under the terms of the Merger, whereby Encore's public unitholders will receive 0.75 Vanguard common units for each Encore common unit held at closing. The adjustment also includes the weighted average number of units from the issuance of 3.1 million Vanguard common units to Denbury in connection with Encore Sponsor Interest Acquisition in December 31, 2010 and the 4.6 million Vanguard common units issued in the October 2010 offering.

Note 4 Vanguard’s Unaudited Pro Forma Consolidated Statement of Operations

On April 30, 2010, Vanguard entered into a definitive agreement with a private seller for the acquisition of certain oil and natural gas properties located in Mississippi, Texas and New Mexico. Vanguard refers to this acquisition as the “Parker Creek acquisition.” The purchase price for said assets was $113.1 million with an effective date of May 1, 2010. Vanguard completed this acquisition on May 20, 2010. The adjusted purchase price of $114.3 million considered final purchase price adjustments of approximately $1.2 million. The purchase price was funded from the approximate $71.5 million in net proceeds from Vanguard’s May 2010 equity offering and with borrowings under Vanguard’s existing reserve-based credit facility. Vanguard’s unaudited pro forma consolidated statement of operations included in the unaudited pro forma combined statement of operations give effect to the Parker Creek acquisition and the Permian Basin acquisition as if they had occurred on January 1, 2010.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

Note 4 Vanguard’s Unaudited Pro Forma Consolidated Statement of Operations  – (continued)

Vanguard Unaudited Pro Forma
Consolidated Statement of Operations
for the Year Ended December 31, 2010

	Vanguard historical	Pro forma Adjustments		Vanguard pro forma
	(In thousands, except per unit amounts)
Revenues:
Oil, natural gas and natural gas liquids sales	$85,357	$6,478	(a)
		17,521	(g)	$109,356
Loss on commodity cash flow hedges	(2,832)	—		(2,832)
Realized gain on other commodity derivative contracts	24,774	—		24,774
Unrealized loss on other commodity derivative contracts	(14,145)	—		(14,145)
Total revenues	93,154	23,999		117,153
Costs and Expenses
Lease operating expenses	18,471	845	(b)
		5,783	(h)	25,099
Depreciation, depletion, amortization and accretion	22,231	1,180	(c)
		5,933	(i)	29,344
Selling, general and administrative expenses	10,134	—		10,134
Production and other taxes	6,840	—		6,840
Total costs and expenses	57,676	13,741		71,417
Income from operations	35,478	10,258		45,736
Other expense
Interest income	1			1
Interest expense	(5,766)	(448	)(d)
		(1,855	)(j)	(8,069)
Realized loss on interest rate derivative contracts	(1,799)	—		(1,799)
Unrealized loss on interest rate derivative contracts	(349)	—		(349)
Loss on acquisition of oil and natural gas properties	(5,680)	5,680	(e)	—
Total other expense	(13,593)	3,377		(10,216)
Net income	$21,885	$13,635		$35,520
Net income per Common and Class B unit – basic & diluted	$1.00			$1.53
Weighted average units outstanding
Common units – basic	21,500	1,220	(f)	22,720
Common units – diluted	21,538	1,220	(f)	22,758
Class B units – basic & diluted	420			420

Vanguard’s unaudited pro forma consolidated statements of operations include the following adjustments:

(a)	Represents the increase in oil, natural gas and natural gas liquids sales resulting from the Parker Creek acquisition completed during 2010.
(b)	Represents the increase in lease operating expenses resulting from the Parker Creek acquisition completed during 2010.
(c)	Represents the increase in depreciation, depletion, amortization and accretion resulting from the Parker Creek acquisition completed during 2010.
(d)	Represents the pro forma interest expense related to borrowings under Vanguard’s reserve-based credit facility to fund the Parker Creek acquisition completed during 2010.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

Note 4 Vanguard’s Unaudited Pro Forma Consolidated Statement of Operations  – (continued)

(e)	Represents the nonrecurring loss on acquisition of natural gas and oil properties related to the Parker Creek acquisition completed during 2010.
(f)	Represents the pro forma adjustment for the Vanguard common units sold in connection with the funding of the Parker Creek acquisition completed during 2010.
(g)	Represents the increase in oil, natural gas and natural gas liquids sales resulting from the Permian Basin acquisition completed during 2011.
(h)	Represents the increase in lease operating expenses resulting from the Permian Basin acquisition completed during 2011.
(i)	Represents the increase in depreciation, depletion, amortization and accretion resulting from the Permian Basin acquisition completed during 2011.
(j)	Represents the pro forma interest expense related to borrowings under Vanguard's and Encore’s credit facilities to fund the Permian Basin acquisition completed during 2011.

SUMMARY PRO FORMA COMBINED
OIL, NATURAL GAS AND NATURAL GAS LIQUIDS
RESERVE DATA

The following tables set forth summary pro forma information with respect to Vanguard's, Encore's, Parker Creek’s and the Permian Basin Acquisition’s pro forma combined estimated net proved and proved developed oil, natural gas and natural gas liquids reserves as of December 31, 2010. This pro forma information gives effect to the Encore, Parker Creek and Permian Basin Acquisitions as if they had occurred on January 1, 2010. Future exploration, exploitation and development expenditures, as well as future commodity prices and service costs, will affect the reserve volumes attributable to the acquired properties and the standardized measure of discounted future net cash flows.

Estimated quantities of oil, natural gas and natural gas liquids reserves as of December 31, 2010

	Gas (MMcf)
	Vanguard historical (a)	Encore historical	Parker Creek	Permian Basin Acquisition	Proforma adjustments	Vanguard pro forma combined (b)
Net proved reserves
January 1, 2010	83,149	84,699	1,385	26,434	—	195,667
Revisions of previous estimates	(7)	(4,484)	—	5,583	—	1,092
Extensions, discoveries and other	76	—	—	—	—	76
Purchases of reserves in place	75,715	148	—	—	(75,384)	479
Production	(4,990)	(5,836)	(528)	(1,593)		(12,947)
December 31, 2010	153,943	74,527	857	30,424	(75,384)	184,367

	Oil and Natural Gas Liquids (MBls)
	Vanguard historical (a)	Encore historical	Parker Creek	Permian Basin Acquisition	Proforma adjustments	Vanguard pro forma combined (b)
Net proved reserves
January 1, 2010	9,963	28,930	5,216	1,473	—	45,582
Revisions of previous estimates	1,290	1,940	—	286	—	3,516
Extensions, discoveries and other	17	—	—	—	—	17
Purchases of reserves in place	33,251	10	—	—	(32,846)	415
Production	(892)	(2,227)	(1,023)	(73)	—	(4,215)
December 31, 2010	43,629	28,653	4,193	1,686	(32,846)	45,315

(a)	Includes the non-controlling interest in the Encore reserves of approximately 53.3% at December 31, 2010.
(b)	Includes Vanguard's, Encore's, Parker Creek’s and the Permian Basin Acquisition’s estimated net proved and proved developed oil, natural gas and natural gas liquids reserves as of December 31, 2010.

	Vanguard historical (a)	Permian Basin Acquisition	Vanguard pro forma combined (b)
Estimated proved reserves:
Natural Gas (MMcf)	153,943	30,424	184,367
Oil and Natural Gas Liquids (MBbls)	43,629	1,686	45,315
MBOE	69,286	6,757	76,043
Estimated proved developed reserves:
Natural Gas (MMcf)	119,313	28,621	147,934
Oil and Natural Gas Liquids (MBbls)	35,788	1,462	37,250
MBOE	55,673	6,232	61,905

(a)	Includes the non-controlling interest in the Encore reserves of approximately 53.3% at December 31, 2010.
(b)	Includes Vanguard's, Encore's, Parker Creek’s and the Permian Basin Acquisition’s estimated net proved and proved developed oil, natural gas and natural gas liquids reserves as of December 31, 2010.

The standardized measure of discounted future net cash flows relating to the combined proved oil, natural gas and natural gas liquids reserves at December 31, 2010 is as follows (in thousands):

	Vanguard historical (a)	Permian Basin Acquisition	Vanguard pro forma combined (b)
Future cash inflows	$3,670,000	$340,208	$4,010,208
Future production costs	(1,266,940)	(139,964)	(1,406,904)
Future development costs	(156,714)	(7,578)	(164,292)
Future net cash flows	2,246,346	192,666	2,439,012
10% annual discount for estimated timing of cash flows	(1,127,898)	(109,945)	(1,237,843)
Standardized measure of discounted future net cash flows	$1,118,448	$82,721	$1,201,169

(a)	The standardized measure includes approximately $596.1 million attributable to the non-controlling interest of Encore.
(b)	The pro forma standardized measure includes Vanguard, Encore, Parker Creek and the Permian Basin Acquisition.

For the December 31, 2010 calculations in the preceding table, estimated future cash inflows from estimated future production of proved reserves were computed using the average natural gas and oil price based upon the 12-month average price of $4.38 and $4.45 per MMBtu for natural gas for Vanguard historical and $79.40 and $79.43 per barrel of crude oil for Vanguard historical and Permian Basin Acquisition, respectively, adjusted for quality, transportation fees and a regional price differential.

The following are the principal sources of change in the combined standardized measure of discounted future net cash flows (in thousands):

	Vanguard historical (a)	Encore historical	Parker Creek	Permian Basin Acquisition	Proforma adjustments	Vanguard pro forma combined (b)
Sales and transfers, net of production costs	$(60,046)	$(125,869)	$(15,355)	$(11,738)	$—	$(213,008)
Net changes in prices and production costs	91,799	206,058	—	22,433	—	320,290
Extensions discoveries and improved recovery, less related costs	891	—	—	—	—	891
Changes in estimated future development costs	(9,476)	(10,818)	—	—	—	(20,294)
Previously estimated development costs incurred during the period	15,662	2,264	—	11,808	—	29,734
Revision of previous quantity estimates	16,728	42,576	—	16,188	—	75,492
Accretion of discount	17,867	49,450	—	5,359	—	72,676
Purchases of reserves in place	856,299	619	—	—	(831,748)	25,170
Change in production rates, timing and other	10,051	36,797	30,278	(14,923)	—	62,203
Net change in standardized measure	939,775	201,077	14,923	29,127	(831,748)	353,154
Standardized measure, January 1, 2010	178,673	494,501	121,247	53,594	—	848,015
Standardized measure, December 31, 2010	$1,118,448	$695,578	$136,170	$82,721	$(831,748)	$1,201,169

(a)	The standardized measure includes approximately $596.1 million attributable to the non-controlling interest of Encore.
(b)	The pro forma standardized measure includes Vanguard, Encore, Parker Creek and the Permian Basin Acquisition.

ANNEX A

AGREEMENT AND PLAN OF MERGER

by and among

VANGUARD NATURAL RESOURCES, LLC,
VANGUARD NATURAL GAS, LLC,
VANGUARD ACQUISITION COMPANY, LLC

and

ENCORE ENERGY PARTNERS GP LLC

and

ENCORE ENERGY PARTNERS LP

Dated as of July 10, 2011

A-i

A-ii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of July 10, 2011 (this “Agreement”), is entered into by and among Vanguard Natural Resources, LLC, a Delaware limited liability company (“VNR”), Vanguard Natural Gas, LLC, a Kentucky limited liability company and wholly owned subsidiary of VNR (“VNG”), and Vanguard Acquisition Company, LLC, a Delaware limited liability company and wholly owned subsidiary of VNG (“MergerCo”), and Encore Energy Partners LP, a Delaware limited partnership (“ENP”), and Encore Energy Partners GP LLC, a Delaware limited liability company and the general partner of ENP (“ENP GP”).

WITNESSETH:

WHEREAS, the ENP Conflicts Committee and the ENP GP Board have determined that the business combination provided for herein pursuant to which ENP will, subject to the terms and conditions set forth herein, merge with MergerCo, with ENP as the surviving entity (the “Merger”), such that following the Merger, ENP GP will remain the sole general partner of ENP, and VNG will become the sole limited partner of ENP, is fair and reasonable to and in the best interests of ENP and the ENP Unaffiliated Unitholders;

WHEREAS, the VNR Conflicts Committee and the VNR Board have determined that the Merger is fair and reasonable to and in the best interests of VNR and the VNR Unaffiliated Unitholders, and the sole member of MergerCo has approved the Merger;

WHEREAS, VNR is the sole member of VNG;

WHEREAS, VNG is the sole member of ENP GP and the owner of record of approximately 45.6% of the outstanding ENP Common Units;

WHEREAS, as a condition and inducement to ENP and ENP GP to enter into this Agreement, concurrently with the execution and delivery of this Agreement, the VNR Parties and the ENP Parties are entering into the Voting Agreement, pursuant to which, among other things, the VNR Parties have agreed, subject to the terms and conditions set forth therein, to vote all of the ENP Common Units held by them in favor of the Merger and this Agreement; and

WHEREAS, the parties hereto desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the premises and the respective representations, warranties, covenants, agreements and conditions contained herein, the parties hereto agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.1  Certain Definitions.  As used in this Agreement, the following terms shall have the meanings set forth below:

“Acquisition Proposal” shall mean any proposal or offer from or by any Person other than VNR, VNG, ENP GP, MergerCo or their respective Subsidiaries relating to: (a) any direct or indirect acquisition of (i) more than 15% of the assets of ENP and its Subsidiaries, taken as a whole, (ii) more than 15% of the outstanding ENP Common Units or (iii) a business or businesses that constitute more than 15% of the cash flow, net revenues, net income or assets of ENP and its Subsidiaries, taken as a whole; (b) any “tender offer” or “exchange offer”, as defined under the Exchange Act, that, if consummated, would result in any such Person beneficially owning more than 15% of the outstanding ENP Common Units; or (c) any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving ENP, other than the Merger.

“Action” shall have the meaning set forth in Section 6.11(a).

“Additional Member” shall have the meaning given such term in the VNR LLC Agreement.

“Affiliate” shall have the meaning set forth in Rule 405 of the Securities Act, unless otherwise expressly stated herein; provided that VNR, VNG and their respective Subsidiaries shall not be Affiliates of ENP, ENP GP and their respective Subsidiaries, unless otherwise expressly stated herein.

“Agreement” shall have the meaning set forth in the introductory paragraph to this Agreement.

“Average Closing Price” shall mean, as of any date, the average of the closing sale prices of a VNR Common Unit as reported on the NYSE Composite Transactions Reporting System for the 10 consecutive NYSE full trading days (in which such VNR Common Units are traded on the NYSE) ending at the close of trading on the NYSE full trading day immediately preceding such date.

“Book-Entry Units” shall have the meaning set forth in Section 3.3.

“Business Day” shall mean any day which is not a Saturday, Sunday or other day on which banks are authorized or required to be closed in the City of New York, New York.

“Certificate” shall have the meaning set forth in Section 3.3.

“Certificate of Merger” shall have the meaning set forth in Section 2.1(b).

“Claim” shall have the meaning set forth in Section 6.11(a).

“Class B Units” shall mean the units representing limited liability company interests in VNR having the rights and obligations specified with respect to “Class B Units” in the VNR LLC Agreement.

“Closing” shall have the meaning set forth in Section 2.2.

“Closing Date” shall have the meaning set forth in Section 2.2.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Compensation and Benefit Plan” shall mean any bonus, vacation, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee unit ownership, unit bonus, unit purchase, restricted unit and unit option plan, any employment or severance contract, any medical, dental, disability, health and life insurance plan, any other employee benefit and fringe benefit plan, contract or arrangement and any applicable “change of control” or similar provision in any plan, contract or arrangement maintained or contributed to for the benefit of officers, former officers, employees, former employees, directors, former directors, or the beneficiaries of any of the foregoing, including any “employee benefit plan” as defined in ERISA Section 3(3).

“Confidentiality Agreement” shall mean a confidentiality agreement of the nature generally used in circumstances similar to those contemplated in Section 6.6 hereof, as determined by the ENP Conflicts Committee in its reasonable business judgment; provided, however, that such Confidentiality Agreement shall (a) have a term of not less than two years, (b) provide that all non-public information pertaining to ENP and/or VNR be protected as confidential information thereunder, subject to customary exceptions, (c) contain a provision relating to a “standstill” with respect both the ENP Common Units and the VNR Common Units that is no less favorable to VNR than the form of standstill provision contained in Annex C hereto, and (d) provide that VNR is a third-party beneficiary with respect to any breach thereof; provided further, that ENP may amend or waive the terms of such Confidentiality Agreement in its discretion, except that VNR shall have the right to approve or consent to any amendment or waiver (i) of the two-year or more term of the Confidentiality Agreement, (ii) that would have the effect of causing any non-public information pertaining to ENP or VNR that is protected as confidential information under the Confidentiality Agreement not to be protected as confidential information under the Confidentiality Agreement, (iii) of the provision described in clause (c) above, or (iv) of VNR’s ability to enforce its rights as a third-party beneficiary to such Confidentiality Agreement.

“DLLCA” shall mean the Delaware Limited Liability Company Act, 6 Del.C. §18-101 et seq.

“DRULPA” shall mean the Delaware Revised Uniform Limited Partnership Act, 6 Del.C. §17-101 et seq.

“Effective Time” shall have the meaning set forth in Section 2.1(b).

“ENP” shall have the meaning set forth in the introductory paragraph to this Agreement.

“ENP Amended and Restated Partnership Agreement” shall mean the Third Amended and Restated Agreement of Limited Partnership of ENP, substantially in the form attached hereto as Annex B.

“ENP Conflicts Committee” shall mean the Conflicts Committee of the ENP GP Board.

“ENP Certificate of Limited Partnership” means the certificate of limited partnership of ENP as filed with the Secretary of State of the State of Delaware on February 13, 2007.

“ENP Change in Recommendation” shall have the meaning set forth in Section 6.2(b).

“ENP Common Units” shall mean the common units representing limited partner interests of ENP having the rights and obligations specified with respect to “Common Units” as set forth in the ENP Existing Partnership Agreement.

“ENP Existing Partnership Agreement” shall mean the Second Amended and Restated Agreement of Limited Partnership of ENP, dated as of September 17, 2007, as amended from time to time.

“ENP GP” shall have the meaning set forth in the introductory paragraph to this Agreement.

“ENP GP Amended and Restated LLC Agreement” shall mean the Second Amended and Restated Limited Liability Company Agreement of ENP GP, substantially in the form attached hereto as Annex A.

“ENP GP Board” shall mean the board of directors of ENP GP.

“ENP GP Certificate of Formation” shall mean the certificate of formation of ENP GP as filed with the Secretary of State of the State of Delaware on February 13, 2007.

“ENP GP Existing LLC Agreement” shall mean the Amended and Restated Limited Liability Company Agreement of ENP GP, dated as of December 31, 2010, as may be amended from time to time.

“ENP LTIP” shall mean the Encore Energy Partners GP LLC Long-Term Incentive Plan, as amended from time to time.

“ENP Material Contract” shall have the meaning set forth in Section 4.1(g).

“ENP Meeting” shall have the meaning set forth in Section 5.1(d)(ii).

“ENP Merger Transactions” shall have the meaning set forth in Section 5.1(d)(ii).

“ENP Oil and Gas Agreements” shall have the meaning set forth in Section 5.1(m)(i).

“ENP Parties” shall mean ENP GP and ENP.

“ENP Recommendation” shall have the meaning set forth in Section 6.2(b).

“ENP Reserve Report” shall have the meaning set forth in Section 5.1(m)(ii).

“ENP Restricted Units” shall have the meaning set forth in Section 3.1(e).

“ENP SEC Documents” shall have the meaning set forth in Section 5.1

“ENP Unaffiliated Unitholders” shall mean the ENP Unitholders excluding VNR, VNG and their Affiliates.

“ENP Unitholder Approval” shall have the meaning set forth in Section 7.1(a).

“ENP Unitholders” shall mean the holders of outstanding ENP Common Units.

“Environmental Laws” shall mean any and all applicable Laws relating to pollution, protection, preservation, remediation or restoration of the environment (including soils, subsurface soils, surface waters, groundwaters, or atmosphere) or natural resources or preservation or protection of human health or safety, including applicable Laws relating to Releases or threatened Releases of Hazardous Materials, or otherwise relating to the generation, manufacture, processing, distribution, use, treatment, storage, transport, or handling of, or exposure of any Person or property to, Hazardous Materials, including the Clean Air Act, the

Comprehensive Environmental Response, Compensation, and Liability Act, the Superfund Amendments and Reauthorization Act, the Resource Conservation and Recovery Act, the Toxic Substances Control Act, the Federal Water Pollution Control Act, the Safe Drinking Water Act, the Federal Hazardous Materials Transportation Law, the Occupational Safety and Health Act, the Marine Mammal Protection Act, Endangered Species Act, the National Environmental Policy Act, and the Oil Pollution Act, as each has been amended from time to time and all other environmental conservation and protection laws.

“Environmental Permit” shall mean any permit, license, registration, certification, authorization, exemption, variance, consent, order or approval required under any Environmental Law.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Estimated Non-Qualifying Income Cushion” shall have the meaning set forth in Section 8.2(b)(i).

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agent” shall have the meaning set forth in Section 3.4(a).

“Exchange Fund” shall have the meaning set forth in Section 3.4(a).

“Exchange Ratio” shall have the meaning set forth in Section 3.1(c).

“Expenses” shall have the meaning set forth in Section 8.2(f).

“Final Non-Qualifying Income Cushion” shall have the meaning set forth in Section 8.2(b)(ii).

“Final Non-Qualifying Income Cushion Certificate” shall have the meaning set forth in Section 8.2(b)(ii).

“Governmental Authority” shall mean any national, state, local, county, parish or municipal government, domestic or foreign, any agency, board, bureau, commission, court, tribunal, subdivision, department or other governmental or regulatory authority or instrumentality, or any arbitrator, in each case that has jurisdiction over VNR or ENP, as the case may be, or any of their respective Subsidiaries or any of their or their respective Subsidiaries’ properties or assets.

“Hazardous Material” shall mean any substance that, by its nature or its use, is regulated or as to which liability might arise under any Environmental Law including any: (a) chemical, product, material, substance or waste defined as or included in the definition of “hazardous substance,” “hazardous material,” “hazardous waste,” “restricted hazardous waste,” “extremely hazardous waste,” “solid waste,” “toxic waste,” “extremely hazardous substance,” toxic substance,” “toxic pollutant,” “contaminant,” “pollutant,” or words of similar meaning or import found in any Environmental Law, (b) petroleum hydrocarbons, petroleum products, petroleum substances, natural gas, crude oil, or any components, fractions, or derivatives thereof, and (c) asbestos containing materials, polychlorinated biphenyls, radioactive materials, urea formaldehyde foam insulation, or radon gas.

“HSR” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Hydrocarbons” shall mean oil, condensate, gas, casinghead gas and other liquid or gaseous hydrocarbons.

“Indebtedness” of any Person shall mean (a) indebtedness created, issued or incurred by such Person for borrowed money (whether by loan or the issuance and sale of debt securities or the sale of property of such Person to another Person subject to an understanding or agreement, contingent or otherwise, to repurchase such property), (b) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person, (c) any indebtedness of others secured by a Lien on any property of such Person, whether or not the respective indebtedness so secured has been assumed by it, (d) obligations of such Person in respect of letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person, (e) obligations of such Person in respect of surety bonds or similar instruments, (f) obligations of such Person to pay rent or other amounts under a lease of (or other agreement conveying the right to use) any property to such Person to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under U.S. generally accepted accounting principles, and (g) indebtedness of others as described in clauses (a) through (f) above in any manner guaranteed by such Person or for which it is or may become contingently liable; provided, however, that Indebtedness shall not include accounts payable to trade creditors, or accrued expenses arising in the ordinary course of business consistent with past practice, in each case, that are not yet due and payable, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the ordinary course of business.

“Indemnification Expenses” shall have the meaning set forth in Section 6.11(a).

“Indemnified Parties” shall have the meaning set forth in Section 6.11(a).

“Indemnitees” shall have the meaning set forth in the ENP Existing Partnership Agreement.

“Knowledge” shall mean, with respect to any party, the actual knowledge of the directors or officers of such party or such party’s general partner.

“Law” shall mean any law, rule, regulation, directive, ordinance, code, governmental determination, judgment, order, treaty, convention, governmental certification requirement or other legally enforceable requirement, U.S. or non-U.S., of any Governmental Authority.

“Lien” shall mean any mortgage, lien, charge, restriction (including restrictions on transfer), pledge, security interest, option, right of first offer or refusal, preemptive right, lease or sublease, claim, right of any third party, covenant, right of way, easement, encroachment or encumbrance.

“Letter of Transmittal” shall have the meaning set forth in Section 3.4(b).

“Material Adverse Effect” shall mean, with respect to ENP or VNR, respectively, any state of facts, change, development, condition, occurrence or other effect that (a) is or could reasonably be expected to be material and adverse to the financial condition, assets, properties, business, operations, results of operations or prospects of ENP and its Subsidiaries taken as a whole, or VNR and its Subsidiaries taken as a whole, respectively, or (b) materially impairs or delays, or could reasonably be expected to materially impair or delay, the ability of the ENP Parties or the VNR Parties, respectively, to perform their respective obligations under this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement; provided, however, that Material Adverse Effect shall not include any (i) changes generally affecting the economy in the United States of America, (ii) changes in oil and gas prices, including changes in price differentials, (iii) changes in general economic conditions in the oil and gas exploration and production industry, (iv) changes in Law, except for a change in Tax Law that would make the transactions contemplated hereby taxable to the holders of ENP Common Units (other than to the extent that the transactions contemplated hereby would be expected to be taxable to such holders as of the date of signing this Agreement, e.g., in respect of cash received for fractional units), (v) earthquakes, hurricanes, floods or other natural disasters, except if the state of facts, change, development, condition, occurrence or other effect described in clauses (i), (ii), (iii), (iv), and (v), relative to other participants of similar size in the oil and gas exploration and production industry generally, disproportionately impacts the financial condition, assets, properties, business, results of operations or prospects of ENP and its Subsidiaries, taken as a whole, or VNR and its Subsidiaries, taken as a whole, respectively; (vi) changes resulting from the announcement of this Agreement, or (vii) changes in the market price or trading volume of ENP Common Units or VNR Common Units, respectively (except that the underlying causes of any such changes may be considered in determining whether a Material Adverse Effect has occurred).

“Merger” shall have the meaning set forth in the recitals to this Agreement.

“Merger Consideration” shall have the meaning set forth in Section 3.1(c).

“MergerCo” shall have the meaning set forth in the introductory paragraph to this Agreement.

“New Common Unit Issuance” shall mean the issuance of VNR Common Units as part of the Merger Consideration pursuant to this Agreement.

“New Common Units” shall have the meaning set forth in Section 3.1(c).

“Non-Qualifying Income Cushion” shall have the meaning set forth in Section 8.2(b)(i).

“Notice of Proposed Recommendation Change” shall have the meaning set forth in Section 6.2(c).

“NYSE” shall mean the New York Stock Exchange.

“Oil and Gas Properties” shall mean all interests in and rights with respect to oil, gas, mineral, and similar properties of any kind and nature, including working, leasehold and mineral interests and operating rights and royalties, overriding royalties, production payments, net profit interests and other non-working interests and non-operating interests (including all oil and gas leases, operating agreements, unitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, and in each case, interests thereunder), surface interests, fee interests, reversionary interests, reservations, and concessions.

“Other Parties” shall mean, with respect to the ENP Parties, the VNR Parties, and with respect to the VNR Parties, the ENP Parties.

“Person” or “person” shall mean any individual, corporation, limited liability company, limited or general partnership, joint venture, association, joint stock company, trust, unincorporated organization, Governmental Authority, or any group comprised of two or more of the foregoing.

“Permitted Encumbrances” shall mean:

(a)  to the extent waived prior to the Effective Time, preferential purchase rights, rights of first refusal, purchase options and similar rights granted pursuant to joint operating agreements, joint ownership agreements, stockholders agreements, organic documents and other similar agreements and documents;

(b)  contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s and carrier’s Liens and other similar Liens arising in the ordinary course of business for amounts not yet delinquent and Liens for Taxes or assessments that are not yet delinquent or, in all instances, if delinquent, that are being contested in good faith in the ordinary course of business and for which adequate reserves have been established by the party responsible for payment thereof;

(c)  lease burdens payable to third parties which are deducted in the calculation of discounted present value in any reserve report including, without limitation, any royalty, overriding royalty, net profits interest, production payment, carried interest or reversionary working interest;

(d)  (i) contractual or statutory Liens securing obligations for labor, services, materials and supplies furnished to mineral interests, or (ii) Liens on pipeline or pipeline facilities which arise out of operation of Law, or (iii) Liens arising in the ordinary course of business under operating agreements, joint venture agreements, partnership agreements, oil and gas leases, farm-out agreements, division orders, contracts for the sale, purchase, transportation, processing or exchange of oil, gas or other Hydrocarbons, unitization and pooling declarations and agreements, area of mutual interest agreements, development agreements, joint ownership arrangements and other agreements which are customary in the oil and gas business, provided, however, that, in the case of any Lien described in the foregoing clauses (i), (ii) or (iii), such Lien (A) shall secure obligations that are not Indebtedness and are not delinquent and (B) has no material adverse effect on the value or operation of the property encumbered thereby;

(e)  Liens incurred in the ordinary course of business on cash or securities pledged in connection with workmen’s compensation, unemployment insurance or other forms of governmental insurance or benefits, or to secure performance of tenders, statutory obligations, leases and contracts (other than for Indebtedness) entered into in the ordinary course of business (including lessee and operator obligations under statute, governmental regulations or instruments related to the ownership, exploration and production of oil, gas and minerals on state, federal or foreign lands or waters) or to secure obligations on surety or appeal bonds;

(f)  pre-judgment Liens and judgment Liens in existence less than 15 days after the entry thereof or with respect to which execution has been stayed or the payment of which is covered in full (subject to a customary deductible) by insurance;

(g)  Liens resulting from the deposit of funds or evidences of Indebtedness in trust for the purpose of defeasing Indebtedness of ENP or any of its Subsidiaries, to the extent existing on the date of this Agreement;

(h)  customary Liens for the fees, costs and expenses of trustees and escrow agents pursuant to the indenture, escrow agreement or other similar agreement establishing such trust or escrow arrangement;

(i)  Liens pursuant to merger agreements, stock purchase agreements, asset sale agreements and similar agreements (i) limiting the transfer of properties and assets pending consummation of the subject transaction and (ii) in respect of earnest money deposits, good faith deposits, purchase price adjustment escrows and similar deposits and escrow arrangements made or established thereunder;

(j)  such title defects as VNR may have expressly waived in writing;

(k)  rights reserved to or vested in any Governmental Authority to control or regulate any of ENP’s or its Subsidiaries’ properties or assets in any manner;

(l)  Liens securing any Indebtedness existing on the date of this Agreement;

(m)  all other Liens, charges, encumbrances, defects and irregularities that are not such as to materially interfere with the operation, value or use of the property or asset affected, and for the purposes hereof, easements, zoning restrictions, rights-of-way, servitudes, permits, surface leases and other similar rights in respect of surface operations, and easements for pipelines, streets, alleys, highways, telephone lines, power lines, railways and other easements and rights-of-way, on, over or in respect of any of the properties of ENP or its Subsidiaries that are customarily granted in the oil and gas industry shall be deemed to not materially interfere with the operation, value or use of the property or asset affected; and

(n)  such filings made with, or notices to, the Bureau of Ocean Energy Management, Regulation, and Enforcement and any other applicable Governmental Authority, as are customarily made after the transactions contemplated by this Agreement.

“Preliminary Amount” shall have the meaning set forth in Section 8.2(b)(i).

“Proxy Statement/Prospectus” shall have the meaning set forth in Section 5.1(f).

“Receiving Party” shall have the meaning set forth in Section 6.6(b).

“Registration Statement” shall have the meaning set forth in Section 5.1(f).

“Related Party” shall mean (a) in the case of VNR, VNG and MergerCo, and (b) in the case of ENP, ENP GP.

“Release” shall mean any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, dumping, or disposing into the outdoor environment.

“Representatives” shall mean with respect to a Person, its directors, officers, employees, agents and representatives, including any investment banker, financial advisor, attorney, accountant or other advisor, agent or representative.

“Rights” shall mean, with respect to any person, (a) options, warrants, preemptive rights, subscriptions, calls or other rights, convertible securities, exchangeable securities, agreements or commitments of any character obligating such person (or the general partner of such person) to issue, transfer or sell any partnership or other equity interest of such person or any of its Subsidiaries or any securities convertible into or exchangeable for such partnership interests or equity interests, or (b) contractual obligations of such person (or the general partner of such person) to repurchase, redeem or otherwise acquire any partnership interest or other equity interest in such person or any of its Subsidiaries or any such securities or agreements listed in clause (a) of this definition.

“Rights of Way” shall have the meaning set forth in Section 5.1(o)(ii).

“SEC” shall mean the Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” shall have the meaning ascribed to such term in Rule 1-02 of Regulation S-X under the Securities Act, except, in the case of VNR, ENP GP and its Subsidiaries (including, for the sake of clarity, ENP) shall not be deemed to be Subsidiaries of VNR (unless otherwise specifically provided in this Agreement).

“Surviving Entity” shall have the meaning set forth in Section 2.1(a).

“Takeover Law” shall mean any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under state or federal law.

“Tax Returns” shall have the meaning set forth in Section 5.1(l)(i).

“Taxes” shall mean all taxes, charges, fees, levies or other assessments, including all net income, gross income, gross receipts, sales, use, ad valorem, goods and services, capital, transfer, franchise, profits, license, withholding, payroll, employment, employer health, excise, estimated, severance, stamp, occupation, property or other taxes, custom duties, or other similar assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority, whether disputed or not.

“Tax Law” shall mean any Law relating to Taxes.

“Termination Date” shall have the meaning set forth in Section 8.1(b)(i).

“Termination Fee” shall mean an amount equal to $20.0 million.

“VNG” shall have the meaning set forth in the introductory paragraph to this Agreement.

“VNG Certificate of Formation” shall mean the Articles of Organization of VNG as filed with the Secretary of State of the State of Kentucky on December 15, 2004, as amended by the Articles of Amendment thereto, filed with the Secretary of State of the State of Kentucky on March 5, 2007.

“VNG LLC Agreement” shall mean the Amended and Restated Limited Liability Company Agreement of VNG, dated as of December 26, 2006, as amended from time to time.

“VNR” shall have the meaning set forth in the introductory paragraph to this Agreement.

“VNR Acquisition Proposal” shall mean any proposal or offer from or by any Person other than ENP and its Subsidiaries relating to: (a) any direct or indirect acquisition of (i) more than 50% of the assets of VNR and its Subsidiaries (other than the assets of ENP and its Subsidiaries), taken as a whole, (ii) more than 50% of the outstanding equity securities of VNR, or (iii) a business or businesses that constitute more than 50% of the cash flow, net revenues, net income or assets of VNR and its Subsidiaries (other than the cash flow, net revenues, net income or assets of ENP and its Subsidiaries), taken as a whole, (b) any “tender offer” or “exchange offer”, in each case as defined pursuant to the Exchange Act, that, if consummated, would result in any Person beneficially owning more than 50% of the outstanding equity securities of VNR, or (c) any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving VNR other than the Merger.

“VNR Board” shall mean the board of directors of VNR.

“VNR Certificate of Formation” shall mean the certificate of formation of VNR as filed with the Secretary of State of the State of Delaware on October 13, 2006.

“VNR Common Units” shall mean the common units representing limited liability company interests in VNR having the rights and obligations specified with respect to “Common Units” in the VNR LLC Agreement.

“VNR Conflicts Committee” shall mean the Conflicts Committee of the VNR Board.

“VNR LLC Agreement” shall mean the Second Amended and Restated Limited Liability Company Agreement of VNR, dated as of October 29, 2007, as amended from time to time.

“VNR Material Contract” shall have the meaning set forth in Section 4.2(g).

“VNR Meeting” shall have the meaning set forth in Section 5.2(c)(ii).

“VNR Merger Transactions” shall have the meaning set forth in Section 5.2(c)(ii).

“VNR Oil and Gas Agreements” shall have the meaning set forth in Section 5.2(l)(i).

“VNR Parties” shall mean VNR, VNG and MergerCo.

“VNR Reserve Report” shall have the meaning set forth in Section 5.2(l)(ii).

“VNR Restricted Units” shall have the meaning set forth in Section 3.1(e).

“VNR SEC Documents” shall have the meaning set forth in Section 5.2.

“VNR Unaffiliated Unitholders” shall mean the VNR Unitholders other than VNR and its Affiliates, officers and directors.

“VNR Unitholder Approval” shall have the meaning set forth in Section 7.1(b).

“VNR Unitholders” shall mean the holders of outstanding VNR Common Units.

“Voting Agreement” shall mean the Voting Agreement dated as of the date hereof by and among the VNR Parties and the ENP Parties.

Section 1.2  Interpretation.  A reference to an Article, Section, Annex, Exhibit or Schedule means an Article of, a Section in, or Annex, Exhibit or Schedule to, this Agreement unless otherwise expressly stated. Unless the context requires otherwise, the words “this Agreement,” “hereof,” “hereunder,” “herein,” “hereby” or words of similar import refer to this Agreement as a whole and not to a particular Article, Section, subsection, clause or other subdivision hereof. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” Whenever the context requires, the words used herein include the masculine, feminine and neuter gender, and the singular and the plural. A reference to any legislation or to any provision of any legislation shall include any amendment thereof, any modification or re-enactment thereof, any legislative provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto. References to “this Agreement” or any other agreement or document shall be construed as a reference to such agreement or document, including any exhibits, appendices and schedules thereto, as amended, amended and restated, modified or supplemented and in effect from time to time and shall include a reference to any document which amends, modifies or supplements it. References to a Person or person shall be construed as a reference to such Person and its successors and permitted assigns. The headings contained in this Agreement are for reference purposes only and are not part of this Agreement. It is the intention of the parties that every covenant, term and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any party (not withstanding any rule of law requiring an agreement to be strictly construed against the drafting party), it being understood that the parties to this Agreement are sophisticated and have had adequate opportunity and means to retain counsel to represent their interests and to otherwise negotiate the provisions of this Agreement.

ARTICLE II

THE MERGER; EFFECTS OF THE MERGER

Section 2.1  The Merger.

(a)  The Surviving Entity.  Subject to the terms and conditions of this Agreement, at the Effective Time, MergerCo shall merge with and into ENP, the separate existence of MergerCo shall cease, and ENP shall survive and continue to exist as a Delaware limited partnership (ENP, as the surviving entity in the Merger, sometimes being referred to herein as the “Surviving Entity”), such that immediately following the Merger, ENP GP will continue to be the sole general partner of ENP, and VNG will be the sole limited partner of ENP.

(b)  Effectiveness and Effects of the Merger.  Subject to the satisfaction or waiver of the conditions set forth in Article VII in accordance with this Agreement, the Merger shall become effective upon the filing of a properly executed certificate of merger (the “Certificate of Merger”) with the office of the Secretary of State of the State of Delaware or such later date and time as may be agreed to by VNR and ENP and set forth in such Certificate of Merger (the “Effective Time”), in accordance with the DRULPA and the DLLCA. The Merger shall have the effects set forth in this Agreement and the applicable provisions of the DRULPA and the DLLCA.

(c)  ENP Certificate of Limited Partnership and ENP Agreement of Limited Partnership.  At the Effective Time, the ENP Certificate of Limited Partnership shall remain unchanged and shall be the certificate of limited partnership of the Surviving Entity until duly amended in accordance with applicable Law. Pursuant to Section 14.5 of the ENP Existing Partnership Agreement, at the Effective Time, the ENP Existing Partnership Agreement shall be amended and restated as the ENP Amended and Restated Partnership Agreement, and such ENP Amended and Restated Partnership Agreement shall be the agreement of limited partnership of the Surviving Entity until duly amended in accordance with the terms thereof and applicable Law.

Section 2.2  Closing.  Subject to the satisfaction or waiver of the conditions set forth in Article VII, the Merger and the other transactions contemplated hereby shall occur (the “Closing”) on (a) the first Business Day after the day on which the last of the conditions set forth in Article VII (excluding conditions that, by their nature, cannot be satisfied until the Closing Date) shall have been satisfied or waived in accordance with the terms of this Agreement or (b) such other date to which VNR and ENP may agree in writing. The date on which the Closing occurs is referred to as the “Closing Date.” The Closing of the transactions contemplated by this Agreement shall take place at the offices of Vinson & Elkins LLP, First City Tower, 1001 Fannin Street, Suite 2500, Houston, Texas 77002-6760, at 10:00 a.m. Houston time on the Closing Date.

ARTICLE III

MERGER CONSIDERATION; EXCHANGE PROCEDURES

Section 3.1  Merger Consideration.  Subject to the provisions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of VNR, VNG, MergerCo, ENP, ENP GP or any holder of VNR Common Units or ENP Common Units:

(a)  All of the limited liability company interests in MergerCo outstanding immediately prior to the Effective Time shall be cancelled and no consideration received therefor.

(b)  The general partner interest in ENP issued and outstanding immediately prior to the Effective Time shall remain outstanding in the Surviving Entity in the form as set forth in the ENP Amended and Restated Partnership Agreement, and ENP GP, as the holder of such general partner interest, shall continue as the sole general partner of the Surviving Entity as set forth in the ENP Amended and Restated Partnership Agreement. VNG agrees that at the Effective Time, VNG shall (i) be automatically bound by the ENP Amended and Restated Partnership Agreement and (ii) continue as limited partner of the Surviving Entity in respect of its ENP Common Units as provided in Section 3.2, and thereby become the sole limited partner of the Surviving Entity. At the Effective Time, the books and records of ENP shall be revised to reflect that all other limited partners of ENP cease to be limited partners of ENP pursuant to the terms of this Agreement, and ENP shall continue without dissolution.

(c)  Except as described in clause (d) or (e) below and in Section 3.2, each ENP Common Unit issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive 0.75 VNR Common Units (such ratio, the “Exchange Ratio,” and such amount of VNR Common Units, the “Merger Consideration”) which VNR Common Units shall be duly authorized and validly issued in accordance with applicable Laws and the VNR LLC Agreement, as applicable (such VNR Common Units described in this clause (c) shall be referred to herein as the “New Common Units”).

(d)  Notwithstanding anything to the contrary in this Agreement, at the Effective Time, all ENP Common Units (if any) owned by ENP or its Subsidiaries or by VNR and its Subsidiaries other than VNG shall automatically be cancelled and no consideration received therefor.

(e)  Notwithstanding anything to the contrary in this Agreement, at the Effective Time, all restricted ENP Common Units (“ENP Restricted Units”) issued under the ENP LTIP and outstanding immediately prior to the Effective Time shall be converted into awards of restricted VNR Common Units (“VNR Restricted Units”), with the number of VNR Restricted Units subject to each such converted award to be determined based on the Exchange Ratio. The agreements between ENP GP and each such award holder regarding such ENP Restricted Units shall be assumed by VNR or an Affiliate thereof, and such awards, as converted pursuant to this Section 3.1(e), shall continue to be governed, on and after the Effective Time, by the terms and conditions of such agreements (subject to the adjustments required by this Section 3.1(e) after giving effect to the Merger).

Section 3.2  Rollover of ENP Common Units Held by VNG.   Notwithstanding anything to the contrary in this Agreement, all ENP Common Units owned by VNG immediately prior to the Effective Time shall be unchanged and remain outstanding as Common Units of the Surviving Entity at the Effective Time. Such Common Units will, immediately after the Effective Time, constitute all of the issued and outstanding Common Units of, and limited partner interests in, the Surviving Entity.

Section 3.3  Rights As Unitholders; Unit Transfers.  Except as set forth in Section 3.2, all ENP Common Units shall cease to be outstanding and shall automatically be canceled and cease to exist when converted as a result of and pursuant to the Merger. At the Effective Time, each holder of a certificate representing ENP Common Units (a “Certificate”) and each holder of non-certificated ENP Common Units represented by book-entry (“Book-Entry Units”) shall cease to be a unitholder of ENP and cease to have any rights with respect thereto, except the right to receive (a) the Merger Consideration, and the right to be admitted as an Additional Member in connection therewith, (b) any cash to be paid in lieu of any fractional New Common Unit in accordance with Section 3.4(e), and (c) any distributions in accordance with Section 3.4(c), in each case, to be issued or paid, without interest, in consideration therefor in accordance with Section 3.4; provided, however, that the rights of (i) any holder of ENP Restricted Units shall be as set forth in Section 3.1(e), (ii) VNG shall be as set forth in Section 3.2 and (iii) VNR and its Subsidiaries other than VNG, and ENP and its Subsidiaries shall be as set forth in Section 3.1(d). In addition, to the extent applicable, holders of ENP Common Units immediately prior to the Effective Time shall have continued rights to any distribution, without interest, with respect to such ENP Common Units with a record date occurring prior to the Effective Time that may have been declared or made by ENP with respect to such ENP Common Units in accordance with the terms of this Agreement and which remains unpaid as of the Effective Time. Such distributions by ENP are not part of the Merger Consideration, and shall be paid on the payment date set therefor to such holders of ENP Common Units whether or not they exchange their ENP Common Units pursuant to Section 3.4. At the Effective Time, except as set forth in Section 3.2, the unit transfer books of ENP shall be closed immediately and there shall be no further registration of transfers on the unit transfer books of ENP with respect to ENP Common Units.

Section 3.4  Exchange of Certificates.

(a)  Exchange Agent.  Prior to the Effective Time, VNR shall appoint a commercial bank or trust company reasonably acceptable to ENP to act as exchange agent hereunder for the purpose of exchanging ENP Common Units for New Common Units and cash as required by this Article III (the “Exchange Agent”). Promptly after the Effective Time, VNR shall deposit, or shall cause a VNR Party to deposit, with the Exchange Agent for the benefit of the holders of the applicable ENP Common Units, for exchange in accordance with this Article III, through the Exchange Agent, New Common Units and cash as required by this Article III. VNR agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any distributions pursuant to Section 3.3 and Section 3.4(c) and to make payments in lieu of any fractional New Common Units pursuant to Section 3.4(e), in each case without interest. Any cash (including as payment for any fractional New Common Units in accordance with Section 3.4(e) and any distributions with respect to such fractional New Common Units in accordance with Section 3.4(c)) and New Common Units deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund.” The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be paid for ENP Common Units pursuant to this Agreement out of the Exchange Fund. Except as contemplated by Sections 3.4(c) and 3.4(e), the Exchange Fund shall not be used for any other purpose.

(b)  Exchange Procedures.  Promptly after the Effective Time, VNR shall instruct the Exchange Agent to mail to each record holder of ENP Common Units as of the Effective Time (other than (x) holders of ENP Restricted Units, (y) VNG and (z) ENP and its Subsidiaries and VNR and its Subsidiaries other than VNG) (i) a letter of transmittal (which shall specify that in respect of certificated ENP Common Units, delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent, and which shall be in customary form and agreed to by VNR and ENP prior to the Effective Time) (the “Letter of Transmittal”) and (ii) instructions (which shall be in customary form and agreed to by VNR and ENP prior to the Effective Time) for use in effecting the surrender of the Certificates or Book-Entry Units in exchange for the Merger Consideration payable in respect of ENP Common Units represented by such Certificates or Book-Entry Units, as applicable. Promptly after the Effective Time, upon surrender of Certificates, if any, for cancellation to the Exchange Agent together with such letters of transmittal, properly completed and duly executed, and such other documents (including in respect of Book-Entry Units) as may be required pursuant to such instructions, each holder who held ENP Common Units immediately prior to the Effective Time (other than (x) holders of ENP Restricted Units, (y) VNG and (z) ENP and its Subsidiaries and VNR and its Subsidiaries other than VNG) shall be entitled to receive upon surrender of the Certificates or Book-Entry Units therefor (A) New Common Units representing, in the aggregate, the whole number of New Common Units that such holder has the right to receive pursuant to this Article III (after taking into account all ENP Common Units then held by such holder) and (B) a check in an amount equal to the aggregate amount of cash that such holder has the right to receive pursuant to this Article III, including cash payable in lieu of any fractional New Common Units pursuant to Section 3.4(e) and distributions pursuant to Section 3.4(c). No interest shall be paid or accrued on any Merger Consideration, any cash payment in lieu of fractional New Common Units, or any VNR distributions payable pursuant to Section 3.4(c). In the event of a transfer of ownership of ENP Common Units that is not registered in the transfer records of ENP, the Merger Consideration payable in respect of such ENP Common Units may be paid to a transferee, if the Certificate representing such ENP Common Units or evidence of ownership of the Book-Entry Units is presented to the Exchange Agent, and in the case of both certificated and book-entry ENP Common Units, accompanied by all documents reasonably required to evidence and effect such transfer and the Person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other Taxes required by reason of the delivery of the Merger Consideration in any name other than that of the record holder of such ENP Common Units, or shall establish to the satisfaction of the Exchange Agent that such Taxes have been paid or are not payable. Until such required documentation has been delivered and Certificates, if any, have been surrendered, as contemplated by this Section 3.4, each Certificate or Book-Entry Unit shall be deemed at any time after the Effective Time to represent only the right to receive upon such delivery and surrender the Merger Consideration payable in respect of ENP Common Units, cash payable in lieu of fractional New Common Units, distributions pursuant to Section 3.4(c), and (without the necessity of such surrender) any cash or distributions to which such holder is entitled pursuant to Section 3.3.

(c)  Distributions with Respect to Unexchanged ENP Common Units.  No distributions declared or made with respect to VNR Common Units with a record date after the Effective Time shall be paid to the holder of any ENP Common Units with respect to New Common Units that such holder would be entitled to receive in accordance herewith and no cash payment in lieu of fractional New Common Units shall be paid to any such holder until such holder shall have delivered the required documentation and surrendered any Certificates or Book-Entry Units as contemplated by this Section 3.4. Subject to applicable Law, following compliance with the requirements of Section 3.4(b), there shall be paid to such holder of New Common Units issuable in exchange therefor, without interest, (i) promptly after the time of such compliance, the amount of any cash payable in lieu of fractional New Common Units to which such holder is entitled pursuant to Section 3.4(e) and the amount of distributions with a record date after the Effective Time theretofore paid with respect to New Common Units and payable with respect to such New Common Units, and (ii) at the appropriate payment date, the amount of distributions with a record date after the Effective Time but prior to such delivery and surrender and a payment date subsequent to such compliance payable with respect to such New Common Units.

(d)  Further Rights in ENP Common Units.  The Merger Consideration issued upon conversion of an ENP Common Unit in accordance with the terms hereof (including any cash paid pursuant to Section 3.3, Section 3.4(c) or Section 3.4(e)) and any declared distributions to be paid on ENP Common Units as described in Section 3.3 shall be deemed to have been issued in full satisfaction of all rights pertaining to such ENP Common Unit.

(e)  Fractional New Common Units.  No certificates or scrip of New Common Units representing fractional New Common Units or book entry credit of the same shall be issued upon the surrender of ENP Common Units outstanding immediately prior to the Effective Time in accordance with Section 3.4(b), and such fractional interests will not entitle the owner thereof to vote or to have any rights as a holder of any New Common Units. Notwithstanding any other provision of this Agreement, each holder of ENP Common Units converted in the Merger who would otherwise have been entitled to receive a fraction of a New Common Unit (after taking into account all ENP Common Units exchanged by such holder) shall receive, in lieu thereof, cash (without interest rounded up to the nearest whole cent) in an amount equal to the product of (i) the Average Closing Price as of the Closing Date and (ii) the fraction of a New Common Unit that such holder would otherwise be entitled to receive pursuant to this Article III. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, the Exchange Agent shall so notify VNR, and VNR shall deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof. To the extent applicable, each holder of ENP Common Units shall be deemed to have consented for U.S. federal income tax purposes (and to the extent applicable, state or local income tax purposes) to report the cash received for fractional New Common Units in the Merger as a sale of a portion of the holder’s ENP Common Units to VNR consistent with Treasury Regulation Section 1.708-1(c)(4).

(f)  Termination of Exchange Fund.  Any portion of the Exchange Fund constituting New Common Units or cash that remains undistributed to the holders of ENP Common Units after 180 days following the Effective Time shall be delivered to VNR upon demand by VNR and, from and after such delivery, any former holders of ENP Common Units who have not theretofore complied with this Article III shall thereafter look only to VNR for the Merger Consideration payable in respect of such ENP Common Units, any cash in lieu of fractional New Common Units to which they are entitled pursuant to Section 3.4(e), or any distributions with respect to New Common Units to which they are entitled pursuant to Section 3.4(c), in each case, without any interest thereon. Any amounts remaining unclaimed by holders of ENP Common Units immediately prior to such time as such amounts would otherwise escheat to or become the property of any governmental entity shall, to the extent permitted by applicable Law, be held by VNR. Without limitation of the foregoing, after 180 days following the Effective Time any amounts remaining unclaimed by holders of ENP Common Units shall become the property of VNR, subject to the legitimate claims of any Person previously entitled thereto.

(g)  No Liability.  To the fullest extent permitted by Law, none of ENP GP, VNR, VNG, ENP, the Surviving Entity or their respective Representatives shall be liable to any holder of ENP Common Units for any VNR Common Units (or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(h)  Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by VNR, the posting by such Person of an indemnity agreement or a bond, in a customary amount, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall pay in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect of ENP Common Units represented by such Certificate and any distributions to which the holders thereof are entitled pursuant to Section 3.3(b) or (c).

(i)  Withholding.  The Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of ENP Common Units such amounts as the Exchange Agent reasonably deems to be required to deduct and withhold under the Code or any provision of state, local, or foreign Tax Law, with respect to the making of such payment; provided, however, that the Exchange Agent shall provide reasonable notice to the applicable holders of ENP Common Units prior to withholding any amounts pursuant to this Section 3.4(i). To the extent that amounts are so deducted and withheld by the Exchange Agent, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of ENP Common Units in respect of whom such deduction and withholding was made by the Exchange Agent.

(j)  Book Entry and Admission of Holders of New Common Units as Additional Members of VNR.  All New Common Units to be issued in the Merger shall be issued in book-entry form, without physical certificates. Upon the issuance of New Common Units to the holders of ENP Common Units in accordance with this Section 3.4, and the compliance by such holders with the requirements of the VNR LLC Agreement, which requirements may be satisfied by each holder of ENP Common Units by the execution and delivery by such holder of a completed and executed Letter of Transmittal, VNR shall be deemed to have automatically consented to the admission of such holder as a member of VNR in respect of its New Common Units and shall reflect such admission on the books and records of VNR.

(k)  Investment of the Exchange Fund.  VNR shall cause the Exchange Agent to invest any cash included in the Exchange Fund as directed by VNR on a daily basis, in VNR’s sole discretion; provided, however, that (i) any investment of such Exchange Fund shall be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government and (ii) no such investment or loss thereon shall affect the amounts payable or the timing of the amounts payable to ENP Unitholders pursuant to the other provisions of this Section 3.4. Any interest and other income resulting from such investments shall be paid promptly to VNR.

Section 3.5  Anti-Dilution Provisions.  In the event of any subdivisions, reclassifications, recapitalizations, splits, unit distributions, combinations or exchanges of units with respect to, or Rights in respect of, ENP Common Units or VNR Common Units (in each case, as permitted pursuant to Section 4.1(c) and Section 4.2(c), respectively), the Exchange Ratio, the Merger Consideration, the number of New Common Units to be issued in the Merger and the Average Closing Price of VNR Common Units will be correspondingly adjusted to provide to the holders of ENP Common Units the same economic effect as contemplated by this Agreement prior to such event.

Section 3.6  Treatment of ENP LTIP.

(a)  On and after the Effective Time, if permitted under the NYSE corporate governance rules with respect to shareholder approval of equity compensation plans and amendments thereto and any other applicable Law without seeking approval of the holders of the VNR Common Units or the ENP Common Units or the imposition of any other condition (other than compliance with applicable Securities Act requirements), (i) the ENP LTIP shall be continued by VNR and all ENP obligations assumed by VNR (including obligations with respect to ENP Restricted Units in accordance with Section 3.1(e) hereof) and such plan shall continue in effect, subject to amendment, termination and/or suspension in accordance with its terms, notwithstanding the occurrence of the Merger, (ii) from and after the Effective Time all references to ENP Common Units in the ENP LTIP shall be substituted with references to VNR Common Units, (iii) the number of VNR Common Units that will be available for delivery under the ENP LTIP from and after the Effective Time shall equal the number of ENP Common Units that were available for delivery under the ENP LTIP immediately prior to the Effective Time (reduced by the number of ENP Common Units subject to outstanding ENP Restricted Units if such reduction has not already been taken into account), and (iv) no participant in the ENP LTIP shall have any right to acquire ENP Common Units under the ENP LTIP from and after the Effective Time.

(b)  If the continuation of the ENP LTIP in accordance with the provisions of Section 3.6(a) is not permitted, ENP shall cause the ENP LTIP to terminate as of the Effective Time, and no further awards shall be granted or issued under the ENP LTIP at or after the Effective Time.

ARTICLE IV

ACTIONS PENDING MERGER

Section 4.1  Conduct of Business by ENP and ENP GP.  From the date hereof until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, and except (i) as expressly contemplated or permitted by this Agreement, (ii) as may be required by applicable Law, or (iii) with the prior written consent of the VNR Conflicts Committee (which consent shall not be unreasonably withheld, delayed or conditioned), ENP and ENP GP shall not, and shall cause each of their respective Subsidiaries not to, and neither VNR nor VNG shall cause ENP or ENP GP to:

(a)  (i) Conduct its business and the business of its Subsidiaries other than in the ordinary course, (ii) fail to use commercially reasonable efforts to preserve intact its business organizations, goodwill and assets and maintain its rights, franchises and existing relations with customers, suppliers, employees and business associates, or (iii) take any action that (A) adversely affect the ability of any party to obtain any approvals required under the HSR for the transactions contemplated hereby or (B) has or could reasonably be expected to have a Material Adverse Effect.

(b)  (i) Issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional equity or any additional Rights, (ii) enter into any agreement with respect to the foregoing, or (iii) permit any additional equity interests to become subject to new grants of restricted units, phantom units, employee unit options, unit appreciation rights or similar equity-based employee Rights.

(c)  (i) Split, combine or reclassify any of its equity interests or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for its equity interests, or (ii) repurchase, redeem or otherwise acquire, or permit any of its Subsidiaries to purchase, redeem or otherwise acquire any partnership or other equity interests or Rights, except for net unit settlements made in connection with the vesting of restricted units or as required by the terms of its securities outstanding on the date hereof by any existing Compensation and Benefit Plan.

(d)  (i) Sell, lease, dispose of or discontinue all or any portion of its assets, business or properties other than in the ordinary course of business, including distributions permitted under Section 4.1(e), (ii) acquire, by merger or otherwise, or lease any assets or all or any portion of the business or property of any other entity other than in the ordinary course of business consistent with past practice, (iii) merge, consolidate or enter into any other business combination transaction with any Person, or (iv) convert from a limited partnership or limited liability company, as the case may be, to any other business entity.

(e)  Make or declare dividends or distributions (i) to the holders of ENP Common Units that are special or extraordinary distributions or that are in a cash amount in excess of $0.49 per ENP Common Unit per quarter, other than increases made consistent with past practice pursuant to applicable ENP GP Board approvals, or (ii) to the holders of any other units of or interests in ENP, other than distributions required under the ENP Existing Partnership Agreement by reason of regular quarterly cash distributions to ENP Unitholders.

(f)  Amend the ENP Existing Partnership Agreement or the ENP GP Existing LLC Agreement other than at the Effective Time in accordance with this Agreement.

(g)  Except as would not prevent or materially delay the consummation of the Merger or the other transactions contemplated by this Agreement past the Termination Date, enter into any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) (an “ENP Material Contract”).

(h)  Modify, amend, terminate or assign, or waive or assign any rights under any ENP Material Contract in any material respect in a manner which is materially adverse to ENP and its Subsidiaries, taken as a whole, or VNR and its Subsidiaries, taken as a whole, or which could prevent or materially delay the consummation of the Merger or the other transactions contemplated by this Agreement past the Termination Date.

(i)  Waive, release, assign, settle or compromise any claim, action or proceeding, including any state or federal regulatory proceeding seeking damages or injunction or other equitable relief, that is material to ENP and its Subsidiaries, taken as a whole.

(j)  Implement or adopt any material change in its accounting principles, practices or methods, other than as may be required by U.S. generally accepted accounting principles.

(k)  Fail to use commercially reasonable efforts to maintain, with financially responsible insurance companies, insurance in such amounts and against such risks and losses as is maintained by it at present.

(l)  (i) Change in any material respect any of its express or deemed elections relating to Taxes, including elections for any and all joint ventures, partnerships, limited liability companies or other investments where it has the capacity to make such binding election, (ii) settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, or (iii) change in any material respect any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of its federal income tax return for the most recent taxable year for which a return has been filed, except as may be required by applicable Law.

(m)  (i) Adopt, enter into, amend or otherwise increase, or accelerate the payment or vesting of the amounts, benefits or rights payable or accrued or to become payable or accrued under, any Compensation and Benefit Plan, (ii) grant any severance or termination pay to any officer or director of ENP or any of its Subsidiaries, or (iii) establish, adopt, enter into or amend any plan, policy, program or arrangement for the benefit of any current or former directors or officers of ENP or any of its Subsidiaries or any of their beneficiaries.

(n)  Other than in the ordinary course of business consistent with past practice and to finance the acquisition by Encore Energy Partners Operating, LLC that is contemplated by that certain Purchase and Sale Agreement dated as of June 22, 2011 by and among EnerVest Energy Institutional Fund X-A, L.P., EnerVest Energy Institutional Fund X-WI, L.P., Vanguard Permian, LLC, and Encore Energy Partners Operating, LLC, (i) incur, assume, guarantee or otherwise become liable for any Indebtedness (directly, contingently or otherwise), other than borrowings under existing revolving credit facilities, (ii) enter into any material lease (whether operating or capital), (iii) create any Lien on its property or the property of its Subsidiaries in connection with any pre-existing Indebtedness, new Indebtedness or lease, or (iv) make or commit to make any capital expenditures other than such capital expenditures as are (A) contemplated in the 2011 capital budget as disclosed in the ENP SEC Documents filed prior to the date hereof or (B) required on an emergency basis or for the safety of individuals, assets or the environment.

(o)  Authorize, recommend, propose or announce an intention to adopt a plan of complete or partial dissolution or liquidation.

(p)  Except as permitted by Section 6.2 or Section 6.6, knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at the Closing Date, (ii) any of the conditions set forth in Article VII not being satisfied, (iii) any material delay or prevention of the consummation of the Merger, or (iv) a material violation of any provision of this Agreement.

(q)  Agree or commit to do anything prohibited by clauses (a) through (p) of this Section 4.1.

Section 4.2  Conduct of Business by VNR and VNG.  From the date hereof until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, and except (i) as expressly contemplated or permitted by this Agreement, (ii) as may be required by applicable Law, or (iii) with the prior written consent of the ENP Conflicts Committee (which consent shall not be unreasonably withheld, delayed or conditioned), VNR and VNG shall not, and shall cause each of their respective Subsidiaries not to:

(a)  (i) Conduct its business and the business of its Subsidiaries other than in the ordinary course, (ii) fail to use commercially reasonable efforts to preserve intact its business organizations, goodwill and assets and maintain its rights, franchises and existing relations with customers, suppliers, employees and business associates, or (iii) take any action that (A) adversely affect the ability of any party to obtain any approvals required under the HSR for the transactions contemplated hereby or (B) has or could reasonably be expected to have a Material Adverse Effect.

(b)  (i) Issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional equity or any additional Rights, (ii) enter into any agreement with respect to the foregoing, or (iii) permit any additional equity interests to become subject to new grants of restricted units, phantom units, employee unit options, unit appreciation rights or similar equity-based employee Rights, in each case other than under Compensation and Benefit Plans in effect on the date hereof at times and in amounts consistent with prior practice; provided, however, that notwithstanding the foregoing, VNR shall be permitted to issue and sell up to 4,000,000 VNR Common Units to unaffiliated third Persons for fair market value, subject to any applicable and customary underwriters’ or initial purchasers’ discounts and commissions.

(c)  (i) Split, combine or reclassify any of its equity interests or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for its equity interests, or (ii) repurchase, redeem or otherwise acquire, or permit any of its Subsidiaries to purchase, redeem or otherwise acquire any membership, partnership or other equity interests or Rights, except for net unit settlements made in connection with the vesting of restricted units or as required by the terms of its securities outstanding on the date hereof by any existing Compensation and Benefit Plan.

(d)  Merge, consolidate or enter into any other business combination transaction with any Person or make any acquisition or disposition that would be likely to have a Material Adverse Effect or enter into any definitive agreement with respect to a VNR Acquisition Proposal.

(e)  Make or declare dividends or distributions (i) to the holders of VNR Common Units that are special or extraordinary distributions or that are in a cash amount in excess of $0.57 per VNR Common Unit per quarter, other than increases consistent with past practice made pursuant to applicable VNR Board approvals, or (ii) to the holders of any other units of or interests in VNR, other than distributions required under the VNR LLC Agreement, as in effect on the date hereof, by reason of regular quarterly cash distributions to VNR Unitholders.

(f)  Amend the VNR LLC Agreement as in effect on the date of this Agreement.

(g)  Except as would not prevent or materially delay the consummation of the Merger or the other transactions contemplated by this Agreement past the Termination Date, enter into any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) (a “VNR Material Contract”).

(h)  Modify, amend, terminate or assign, or waive or assign any rights under any VNR Material Contract in any material respect in a manner which is materially adverse to VNR and its Subsidiaries, taken as a whole, or which could prevent or materially delay the consummation of the Merger or the other transactions contemplated by this Agreement past the Termination Date.

(i)  Waive, release, assign, settle or compromise any claim, action or proceeding, including any state or federal regulatory proceeding seeking damages or injunction or other equitable relief that would reasonably be expected to have a Material Adverse Effect on VNR.

(j)  Implement or adopt any material change in its accounting principles, practices or methods, other than as may be required by U.S. generally accepted accounting principles.

(k)  Fail to use commercially reasonable efforts to maintain with financially responsible insurance companies, insurance in such amounts and against such risks and losses as has been customarily maintained by it in the past.

(l)  (i) Change in any material respect any of its express or deemed elections relating to Taxes, including elections for any and all joint ventures, partnerships, limited liability companies or other investments where it has the capacity to make such binding election, (ii) settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, or (iii) change in any material respect any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of its federal income tax return for the most recent taxable year for which a return has been filed, except as may be required by applicable Law.

(m)  Other than in the ordinary course of business consistent with past practice, (i) incur, assume, guarantee or otherwise become liable for any Indebtedness (directly, contingently or otherwise), other than borrowings under existing revolving credit facilities, (ii) enter into any material lease (whether operating or capital), (iii) create any Lien on its property or the property of its Subsidiaries in connection with any pre-existing Indebtedness, new Indebtedness or lease, or (iv) make or commit to make any capital expenditures other than such capital expenditures as are (A) contemplated in the 2011 capital budget as disclosed in the VNR SEC Documents prior to the date hereof or (B) required on an emergency basis or for the safety of individuals, assets or the environment.

(n)  Authorize, recommend, propose or announce an intention to adopt a plan of complete or partial dissolution or liquidation.

(o)  Except as permitted by Section 6.2, knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties or any representations and warranties of ENP GP or ENP set forth in this Agreement being or becoming untrue in any material respect at the Closing Date, (ii) any of the conditions set forth in Article VII not being satisfied, (iii) any material delay or prevention of the consummation of the Merger, or (iv) a material violation of any provision of this Agreement.

(p)  Sell, transfer or otherwise dispose of any ENP Common Units, ENP general partner units or other interests in ENP.

(q)  Agree or commit to do anything prohibited by clauses (a) through (p) of this Section 4.2.

Section 4.3  Standstill.  The Standstill Agreement effective as of March 25, 2011 between VNR and the ENP Conflicts Committee shall remain in effect until the earlier of the Effective Time or termination of this Agreement pursuant to Article VIII; provided, however, that VNR, its Affiliates and its Representatives may (a) engage in customary proxy solicitation activities in respect of the Proxy Statement/Prospectus in connection with the ENP Meeting and (b) take any other action otherwise explicitly authorized by this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

Section 5.1  Representations and Warranties of ENP Parties.  Except as set forth in ENP’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2011, and all other reports, registration statements, definitive proxy statements or information statements filed or to be filed by ENP or any of its Subsidiaries subsequent to December 31, 2010 under the Securities Act, or under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, in the form filed, or to be filed, with the SEC (collectively, “ENP SEC Documents”) and publicly available prior to the date hereof (excluding any disclosures included therein to the extent they are cautionary, predictive or forward-looking in nature, including those in any risk factor section of such documents), the ENP Parties hereby represent and warrant with respect to themselves and their respective Subsidiaries to VNR, as follows:

(a)  Organization, General Authority and Standing.  Each ENP Party is a limited partnership or limited liability company, as the case may be, duly formed, validly existing and in good standing under the Laws of the State of Delaware. Each ENP Party (i) has the requisite limited partnership or limited liability company power and authority to own and lease all of its properties and assets and to carry on its business as it is now being conducted, (ii) is duly qualified to do business and is in good standing in the states of the United States of America where its ownership or leasing of property or the conduct of its business requires it to be so qualified, and (iii) has in effect all federal, state, local, and foreign governmental authorizations and permits necessary for it to own or lease its properties and assets and to carry on its business as it is now conducted, except where the failure to have such power and authority, to be so qualified or to have such authorizations and permits in effect would not have a Material Adverse Effect on ENP.

(b)  Capitalization.

(i)  As of the date hereof, there are 45,489,584 ENP Common Units issued and outstanding (including 147,987 ENP Restricted Units), and all such ENP Common Units and the limited partner interests represented thereby were duly authorized and are validly issued in accordance with the ENP Existing Partnership Agreement, and are not subject to any preemptive or similar rights (and were not issued in violation of any preemptive or similar rights). ENP GP is the sole general partner of ENP, owning all of the outstanding general partner units or interests in ENP, and such general partner units or interests were duly authorized and validly issued in accordance with the ENP Existing Partnership Agreement.

(ii)  As of the date hereof, except as set forth above in this Section 5.1(b), (A) there are no partnership interests, limited liability company interests or other equity securities of any ENP Party or any of their Subsidiaries issued or authorized and reserved for issuance, (B) there are no outstanding options, warrants, preemptive rights, subscriptions, calls or other rights, convertible securities, exchangeable securities, agreements or commitments of any character obligating any ENP Party or any of their respective Subsidiaries to issue, transfer or sell any partnership or other equity interest of such ENP Party or such Subsidiary of an ENP Party or any securities convertible into or exchangeable for such partnership interests or equity interests, or any commitment to authorize, issue or sell the same or any such equity securities, except pursuant to this Agreement, and (C) there are no contractual obligations of any ENP Party or any of their respective Subsidiaries to repurchase, redeem or otherwise acquire any partnership interest or other equity interest in such person or any of its Subsidiaries or any such securities or agreements listed in clause (B) of this sentence.

(c)  Equity Interests in other Entities.  Other than ownership of its Subsidiaries, ENP does not own beneficially, directly or indirectly, any equity securities or similar interests of any person, or any interest in a partnership or joint venture of any kind. ENP owns such interests in its Subsidiaries free and clear of all Liens, except those existing or arising pursuant to the applicable governing documents of such entities.

(d)	Power, Authority and Approvals of Transactions; ENP GP Special Approval and Board Recommendations.

(i)  Each of the ENP Parties has the requisite limited partnership or limited liability company power and authority to execute, deliver and perform its obligations under this Agreement and, subject to the ENP Unitholder Approval, to consummate the transactions contemplated hereby. Subject to the ENP Unitholder Approval, this Agreement and the transactions contemplated hereby have been authorized by all necessary limited partnership or limited liability company, as applicable, action by each of the ENP Parties. This Agreement has been duly executed and delivered by each of the ENP Parties and constitutes a valid and binding agreement of such parties (assuming the due execution and delivery of this Agreement by, or on behalf of, the Other Parties), enforceable against it in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law)).

(ii)  The ENP GP Board has authorized the ENP Conflicts Committee, among other things, to assume and exercise all lawfully delegable powers of the ENP GP Board to take any and all actions and to make any and all decisions relating to VNR’s proposal to acquire through a unit-for-unit exchange all of the ENP Common Units not owned by VNR or any alternative proposal thereto, all on behalf of and as the ENP Conflicts Committee deems to be in the best interests of ENP and the ENP Unaffiliated Unitholders. The ENP Conflicts Committee has approved and determined that this Agreement and the transactions contemplated hereby, including the Merger (the “ENP Merger Transactions”), are fair and reasonable to, advisable to and in the best interests of ENP and the ENP Unaffiliated Unitholders, and such action by the ENP Conflicts Committee constituted “Special Approval” (as defined in the ENP Existing Partnership Agreement) of this Agreement and the ENP Merger Transactions. The ENP GP Board has approved and declared the advisability of entering into this Agreement and the ENP Merger Transactions, has determined that this Agreement and the ENP Merger Transactions are fair and reasonable to, advisable to, and in the best interests of ENP and the ENP Unaffiliated Unitholders and has directed that this Agreement be submitted to the ENP Unitholders for approval at a meeting of such holders for the purpose of approving this Agreement and the Merger (including any adjournment or postponement thereof, the “ENP Meeting”), and the ENP GP Board has recommended that the holders of ENP Common Units approve this Agreement and the Merger.

(iii)  The ENP GP Board has authorized the treatment of the ENP LTIP in accordance with Sections 3.6(a) and 3.6(b), as applicable, subject to the authority of the “Committee” (as defined in the ENP LTIP) appointed to administer such plan to effectuate such termination or continuation, as applicable.

(e)  No Violations or Defaults.  Subject to the declaration of effectiveness of the Registration Statement, required filings under federal and state securities laws and with the NYSE, assuming the other consents and approvals contemplated by Section 5.1(f) and Article VII are duly obtained and assuming the consents, waivers and approvals specified in Section 6.10(a) are obtained, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by the ENP Parties do not and will not (i) constitute a breach or violation of, or result in a default (or an event that, with notice or lapse of time or both, would become a default) under, or result in the termination or in a right of termination or cancellation of, or accelerate the performance required by, any note, bond, mortgage, indenture, deed of trust, license, franchise, lease, contract, agreement, joint venture or other instrument or obligation to which any ENP Party or any of its respective Subsidiaries is a party or by which such ENP Party or any of its Subsidiaries or properties is subject or bound except for such breaches, violations, defaults, terminations, cancellations or accelerations which, either individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on ENP, (ii) constitute a breach or violation of, or a default under the ENP Existing Partnership Agreement, the ENP Certificate of Limited Partnership, the ENP GP Existing LLC Agreement or the ENP GP Certificate of Formation, (iii) materially contravene or conflict with or constitute a material violation of any provision of any Law binding upon or applicable to the ENP Parties or any of their respective Subsidiaries, (iv) result in the creation of any material Lien on any of the assets of the ENP Parties or any of their respective Subsidiaries’ assets, or (v) cause the transactions contemplated by this Agreement to be subject to Takeover Laws.

(f)  Consents and Approvals.  No consents or approvals of, or filings or registrations with, any Governmental Authority are necessary in connection with (i) the execution and delivery by the ENP Parties of this Agreement or (ii) the consummation by the ENP Parties of the transactions contemplated by this Agreement, except for (A) the filing of any required applications or notices with any state or foreign agencies of competent jurisdiction and approval of such applications or notices, (B) the filing with the SEC of a proxy statement relating to the matters to be submitted to the ENP Unitholders at the ENP Meeting, a proxy statement relating to the matters to be submitted to the VNR Unitholders at the VNR Meeting and a registration statement on Form S-4 with respect to the issuance of the New Common Units in connection with the Merger (such registration statement and any amendments or supplements thereto, the “Registration Statement,” and the joint proxy statement/prospectus included in such Registration Statement and any amendments or supplements thereto, the “Proxy Statement/Prospectus”), (C) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (D) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of the NYSE, (E) such filings and approvals as may be required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of VNR Common Units pursuant to this Agreement, (F) such filings and approvals as may be required to be made or obtained under the HSR, and (G) such other consents, authorizations, approvals, filings or registrations the absence or unavailability of which could not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on ENP.

(g)  Financial Reports and the ENP SEC Documents.  The ENP SEC Documents, as of their respective dates (i) complied or will comply in all material respects as to form with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The historical financial statements of ENP and its consolidated subsidiaries contained in or incorporated by reference into any ENP SEC Document (including the related notes and schedules thereto) (A) comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act, and (B) fairly present the financial position, results of operations, partners’ equity and cash flows, as the case may be, of ENP or entities to which it relates as of the dates or for the periods to which such financial statements relate, in each case in accordance with U.S. generally accepted accounting principles consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year-end audit adjustments in the case of unaudited statements.

(h)  Absence of Undisclosed Liabilities.  Except as disclosed in the audited financial statements (or notes thereto) included in ENP’s Annual Report on Form 10-K for the year ended December 31, 2010, the unaudited financial statements (or notes thereto) included in ENP’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2011, and in the financial statements (or notes thereto) included in subsequent ENP SEC Documents filed by ENP prior to the date hereof, neither ENP nor any of its consolidated subsidiaries had at December 31, 2010 or has incurred since that date, any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature, except (i) liabilities, obligations or contingencies that (A) are accrued or reserved against in the financial statements of ENP included in the ENP SEC Documents filed prior to the date hereof, or reflected in the notes thereto, (B) were incurred since December 31, 2010 in the ordinary course of business and consistent with past practices or (C) relate to this Agreement, the transactions contemplated by this Agreement or the proposal of VNR with respect to the Merger or (ii) liabilities, obligations or contingencies that (A) could not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on ENP and its consolidated subsidiaries taken as a whole or (B) that have been discharged or paid in full prior to the date hereof.

(i)  Compliance with Law.  Each ENP Party and each of their respective Subsidiaries is in compliance with and is not in default under or in violation of any applicable Law, except where such non-compliance, default or violation could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on ENP. Since December 31, 2010, no ENP Party nor any of their respective Subsidiaries has received any written notice or, to ENP’s Knowledge, other communication from any Governmental Authority regarding any actual or possible violation of, or failure to comply with, any Law, except as could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on ENP. Notwithstanding the foregoing, the ENP Parties make no representation or warranty, express or implied, under this Section 5.1(i) relating to any (i) Tax matters, which are exclusively addressed in Section 5.1(l) or (ii) environmental matters, which are exclusively addressed in Section 5.1(n).

(j)  Material Contracts.

(i)  Except for this Agreement, as of the date hereof, neither ENP nor any of its Subsidiaries is a party to or bound by any ENP Material Contract which has not been filed as an exhibit to the ENP SEC Documents.

(ii)  (A) Each ENP Material Contract is valid and binding and in full force and effect, (B) ENP and each of its Subsidiaries has performed all obligations required to be performed by it to date under each ENP Material Contract, (C) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute, a default on the part of ENP or any of its Subsidiaries under any such ENP Material Contract, except where any such default could not reasonably be expected to have a Material Adverse Effect on ENP and (D) to the Knowledge of ENP, no other party to such ENP Material Contract is in default in any material respect thereunder.

(k)  No Brokers.  No action has been taken by the ENP Parties that would give rise to any valid claim against any party hereto for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated by this Agreement, excluding fees to be paid to Jefferies & Company, Inc., pursuant to a letter agreement, the existence of which has been heretofore disclosed to the VNR Parties and which fees have been disclosed to the VNR Parties.

(l)  Tax Matters.

(i)  All material returns, declarations, reports, estimates, information returns and statements required to be filed under any federal, state, local or foreign Tax Laws (“Tax Returns”) with respect to the ENP Parties or any of their respective Subsidiaries, have been timely filed, or requests for extensions have been timely filed and have not expired.

(ii)  All Tax Returns filed by the ENP Parties are complete and accurate in all material respects.

(iii)  All Taxes shown to be due on such Tax Returns and all other Taxes, if any, required to be paid by such ENP Party or its Subsidiaries for all periods ending through the date hereof have been paid or adequate reserves have been established, in accordance with generally accepted accounting principles, for the payment of such Taxes.

(iv)  No material (A) audit or examination or (B) refund litigation with respect to any Tax Return of any ENP Party is pending. As of the date hereof, no ENP Party nor any of their respective Subsidiaries (1) has granted any requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes with respect to any Tax Returns nor (2) is a party to any Tax sharing or Tax indemnity agreement.

(v)  Each ENP Party and each of their respective Subsidiaries that is classified as a partnership for U.S. federal income tax purposes has in effect a valid election under Section 754 of the Code.

(vi)  ENP is properly classified as a partnership for U.S. federal income tax purposes, and not as an association or a publicly traded partnership taxable as a corporation under Section 7704 of the Code and has been properly treated as such since its formation.

(m)  Oil and Gas Matters.

(i)  For purposes of this Agreement, “ENP Oil and Gas Agreements” means the following types of agreements or contracts to which ENP or any of its Subsidiaries is a party, whether as an original party, by succession or assignment or otherwise, with respect to the Oil and Gas Properties forming the basis for the reserves reflected in the ENP Reserve Report: oil and gas leases, farm-in and farm-out agreements, agreements providing for an overriding royalty interest, agreements providing for a royalty interest, agreements providing for a net profits interest, crude oil or natural gas sales or purchase contracts, joint operating agreements, unit operating agreements, unit agreements, field equipment leases, and agreements restricting ENP’s ability to operate, obtain, explore for or develop interests in a particular geographic area. No ENP Oil and Gas Agreements contain any material restriction on ENP’s ability to operate, obtain, explore for or develop interests in a particular geographic area. Complete copies of all such Oil and Gas Agreements have been made available to VNR.

(ii)  The factual, non-interpretive data relating to the Oil and Gas Properties of ENP and its Subsidiaries on which the reserve report prepared by DeGolyer and MacNaughton referred to in ENP’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “ENP Reserve Report”) was based was accurate in all material respects at the time such data was provided to DeGolyer and MacNaughton. With respect to the proved reserves reflected in the ENP Reserve Report, the ENP Reserve Report conforms in all material respects to the guidelines with respect thereto of the SEC. Except for changes (including changes in Hydrocarbon commodity prices) generally affecting the oil and gas industry and normal depletion by production, there has been no material change in respect of the matters addressed in the ENP Reserve Report.

(iii)  All material items of operating equipment, pipelines and facilities owned or leased by ENP or any of its Subsidiaries and used or necessary for use in the operation of the Oil and Gas Properties forming the basis for the reserves reflected in the ENP Reserve Report are in a state of repair so as to be adequate for reasonably prudent operations in the areas in which they are operated.

(iv)  Except for goods and other property sold, used or otherwise disposed of since the date of the ENP Reserve Report in the ordinary course of business or reflected as having been sold, used or otherwise disposed of in ENP’s SEC Reports (excluding any disclosures included in any “risk factor” section, any other disclosures in such SEC Reports to the extent they are predictive or forward-looking in nature and any disclosures contained in exhibits to or other documents incorporated by reference into, such SEC Reports), as of the date hereof, ENP and its Subsidiaries own or have valid leases or contractual rights to, all material equipment and other personal property used or necessary for use in the operation of their respective Oil and Gas Properties forming the basis for the reserves reflected in the ENP Reserve Report in the manner in which such properties were operated as of the date hereof.

(v)  Except for property sold or otherwise disposed of since the dates of the ENP Reserve Report in the ordinary course of business or reflected as having been sold or otherwise disposed of in ENP’s SEC Reports (excluding any disclosures included in any “risk factor” section, any other disclosures in such SEC Reports to the extent they are predictive or forward-looking in nature and any disclosures contained in exhibits to or other documents incorporated by reference into, such SEC Reports), ENP and its Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the ENP Reserve Report, in each case relating to the interests referred to therein as of the date of such report, and in each case as attributable to interests owned by ENP and its Subsidiaries, free and clear of any Liens, except (A) Liens reflected in ENP’s SEC Reports filed prior to the date of this Agreement, (B) Permitted Encumbrances, and (C) such imperfections of title, easements, liens, government or tribal approvals or other matters and failures of title as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(vi)  All material proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of ENP and its Subsidiaries are being received by them in a timely manner and are not being held in suspense for any reason.

(vii)  The Oil and Gas Agreements affecting any real or personal property given material value in the ENP Reserve Report, including the Oil and Gas Properties, are in good standing, valid and effective, and all material rentals due by ENP and its Subsidiaries to any lessor of any oil and gas leases forming the basis for the reserves reflected in the ENP Reserve Report have been properly paid. ENP and its Subsidiaries have paid all material royalties, overriding royalties and other burdens on production due by ENP and its Subsidiaries with respect to their respective Oil and Gas Properties forming the basis for the reserves reflected in the ENP Reserve Report.

(viii)  All Oil and Gas Properties operated by ENP and its Subsidiaries have been operated in all material respects in accordance with reasonable, prudent oil and gas field practices and in material compliance with the applicable oil and gas leases and applicable Law.

(ix)  None of the material Oil and Gas Properties of ENP and its Subsidiaries forming the basis for the reserves reflected in the ENP Reserve Report is subject to any preferential purchase, consent or similar right that would become operative as a result of the transactions contemplated by this Agreement.

(x)  None of the Oil and Gas Properties of ENP and its Subsidiaries forming the basis for the reserves reflected in the ENP Reserve Report are subject to any tax partnership agreement or provisions requiring a partnership income tax return to be filed under Subchapter K of Chapter 1 of Subtitle A of the Code, other than the ENP Existing Partnership Agreement and any provisions applicable to ENP.

(xi)  None of ENP or any of its Subsidiaries has received any material advance, take-or-pay or other similar payments that entitle purchasers of production from the Oil and Gas Properties forming the basis for the reserves reflected in the ENP Reserve Report to receive deliveries of Hydrocarbons without paying therefor, and, on a net basis, ENP and its Subsidiaries are neither underproduced nor overproduced, in either case, to any material extent, under gas balancing or similar arrangements.

(n)  Environmental Matters.

(i)  Each of ENP and each of its Subsidiaries and their respective properties, assets and operations is, and during the relevant time periods specified in all applicable statutes of limitations, has been, in compliance in all material respects with all Environmental Laws.

(ii)  To the Knowledge of ENP, (A) each of ENP and each of its Subsidiaries has obtained all material Environmental Permits, made all material filings and maintained all material data, documentation and records necessary for owning and operating its assets and business as it is presently conducted under all Environmental Laws, (B) all such Environmental Permits remain in full force and effect and are issued in the correct entity’s name, and (C) there are no circumstances existing that could reasonably be expected to result in such Environmental Permits being revoked or not renewed or in pending applications for such Environmental Permits being denied.

(iii)  There are no pending or, to the Knowledge of ENP, threatened material claims, demands, actions, administrative proceedings, lawsuits, information requests or investigations against ENP or any of its Subsidiaries or affecting any of their respective properties, assets or operations under any Environmental Laws.

(iv)  There has been no Release of any Hazardous Material into the environment by ENP or any of its Subsidiaries onto, beneath or from (i.e., migration) any of their respective properties or assets that could reasonably be expected to result in any material investigatory, remedial or corrective action obligation on the part of ENP or any of its Subsidiaries under Environmental Laws.

(v)  Neither ENP nor any of its Subsidiaries has received any written notice asserting an alleged liability or obligation under any Environmental Law with respect to any investigatory, remedial or corrective activity at any real properties offsite the property where ENP or such Subsidiary transported or disposed or arranged for the transport or disposal of any Hazardous Materials and, to ENP’s Knowledge, there are no circumstances that would reasonably be likely to result in the receipt of such notice.

(vi)  Neither ENP nor any of its Subsidiaries entered into, or is otherwise subject to, any agreements, consents, orders, decrees or judgments pursuant to Environmental Law that (A) prevent or limit or impair in any material respect the development or operation of their properties, (B) impose material restrictions or conditions on the future use or operation of their properties, or (C) require any material investigatory, remedial or corrective activity with respect to the present condition of, or as a result of any operations upon, their properties.

(vii)  There has been no exposure of any person or property to any Hazardous Material from, by, or in connection with the ENP and its Subsidiaries’ properties or operations that could reasonably be expected to form the basis of a claim for material damages or compensation.

(viii)  ENP has made available to VNR complete and accurate copies of all internal and external environmental assessments, reports, audits, and studies and all correspondence on environmental matters relating to ENP and its Subsidiaries’ properties, assets, and operations that are reasonably expected to have a material impact that are Known to them to be in the possession or control of ENP.

(o)  Title to Properties; Rights of Way.

(i)  ENP and its Subsidiaries have good and indefeasible title to all real and personal properties which are material to the business of ENP and its Subsidiaries, in each case free and clear of all liens, encumbrances, claims and defects and imperfections of title except (A) such as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by ENP and its Subsidiaries, (B) for Permitted Encumbrances and (C) such as could not reasonably be expected to have a Material Adverse Effect on ENP.

(ii)  ENP and its Subsidiaries have such consents, easements, rights-of-way or licenses from any person (“Rights-of-Way”) as are necessary to conduct its business in the manner described in the ENP SEC Documents, except for such Rights-of-Way the failure of which to have obtained could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on ENP. ENP and its Subsidiaries have fulfilled and performed all of their material obligations with respect to such Rights-of-Way, and no event has occurred which allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such revocations, terminations and impairments that could not reasonably expected to have a Material Adverse Effect on ENP. None of such Rights-of-Way contains any restriction that is materially burdensome on ENP and its Subsidiaries, taken as a whole.

(p)  ENP Fairness Opinion.  At the meeting at which the ENP Conflicts Committee approved this Agreement, Jefferies & Company, Inc. delivered to the ENP Conflicts Committee its oral opinion (to be confirmed in writing) to the effect that, as of the date of such opinion and subject to certain assumptions, qualifications, limitations and other matters stated therein, the Exchange Ratio is fair, from a financial point of view, to the ENP Unaffiliated Unitholders.

(q)  No Material Adverse Effect.  Since December 31, 2010, there has not been a Material Adverse Effect on ENP.

Section 5.2  Representations and Warranties of VNR Parties.  Except as set forth in VNR’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2011, and all other reports, registration statements, definitive proxy statements or information statements filed or to be filed by ENP or any of its Subsidiaries subsequent to December 31, 2010 under the Securities Act, or under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, in the form filed, or to be filed, with the SEC (collectively, “VNR SEC Documents”) and publicly available prior to the date hereof (excluding any disclosures included therein to the extent they are cautionary, predictive or forward-looking in nature, including those in any risk factor section of such documents), the VNR Parties hereby represent and warrant with respect to themselves and their respective Subsidiaries to ENP, as follows:

(a)  Organization, General Authority and Standing.  Each of the VNR Parties is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware or Kentucky, as applicable. Each VNR Party (i) has the requisite limited liability company power and authority to own and lease all of its properties and assets and to carry on its business as it is now being conducted, (ii) is duly qualified to do business and is in good standing in the states of the United States of America where its ownership or leasing of property or the conduct of its business requires it to be so qualified, and (iii) has in effect all federal, state, local, and foreign governmental authorizations and permits necessary for it to own or lease its properties and assets and to carry on its business as it is now conducted, except where the failure to have such power and authority, to be so qualified or to have such authorizations and permits in effect would not have a Material Adverse Effect on VNR.

(b)  Capitalization.

(i)  As of the date hereof, there are 29,845,434 VNR Common Units and 420,000 Class B Units issued and outstanding, and all of such VNR Common Units and Class B Units, and the limited liability company interests represented thereby, were duly authorized and validly issued in accordance with the VNR LLC Agreement. The New Common Units to be issued in accordance with this Agreement have been duly authorized and will be validly issued in accordance with the VNR LLC Agreement and fully paid and nonassessable (except as such nonassessability may be affected by Sections 18-607 and 18-804 of the DLLCA and the provisions of the VNR LLC Agreement).

(ii)  As of the date hereof, except as set forth above in this Section 5.2(b), (A) there are no partnership interests, limited liability company interests or other equity securities of VNR or any of its Subsidiaries issued or authorized and reserved for issuance, (B) there are no outstanding options, warrants, preemptive rights, subscriptions, calls or other rights, convertible securities, exchangeable securities, agreements or commitments of any character obligating such person (or the general partner of such person) or any of its Subsidiaries to issue, transfer or sell any membership, partnership or other equity interest of VNR or any of its Subsidiaries or any securities convertible into or exchangeable for such membership interests, partnership interests or equity interests, or any commitment to authorize, issue or sell the same or any such equity securities, except pursuant to this Agreement, and (C) there are no contractual obligations of VNR or any of its Subsidiaries to repurchase, redeem or otherwise acquire any member interest or other equity interest in such person or any of its Subsidiaries or any such securities or agreements listed in clause (B) of this sentence.

(iii)  Other than ownership of its Subsidiaries, ENP GP and its indirect ownership of ENP Common Units, VNR does not own beneficially, directly or indirectly, any equity securities or similar interests of any person, or any interest in a partnership or joint venture of any kind. VNR owns such interests in its Subsidiaries free and clear of all Liens, except those existing or arising pursuant to the applicable governing documents of such entities.

(iv)  As of the date hereof, there are 175,000 VNR Common Units are issuable by VNR upon exercise of any employee or director options or other rights of any employee, director or other Person to purchase VNR Common Units.

(c)	Power, Authority and Approvals of Transactions; VNR Special Approval and Board Recommendations; VNG Extraordinary Approval.

(i)  Each of the VNR Parties has the requisite limited liability company power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. Subject to the VNR Unitholder Approval, this Agreement and the transactions contemplated hereby have been authorized by all necessary limited liability company action by the VNR Parties. This Agreement has been duly executed and delivered by each VNR Party and constitutes a valid and binding agreement of each VNR Party (assuming the due execution and delivery of this Agreement by, or on behalf of, the Other Parties), enforceable against each such VNR Party in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law)).

(ii)  The VNR Board has delegated to the VNR Conflicts Committee the power and authority to consider, analyze, review, evaluate, negotiate, accept or reject the terms and conditions of this Agreement and the transactions contemplated hereby, including the VNR Merger Transactions. The VNR Conflicts Committee has determined that this Agreement and the transactions contemplated hereby, including the Merger and the New Common Unit Issuance (collectively, the “VNR Merger Transactions”) are fair and reasonable to, and in the best interests of, VNR and the VNR Unaffiliated Unitholders, and such action by the VNR Conflicts Committee constituted “Special Approval” (as defined in the VNR LLC Agreement) of this Agreement and the VNR Merger Transactions. Based upon such recommendation and approval of the VNR Conflicts Committee, the VNR Board has approved and declared the advisability of entering into this Agreement and the VNR Merger Transactions, has directed that the New Common Unit Issuance be submitted to the VNR Unitholders for approval at a meeting of such holders for the purpose of approving the New Common Unit Issuance (including any adjournment or postponement thereof, the “VNR Meeting”), and the VNR Board has recommended that the holders of VNR Common Units approve the New Common Unit Issuance.

(iii)  VNG has duly and validly given to ENG GP, and hereby confirms, VNG’s written approval to the execution, delivery and performance of the Merger Agreement, and to the Merger, the ENP Merger Transactions and the VNR Merger Transactions, including the amendment of the ENP Existing Partnership Agreement contemplated hereby, and the foregoing constitutes all “Extraordinary Approval” (as defined in the ENP GP Existing LLC Agreement) or other action by VNG required under the ENP GP Existing LLC Agreement.

(d)  No Violations or Defaults.  Subject to the declaration of effectiveness of the Registration Statement, required filings under federal and state securities laws and with the NYSE, assuming the other consents and approvals contemplated by Section 5.2(e) and Article VII are duly obtained and assuming the consents, waivers and approvals specified in Section 6.10(a) are obtained, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by the VNR Parties do not and will not (i) constitute a breach or violation of, or result in a default (or an event that, with notice or lapse of time or both, would become a default) under, or result in the termination or in a right of termination or cancellation of, or accelerate the performance required by, any note, bond, mortgage, indenture, deed of trust, license, franchise, lease, contract, agreement, joint venture or other instrument or obligation to which VNR or any of its Subsidiaries is a party or by which VNR or any of its Subsidiaries or properties is subject or bound except for such breaches, violations, defaults, terminations, cancellations or accelerations which, either individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on VNR, (ii) constitute a breach or violation of, or a default under the VNR LLC Agreement, the VNR Certificate of Formation, the VNG LLC Agreement or the VNG Certificate of Formation, (iii) materially contravene or conflict with or constitute a material violation of any provision of any Law binding upon or applicable to VNR or any of its Subsidiaries, (iv) result in the creation of any material Lien on any of its assets or its Subsidiaries’ assets, or (v) cause the transactions contemplated by this Agreement to be subject to Takeover Laws.

(e)  Consents and Approvals.  No consents or approvals of, or filings or registrations with, any Governmental Authority are necessary in connection with (i) the execution and delivery by the VNR Parties of this Agreement or (ii) the consummation by the VNR Parties of the transactions contemplated by this Agreement, except for (A) the filing of any required applications or notices with any state or foreign agencies of competent jurisdiction and approval of such applications or notices, (B) the filing with the SEC of the Registration Statement and the Proxy Statement/Prospectus, (C) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (D) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of the NYSE, (E) such filings and approvals as may be required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of VNR Common Units pursuant to this Agreement, (F) such filings and approvals as may be required to be made or obtained under the HSR, and (G) such other consents, authorizations, approvals, filings or registrations the absence or unavailability of which could not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on VNR.

(f)  Financial Reports and the VNR SEC Documents.  The VNR SEC Documents, as of their respective dates, (i) complied or will comply in all material respects as to form with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The historical financial statements of VNR and its consolidated subsidiaries contained in or incorporated by reference into any such VNR SEC Document (including the related notes and schedules thereto) (A) comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act, and (B) fairly present the financial position, results of operations, partners’ equity and cash flows, as the case may be, of the entity or entities to which they relate as of the dates or for the periods to which such financial statements relate, in each case in accordance with U.S. generally accepted accounting principles consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year-end audit adjustments in the case of unaudited statements.

(g)  Absence of Undisclosed Liabilities.  Except as disclosed in the audited financial statements (or notes thereto) included in VNR’s Annual Report on Form 10-K for the year ended December 31, 2010, the unaudited financial statements (or notes thereto) included in VNR’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2011, and in the financial statements (or notes thereto) included in subsequent VNR SEC Documents filed by VNR prior to the date hereof, neither VNR nor any of its consolidated subsidiaries had at December 31, 2010 or has incurred since that date, any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature, except (i) liabilities, obligations or contingencies that (A) are accrued or reserved against in the financial statements of VNR included in the VNR SEC

Documents filed prior to the date hereof, or reflected in the notes thereto, or (B) were incurred since December 31, 2010 in the ordinary course of business and consistent with past practices or (ii) liabilities, obligations or contingencies that (A) could not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on VNR or (B) that have been discharged or paid in full prior to the date hereof. Notwithstanding anything to the contrary herein, VNR makes no representation or warranty with respect to any liability or obligation of ENP or any of its Subsidiaries.

(h)  Compliance with Law.  VNR and each of its Subsidiaries is in compliance with and is not in default under or in violation of any applicable Law, except where such non-compliance, default or violation could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on VNR. Since December 31, 2010, neither VNR nor any of its Subsidiaries has received any written notice or, to VNR’s Knowledge, other communication from any Governmental Authority regarding any actual or possible violation of, or failure to comply with, any Law, except as could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on VNR. Notwithstanding the foregoing, the VNR Parties make no representation or warranty, express or implied, under this Section 5.2(h) relating to any (i) Tax matters, which are exclusively addressed in Section 5.2(k) or (ii) environmental matters, which are exclusively addressed in Section 5.2(m).

(i)  Material Contracts.

(i)  Except for this Agreement, as of the date hereof, neither VNR nor any of its Subsidiaries is a party to or bound by any VNR Material Contract which has not been filed as an exhibit to the VNR SEC Documents.

(ii)  (A) Each VNR Material Contract is valid and binding and in full force and effect, (B) VNR and each of its Subsidiaries has performed all obligations required to be performed by it to date under each VNR Material Contract, (C) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute, a default on the part of VNR or any of its Subsidiaries under any such VNR Material Contract, except where any such default could not reasonably be expected to have a Material Adverse Effect on VNR and (D) to the Knowledge of VNR, no other party to such VNR Material Contract is in default in any material respect thereunder.

(j)  No Brokers.  No action has been taken by the VNR Parties that would give rise to any valid claim against any party hereto for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated by this Agreement, excluding fees to be paid to RBC Capital Markets Corporation, pursuant to a letter agreement, the existence of which has been heretofore disclosed to the ENP Parties and which fees have been disclosed to the ENP Parties.

(k)  Tax Matters.

(i)  All Tax Returns with respect to VNR or any of its Subsidiaries have been timely filed, or requests for extensions have been timely filed and have not expired.

(ii)  All Tax Returns filed by VNR are complete and accurate in all material respects.

(iii)  All Taxes shown to be due on such Tax Returns and all other Taxes, if any, required to be paid by VNR or its Subsidiaries for all periods ending through the date hereof have been paid or adequate reserves have been established, in accordance with generally accepted accounting principles, for the payment of such Taxes.

(iv)  No material (A) audit or examination or (B) refund litigation with respect to any Tax Return of VNR or any of its Subsidiaries is pending. As of the date hereof, neither VNR nor any of its Subsidiaries (1) has granted any requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes with respect to any Tax Returns nor (2) is a party to any Tax sharing or Tax indemnity agreement.

(v)  VNR and each of its Subsidiaries that is classified as a partnership for U.S. federal income tax purposes has in effect a valid election under Section 754 of the Code.

(vi)  VNR is properly classified as a partnership for U.S. federal income tax purposes, and not as an association or a publicly traded partnership taxable as a corporation under Section 7704 of the Code and has been properly treated as such since its formation.

(vii)  VNG and MergerCo are properly disregarded as entities separate from VNR for federal income tax purposes pursuant to Treasury Regulation Section 301.7701-3(b) and have been properly treated as such since their respective formations.

(l)  Oil and Gas Matters.

(i)  For purposes of this Agreement, “VNR Oil and Gas Agreements” means the following types of agreements or contracts to which VNR or any of its Subsidiaries is a party, whether as an original party, by succession or assignment or otherwise, with respect to the Oil and Gas Properties forming the basis for the reserves reflected in the VNR Reserve Report: oil and gas leases, farm-in and farm-out agreements, agreements providing for an overriding royalty interest, agreements providing for a royalty interest, agreements providing for a net profits interest, crude oil or natural gas sales or purchase contracts, joint operating agreements, unit operating agreements, unit agreements, field equipment leases, and agreements restricting VNR’s ability to operate, obtain, explore for or develop interests in a particular geographic area. No VNR Oil and Gas Agreements contain any material restriction on VNR’s ability to operate, obtain, explore for or develop interests in a particular geographic area.

(ii)  The factual, non-interpretive data relating to the Oil and Gas Properties of VNR and its Subsidiaries on which the reserve report prepared by DeGolyer and MacNaughton referred to in VNR’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “VNR Reserve Report”) was based was accurate in all material respects at the time such data was provided to DeGolyer and MacNaughton. With respect to the proved reserves reflected in the VNR Reserve Report, the VNR Reserve Report conforms in all material respects to the guidelines with respect thereto of the SEC. Except for changes (including changes in Hydrocarbon commodity prices) generally affecting the oil and gas industry and normal depletion by production, there has been no material change in respect of the matters addressed in the VNR Reserve Report.

(iii)  All material items of operating equipment, pipelines and facilities owned or leased by VNR or any of its Subsidiaries and used or necessary for use in the operation of the Oil and Gas Properties forming the basis for the reserves reflected in the VNR Reserve Report are in a state of repair so as to be adequate for reasonably prudent operations in the areas in which they are operated.

(iv)  Except for goods and other property sold, used or otherwise disposed of since the date of the VNR Reserve Report in the ordinary course of business or reflected as having been sold, used or otherwise disposed of in VNR’s SEC Reports (excluding any disclosures included in any “risk factor” section, any other disclosures in such SEC Reports to the extent they are predictive or forward-looking in nature and any disclosures contained in exhibits to or other documents incorporated by reference into, such SEC Reports), as of the date hereof, VNR and its Subsidiaries own or have valid leases or contractual rights to, all material equipment and other personal property used or necessary for use in the operation of their respective Oil and Gas Properties forming the basis for the reserves reflected in the VNR Reserve Report in the manner in which such properties were operated as of the date hereof.

(v)  Except for property sold or otherwise disposed of since the dates of the VNR Reserve Report in the ordinary course of business or reflected as having been sold or otherwise disposed of in VNR’s SEC Reports (excluding any disclosures included in any “risk factor” section, any other disclosures in such SEC Reports to the extent they are predictive or forward-looking in nature and any disclosures contained in exhibits to or other documents incorporated by reference into, such SEC Reports), VNR and its Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the VNR Reserve Report, in each case relating to the interests referred to therein as of the date of such report, and in each case as attributable to interests owned by VNR and its Subsidiaries, free and clear of any Liens, except (A) Liens reflected in VNR’s SEC Reports filed prior to the date of this Agreement, (B) Permitted Encumbrances, and (C) such imperfections of title, easements, liens, government or tribal approvals or other matters and failures of title as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(vi)  All material proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of VNR and its Subsidiaries are being received by them in a timely manner and are not being held in suspense for any reason.

(vii)  The Oil and Gas Agreements affecting any real or personal property given material value in the VNR Reserve Report, including the Oil and Gas Properties, are in good standing, valid and effective, and all material rentals due by VNR and its Subsidiaries to any lessor of any oil and gas leases forming the basis for the reserves reflected in the VNR Reserve Report have been properly paid. VNR and its Subsidiaries have paid all material royalties, overriding royalties and other burdens on production due by VNR and its Subsidiaries with respect to their respective Oil and Gas Properties forming the basis for the reserves reflected in the VNR Reserve Report.

(viii)  All Oil and Gas Properties operated by VNR and its Subsidiaries have been operated in all material respects in accordance with reasonable, prudent oil and gas field practices and in material compliance with the applicable oil and gas leases and applicable Law.

(ix)  None of the material Oil and Gas Properties of VNR and its Subsidiaries forming the basis for the reserves reflected in the VNR Reserve Report is subject to any preferential purchase, consent or similar right that would become operative as a result of the transactions contemplated by this Agreement.

(x)  None of the Oil and Gas Properties of VNR and its Subsidiaries forming the basis for the reserves reflected in the VNR Reserve Report are subject to any tax partnership agreement or provisions requiring a partnership income tax return to be filed under Subchapter K of Chapter 1 of Subtitle A of the Code, other than the VNR LLC Agreement and any provisions applicable to VNR.

(xi)  None of VNR or any of its Subsidiaries has received any material advance, take-or-pay or other similar payments that entitle purchasers of production from the Oil and Gas Properties forming the basis for the reserves reflected in the VNR Reserve Report to receive deliveries of Hydrocarbons without paying therefor, and, on a net basis, VNR and its Subsidiaries are neither underproduced nor overproduced, in either case, to any material extent, under gas balancing or similar arrangements.

(m)  Environmental Matters.

(i)  Each of VNR and each of its Subsidiaries and their respective properties, assets and operations is, and during the relevant time periods specified in all applicable statutes of limitations, has been, in compliance in all material respects with all Environmental Laws.

(ii)  To the Knowledge of VNR, (A) each of VNR and each of its Subsidiaries has obtained all material Environmental Permits, made all material filings and maintained all material data, documentation and records necessary for owning and operating its assets and business as it is presently conducted under all Environmental Laws, (B) all such Environmental Permits remain in full force and effect and are issued in the correct entity’s name, and (C) there are no circumstances existing that could reasonably be expected to result in such Environmental Permits being revoked or not renewed or in pending applications for such Environmental Permits being denied.

(iii)  There are no pending or, to the Knowledge of VNR, threatened material claims, demands, actions, administrative proceedings, lawsuits, information requests or investigations against VNR or any of its Subsidiaries or affecting any of their respective properties, assets or operations under any Environmental Laws.

(iv)  There has been no Release of any Hazardous Material into the environment by VNR or any of its Subsidiaries onto, beneath or from (i.e., migration) any of their respective properties or assets that could reasonably be expected to result in any material investigatory, remedial or corrective action obligation on the part of VNR or any of its Subsidiaries under Environmental Laws.

(v)  Neither VNR nor any of its Subsidiaries has received any written notice asserting an alleged liability or obligation under any Environmental Law with respect to any investigatory, remedial or corrective activity at any real properties offsite the property where VNR or such Subsidiary transported or disposed or arranged for the transport or disposal of any Hazardous Materials and, to VNR’s Knowledge, there are no circumstances that would reasonably be likely to result in the receipt of such notice.

(vi)  Neither VNR nor any of its Subsidiaries entered into, or is otherwise subject to, any agreements, consents, orders, decrees or judgments pursuant to Environmental Law that (A) prevent or limit or impair in any material respect the development or operation of their properties, (B) impose material restrictions or conditions on the future use or operation of their properties, or (C) require any material investigatory, remedial or corrective activity with respect to the present condition of, or as a result of any operations upon, their properties.

(vii)  There has been no exposure of any person or property to any Hazardous Material from, by, or in connection with the VNR and its Subsidiaries’ properties or operations that could reasonably be expected to form the basis of a claim for material damages or compensation.

(n)  Title to Properties; Rights of Way.

(i)  VNR and its Subsidiaries have good and indefeasible title to all real and personal properties which are material to the business of VNR and its Subsidiaries, in each case free and clear of all liens, encumbrances, claims and defects and imperfections of title except (A) such as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by VNR and its Subsidiaries, (B) for Permitted Encumbrances and (C) such as could not reasonably be expected to have a Material Adverse Effect on VNR.

(ii)  VNR and its Subsidiaries have Rights-of-Way as are necessary to conduct its business in the manner described in the VNR SEC Documents, except for such Rights-of-Way the failure of which to have obtained could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on VNR. VNR and its Subsidiaries have fulfilled and performed all of their material obligations with respect to such Rights-of-Way, and no event has occurred which allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such revocations, terminations and impairments that could not reasonably expected to have a Material Adverse Effect on VNR. None of such Rights-of-Way contains any restriction that is materially burdensome on VNR and its Subsidiaries, taken as a whole

(o)  Operations of MergerCo.  MergerCo was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has engaged in no business other than in connection with entering into this Agreement and engaging in the transactions contemplated hereby.

(p)  VNR Fairness Opinion.  RBC Capital Markets has delivered to the VNR Conflicts Committee its opinion dated as of the date of the meeting at which the VNR Conflicts Committee approved this Agreement to the effect that, as of such date, and based upon and subject to the assumptions, qualifications and limitations and other matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to VNR.

(q)  Ownership of ENP Common Units.  VNG owns 20,924,055 ENP Common Units, which represent all ENP Common Units held by any VNR Party or any of its respective Subsidiaries or ENP GP.

(r)  No Material Adverse Effect.  Since December 31, 2010, there has not been a Material Adverse Effect on VNR.

ARTICLE VI

COVENANTS

The ENP Parties hereby covenant to and agree with VNR, and the VNR Parties hereby covenant to and agree with ENP, that:

Section 6.1  Efforts.  Subject to the terms and conditions of this Agreement, such parties shall use their commercially reasonable efforts in good faith (subject to, and in accordance with, applicable Laws) to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, desirable or advisable, so as to permit and enable prompt consummation of the Merger and the other transactions contemplated hereby, including (a) using commercially reasonable efforts to obtain (and cooperating with the Other Parties to obtain) any third-party approval or any approval by any Governmental Authority (including any approvals required under the HSR) that is required to be obtained by VNR or ENP or any of their respective Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement, (b) using commercially reasonable efforts to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby, and (c) using commercially reasonable efforts to defend any litigation seeking to enjoin, prevent or delay the consummation of the transactions contemplated hereby or seeking material damages. Each of such parties shall (x) cooperate fully with the Other Parties hereto to that end and (y) furnish to the Other Parties copies of all correspondence, filings and communications between it and its Affiliates and any Governmental Authority with respect to the transactions contemplated hereby.

Section 6.2  Unitholder Approvals.

(a)  Subject to the terms and conditions of this Agreement, VNR shall take, in accordance with applicable Law, applicable stock exchange rules and the VNR LLC Agreement, all action necessary to call, hold and convene the VNR Meeting to consider and vote upon the approval of the New Common Unit Issuance, and any other matters required to be approved by VNR Unitholders for consummation of the VNR Merger Transactions, as promptly as practicable after the Registration Statement is declared effective. The VNR Conflicts Committee and the VNR Board shall recommend approval of the New Common Unit Issuance to the holders of VNR Common Units, and VNR shall take all reasonable lawful action to solicit such approval by the holders of VNR Common Units.

(b)  Subject to the terms and conditions of this Agreement, and except as permitted by Section 6.2(d), ENP shall take, in accordance with applicable Law, applicable stock exchange rules and the ENP Existing Partnership Agreement, all action necessary to call, hold and convene the ENP Meeting to consider and vote upon the approval of this Agreement and the Merger, and any other matters required to be approved by ENP Unitholders for consummation of the ENP Merger Transactions, as promptly as practicable after the Registration Statement is declared effective. Subject to Section 6.2(c), the ENP Conflicts Committee and the ENP GP Board shall recommend approval of this Agreement and the Merger to the holders of ENP Common Units (the “ENP Recommendation”), and ENP shall take all reasonable lawful action to solicit such approval by the holders of ENP Common Units. Except as provided in Section 6.2(c), (i) neither the ENP Conflicts Committee nor the ENP GP Board shall (A) withdraw, modify or qualify in any manner adverse to VNR the ENP Recommendation or (B) publicly approve, adopt or recommend, or publicly propose to approve, adopt or recommend, any Acquisition Proposal (any action described in this clause (i) being referred to as an “ENP Change in Recommendation”), and (ii) none of ENP GP, ENP or any of their Subsidiaries shall execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement, or other similar contract providing for any Acquisition Proposal.

(c)  Notwithstanding Section 6.2(b), at any time prior to obtaining the ENP Unitholder Approval, the ENP Conflicts Committee or the ENP GP Board may make an ENP Change in Recommendation if it has determined in good faith, after consultation with its outside legal counsel and financial advisors, that failure to make an ENP Change in Recommendation would be inconsistent with its duties under the ENP Existing Partnership Agreement or applicable Law; provided, however, that the ENP Conflicts Committee shall not be entitled to exercise its right to make a ENP Change in Recommendation pursuant to this sentence unless

(i) ENP has not engaged in a willful and material breach of Section 6.6, (ii) ENP has provided to VNR and the VNR Conflicts Committee three Business Days prior written notice (such notice, a “Notice of Proposed Recommendation Change”), advising VNR that the ENP Conflicts Committee intends to take such action and specifying the reasons therefor in reasonable detail, including, if a reason for the ENP Change in Recommendation is an Acquisition Proposal, the terms and conditions of such Acquisition Proposal and the identity of the Person making such Acquisition Proposal (it being understood that any amendment to the terms of any such Acquisition Proposal shall require a new Notice of Proposed Recommendation Change and an additional three Business Day period), (iii) if a reason for the ENP Change in Recommendation is an Acquisition Proposal, ENP has provided to VNR all materials and information delivered or made available to the Person or group of Persons making such Acquisition Proposal pursuant to Section 6.6 (to the extent not previously provided to VNR), (iv) each of ENP GP, ENP and the ENP Conflicts Committee has negotiated, and has used its commercially reasonable efforts to cause its Representatives to negotiate, in good faith with VNR during such notice period to enable VNR to revise the terms of this Agreement such that it would obviate the need for making the ENP Change in Recommendation, and (v) following the end of such notice period, the ENP Conflicts Committee shall have considered in good faith any changes to this Agreement proposed by VNR and shall have determined that the failure to make an ENP Change in Recommendation would continue to be inconsistent with its duties under the ENP Existing Partnership Agreement or applicable Law even if such revisions proposed by VNR were to be given effect. Any ENP Change in Recommendation shall not invalidate the approval (or “Special Approval” as defined in the ENP Existing Partnership Agreement) of this Agreement or any other approval of the ENP Conflicts Committee, including in any respect that would have the effect of causing any state (including Delaware) corporate takeover statute or other similar statute to be applicable to the transactions contemplated hereby or thereby, including the Merger.

(d)  Notwithstanding anything to the contrary in this Agreement, if there occurs an ENP Change in Recommendation in accordance with this Agreement, ENP and ENP GP shall, upon request of the ENP Conflicts Committee, (i) no longer call, hold or convene the ENP Meeting to consider and vote upon the approval of this Agreement and the Merger, and any other matters required to be approved by ENP Unitholders for consummation of the ENP Merger Transactions, and (ii) cancel any previously called ENP Meeting.

Section 6.3  Registration Statement.

(a)  Each of VNR and the ENP Parties agree to cooperate in the preparation of the Registration Statement (including the Proxy Statement/Prospectus constituting a part thereof and all related documents) to be filed by VNR with the SEC in connection with the issuance of the New Common Units in the Merger as contemplated by this Agreement. VNR agrees to file the Registration Statement with the SEC as promptly as practicable. Each of ENP and VNR agrees to use all commercially reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after filing thereof. VNR also agrees to use commercially reasonable efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement. Each of VNR and ENP agrees to furnish to the other party all information concerning VNR and its Subsidiaries or ENP, ENP GP and its Subsidiaries, as applicable, and the officers, directors and unitholders of VNR and ENP and any applicable Affiliates, as applicable, and to take such other action as may be reasonably requested in connection with the foregoing. No filing of the Registration Statement will be made by VNR, and no filing of the Proxy Statement/Prospectus will made by VNR or ENP, in each case without providing the other party a reasonable opportunity to review and comment thereon.

(b)  Each of the ENP Parties and VNR agrees, as to itself and its Subsidiaries, that (i) none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement/Prospectus and any amendment or supplement thereto will, (A) at the date of mailing to the holders of ENP Common Units and at the time of the ENP Meeting, and (B) at the date of mailing to the holders of VNR Common Units and at the time of the VNR Meeting, in each case, not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Each of the ENP Parties and VNR further agrees that if it shall become aware prior to the Closing Date of any information that would cause any of the statements in the Registration Statement or the Proxy Statement/Prospectus to be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not false or misleading, it will promptly inform the Other Parties thereof and take the necessary steps to correct such information in an amendment or supplement to the Registration Statement or the Proxy Statement/Prospectus. No amendment or supplement to the Registration Statement will be made by VNR, and no amendment or supplement to the Proxy Statement/Prospectus will made by VNR or ENP, in each case without providing the other party a reasonable opportunity to review and comment thereon.

(c)  VNR will advise ENP, promptly after VNR receives notice thereof, of (i) the time when the Registration Statement has become effective or any supplement or amendment has been filed, (ii) the issuance of any stop order or the suspension of the qualification of the New Common Units for offering or sale in any jurisdiction, (iii) the initiation or threat of any proceeding for any such purpose, or (iv) any request by the SEC for the amendment or supplement of the Registration Statement or the Proxy Statement/Prospectus or for additional information.

(d)  Each of VNR and ENP will use its commercially reasonable efforts to cause the Proxy Statement/Prospectus to be mailed to its unitholders as soon as practicable after the effective date of the Registration Statement.

Section 6.4  Press Releases.  Prior to an ENP Change in Recommendation, if any, none of ENP and VNR shall, without the prior approval of (a) in the case of VNR, the ENP Conflicts Committee, and (b) in the case of ENP, the VNR Conflicts Committee, issue any press release or written statement for general circulation relating to the transactions contemplated hereby, except as otherwise required by applicable Law or the rules of the NYSE, in which case it will consult with the other party before issuing any such press release or written statement.

Section 6.5  Access; Information.

(a)  Upon reasonable notice and subject to applicable Laws relating to the exchange of information, each party shall, and shall cause its Subsidiaries to, afford the Other Parties and their Representatives, access, during normal business hours throughout the period prior to the Effective Time, to all of its properties, books, contracts, commitments and records, and to its Representatives, and, during such period, it shall, and shall cause its Subsidiaries to, furnish promptly to such Person and its Representatives (i) a copy of each material report, schedule and other document filed by it pursuant to the requirements of federal or state securities law (other than reports or documents that VNR or ENP or their respective Subsidiaries, as the case may be, are not permitted to disclose under applicable Law) and (ii) all other information concerning its business, properties and personnel as the Other Parties may reasonably request. Notwithstanding the foregoing, neither ENP nor VNR nor any of their respective Subsidiaries shall be required to (A) provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of the institution in possession or control of such information or contravene any Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement or (B) allow any invasive sampling or testing of their properties. The parties hereto will make appropriate substitute disclosure arrangements under the circumstances in which the restrictions of the immediately preceding sentence apply

(b)  VNR and ENP, respectively, will not use any information obtained pursuant to this Section 6.5 (to which it was not entitled under Law or any agreement other than this Agreement) for any purpose unrelated to (i) the consummation of the transactions contemplated by this Agreement or (ii) the matters contemplated by Section 6.2 in accordance with the terms thereof, and will hold all information and documents obtained pursuant to this Section 6.5 in confidence. No investigation by either party of the business and affairs of the other shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to either party’s obligation to consummate the transactions contemplated by this Agreement.

Section 6.6  Acquisition Proposals; Change in Recommendation.

(a)  ENP GP and ENP shall, and they shall cause their Subsidiaries and Representatives to (i) immediately cease and terminate any solicitation, encouragement, discussions or negotiations with any Person that may be ongoing with respect to or that may reasonably be expected to lead to an Acquisition Proposal, and (ii) request such Person to promptly return or destroy all confidential information concerning ENP and its Subsidiaries.

(b)  Neither ENP GP nor ENP shall, and they shall cause their Subsidiaries and use their commercially reasonable efforts to cause their Representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or facilitate (including by way of furnishing information) any inquiries regarding, or the making or submission of any proposal or offer that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, (ii) conduct or participate in any discussions or negotiations regarding any Acquisition Proposal, or (iii) furnish to any person any non-public information or data relating to ENP or any of its Subsidiaries or afford access to the business, properties, assets, or, except as required by Law or the ENP Existing Partnership Agreement, books or records of ENP or any of its Subsidiaries. Notwithstanding the foregoing, at any time prior to obtaining the ENP Unitholder Approval, the ENP Conflicts Committee may take the actions described in clauses (ii) and (iii) of this Section 6.6(b) with respect to a third Person that makes a bona fide unsolicited written Acquisition Proposal that did not result from a knowing and intentional material breach of this Section 6.6(b) (a “Receiving Party”), if (A) the ENP Conflicts Committee, after consultation with its outside legal counsel and financial advisors, determines in good faith that the failure to take such action would be inconsistent with its duties under the ENP Existing Partnership Agreement or applicable Law, and (B) prior to furnishing any such non-public information to such Receiving Party (including any such information pertaining to ENP Subsidiaries in which VNR has an equity interest or transactions to which VNR is a party), ENP receives from such Receiving Party an executed Confidentiality Agreement. ENP GP and ENP shall as promptly as practicable (in all events within 48 hours) provide to VNR a copy of such Confidentiality Agreement. ENP GP and ENP shall, as promptly as practicable (and in any event within 48 hours), advise VNR in writing of any request for non-public information or any Acquisition Proposal received from any third Person, or any inquiry or request for discussions or negotiations with respect to any Acquisition Proposal, and the material terms of such request, Acquisition Proposal or inquiry. ENP GP and ENP shall, as promptly as practicable (and in all events within 48 hours), provide to VNR copies of any written materials received by ENP GP, ENP or any of their Subsidiaries or Representations in connection with any of the foregoing, and the identity of the Person or group making any such request, Acquisition Proposal or inquiry.

(c)  ENP GP and ENP shall keep VNR reasonably informed of the status of any material developments regarding any Acquisition Proposal on a reasonably current basis. ENP GP and ENP agree that they and their Subsidiaries will not enter into any Confidentiality Agreement with any Person that prohibits ENP GP or ENP or any of their Subsidiaries from providing any information to VNR in accordance with this Section 6.6. From and after the date hereof, neither ENP GP nor ENP nor any of their Subsidiaries shall grant any waiver, amendment or release under any standstill agreement with any third Person without the prior written consent of VNR. ENP GP and ENP will use commercially reasonable efforts to enforce any such agreement at the request of or on behalf of VNR.

(d)  Nothing contained in this Agreement shall prevent ENP, ENP GP, the ENP GP Board or the ENP Conflicts Committee from taking and disclosing to the holders of ENP Common Units a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to holders of ENP Common Units) or from making any legally required disclosure to holders of ENP Common Units. Any “stop-look-and-listen” communication by ENP, ENP GP, the ENP GP Board, or the ENP Conflicts Committee to the limited partners of ENP pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any similar communication to the holders of ENP Common Units) shall not be considered an ENP Change in Recommendation or a failure to make, or a withdrawal, modification or change in any manner adverse to VNR of, all or a portion of the ENP Recommendation.

(e)  The ENP Parties acknowledge that the agreements contained in this Section 6.6 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the VNR Parties would not have entered into this Agreement. Accordingly, (i) if a court of competent jurisdiction finds that the ENP Conflicts Committee knowingly and intentionally breached or took action inconsistent with its duties under the ENP Existing Partnership Agreement or applicable Law, (ii) if there shall have been any injunction or other order issued by any court of competent jurisdiction, or other legal restraint or prohibition (in each case based in whole or in part upon the finding described in clause (i)), that would (A) require or permit any of the ENP Parties or any of their Representatives to act or fail to act in a manner that would, in the absence of such injunction, order, legal restraint or prohibition, constitute a violation of this Section 6.6 or (B) limit the rights of the VNR Parties in any respect under this Section 6.6, and (iii) if the ENP Parties act or fail to act in a manner that would, in the absence of such injunction, order, legal restraint or prohibition, constitute a violation of this Section 6.6 that would permit VNR to terminate this Agreement pursuant to Section 8.1(b)(vi), then VNR shall have the right to terminate this Agreement pursuant to Section 8.1(b)(vi) hereof.

Section 6.7  Takeover Laws.  Neither ENP nor VNR shall take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Laws, and each of them shall take all commercially reasonable steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement from, or if necessary challenge the validity or applicability of, any rights plan adopted by such party or any applicable Takeover Law, as now or hereafter in effect, including Takeover Laws of any state that purport to apply to this Agreement or the transactions contemplated hereby.

Section 6.8  No Rights Triggered.  Each of ENP and VNR shall take all steps necessary to ensure that the entering into of this Agreement and the consummation of the transactions contemplated hereby and any other action or combination of actions, or any other transactions contemplated hereby, do not and will not result in the grant of any Rights to any person (a) in the case of ENP, under the ENP Existing Partnership Agreement, and, in the case of VNR, under the VNR LLC Agreement or (b) under any material agreement to which it or any of its Subsidiaries is a party.

Section 6.9  New Common Units Listed.  VNR shall use its commercially reasonable efforts to list, prior to the Closing, on the NYSE, upon official notice of issuance, the New Common Units.

Section 6.10  Third-Party Approvals.

(a)  Subject to the terms and conditions of this Agreement, VNR and ENP and their respective Subsidiaries shall cooperate and use their respective commercially reasonable efforts to prepare all documentation, to effect all filings, to obtain all permits, consents, approvals and authorizations of all Governmental Authorities and third parties necessary to consummate the transactions contemplated by this Agreement and to comply with the terms and conditions of such permits, consents, approvals and authorizations and to cause the Merger to be consummated as expeditiously as practicable. Each of VNR and ENP shall have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable Laws relating to the exchange of information, with respect to, all material written information submitted to any third party or any Governmental Authorities in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto agrees to act reasonably and promptly. Each party hereto agrees that it will consult with the Other Parties with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement, and each party will keep the Other Parties apprised of the status of material matters relating to completion of the transactions contemplated hereby.

(b)  Each of VNR and ENP agrees, upon request, to furnish the other party with all information concerning itself, its Subsidiaries, directors, officers and unitholders and such other matters as may be reasonably necessary or advisable in connection with the Registration Statement, the Proxy Statement/Prospectus or any filing, notice or application made by or on behalf of such Other Party or any of such Other Party’s Subsidiaries to any Governmental Authority in connection with the transactions contemplated hereby.

Section 6.11  Indemnification; Directors’ and Officers’ Insurance.

(a)  Without limiting any additional rights that any director, officer, trustee, employee, agent, or fiduciary may have under any employment or indemnification agreement or under the ENP Existing Partnership Agreement, the ENP GP Existing LLC Agreement, this Agreement or, if applicable, similar organizational documents or agreements of any of ENP’s Subsidiaries, from and after the Effective Time, VNR, VNG, ENP GP and the Surviving Entity, jointly and severally, shall: (i) indemnify and hold harmless each person who is at the date hereof or during any period from the date hereof through the Effective Time serving as a director or officer of ENP GP or of any of its Subsidiaries or as a trustee of (or in a similar capacity with) any Compensation and Benefit Plan of any thereof (collectively, the “Indemnified Parties”) to the fullest extent authorized or permitted by applicable Law in connection with any Claim or Action and any losses, claims, damages, liabilities, costs, Indemnification Expenses, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) resulting therefrom; and (ii) promptly pay on behalf of or, within 15 days after any request for advancement, advance to each of the Indemnified Parties, any Indemnification Expenses incurred in defending, serving as a witness with respect to or otherwise participating with respect to any Claim or Action in advance of the final disposition of such Claim or Action, including payment on behalf of or advancement to the Indemnified Party of any Indemnification Expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification and/or advancement, in each case without the requirement of any bond or other security. The indemnification and advancement obligations of VNR, VNG and the Surviving Entity pursuant to this Section 6.11(a) shall extend to acts or omissions occurring at or before the Effective Time and any Claim or Action relating thereto (including with respect to any acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger and the transactions contemplated by this Agreement, including the consideration and approval thereof and the process undertaken in connection therewith and any Claim or Action relating thereto), and all rights to indemnification and advancement conferred hereunder shall continue as to any Indemnified Party who has ceased to be a director or officer of ENP GP after the date hereof and shall inure to the benefit of such person’s heirs, executors and personal and legal representatives. As used in this Section 6.11: (x) the term “Claim” means any threatened, asserted, pending or completed action or proceeding, whether instituted by any party hereto, any Governmental Authority or any other person, that any Indemnified Party in good faith believes might lead to the institution of any action or proceeding, whether civil, criminal, administrative, investigative or other, including any arbitration or other alternative dispute resolution mechanism (“Action”), arising out of or pertaining to matters that relate to such Indemnified Party’s duties or service as a director or officer of ENP GP or of any of its Subsidiaries or as a trustee of (or in a similar capacity with) any Compensation and Benefit Plan of any thereof; (y) the term “Indemnification Expenses” means reasonable attorneys’ fees and all other reasonable costs, expenses and obligations (including experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any Claim for which indemnification is sought pursuant to this Section 6.11(a), including any Action relating to a claim for indemnification or advancement brought by an Indemnified Party; and (z) the phrase “to the fullest extent authorized or permitted by applicable Law” shall include, but not be limited to (1) to the fullest extent permitted by any provision of the DRULPA and the DLCCA that authorizes or permits additional indemnification by agreement or otherwise, or the corresponding provision of any amendment to or replacement of the DRULPA and the DLCCA and (2) to the fullest extent authorized or permitted by any amendments to or replacements of the DRULPA and the DLCCA adopted after the date of this Agreement that increase the extent to which an entity may indemnify its directors, officers, trustees, employees, agents, or fiduciaries or persons serving in any capacity in which any Indemnified Party serves. Any amendment, alteration or repeal of the DRULPA or the DLCCA that adversely affects any right of any Indemnified Party shall be prospective only and shall not limit or eliminate any such right with respect to any Claim or Action involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment or repeal. Neither VNR, VNG, ENP GP nor the Surviving Entity shall settle, compromise or consent to the entry of any judgment in any actual or threatened Claim or Action in respect of which indemnification has been or could be sought by such Indemnified Party hereunder unless such settlement, compromise or judgment includes an unconditional release of such Indemnified Party from all liability arising out of such Claim or Action without admission or finding of wrongdoing, or such Indemnified Party otherwise consents thereto.

(b)  Without limiting the foregoing, VNR, VNG, ENP GP and MergerCo agree that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the Indemnitees as provided in the ENP Existing Partnership Agreement or the ENP GP Existing LLC Agreement (or, as applicable, the charter, bylaws, partnership agreement, limited liability company agreement, or other organizational documents of any of ENP’s Subsidiaries) and indemnification agreements of ENP, ENP GP or any of their respective Subsidiaries shall be assumed by the Surviving Entity, VNG, VNR and ENP GP in the Merger, without further action, at the Effective Time and shall survive the Merger and shall continue in full force and effect in accordance with their terms.

(c)  For a period of six years from the Effective Time, the ENP agreement of limited partnership and the ENP GP limited liability company agreement shall contain provisions no less favorable with respect to indemnification, advancement of expenses, exculpation and limitations on liability of directors and officers than are set forth in the ENP Existing Partnership Agreement and the ENP GP Existing LLC Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were Indemnified Parties, unless such modification shall be required by Law and then only to the minimum extent required by Law; provided, however, that any such modification shall be prospective only and shall not limit or eliminate any such right with respect to any Claim or Action involving any occurrence or alleged occurrence of any action or omission to act that took place prior to modification; and provided further that all rights to indemnification in respect of any Action pending or asserted or any Claim made within such period shall continue until the disposition of such Action or resolution of such Claim.

(d)  For a period of six years from the Effective Time, VNR shall maintain in effect the current directors’ and officers’ liability and fiduciary insurance policies covering the Indemnified Parties (but may substitute therefor other policies of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the Indemnified Parties so long as that substitution does not result in gaps or lapses in coverage) with respect to matters occurring on or before the Effective Time, but VNR shall not be required to pay annual premiums in excess of 250% of the last annual premiums paid therefor prior to the date hereof and shall purchase the maximum amount of coverage that can be obtained for that amount if the coverage described in this Section 6.11(d) would cost in excess of that amount.

(e)  If VNR, VNG, ENP GP, the Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges with or into any other person and shall not be the continuing or surviving corporation, partnership or other entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of VNR, VNG, ENP GP or the Surviving Entity assume the obligations set forth in this Section 6.11.

(f)  VNR, VNG and ENP GP shall cause the Surviving Entity to perform all of the obligations of the Surviving Entity under this Section 6.11.

(g)  This Section 6.11 shall survive the consummation of the Merger and is intended to be for the benefit of, and shall be enforceable by, the Indemnified Parties and the Indemnitees and their respective heirs and personal representatives, and shall be binding on VNR, VNG, ENP GP, the Surviving Entity and their respective successors and assigns.

Section 6.12  Notification of Certain Matters.  Each of ENP and VNR shall give prompt notice to the other of (a) any fact, event or circumstance known to it that (i) could reasonably be expected, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (ii) could cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein, and (b) (i) any change in its financial condition or business or (ii) any litigation or governmental complaints, investigations or hearings, in each case to the extent such change, litigation, complaints, investigations, or hearings result in, or could reasonably be expected to result in, a Material Adverse Effect.

Section 6.13  Rule 16b-3.  Prior to the Effective Time, ENP shall take such steps as may be reasonably requested by any party hereto to cause dispositions of ENP equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of ENP to be exempt under Rule 16b-3 promulgated under the Exchange Act in accordance with that certain No-Action Letter dated January 12, 1999 issued by the SEC regarding such matters.

Section 6.14  ENP Amended and Restated Partnership Agreement; ENP GP Amended and Restated Limited Liability Company Agreement.  Effective as of the Effective Time, (a) ENP GP and VNG shall execute and make effective the ENP Amended and Restated Partnership Agreement and (b) VNG shall execute and make effective the ENP GP Amended and Restated LLC Agreement.

Section 6.15  ENP GP Board Membership.  The members of the ENP GP Board following the Effective Time shall be as set forth in the ENP GP Amended and Restated LLC Agreement.

Section 6.16  Distributions.  Each of ENP GP and VNR shall consult with the Other Party regarding the declaration and payment of distributions in respect of the ENP Common Units and the VNR Common Units and the record and payment dates relating thereto, so that no ENP Unitholder shall receive two distributions, or fail to receive one distribution, for any single calendar quarter with respect to its applicable ENP Common Units or any VNR Common Units any such ENP Unitholder receives in exchange therefor pursuant to the Merger. ENP shall declare and pay, and ENP GP shall cause ENP to declare and pay, regular quarterly cash distributions to holders of ENP Common Units in such amounts and on such declaration, record and payment dates as are approved by the majority of the ENP Conflicts Committee acting in good faith; provided, however, that if the amount of such quarterly cash distribution exceeds $0.49, the majority of the ENP GP Board, acting in good faith, must approve such quarterly cash distributions.

Section 6.17  ENP Conflicts Committee.  Prior to the Effective Time, neither any VNR Party nor any of their Subsidiaries shall, without the consent of at least two members of the ENP Conflicts Committee, eliminate the ENP Conflicts Committee, revoke or diminish the authority of the ENP Conflicts Committee or remove or cause the removal of any director of ENP GP that is a member of the ENP Conflicts Committee either as a director or as a member of such committee. For the avoidance of doubt, this Section 6.17 shall not apply to the filling in accordance with the provisions of the ENP GP Existing LLC Agreement of any vacancies caused by a resignation of any such director.

ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGER

The obligations of each of the parties to consummate the Merger are conditioned upon the satisfaction at or prior to the Closing (or, in the case of Sections 7.2, 7.3, 7.6, or 7.9, waiver by both ENP and VNR; or, in the case of Sections 7.4, 7.8 or 7.10(a), waiver by ENP; or, in the case of Sections 7.5, 7.7 or 7.10(b), waiver by VNR) of each of the following:

Section 7.1  Unitholder Approvals.

(a)  This Agreement and the Merger shall have been approved by the affirmative vote or consent of holders, as of the record date for the ENP Meeting, of a majority of the outstanding ENP Common Units (the “ENP Unitholder Approval”).

(b)  The New Common Unit Issuance shall have been approved by the affirmative vote or consent of holders of a majority of the VNR Common Units voting thereon, provided that the total vote cast represents a majority of the VNR Common Units entitled to vote on the New Common Unit Issuance (the “VNR Unitholder Approval”).

Section 7.2  Governmental Approvals.  Any waiting period (including any extended waiting period arising as a result of a request for additional information by the Federal Trade Commission or the U.S. Department of Justice) under the HSR shall have expired or been terminated. All other filings required to be made prior to the Effective Time with, and all other consents, approvals, permits and authorizations required to be obtained prior to the Effective Time from, any Governmental Authority in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by the parties hereto or their Affiliates shall have been made or obtained, except where the failure to obtain such consents, approvals, permits and authorizations could not be reasonably likely to result in a Material Adverse Effect on VNR or ENP.

Section 7.3  No Injunction.  No order, decree or injunction of any court or agency of competent jurisdiction shall be in effect, and no Law shall have been enacted or adopted, that enjoins, prohibits or makes illegal consummation of any of the transactions contemplated hereby, and no action, proceeding or investigation by any Governmental Authority with respect to the Merger or the other transactions contemplated hereby shall be pending that seeks to restrain, enjoin, prohibit or delay consummation of the Merger or such other transaction or to impose any material restrictions or requirements thereon or on VNR or ENP with respect thereto; provided, however, that prior to invoking this condition, the invoking party shall have complied fully with its obligations under Section 6.1.

Section 7.4  Representations, Warranties and Covenants of the VNR Parties.  In the case of ENP’s obligation to consummate the Merger:

(a)  Each of the representations and warranties contained herein of VNR, VNG and MergerCo set forth in Article V of this Agreement qualified as to materiality or Material Adverse Effect shall be true and correct in all respects and those not so qualified shall be true and correct in all material respects, in each case, as of the date of this Agreement and upon the Closing Date with the same effect as though all such representations and warranties had been made on the Closing Date (in either case, except for any such representations and warranties made as of a specified date, in which case as of such date).

(b)  Each and all of the agreements and covenants of VNR, VNG and MergerCo to be performed and complied with pursuant to this Agreement on or prior to the Effective Time shall have been duly performed and complied with in all material respects.

(c)  ENP shall have received a certificate signed by the Chief Executive Officer of VNR, dated as of the Closing Date, to the effect set forth in Section 7.4(a) and Section 7.4(b).

Section 7.5  Representations, Warranties and Covenants of the ENP Parties.  In the case of VNR’s obligation to consummate the Merger:

(a)  Each of the representations and warranties contained herein of ENP and ENP GP set forth in Article V of this Agreement qualified as to materiality or Material Adverse Effect, shall be true and correct in all respects and those not so qualified shall be true and correct in all material respects, in each case, as of the date of this Agreement and upon the Closing Date with the same effect as though all such representations and warranties had been made on the Closing Date (in either case, except for any such representations and warranties made as of a specified date, in which case as of such date); provided, however, that no representations and warranties shall be deemed to be untrue or incorrect to the extent that any ENP Party or VNR Party had Knowledge of such inaccuracy at the date hereof; provided, further, however, that the immediately preceding proviso shall not be effective if any member of the ENP Conflicts Committee had actual knowledge of any such inaccuracy at the date hereof.

(b)  Each and all of the agreements and covenants of ENP and ENP GP to be performed and complied with pursuant to this Agreement on or prior to the Effective Time shall have been duly performed and complied with in all material respects.

(c)  VNR shall have received a certificate signed by the Chief Executive Officer of ENP GP, dated the Closing Date, to the effect set forth in Section 7.5(a) and Section 7.5(b).

Section 7.6  Effective Registration Statement.  The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

Section 7.7  Opinion of Vinson & Elkins LLP.  In the case of VNR’s obligation to consummate the Merger, VNR shall have received an opinion from Vinson & Elkins LLP, counsel to VNR, to the effect that:

(a)  the Merger and the transactions contemplated by this Agreement will not result in the loss of limited liability of any limited partner of VNR;

(b)  the Merger and the transactions contemplated by this Agreement will not cause VNR or any “Operating Company” (as defined in the VNR LLC Agreement) to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes;

(c)  at least 90% of the current gross income of VNR constitutes qualifying income within the meaning of Section 7704(d) of the Code;

(d)  the Registration Statement accurately sets forth the material federal income tax consequences to the VNR Unaffiliated Unitholders of the Merger and the transactions contemplated by this Agreement; and

(e)  no gain or loss should be recognized for U.S. federal income tax purposes by existing VNR Unaffiliated Unitholders as a result of the Merger (other than gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code).

In rendering such opinions, Vinson & Elkins LLP may require and rely upon representations and covenants including those contained in certificates of officers of VNR and others and opinions of Delaware counsel reasonably satisfactory in form and substance to Vinson & Elkins LLP.

Section 7.8  Opinion of Bracewell & Giuliani LLP.  In the case of ENP’s obligation to consummate the Merger, ENP shall have received an opinion from Bracewell & Giuliani LLP to the effect that:

(a)  no gain or loss should be recognized for U.S. federal income tax purposes by the holders of ENP Common Units to the extent VNR Common Units are received in exchange therefor as a result of the Merger (other than gain resulting from either (i) any decrease in partnership liabilities pursuant to Section 752 of the Code or (ii) a sale of the New Common Units pursuant to Section 3.4(e)); and

(b)  the Registration Statement accurately sets forth the material federal income tax consequences to the holders of ENP Common Units of the Merger and the transactions contemplated by this Agreement.

In rendering such opinion, Bracewell & Giuliani LLP may require and rely upon representations and covenants including those contained in certificates of officers of ENP GP and others and opinions of Delaware counsel reasonably satisfactory in form and substance to Bracewell & Giuliani LLP.

Section 7.9  NYSE Listing.  The New Common Units shall have been approved for listing on the NYSE, subject to official notice of issuance.

Section 7.10  No Material Adverse Effect.

(a)  In the case of ENP’s obligation to consummate the Merger, there shall not have occurred a Material Adverse Effect with respect to VNR between the date of this Agreement and the Closing Date.

(b)  In the case of VNR’s obligation to consummate the Merger, there shall not have occurred a Material Adverse Effect with respect to ENP between the date of this Agreement and the Closing Date.

ARTICLE VIII

TERMINATION

Section 8.1  Termination.  Notwithstanding anything herein to the contrary, this Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time whether before or after ENP Unitholder Approval:

(a)  By the mutual consent of VNR and ENP in a written instrument.

(b)  By either VNR or ENP, upon written notice to the other party, if:

(i)  the Merger has not been consummated on or before December 31, 2011 (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to a party whose failure to fulfill any material obligation under this Agreement or other material breach of this Agreement has been the primary cause of, or resulted in, the failure of the Merger to have been consummated on or before such Termination Date;

(ii)  any Governmental Authority has issued a statute, rule, order, decree or regulation or taken any other action, in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger or making the Merger illegal and such statute, rule, order, decree, regulation or other action shall have become final and nonappealable, provided that the terminating party is not then in material breach of Section 6.1;

(iii)  ENP does not obtain the ENP Unitholder Approval at the ENP Meeting; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(iii) shall not be available to ENP where the failure to obtain the ENP Unitholder Approval shall have been caused by the action or failure to act of ENP and such action or failure to act constitutes a material breach by ENP of this Agreement;

(iv)  VNR does not obtain the VNR Unitholder Approval at the VNR Meeting; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(iv) shall not be available to VNR where the failure to obtain the VNR Unitholder Approval shall have been caused by the action or failure to act of VNR and such action or failure to act constitutes a material breach by VNR of this Agreement;

(v)  there has been a material breach of or any material inaccuracy in any of the representations or warranties set forth in this Agreement on the part of any of the Other Parties, which breach is not cured within 30 days following receipt by the breaching party of written notice of such breach from the terminating party, or which breach, by its nature, cannot be cured prior to the Termination Date, provided in any such case that neither the terminating party nor any Related Party is then in material breach of any representation, warranty, covenant or other agreement contained herein; provided, however, that no party shall have the right to terminate this Agreement pursuant to this Section 8.1(b)(v) unless the breach of a representation or warranty, together with all other such breaches, would entitle the party receiving such representation not to consummate the transactions contemplated by this Agreement under Section 7.4 (in the case of a breach of representation or warranty by a VNR Party) or Section 7.5 (in the case of a breach of representation or warranty by an ENP Party); or

(vi)  if there has been a material breach of any of the covenants or agreements set forth in this Agreement on the part of any of the Other Parties, which breach has not been cured within 30 days following receipt by the breaching party of written notice of such breach from the terminating party, or which breach, by its nature, cannot be cured prior to the Termination Date, provided in any such case that neither the terminating party nor any Related Party is then in material breach of any representation, warranty, covenant or other agreement contained herein; provided, however, that no party shall have the right to terminate this Agreement pursuant to this Section 8.1(b)(vi) unless the breach of covenants or agreements, together with all other such breaches, would entitle the party receiving the benefit of such covenants or agreements not to consummate the transactions contemplated by this Agreement under Section 7.4 (in the case of a breach of covenants or agreements by a VNR Party) or Section 7.5 (in the case of a breach of covenants or agreements by an ENP Party).

(c)  By either VNR or ENP, upon written notice to the other party, in the event that an ENP Change in Recommendation has occurred.

Section 8.2  Fees and Expenses.

(a)  Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses, except as provided in this Section 8.2.

(b)  If this Agreement is terminated by VNR or ENP pursuant to Section 8.1(c), then ENP shall pay to VNR an amount up to the Termination Fee calculated as follows:

(i)  Prior to the end of the calendar year in which this Agreement is terminated by VNR or ENP pursuant to Section 8.1(c) and within five Business Days from the date on which VNR provides ENP with a notice setting forth the estimated maximum remaining amount which may still be taken into the gross income of VNR without exceeding the permissible non-qualifying income limits for a publicly traded partnership for purposes of Section 7704 of the Code, after taking into consideration all other sources of non-qualifying income (such estimated maximum remaining amount of non-qualifying income, the “Estimated Non-Qualifying Income Cushion”), ENP shall pay to VNR a portion of the Termination Fee equal to no greater than 70% of the Estimated Non-Qualifying Income Cushion (the “Preliminary Amount”).

(ii)  During the calendar year following the date that the Preliminary Amount was paid to VNR but prior to the passage of 30 Business Days following the filing of the IRS Form 1065 for the prior year, VNR shall submit to ENP a certificate (the “Final Non-Qualifying Income Cushion Certificate”) identifying the actual maximum remaining amount which may still be taken into the gross income of VNR without exceeding the permissible non-qualifying income limits for a publicly traded partnership (for purposes of Section 7704 of the Code), after taking into consideration all other sources of non-qualifying income from the prior year other than the Preliminary Amount (the “Final Non-Qualifying Income Cushion”). If the Preliminary Amount was (A) less than 90% of the Final Non-Qualifying Income Cushion, then ENP shall pay to VNR an amount which, when combined with Preliminary Amount, will equal 90% of the Final Non-Qualifying Income Cushion, and (B) greater than 90% of the Final Non-Qualifying Income Cushion, then VNR shall return to ENP an amount equal to the excess of Preliminary Amount over 90% of the Final Non-Qualifying Income Cushion. Any payment under this clause (ii) shall be made by VNR or ENP, as applicable, by wire transfer of immediately available funds to an account designated by VNR or ENP, as applicable within five Business Days following the delivery of the Final Non-Qualifying Income Cushion Certificate.

(iii)  For sake of clarity, in no event shall the aggregate amount paid by ENP to VNR pursuant to clauses (i) and (ii) above exceed the amount of the Termination Fee.

(c)  If this Agreement is terminated by VNR pursuant to Sections 8.1(b)(v) or 8.1(b)(vi), then ENP shall pay to VNR the Expenses of VNR.

(d)  If this Agreement is terminated by ENP pursuant to Sections 8.1(b)(v) or 8.1(b)(vi), then VNR shall pay to ENP the Expenses of ENP.

(e)  Except as otherwise provided herein, any payment of the Termination Fee or Expenses shall be made by wire transfer of immediately available funds to an account designated by VNR or an account designated by ENP, as applicable, within one Business Day following the event that triggered the obligation to make such payment. The parties acknowledge that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, none of the parties would enter into this Agreement.

(f)  As used in this agreement, “Expenses” includes all reasonable out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing of the Proxy Statement/Prospectus and the

Registration Statement and the solicitation of the ENP Unitholder Approval and/or VNR Unitholder Approval, and all other matters related to the transactions contemplated hereby; provided, however, that the amount of Expenses payable by one party to another under this Section 8.2 shall not exceed $3.0 million.

(g)  This Section 8.2 shall survive any termination of this Agreement.

Section 8.3  Effect of Termination.  In the event of the termination of this Agreement as provided in Section 8.1, written notice thereof shall forthwith be given by the terminating party to the other parties specifying the provision of this Agreement pursuant to which such termination is made, and except as provided in this Section 8.3, this Agreement (other than Section 8.2 and Article IX) shall forthwith become null and void after the expiration of any applicable period following such notice. In the event of such termination, there shall be no liability on the part of any party hereto, except as set forth in Section 8.2 of this Agreement and except with respect to the requirement to comply with the Confidentiality Agreement; provided, however, that nothing herein shall relieve any party from any liability or obligation with respect to fraud or the willful and material breach of a covenant or agreement contained herein. In the case of fraud or willful and material breach of a covenant or agreement contained herein, then VNR or ENP, as the case may be, shall be entitled to all remedies available at law or in equity. For purposes of this Agreement, “willful and material breach” means a deliberate act or failure to act, which act or failure to act constitutes in and of itself a material breach of this Agreement that the breaching party is aware would or would reasonably be expected to breach its obligations under this Agreement.

ARTICLE IX

MISCELLANEOUS

Section 9.1  Waiver; Amendment; Approvals and Consents.

(a)  Subject to compliance with applicable Law, prior to the Closing, any provision of this Agreement, except Section 7.1, may be (i) waived in writing by the party benefited by the provision, or (ii) amended or modified at any time, whether before or after the ENP Unitholder Approval and the VNR Unitholder Approval, by an agreement in writing between the parties hereto; provided, however, that (A) after the ENP Unitholder Approval, no amendment shall be made to the nature or amount of the Merger Consideration or that results in a material adverse effect on the ENP Unaffiliated Unitholders without ENP Unitholder Approval (the ENP GP being hereby authorized to approve any other amendment on behalf of ENP without any other approval of the ENP Unitholders), and (B) after the VNR Unitholder Approval, no amendment shall be made to the nature or amount of the Merger Consideration or that results in a material adverse effect on the VNR Unaffiliated Unitholders without VNR Unitholder Approval (VNR being hereby authorized to approve any other amendment on behalf of VNR without any other approval of the VNR Unitholders); and provided, further, in addition to any other approvals required by the parties’ constituent documents or under this Agreement, the foregoing waivers, amendments or modifications in clauses (i) and (ii) are approved (A) in the case of VNR, by the VNR Conflicts Committee, and (B) in the case of ENP, by the ENP Conflicts Committee.

(b)  Unless otherwise expressly set forth in this Agreement, whenever (i) a determination, decision, approval or consent of ENP or ENP GP is required pursuant to this Agreement, such determination, decision, approval or consent must be authorized by the ENP Conflicts Committee, and shall not require any approval of the ENP Unitholders or the ENP GP Board, and (ii) whenever a determination, decision, approval or consent of VNR is required pursuant to this Agreement, such determination, decision, approval or consent shall require the approval or consent of the VNR Conflicts Committee, and shall not require any approval of the VNR Unitholders.

Section 9.2  Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one Agreement. Delivery of an executed signature page of this Agreement by facsimile or other customary means of electronic transmission (e.g., “pdf”) shall be effective as delivery of a manually executed counterpart hereof.

Section 9.3  Governing Law.  This Agreement shall be governed by, and interpreted in accordance with, the Laws of the State of Delaware (except to the extent that mandatory provisions of federal law govern), without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware.

Section 9.4  Confidentiality.  Each of the parties hereto shall, and shall use its commercially reasonable efforts to cause its Representatives to, maintain the confidentiality of all information provided in connection herewith to the extent required by, and subject to the limitations of, Section 6.5(b). The terms and provisions of the Confidentiality Agreement among VNR, ENP GP and ENP dated as of April 27, 2011, are incorporated by reference herein.

Section 9.5  Notices.  All notices, requests, demands and other communications required or permitted to be given or made hereunder to a party shall be in writing and shall be deemed to have been duly given if personally delivered, faxed (with confirmation of receipt) or mailed by registered or certified mail (return receipt requested) to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto.

If to VNR or the VNR Conflicts Committee, to:

Vanguard Natural Resources, LLC
5847 San Felipe, Suite 3000
Houston, Texas 77057
Attention: Loren Singletary, Chairman of the Conflicts Committee
Fax: 832-327-2260

With copies to (which shall not constitute notice):

Vinson & Elkins LLP
1001 Fannin Street, Suite 2500
Houston, Texas 77002
Attention: David P. Oelman and Stephen M. Gill, Esq.
Fax: (713) 615-5956

and

Potter Anderson & Corroon LLP
1313 North Market Street
Wilmington, DE 19801
Attention: Mark A. Morton, Esq.
Fax: 302-778-6078

If to ENP, to:

Encore Energy Partners GP LLC
5847 San Felipe, Suite 3000
Houston, Texas 77057
Attn: John Jackson, Chairman of the Conflicts Committee
Fax: 832-327-2260

With copies to (which shall not constitute notice):

Bracewell & Giuliani LLP
711 Louisiana Street, Suite 2300
Houston, Texas 77002
Attention: Gary W. Orloff
Fax: 713-221-2166

Notices shall be deemed to have been received (a) on the date of receipt if (i) delivered by hand or overnight courier service or (ii) upon receipt of an appropriate electronic answerback or confirmation when so delivered by fax (to such number specified above or another number or numbers as such Person may subsequently designate by notice given hereunder) or (b) on the date five Business Days after dispatch by certified or registered mail.

Section 9.6  Entire Understanding; No Third-Party Beneficiaries.  This Agreement (including the documents referred to or listed herein) represents the entire understanding of the parties hereto with reference to the subject matter hereof and the transactions contemplated hereby and supersedes any and all other oral or written agreements heretofore made. Except as contemplated by Section 6.11, nothing in this Agreement, expressed or implied, is intended to confer upon any person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 9.7  Severability.  Any provision of this Agreement which is invalid, illegal or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective only to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions hereof in such jurisdiction or rendering that or any other provision of this Agreement invalid, illegal or unenforceable in any other jurisdiction.

Section 9.8  Jurisdiction.  The parties hereto agree that to the fullest extent permitted by law, any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal court located in the State of Delaware or the Delaware Court of Chancery, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum, or that this Agreement, or the subject matter hereof, may not be enforced in or by any such court. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that to the fullest extent permitted by law, service of process on such party as provided in Section 9.5 shall be deemed effective service of process on such party for matters between the parties hereto.

Section 9.9  Waiver of Jury Trial.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 9.10  No Recourse.  This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto and no past, present or future Affiliate, director, officer, employee, incorporator, member, manager, partner, stockholder, agent, attorney or representative of any party hereto shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby.

Section 9.11  Specific Performance.  The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and, accordingly the parties shall, to the fullest extent permitted by law, be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of Delaware or in the Delaware Court of Chancery, in addition to any other remedy to which they are entitled at law or in equity.

Section 9.12  Survival.  All representations, warranties, agreements and covenants contained in this Agreement shall not survive the Closing or the termination of this Agreement if this Agreement is terminated prior to the Closing; provided, however, that if the Closing occurs, the agreements of the parties in Sections 3.3, 3.4, 3.6, 6.11 and Article IX shall survive the Closing, and if this Agreement is terminated prior to the Closing, the agreements of the parties in Section 6.5(b), 8.2, 8.3, and Article IX shall survive such termination.

[Remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first written above.

VANGUARD NATURAL RESOURCES, LLC
By: /s/ Scott W. Smith Name: Scott W. Smith Title: President and Chief Executive Officer

VANGUARD NATURAL GAS, LLC
By: /s/ Scott W. Smith Name: Scott W. Smith Title: President and Chief Executive Officer

VANGUARD ACQUISITION COMPANY, LLC
By: VANGUARD NATURAL GAS, LLC, its sole member
By: /s/ Scott W. Smith Name: Scott W. Smith Title: President and Chief Executive Officer

ENCORE ENERGY PARTNERS LP
By: ENCORE ENERGY PARTNERS GP LLC, its general partner
By: /s/ Scott W. Smith Name: Scott W. Smith Title: President and Chief Executive Officer

ENCORE ENERGY PARTNERS GP LLC
By: /s/ Scott W. Smith Name: Scott W. Smith Title: President and Chief Executive Officer

[Signature Page to Merger Agreement]

RBC Capital Markets Corporation 3900 Williams Tower 2800 Post Oak Boulevard Houston, TX 77056

July 9, 2011

Conflicts Committee of the Board of Directors
Vanguard Natural Resources, LLC
5847 San Felipe, Suite 3000
Houston, Texas 77057

Members of the Conflicts Committee:

You have requested our opinion as to the fairness, from a financial point of view, to Vanguard Natural Resources, LLC, a Delaware limited liability company (“VNR”), of the Exchange Ratio (as defined below) provided for under the terms of the proposed Agreement and Plan of Merger (the “Agreement”) by and among VNR, Vanguard Natural Gas, LLC, a Kentucky limited liability company, the sole member of which is VNR (“VNG”), Vanguard Acquisition Company, LLC, a Delaware limited liability company, the sole member of which is VNG (“MergerCo”), Encore Energy Partners LP, a Delaware limited partnership (“ENP”), and Encore Energy Partners GP LLC, a Delaware limited liability company and the general partner of ENP (“ENP GP”). Capitalized terms used herein shall have the meanings used in the Agreement unless otherwise defined herein.

The Agreement provides, among other things, that MergerCo will merge with and into ENP (the “Merger”) and, at the Effective Time, each ENP Common Unit issued and outstanding immediately prior to the Effective Time (other than (i) ENP Common Units (if any) owned by ENP or its Subsidiaries or by VNR and its Subsidiaries other than VNG, which will be cancelled for no consideration, and (ii) ENP Common Units held by VNG, which shall remain outstanding), shall be converted into the right to receive 0.75 VNR Common Units (such ratio, the “Exchange Ratio”). The Agreement also provides, among other things, that all ENP Restricted Units issued under the ENP LTIP and outstanding immediately prior to the Effective Time shall be converted into awards or VNR Restricted Units, with the number of VNR Restricted Units subject to each such converted award to be determined based on the Exchange Ratio. The terms and conditions of the Merger are more fully set forth in the Agreement.

RBC Capital Markets, LLC (“RBC”), as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes.

We are providing this opinion to the Conflicts Committee in connection with the Committee’s consideration of the Merger and we will receive a fee in the amount of $750,000 for our services, which is not contingent upon the successful completion of the Merger. We also acted as financial advisor to VNR in connection with the acquisition in 2010 by VNG from Denbury Resources, Inc. (“Denbury”) of Denbury’s interest in ENP, including the acquisition by VNG of Denbury’s sole membership interest in ENP GP, for which we received a fee in the amount of $3,250,000. VNR has also agreed to reimburse us for expenses incurred by us, and to indemnify us for certain liabilities that may arise out of our engagement. In addition, RBC or its affiliates have acted as joint bookrunner for four different securities offerings by VNR in 2009 and 2010, conducted commodity hedging activities for VNR and is a participant lender in VNR’s current revolving credit facility, for which RBC or its affiliates received customary fees. Furthermore, RBC or its affiliates have also acted as co-manager of ENP’s initial public offering in 2007 and acted as joint bookrunner for two other securities offerings by ENP in 2009, conducted commodity hedging activities for ENP, is a participant lender in ENP’s current revolving credit facility, and acted as co-manager for a debt offering in 2009 by ENP Encore Acquisition Corp., an affiliate of ENP, for which RBC or its affiliates received customary fees. Furthermore, we anticipate that we may be selected by VNR to provide investment banking and financial advisory and/or financing services that may be required by VNR in the future, regardless of whether the Merger is successfully completed.

In the ordinary course of business, RBC may act as a market maker and broker in the publicly traded securities of VNR and/or ENP and receive customary compensation, and may also actively trade securities of VNR and/or ENP for our own account and the accounts of our customers, and, accordingly, RBC and its affiliates, may hold a long or short position in such securities.

For the purposes of rendering our opinion, we have undertaken such review and inquiries as we deemed necessary or appropriate under the circumstances, including the following: (i) we reviewed the financial terms of the draft Agreement dated July 8, 2011 (the “Latest Draft Agreement”); (ii) we reviewed and analyzed certain publicly available financial and other data with respect to VNR and ENP and certain other relevant historical operating data relating to VNR and ENP made available to us from published sources and from the internal records of VNR and ENP, respectively; (iii) we reviewed financial projections and forecasts of VNR and the combined post-Merger company prepared by VNR’s management and ENP GP (“Forecasts”); (iv) we conducted discussions with members of the senior management of VNR and representatives of ENP GP with respect to the business prospects and financial outlook of VNR and ENP as standalone entities as well as the strategic rationale and potential benefits of the Merger; (v) we reviewed Wall Street research estimates regarding the potential future performance of VNR and ENP as standalone entities; (vi) we reviewed the reported prices and trading activity for VNR Common Units and ENP Common Units; and (vii) we performed other studies and analyses as we deemed appropriate.

In arriving at our opinion, we employed several analytical methodologies and no one method of analysis should be regarded as critical to the overall conclusion we have reached. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The overall conclusions we have reached are based on all the analysis and factors presented, taken as a whole, and also on application of our own experience and judgment. Such conclusions may involve significant elements of subjective judgment and qualitative analysis. We therefore give no opinion as to the value or merit standing alone of any one or more parts of the analyses.

In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all the information that was publicly available to us and all of the financial, legal, tax, operating and other information provided to or discussed with us by VNR or ENP GP (including, without limitation, the financial statements and related notes thereto of each of VNR and ENP, respectively), and have not assumed responsibility for independently verifying and have not independently verified such information. We have assumed that all Forecasts provided to us by VNR or ENP GP, as the case may be (including Forecasts provided to us by VNR with respect to certain cost and revenue synergies expected to be realized from the Merger), were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the future financial performance of VNR or ENP (as the case may be), respectively, as standalone entities (or, in the case of the projected synergies, as a combined company). We express no opinion as to such Forecasts or the assumptions upon which they were based.

In rendering our opinion, we have not assumed any responsibility to perform, and have not performed, an independent evaluation or appraisal of any of the assets or liabilities of VNR or ENP, and we have not been furnished with any such valuations or appraisals. We have not assumed any obligation to conduct, and have not conducted, any physical inspection of the property or facilities of VNR or ENP. We have not investigated, and make no assumption regarding, any litigation or other claims affecting VNR or ENP.

We have assumed, in all respects material to our analysis, that all conditions to the consummation of the Merger will be satisfied without waiver thereof. We have further assumed that the executed version of the Agreement will not differ, in any respect material to our opinion, from the Latest Draft Agreement, and that the respective representations and warranties of the parties made therein are true and correct in all respects material to our opinion.

Our opinion speaks only as of the date hereof, is based on the conditions as they exist and information which we have been supplied as of the date hereof, and is without regard to any market, economic, financial, legal, or other circumstances or event of any kind or nature which may exist or occur after such date. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon events occurring after the date hereof and do not have an obligation to update, revise or reaffirm this opinion. We are not expressing any opinion herein as to the prices at which VNR Common Units or ENP Common Units have traded or will trade following the announcement of the Merger or the prices at which VNR Common Units will trade following the consummation of the Merger.

The opinion expressed herein is provided for the information and assistance of the Conflicts Committee of the Board of Directors of VNR, in its capacity as such, in connection with the Merger. We express no opinion and make no recommendation to any stockholder of VNR or ENP as to how such stockholder should vote or act with respect to the Merger or any other matter. All advice and opinions (written and oral) rendered by RBC are intended for the use and benefit of the Conflicts Committee of the Board of Directors of VNR, in its capacity as such, provided that a copy of this opinion may also be provided to and relied upon by the VNR Board of Directors, in its capacity as such, in connection with its consideration of the proposed Merger. Such advice or opinions may not be reproduced, summarized, excerpted from or referred to in any public document or given to any other person without the prior written consent of RBC. If required by applicable law, such opinion may be included in any disclosure document filed by VNR with the Securities and Exchange Commission with respect to the Merger; provided however, that such opinion must be reproduced in full and that any description of or reference to RBC be in a form reasonably acceptable to RBC and its counsel. RBC shall have no responsibility for the form or content of any such disclosure document, other than the opinion itself.

Our opinion does not address the merits of the underlying decision by VNR to engage in the Merger or the relative merits of the Merger compared to any alternative business strategy or transaction in which VNR might engage. Furthermore, our opinion does not address the merits of the underlying decision by VNG, as sole member of ENP GP, to cause ENP GP and ENP to engage in the Merger or the relative merits of the Merger compared to any alternative business strategy or transaction in which ENP GP and ENP might engage.

Our opinion addresses solely the fairness of the Exchange Ratio, from a financial point of view, to VNR. Our opinion does not in any way address other terms or arrangements of the Merger or the Agreement, including, without limitation, the financial or other terms of any other agreement contemplated by, or to be entered into in connection with, the Agreement. Further, in rendering our opinion we express no opinion about the fairness of the amount or nature of the compensation (if any) to any of VNR’s officers, directors or employees, or class of such persons, relative to the compensation to be public shareholders of ENP.

Our opinion has been approved by RBC’s Fairness Opinion Committee.

Based on our experience as investment bankers and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to VNR.

Very truly yours,

RBC CAPITAL MARKETS, LLC

July 10, 2011

The Conflicts Committee of the Board of Directors
Encore Energy Partners GP LLC
5847 San Felipe, Suite 3300
Houston, Texas 77057

Members of the Conflicts Committee:

We understand that Encore Energy Partners LP (“ENP”), Encore Energy Partners GP LLC (the “GP”), Vanguard Natural Resources, LLC (“Parent”), Vanguard Natural Gas, LLC, a wholly-owned subsidiary of Parent (“VNG”) and Vanguard Acquisition Company, LLC, a wholly-owned subsidiary of VNG (“Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into ENP (the “Merger”) in a transaction in which each common unit representing limited partner interests of ENP (the “ENP Common Units”) issued and outstanding immediately prior to the Effective Time (other than (a) ENP Common Units held by ENP or its subsidiaries or Parent and its subsidiaries other than VNG, all of which ENP Common Units will be canceled with no consideration received therefor or (b) ENP Common Units held by VNG), will be converted into the right to receive 0.75 (the “Exchange Ratio”) common units representing limited liability company interests in Parent (the “Parent Common Units”). Furthermore, pursuant to the Merger Agreement, at the Effective Time, all of the ENP Common Units held by VNG will be unchanged and remain outstanding as common units of the Surviving Entity (as defined in the Merger Agreement) and will constitute, immediately after the Effective Time (as defined in the Merger Agreement), all of the issued and outstanding common units of, and limited partner interests in, the Surviving Entity. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Exchange Ratio pursuant to the Merger Agreement is fair, from a financial point of view, to the holders of ENP Common Units other than Parent, VNG and their affiliates (collectively, the “ENP Unaffiliated Unitholders”).

In arriving at our opinion, we have, among other things:

(i)	reviewed a draft dated July 9, 2011 of the Merger Agreement;
(ii)	reviewed certain publicly available financial and other information about ENP and Parent;
(iii)	reviewed certain information regarding ENP and Parent furnished to us by the management of ENP, which is also the management of Parent, including financial forecasts and analyses, relating to the business, operations and prospects of the ENP and Parent;
(iv)	held discussions with members of senior management of ENP and Parent concerning the matters described in clauses (ii) and (iii) above;
(v)	reviewed the unit trading price history and valuation multiples for the ENP Common Units and the Parent Common Units and compared them with those of certain publicly traded companies that we deemed relevant;
(vi)	compared the proposed financial terms of the Merger with the financial terms of certain other transactions that we deemed relevant;
(vii)	reviewed certain proved oil and gas reserve data as of December 31, 2010, for ENP and Parent furnished to us by ENP and Parent;
(viii)	considered the potential pro forma impact of the Merger; and
(ix)	conducted such other financial studies, analyses and investigations as we deemed appropriate.

In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by ENP and Parent or that was publicly available to us (including, without limitation, the information described above), or that was otherwise reviewed by us. We have relied on assurances of the management of ENP and Parent that it is not aware of any facts or circumstances that would make such information inaccurate or misleading. In our review, we did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did we conduct a physical inspection of any of the properties or facilities of, ENP or Parent, nor have we been furnished with any such evaluations or appraisals of such physical inspections, nor do we assume any responsibility to obtain any such evaluations or appraisals.

With respect to the financial forecasts provided to and examined by us, we note that projecting future results of any company is inherently subject to uncertainty. ENP and Parent have informed us, however, and we have assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of ENP and Parent as to the future financial performance of ENP and Parent. We express no opinion as to the financial forecasts provided to us by ENP and Parent or the assumptions on which they are made.

Our opinion is based on economic, monetary, regulatory, market and other conditions that are existing, and can be evaluated, as of the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

We have made no independent investigation of any legal or accounting matters affecting ENP and Parent, and we have assumed the correctness in all respects material to our analysis of all legal and accounting advice given to ENP, the Conflicts Committee of the Board of Directors of the GP (the “Conflicts Committee”) and the Board of Directors of the GP, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to ENP and its unitholders. In addition, in preparing this opinion, we have not taken into account any tax consequences of the transaction to any holder of ENP Common Units. You have advised us that the Merger is expected to qualify as a tax-free reorganization for federal income tax purposes and we have assumed such qualification for purposes of our opinion. We have assumed that the final form of the Merger Agreement will be substantially similar to the last draft reviewed by us. We have also assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on ENP, Parent or the contemplated benefits of the Merger.

In addition, we were not requested to and did not provide advice concerning the structure, the determination of the specific Exchange Ratio, or any other aspects of the Merger, or to provide services other than the delivery of this opinion. We were not authorized to, and did not, solicit any expressions of interest from any other parties with respect to the sale of all or any part of ENP or any other alternative transaction. We did not participate in negotiations with respect to the terms of the Merger and related transactions. Consequently, we have assumed that such terms are the most beneficial terms from the perspective of the ENP Unaffiliated Unitholders that could under the circumstances be negotiated among the parties to such transactions, and no opinion is expressed whether any alternative transaction might result in consideration more favorable to the ENP Unaffiliated Unitholders than that contemplated by the Merger Agreement.

It is understood that our opinion is for the use and benefit of the Conflicts Committee in its consideration of the Merger, and our opinion does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to ENP, nor does it address the underlying business decision by ENP to engage in the Merger or the terms of the Merger Agreement or the documents referred to therein. Our opinion does not constitute a recommendation as to how any holder of ENP Common Units should vote on the Merger or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of ENP, other than the ENP Unaffiliated Unitholders. We express no opinion as to the price at which ENP Common Units or Parent Common Units will trade at any time. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable or to be received by any of

ENP’s officers, directors or employees, or any class of such persons, in connection with the Merger whether relative to the Exchange Ratio or otherwise. Our opinion has been authorized by the Fairness Committee of Jefferies & Company, Inc.

We have been engaged by the Conflicts Committee to provide a fairness opinion in connection with the Merger and will receive a fee for our services, a portion of which was payable in connection with the execution of our engagement letter with the Conflicts Committee and a significant portion of which is payable upon delivery of this opinion. We also will be reimbursed for expenses incurred. ENP has agreed to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement. We have, in the past, provided financial advisory and financing services to Parent and may continue to do so and have received, and may receive, fees for the rendering of such services. In the ordinary course of our business, we and our affiliates may trade or hold securities of ENP or Parent and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in those securities. In addition, we may seek to, in the future, provide financial advisory and financing services to ENP, Parent or entities that are affiliated with ENP or Parent, for which we would expect to receive compensation. Except as otherwise expressly provided in our engagement letter with the Conflicts Committee and the GP, as the general partner of ENP, our opinion may not be used or referred to by ENP, or quoted or disclosed to any person in any matter, without our prior written consent.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio pursuant to the Merger Agreement is fair, from a financial point of view, to the ENP Unaffiliated Unitholders.

Very truly yours,

JEFFERIES & COMPANY, INC.